UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

Station Casinos LLC

(Exact name of registrant as specified in its charter)

Nevada	27-3312261
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1505 South Pavilion Center Drive Las Vegas, Nevada	89135
(Address of principal executive offices)	(Zip Code)

702-495-3000

Registrant’s telephone number, including area code

Copies of correspondence to:

Thomas M. Friel Station Casinos LLC 1505 South Pavilion Center Drive Las Vegas, Nevada 89135	Kenneth J. Baronsky Milbank, Tweed, Hadley & McCloy LLP 601 South Figueroa Street, Suite 3000 Los Angeles, California 90017

Securities to be registered

pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Voting Units

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

EXPLANATORY NOTE

This amendment number 2 to registration statement on Form 10 (“Registration Statement”) is being filed by Station Casinos LLC, a Nevada limited liability company, (the “Company,” “we,” “us,” or “our”) in order to register voting membership interests of the Company (“Voting Units”) voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements. Such statements contain words such as “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of strategy or risks and uncertainties. Forward-looking statements in this Registration Statement include, among other things, statements concerning: projections of future results of operations or financial condition; expectations regarding casino properties and future development plans; expectations of the continued availability of capital resources; and expectations regarding the restructuring efforts of Station Casinos, Inc. (“STN”) and its subsidiaries.  STN and its subsidiaries are referred to collectively in this Registration Statement as “Station.”  Any forward-looking statement necessarily is based upon a number of estimates and assumptions that, while considered reasonable by us, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our or Station’s control, and are subject to change. Actual results of operations may vary materially from any forward-looking statement made herein. Forward-looking statements should not be regarded as a representation by us, Station or any other person that the forward-looking statements will be achieved. Undue reliance should not be placed on any forward-looking statements. Some of the contingencies and uncertainties to which any forward-looking statement contained herein is subject include, but are not limited to, the following:

•                  Although the Plan (as defined herein) has been confirmed, it will not be fully consummated until the Effective Date (as defined herein). The timing of consummation of the Plan is uncertain. The continuing bankruptcy proceedings and consummation of the Plan may adversely affect Station’s, and consequently our, business, including their and our relationships with customers and suppliers.

•                  The recession, and in particular the economic downturn in Nevada, has adversely affected Station’s business. We expect that Station’s, and consequently our, business will continue to be adversely affected by the economic downturn.

•                  We will have substantial debt outstanding following the Effective Date. Our debt service requirements may adversely affect our operations and ability to compete.

•                  We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors that are beyond our control.

•                  We may experience a loss of market share due to intense competition.

•                  We face extensive regulation from gaming and other government authorities.

•                  Changes to applicable gaming and tax laws could have a material adverse effect on our financial condition.

•                  Our operating results may be adversely impacted by general business conditions including competitive practices, changes in customer demand and the cyclical nature of the gaming and hospitality business generally, and general economic conditions, including interest rates.

•                  We may be adversely impacted by adverse outcomes of legal proceedings and the development of, and changes in, claims or litigation reserves.

•                  For additional contingencies and uncertainties, see “Item 1A. Risk Factors.”

ITEM 1.  BUSINESS.

Introduction

We are a Nevada limited liability company that was formed to acquire substantially all of the assets of Station pursuant to the joint plan of reorganization of STN and certain affiliated debtors under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Company was formed on August 9, 2010 and has its principal executive offices at 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.  The telephone number for its executive offices is (702) 495-3000.  Station’s internet website is www.stationcasinos.com and we expect to maintain the website after the Effective Date.

To date, we have conducted no business and have no material assets or liabilities. We expect the reorganization of Station to be completed sometime during the first half of 2011, at which time we will acquire substantially all of the assets of Station in consideration for the issuance of (i) our Voting Units to Station Voteco LLC, a Nevada limited liability company formed to hold the voting equity interests of the Company (“Station Voteco”), (ii) our non-voting units (“Non-Voting Units” together with our Voting Units, our “Units”) to Station Holdco LLC, a Nevada limited liability company formed to hold the non-voting equity interests of the Company (“Station Holdco”), and (iii) secured credit facilities.  See “Item 1. Business—Chapter 11 Reorganization and Restructuring Transactions” for a further description of the reorganization of Station.

Available Information

Following the effectiveness of this Registration Statement, we will be required to file annual, quarterly and other current reports and information with the SEC.  You will be able to read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.   You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Because we submit filings to the SEC electronically, access to this information is available at the SEC’s internet website (www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the SEC.

Following the Effective Date (as defined below), we will also make available, free of charge, at our principal internet address (www.stationcasinos.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Chapter 11 Reorganization

Station is a gaming and entertainment company that currently owns and operates ten major hotel/casino properties (two of which are 50% owned) under the Station and Fiesta brand names and eight smaller casino properties (three of which are 50% owned), in the Las Vegas metropolitan area.  Station owns and operates Palace Station Hotel & Casino (“Palace Station”), Boulder Station Hotel & Casino (“Boulder Station”), Texas Station Gambling Hall & Hotel (“Texas Station”), Sunset Station Hotel & Casino (“Sunset Station”), Santa Fe Station Hotel & Casino (“Santa Fe Station”), Red Rock Casino Resort Spa (“Red Rock”), Fiesta Rancho Casino Hotel (“Fiesta Rancho”), Fiesta Henderson Casino Hotel (“Fiesta Henderson”), Wild Wild West Gambling Hall & Hotel (“Wild Wild West”), Wildfire Casino—Rancho (“Wildfire Rancho”), Wildfire Casino—Boulder (“Wildfire Boulder”), Gold Rush Casino (“Gold Rush”) and Lake Mead Casino.  Station also owns a 50% interest in Green Valley Ranch Resort Spa Casino (“Green Valley Ranch”), Aliante Station Casino + Hotel (“Aliante Station”), Barley’s Casino & Brewing Company (“Barley’s”), The Greens Gaming and Dining (“The Greens”) and Wildfire Lanes and Casino (“Wildfire Lanes”). Station also manages Gun Lake Casino.

On November 7, 2007, STN completed a going private transaction that was sponsored by Frank J. Fertitta III and Lorenzo J. Fertitta and certain affiliates of Colony Capital, LLC (“Colony”) (such going private transaction is referred to herein as, the “Merger”).  In connection with the Merger, STN’s subsidiary, FCP Propco, LLC (“Propco”), and certain other subsidiaries of STN that directly or indirectly own interests in Propco (the “Propco Debtors”) entered into a mortgage loan and related mezzanine financings in an aggregate principal amount of $2.475 billion (the “CMBS Loans”).  The CMBS Loans were secured by substantially all fee and leasehold real property comprising Palace Station, Boulder Station, Sunset Station and Red Rock (collectively, the “Propco Properties”).  In addition, STN, as borrower, entered into a $900 million senior secured credit agreement (the “Credit Agreement”) which was secured by substantially all of the assets of STN and its subsidiaries, other than Propco and the Propco Debtors.  STN’s $450 million 6% senior notes due April 1, 2012, $400 million

7 3/4% senior notes due August 15, 2016, $450 million 6 1/2% senior subordinated notes due February 1, 2014, $700 million 6 7/8% senior subordinated notes due March 1, 2016 and $300 million 6 5/8% senior subordinated notes due March 15, 2018 (collectively, “Senior and Senior Subordinated Notes”) remained outstanding following consummation of the Merger.  On February 7, 2008, a wholly owned, indirect subsidiary of STN (“Landco”), as borrower, entered into a $250 million delay-draw term loan collateralized by land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West in Las Vegas, Nevada (the “Land Loan”).

The Merger and related transactions left Station highly leveraged.  Shortly thereafter, the economy in the United States sharply declined, consumer spending deteriorated and the credit markets severely contracted.  Foreclosure and unemployment rates in Nevada sharply increased, becoming among the highest in the United States, and many planned construction projects for new casinos in Nevada were delayed or cancelled, causing further deterioration of the Las Vegas economy and reduced discretionary consumer spending by Las Vegas residents.  Station was severely impacted by the economic downturn due to the fact all of its owned casinos are located in Las Vegas and its properties have historically attracted customers from the Las Vegas valley.  In addition, the value of real estate in Nevada significantly eroded as a result of the deterioration of the economy.

Due to the economic conditions following the Merger, including the credit crisis and a decrease in consumer confidence levels, Station experienced a significant reduction in revenues.  Although Station engaged in cost reductions, reductions in workforce and other efforts to mitigate the impact of the decline in revenues, the results of operations of Station were materially and adversely impacted by the economic downturn and its ability to service its debt obligations was impaired.  In addition, the decline in real estate values in Nevada adversely affected the value of Station’s assets.  The resulting deterioration of Station’s results of operations and asset values, coupled with Station’s high leverage and the general unavailability of credit, negatively impacted Station’s ability to service its outstanding indebtedness or otherwise raise capital for restructuring.

As a result, on July 28, 2009 (the “Petition Date”), STN and its affiliates FCP Holding Inc., FCP VoteCo, LLC, Fertitta Partners, LLC, FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC and Reno Land Holdings, LLC (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under Chapter 11 of the Bankruptcy Code.  These cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the “Chapter 11 Case”).

Restructuring Transactions

On August 27, 2010, the Bankruptcy Court entered an order confirming the Debtors joint plan of reorganization (the “Plan”).  Under the Plan, the Company, as designee of German American Capital Corporation and JP Morgan Chase Bank, N.A., as holders of $1.8 billion in CMBS Loans (the “Mortgage Lenders”), is expected to acquire the Propco Properties and certain related assets in satisfaction of the Mortgage Lenders’ existing secured claims against Propco. In conjunction with these transfers to the Company, under the Plan: (i) our Voting Units are expected to be issued to Station Voteco, which is expected to be owned by (a) Robert A. Cashell Jr. and Stephen J. Greathouse, who are expected to be designated by the Mortgage Lenders as members of our Board of Managers and owners of Station Voteco, and (b) an entity owned by affiliates of Frank J. Fertitta III, our Chief Executive Officer, President and a member of our Board of Managers, and Lorenzo J. Fertitta, a member of our Board of Managers, (ii) our Non-Voting Units are expected to be issued to Station Holdco, which is expected to be owned by the Mortgage Lenders, FI Station Investor LLC, a newly formed limited liability company owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta (“FI Station Investor”), and the holders of the Senior and Senior Subordinated Notes; and (iii) the Company is expected to enter into a new credit agreement (the “Propco Credit Agreement”) with the Mortgage Lenders consisting of a term loan facility in the principal amount of  $1.6 billion and a revolving credit facility in the amount of $100 million, which revolving credit facility will increase to $150 million upon the prepayment of $50 million of outstanding principal amount under the term loan (the transactions described in clauses (i) through (iii) collectively referred to herein as, the “Propco Restructuring”).

In addition, Station Holdco will issue two classes of warrants to the Mortgage Lenders permitting the Mortgage Lenders to purchase a total of 5% of the non-voting equity of Station Holdco at exercise prices based upon a multiple of the share value of Station Holdco on the Effective Date (the “Mortgage Lender Warrants”).  The Mortgage Lenders will sell to FI Station Investor one of the classes of warrants with the right to purchase up to 2.5% of the non-voting equity (the “Fertitta Warrants”) and will transfer the remaining 2.5% of the Mortgage Lender Warrants to holders of the mezzanine portion of the CMBS Loans.  On or about the Effective Date, FI Station Investor is expected to assign the Fertitta Warrants to an affiliate of Colony.  The Mortgage Lender Warrants will have a per unit exercise price equal to two and one-half times the value of the Non-Voting Units on the Effective Date (as defined below) that will increase by 15% on each of the third through seventh anniversaries of the Effective Date.  The Fertitta Warrants will have a per unit exercise price equal to three times the value of the Non-Voting Units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date.  For purposes of determining the exercise price of the Mortgage Lender Warrants and the Fertitta Warrants, the per unit value of the Non-Voting Units will be determined based on a total equity value of Station Holdco equal to $200 million, plus the amount of any additional equity issued or capital contributions made as of the Effective Date, plus the amount of any reduction in the debt agreed to by the Mortgage Lenders in exchange for Station Holdco equity (the “Plan Value”).   The Mortgage Lender Warrants and the Fertitta Warrants may only be exercised following the earlier of (i) the six and one-half year anniversary of the Effective Date and (ii) the occurrence of a capital raising transaction by Station Holdco that involves a determination of the equity value of Station Holdco (other than the transactions contemplated by the Plan) and expire on the seventh anniversary of the Effective Date.

The chart that follows below summarizes the Company’s corporate structure and material debt facilities after giving effect to the consummation of the Plan.  In order to simplify the presentation, not all entities expected to make up the enterprise are depicted in the chart below.

(1)  Borrower under the Propco Credit Agreement.

(2)  Borrower under the Restructured Land Loan.

(3)  Borrower under the Opco Credit Agreement.

In addition, pursuant to the terms of the Plan, STN and certain of its subsidiaries have entered into an Asset Purchase Agreement dated as of June 7, 2010, as amended (the “Asset Purchase Agreement”) with FG Opco Acquisitions LLC, an entity that is currently owned in whole or in part by Fertitta Entertainment LLC, which is owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta (“Fertitta Entertainment”), and the Mortgage Lenders and will be owned by the Company upon consummation of the transactions contemplated by the Asset Purchase Agreement (the “Opco

Purchaser”).  Pursuant to the terms of the Asset Purchase Agreement, the Opco Purchaser will acquire substantially all of the assets of STN and certain of its subsidiaries, including Santa Fe Station, Texas Station, Fiesta Henderson, Fiesta Rancho and interests in certain Native American gaming projects (the “Opco Assets”), for a purchase price of $772 million, consisting of the following: (i) an amount in cash equal to $317 million, subject to adjustment pursuant to the terms of the Asset Purchase Agreement; and (ii) $455 million in aggregate principal amount of term loans, subject to adjustment pursuant to the terms of the Asset Purchase Agreement (together with a $25 million revolving credit facility, the “Opco Credit Agreement”) (the transactions described in this paragraph, collectively referred to herein as the “Opco Acquisition”).  The lenders under the Opco Credit Agreement will be the same lenders as under Station’s existing Credit Agreement.

Pursuant to the terms of the Plan, the proceeds of the sale of the Opco Assets will be distributed to secured creditors of STN in full satisfaction of their claims against Station.  The Plan also provides that certain general unsecured creditors of STN (“Opco Unsecured Creditors”) will receive warrants (the “Unsecured Creditor Warrants”) exercisable for 2.5% of the total equity of Station Holdco.  The Unsecured Creditor Warrants will have a per unit exercise price equal to two and one-half times the value of the Non-Voting Units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date.  For purposes of determining the exercise price of the Unsecured Creditor Warrants, the per unit value of the Non-Voting Units will be determined based on the Plan Value.  The Unsecured Creditor Warrants may only be exercised following the earlier of (i) the six and one-half year anniversary of the Effective Date and (ii) the occurrence of a capital raising transaction by Station Holdco that involves a determination of the equity value of Station Holdco (other than the transactions contemplated by the Plan), and expire on the seventh anniversary of the Effective Date.

In addition, Opco Unsecured Creditors that are “accredited investors” (as defined in the Securities Act of 1933, as amended) will have an opportunity to participate in a rights offering (“Rights Offering”) under which they may subscribe for and purchase their pro rata share of 15% of the Non-Voting Units of Station Holdco for an aggregate amount of $35.3 million.  The Rights Offering may be increased to fund (i) the payment of $50 million pay-down under the Propco Credit Agreement, (ii) a portion of the Opco Acquisition and (iii) the acquisition of Green Valley Ranch, Aliante Station, or any other material gaming operations located with a 100-mile radius of Las Vegas, provided that the aggregate purchase price payable for additional units so offered in the Rights Offering will not exceed $64.7 million.  Certain affiliates of Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, LP (the “Put Parties”) will purchase at least one-half of the Non-Voting Units offered pursuant to the Rights Offering and have committed to purchase the remainder of the Non-Voting Units offered pursuant to the Rights Offering on or before June 30, 2011, to the extent that such units are not purchased by other Opco Unsecured Creditors (the “Equity Put”).  In consideration for their agreement to purchase units that are not purchased by other Opco Unsecured Creditors, the Put Parties will receive a $3 million cash payment on the Effective Date and reimbursement of expenses in an amount of up to $1.7 million.

Additionally, pursuant to the terms of the Propco Restructuring, Wild Wild West may be acquired by the Company.  Claimants with respect to the Land Loan are expected to enter into an amended and restated credit agreement related to the Land Loan (the “Restructured Land Loan”).  Pursuant to the terms of the Restructured Land Loan, the principal outstanding may be reduced substantially in exchange for warrants in Landco exercisable for nominal consideration (the “Landco Warrants” and together with the Mortgage Lender Warrants, the Fertitta Warrants and the Unsecured Creditor Warrants, the “Warrants”).  However, there can be no assurance that the principal amount of the Restructured Land Loan will be reduced.

Following consummation of the Plan it is expected that the Company and its subsidiaries will enter into long-term management contracts with affiliates of Fertitta Entertainment to manage the Propco Properties and the Opco Assets (the “Management Agreements”).  The Propco Restructuring, the Opco Acquisition, the issuance of the Warrants, the Rights Offering, the Equity Put, entry into the Management Agreements and the Restructured Land Loan are referred to herein collectively as the “Restructuring Transactions.”

On February 10, 2010, GV Ranch Station, Inc. (“GVRS”), a wholly owned subsidiary of STN that owns 50% of and manages Green Valley Ranch, filed a voluntary petition in the Bankruptcy Court under Chapter 11 of the Bankruptcy Code. The joint venture that owns Green Valley Ranch has commenced discussions with its own lenders about restructuring alternatives.  In addition, Station owns the manager of, and a 50% interest in the joint venture that owns Aliante Station.   The joint venture that owns Aliante Station has commenced discussions with its own lenders about restructuring alternatives.  None of Aliante Station, Green Valley Ranch nor Station’s indirect equity interest in the joint ventures that own Aliante Station and Green Valley Ranch are subject to the Plan.

Although the Plan was confirmed by the Bankruptcy Court on August 27, 2010, consummation of the Plan is subject to the satisfaction of certain conditions precedent, including among other things, (i) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of the Debtors, (ii) all documents necessary to implement the Restructuring Transactions contemplated by the Plan, including but not limited to the equityholders agreement to be entered into upon emergence from bankruptcy among the Company, its equityholders and its subsidiaries (the “Equityholders Agreement”), the Opco Credit Agreement, the Propco Credit Agreement, the Restructured Land Loan and the Warrants, shall be in form and substance reasonably acceptable to the Debtors, and (iii) all necessary regulatory approvals, including but not limited to necessary approvals of the Nevada Gaming Authorities (as defined herein), will have been obtained (the date upon which the actions described in clauses (i) through (iii) are completed is referred to herein as the “Effective Date”).  The Company currently expects that the Effective Date will occur in the first half of 2011, although the Company cannot assure you that the required regulatory approvals will be obtained, that conditions to consummation of the Plan will be satisfied by that date, or at all, or that Station will be successful in implementing the Plan in the form contemplated, or at all.  In addition, many non-debtor subsidiaries of Station are expected to file voluntary chapter 11 cases in the Bankruptcy Court for the purposes of effectuating the sale or transfer of all or a portion of their assets pursuant to the Plan.

Following the consummation of the Plan, STN and certain of the other Debtors will be dissolved and, except to the extent set forth in the Plan, none of the Company, Fertitta Entertainment, FI Station Investor nor any of their respective affiliates will succeed to the assets or liabilities of STN or the other Debtors.

Narrative Description of Business

Each of Station’s properties caters primarily to local Las Vegas area residents.  We intend to market the six “Station” casinos (including Red Rock) together under the Station Casinos’ brand and the two “Fiesta” casinos under the Fiesta brand, offering convenience and choices to residents throughout the Las Vegas valley with our strategically located properties.

Operating Strategy

Station’s operating strategy emphasizes attracting and retaining customers primarily from the local and repeat visitor markets and we intend to keep this operating strategy. Station’s properties attract customers through:

•                  innovative, frequent and high-profile promotional programs directed towards the local market;

•                  focused marketing efforts and convenient locations;

•                  aggressive marketing to the repeat visitor market; and

•                  the development of strong relationships with specifically targeted travel wholesalers in addition to convention business at Red Rock.

Although perceived value will initially attract a customer to the Station properties, actual value generates customer satisfaction and loyalty.  Station believes that actual value becomes apparent during the customer’s visit through an enjoyable, affordable and high-quality entertainment experience.  Las Vegas, which has been one of the fastest growing cities in the United States, is characterized by a historically strong economy and demographics, which include an increasing number of retirees and other active gaming customers; however, the city continues to be adversely affected by the national economic downturn. The current recession has had an adverse impact on the growth and economy of Las Vegas, resulting in significant declines in the local housing market and rising unemployment which has negatively affected consumer spending and customer visits to the Station properties.

Station believes that its out-of-town patrons are also discerning customers who enjoy a value oriented, high-quality approach. Station believes that its patrons view its hotel and casino product as a preferable alternative to attractions located on the Las Vegas Strip and downtown Las Vegas.

Provide a High-Value Experience

Because Station targets the repeat customer, Station is committed to providing a high-value entertainment experience for its customers in the restaurants, hotels, casinos and other entertainment amenities. Station has developed regional entertainment destinations for locals that include other amenities such as spas, movie theaters, bowling centers, ice skating, live entertainment venues and child care facilities. In addition, Station believes the value offered by restaurants at each of its casino properties is a major factor in attracting local gaming customers, as dining is a primary motivation for casino visits by many locals. Through their restaurants, each of which has a distinct style of cuisine, the casino properties offer generous portions of high-quality food at reasonable prices. In addition, Station’s operating strategy focuses on slot and video poker machine play.  Station’s target market consists of frequent gaming patrons who seek a friendly atmosphere and convenience. Because locals and repeat visitors demand variety and quality in their slot and video poker machine play, Station offers the latest in slot and video poker technology at its casino properties.

As part of Station’s commitment to providing a quality entertainment experience for its patrons, Station is dedicated to ensuring a high level of customer satisfaction and loyalty by providing attentive customer service in a friendly, casual atmosphere. Station recognizes that consistent quality and a comfortable atmosphere stem from the collective care and friendliness of each employee. Station began as a family-run business and maintained close-knit relationships amongst its management and endeavors to instill among its employees this same sense of loyalty. Toward this end, Station takes a hands-on approach through active and direct involvement with employees at all levels.

Marketing and Promotion

Station employs an innovative marketing strategy that utilizes frequent high-profile promotional programs in order to attract customers and establish a high level of name recognition. In addition to aggressive marketing through television, radio and newspaper advertising, Station has created and sponsored promotions that have become a tradition in the locals’ market.

In 1999, Station introduced a unified Boarding Pass player rewards program at its Station properties. The Boarding Pass program allows guests to earn points based on their level of gaming activity. The Fiesta properties offer a similar player rewards program called the Amigo Club. Members of the Boarding Pass and the Amigo Club can redeem points at any of the properties for free slot play, meals in any of the restaurants, hotel rooms, movie passes, entertainment tickets or merchandise from its gift shops.

Station is heavily focused on using cutting-edge technology to drive customer traffic with products created by Station such as its Jumbo Brand products, which include “Jumbo Pennies,” “Jumbo Bingo,” “Jumbo Keno” and “Jumbo Hold’Em.”  Other products also include “Xtra Play Cash” and “Sports Connection,” among others. Station believes that these products create sustainable competitive advantages and will continue to distinguish it from its competition.

Growth Strategy

Due to the current state of the Las Vegas economy, Station has no short-term expansion plans but may pursue acquisitions.  Station’s long-term growth strategy includes the master-planned expansions of its existing gaming facilities in Nevada, the development of gaming facilities on certain real estate it owns or is under contract to acquire in the Las Vegas valley and Reno, Nevada, the evaluation and pursuit of additional acquisition or development opportunities in Nevada and other gaming markets and the pursuit of additional management agreements with Native American tribes.

Properties

Set forth below is certain information as of September 30, 2010 concerning the properties we will acquire from Station (the “Acquired Casinos”) through the Restructuring Transactions. The Acquired Casinos are more fully described following the table.

	Hotel Rooms (1)	Slots (2)	Gaming Tables (3)	Parking Spaces (4)	Acreage
Casino Properties
Palace Station	1,011	1,760	47	2,600	30
Boulder Station	300	2,761	33	4,800	54
Texas Station	200	2,005	27	5,900	47
Sunset Station	457	2,463	41	5,500	82
Santa Fe Station	200	2,825	40	5,200	39
Red Rock	815	2,995	66	6,800	64
Fiesta Rancho	100	1,460	15	2,050	25
Fiesta Henderson	224	1,618	16	3,000	46
Other Properties
Wild Wild West (5)	262	198	6	600	19
Wildfire Rancho	—	196	—	265	5
Wildfire Boulder	—	167	—	230	2
Gold Rush	—	147	—	125	1
Lake Mead Casino	—	87	—	64	3
Barley’s (50% owned)	—	199	—	—	—
The Greens (50% owned)	—	37	—	—	—
Wildfire Lanes (50% owned)	—	197	—	—	—

(1)	For the nine months ended September 30, 2010, room occupancy for the hotel operations of the Acquired Casinos was 80%, the average daily room rate was $60, and revenue per available room was $48.

(2)	Includes slot and video poker machines and other coin-operated devices.

(3)

Generally includes blackjack (“21”), craps, roulette, pai gow poker, mini baccarat, let it ride, three-card poker, Texas hold’em and wild hold’em. The Casino Properties also offer a keno lounge, a bingo parlor and a race and sports book. The Other Properties offer a sports book, with the exception of Lake Mead Casino and The Greens.

(4)

Includes covered parking spaces of 1,900 for Palace Station, 1,900 for Boulder Station, 3,500 for Texas Station, 2,900 for Sunset Station, 4,500 for Santa Fe Station, 5,100 for Red Rock, 1,000 for Fiesta Rancho and 1,100 for Fiesta Henderson.

(5)

Unless a renegotiated lease is entered into, we do not plan to acquire this facility from Station.  We are currently in negotiations regarding the terms of the Wild Wild West property lease; however, the Company can provide no assurance that it will be able to reach an agreement with the lessor.

Casino Properties

Palace Station

Palace Station is strategically located at the intersection of Sahara Avenue and Interstate 15, one of Las Vegas’ most heavily traveled areas. Palace Station is a short distance from McCarran International Airport and from major attractions on the Las Vegas Strip and downtown Las Vegas. Palace Station features a turn-of-the-20th-century railroad station theme with non-gaming amenities including newly remodeled hotel rooms, seven full-service restaurants, a 275-seat entertainment lounge, four additional bars, two swimming pools, an approximately 20,000-square-foot banquet and convention center, a gift shop and a non-gaming video arcade.

Palace Station’s seven full-service restaurants have a total of approximately 1,300 seats. These restaurants offer a variety of high-quality food at reasonable prices, including the Grand Café, Feast Buffet, The Broiler Steaks and Seafood, Pasta Palace (an Italian restaurant), Cabo Mexican Restaurant, an 18-seat Oyster Bar and Food Express Chinese Restaurant. In addition to these restaurants, Palace Station offers various fast-food outlets and the Louie Anderson Theater featuring Bonkers Comedy Club.

Boulder Station

Boulder Station, which opened in August 1994, is strategically located on Boulder Highway, immediately adjacent to the Interstate 515 interchange. Station believes that this highly visible location at this well-traveled intersection offers a competitive advantage relative to existing hotels and casinos located on Boulder Highway. Boulder Station is located approximately four miles east of the Las Vegas Strip and approximately four miles southeast of downtown Las Vegas. Boulder Station features a turn-of-the-20th-century railroad station theme with non-gaming amenities including five full-service restaurants, a 750-seat entertainment lounge, six additional bars, an 11-screen movie theater complex, a Kid’s Quest child care facility, a swimming pool, a non-gaming video arcade and a gift shop.

Boulder Station’s five full-service restaurants have a total of over 1,400 seats. These restaurants offer a variety of high-quality meals at reasonable prices, including Coco’s Bakery & Restaurant, Feast Buffet, The Broiler Steaks and Seafood, Pasta Palace (an Italian restaurant) and Guadalajara Bar & Grille (a Mexican restaurant). In addition to these restaurants, Boulder Station offers various fast-food outlets.

Texas Station

Texas Station, which opened in July 1995, is strategically located at the corner of Lake Mead Boulevard and Rancho Drive in North Las Vegas. Texas Station features a friendly Texas atmosphere, highlighted by distinctive early Texas architecture with non-gaming amenities including five full-service restaurants, a Kid’s Quest child care facility, a 300-seat entertainment lounge, a 1,700-seat event center, eight additional bars, an 18-screen movie theater complex, a swimming pool, a non-gaming video arcade, a gift shop, a 60-lane bowling center and approximately 40,000 square feet of meeting and banquet space.

Texas Station’s five full-service restaurants have a total of approximately 1,200 seats. These restaurants offer a variety of high-quality food at reasonable prices, including Coco’s Bakery & Restaurant, Austins Steakhouse, San Lorenzo (an Italian restaurant), Feast Buffet (featuring seven different food stations) and Texas Star Oyster Bar, which has 110 seats. In addition to the Texas Station-themed restaurants, guests may also enjoy the unique features of several bars and lounges including Martini Ranch, Whiskey Bar, Garage Bar, A Bar and South Padre Honky Tonk. Texas Station also offers a variety of fast-food outlets to enhance the customers’ dining selection.

Sunset Station

Sunset Station, which opened in June 1997, is strategically located at the intersection of Interstate 515 and Sunset Road. Multiple access points provide customers convenient access to the gaming complex and parking areas. Situated in a highly concentrated commercial corridor along Interstate 515, Sunset Station has prominent visibility from the freeway and the Sunset commercial corridor. Sunset Station is located approximately nine miles east of McCarran International Airport and approximately seven miles southeast of Boulder Station. Sunset Station features a Spanish/Mediterranean-style theme with non-gaming amenities including seven full-service restaurants themed to capitalize on the familiarity of the restaurants at Station’s other properties, a 520-seat entertainment lounge, a 4,000-seat outdoor amphitheater, eight additional bars, a gift shop, a non-gaming video arcade, a 13-screen movie theater complex, a 72-lane bowling center, a Kid’s Quest child care facility and a swimming pool.

Sunset Station’s seven full-service restaurants have a total of approximately 2,100 seats featuring “live-action” cooking and simulated patio dining. These restaurant facilities offer a variety of high-quality food at reasonable prices, including the 24-hour Coco’s (featuring American fare), Sonoma Cellar Steakhouse, Capri Italian Ristorante, Guadalajara Bar & Grille (a Mexican restaurant), Feast Buffet, a live action buffet featuring Mexican, Italian, barbecue, American and Chinese cuisine, Hooter’s and a 65-seat Oyster Bar. Guests may also enjoy the Gaudi Bar, a centerpiece of the casino featuring over 8,000 square feet of stained glass. Sunset Station also offers a variety of fast-food outlets to enhance the customers’ dining selection.

Santa Fe Station

In October 2000, Station purchased Santa Fe Station which is strategically located at the intersection of Highway 95 and Rancho Drive, approximately five miles northwest of Texas Station. Santa Fe Station features non-gaming amenities including four full-service restaurants, a gift shop, a non-gaming video arcade, a swimming pool, a 500-seat entertainment lounge, seven additional bars, a 60-lane bowling center, a 16-screen movie theater complex, a Kid’s Quest child care facility and over 14,000 square feet of meeting and banquet facilities.

Santa Fe Station’s four full-service restaurants have a total of approximately 1,000 seats, which include The Charcoal Room (a steakhouse), Cabo Mexican Restaurant, Sushi Avenue 2 and the Feast Buffet, a live action buffet featuring Mexican, Italian, barbecue, American and Chinese cuisine. Guests may also enjoy Revolver Saloon and Dance Hall or 4949 Lounge, a centerpiece of the casino. Santa Fe Station also offers a variety of fast-food outlets to enhance the customers’ dining selection.

Red Rock

Red Rock, which opened in April 2006, is strategically located on Charleston Boulevard at the Interstate 215/Charleston interchange in the Summerlin master-planned community in Las Vegas, Nevada. Red Rock features an elegant desert oasis theme with a contemporary design, offering 815 hotel rooms featuring ultra-modern design filled with the most up-to-date luxury amenities. In addition to its standard guestrooms, the hotel offers six styles of suites, including one-of-a-kind custom villas and penthouse suites. Additional non-gaming amenities include nine full-service restaurants, a 16-screen movie theater complex, 94,000 square feet of meeting and convention space, a full-service spa, a 72-lane bowling center and a Kid’s Quest child care facility.

Red Rock’s nine full-service restaurants have a total of approximately 1,600 seats and include Hachi (a contemporary Japanese restaurant), T-bones Chophouse, Terra Rossa (an Italian restaurant), Cabo Mexican Restaurant, the Grand Café, Feast Buffet, a live action buffet featuring Mexican, Italian, barbecue, American and Chinese cuisine, Sand Bar, Yard House and LBS: A Burger Joint (a gourmet burger restaurant). In addition, Red Rock features numerous bars and lounges including Rocks Lounge offering free live entertainment, Onyx Bar, Sand Bar and Lucky Bar.  Red Rock also offers a variety of fast-food outlets to enhance the customers’ dining selection.

Fiesta Rancho

Fiesta Rancho was purchased by Station in January 2001 and is strategically located at the intersection of Lake Mead Boulevard and Rancho Drive in North Las Vegas across from Texas Station. Fiesta Rancho features a Southwestern theme with non-gaming amenities including three full-service restaurants, a gift shop, a non-gaming video arcade, a swimming pool, a 600-seat entertainment lounge, a regulation-size ice skating rink and three additional bars.

Fiesta Rancho’s three full-service restaurants have a total of over 870 seats, and include a 24-hour Denny’s Restaurant, Garduno’s (a Mexican restaurant), and Festival Buffet. Fiesta Rancho also offers a variety of fast-food outlets to enhance the customers’ dining selection.

Fiesta Henderson

Fiesta Henderson was purchased by Station in January 2001 and is strategically located at the intersection of Interstate 215 and Interstate 515 in Henderson, Nevada. The property features four full-service restaurants, a 12-screen movie theater complex, a gift shop, a swimming pool, three bars and lounges and meeting space.

Fiesta Henderson’s four full-service restaurants have a total of approximately 1,100 seats, and include a 24-hour Denny’s Restaurant, Fuego Steakhouse, Amigo’s Mexican Cantina and Festival Buffet. Fiesta Henderson also offers a variety of fast-food outlets to enhance the customers’ dining selection.

Other Properties

Wild Wild West

Wild Wild West, which Station acquired in July 1998, is strategically located on Tropicana Avenue and immediately adjacent to Interstate 15. Wild Wild West’s non-gaming amenities include a full-service restaurant, a bar, a gift shop and a truck plaza. In December 2009, the Wild Wild West was rebranded as Days Inn—Las Vegas under a franchise agreement with Days Inn Worldwide.  Station expects to reject the lease of the Wild Wild West facility.  Unless a renegotiated lease is entered into, we do not plan to acquire this facility from Station.  There can be no assurance that a replacement lease can be negotiated.  We are currently in negotiations regarding the terms of the Wild Wild West property lease, however, the Company can provide no assurance that it will be able to reach an agreement with the lessor.

Wildfire Rancho

In January 2003, Station purchased Wildfire Rancho located on Rancho Drive across from Texas Station. Wildfire Rancho’s non-gaming amenities include a lounge, outdoor patio and a full-service restaurant.

Wildfire Boulder & Gold Rush

In August 2004, Station purchased Wildfire Boulder (formerly known as Magic Star) and Gold Rush. Wildfire Boulder is located on Boulder Highway in Henderson, Nevada. Gold Rush is located at the intersection of Interstate 515 and Sunset Road, adjacent to Sunset Station in Henderson, Nevada. Both properties offer non-gaming amenities which include a full-service restaurant and a bar.

Lake Mead Casino

In September 2006, Station purchased Lake Mead Casino located in Henderson, Nevada. Lake Mead Casino’s non-gaming amenities include a full-service restaurant and bar.

Barley’s, The Greens and Wildfire Lanes

Barley’s, which opened in January 1996, is a casino and brew pub located in Henderson, Nevada. Barley’s non-gaming amenities include a full-service restaurant, a pizza kitchen and a bar. In November 2005, Station purchased a 50% interest in The Greens, a restaurant and lounge, located in Henderson, Nevada. The Greens’ non-gaming amenities include a full-service restaurant and bar. In October 2007, Station purchased a 50% interest in Wildfire Lanes (formerly known as Renata’s) located in Henderson, Nevada. Wildfire Lanes’ non-gaming amenities include a full-service restaurant, a bar and an 18-lane bowling center. Station is the managing partner for Barley’s, The Greens and Wildfire Lanes and receives a management fee equal to approximately 10% of EBITDA.

Managed Properties

Gun Lake Casino

On November 13, 2003, Station agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company (“MPM”). Concurrently with its agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe (“Gun Lake”), entered into amended Development and Management Agreements, pursuant to which MPM agreed to assist Gun Lake in developing and operating the Gun Lake Casino, a gaming and entertainment facility located in Allegan County, Michigan located on U.S. Highway 131 and 129th Avenue, approximately 25 miles south of Grand Rapids, Michigan and 27 miles north of Kalamazoo, Michigan. Gun Lake Casino opened in February   , 2011, and includes approximately 1,450 slot machines, 28 table games and various dining options.

The Sixth Amended and Restated Management Agreement (the “Gun Lake Management Agreement”) has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project’s net income to be paid to MPM. Pursuant to the terms of the MPM operating agreement, Station’s, or the Company’s as successor to Station, portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.  On July 15, 2010, the National Indian Gaming Commission (the “NIGC”) provided MPM and Gun Lake with notice of approval of the Gun Lake Management Agreement.

Expansion Strategy

Selection Criteria

                Station believes that a highly visible location, convenient access and ample parking are critical factors in attracting local patronage and repeat visitors. Additionally, sites must be large enough to support multi-phased, master-planned growth to capitalize on growing demand in incremental stages. Station selects sites that are located within a dense population base which generally are adjacent to high-traffic surface streets and interstate highways. Station believes that each of its Casino Properties locations has provided it with a significant competitive advantage to attract its targeted customer base. In the Las Vegas metropolitan area, as a result of Senate Bill 208, there are a limited number of sites available for development off of “The Strip” or downtown and Station controls a number of these sites.

Master-Planned Development

No master-planned development is currently contemplated, but a long-term master-planned expansion strategy would include the master-planned expansion of its existing and future gaming locations. In designing project sites, Station plans and engineers for multi-phased facility expansions to accommodate future growth which allows Station to develop dominant properties. A project’s master-planned design typically allows the option of adding hotel rooms, casino space, parking structures and non-gaming entertainment such as movie theaters, additional restaurants, retail shops and various other entertainment venues.

Station continually evaluates the timing and scope of its master-planned developments at each of its properties and may determine from time to time to expand the scope of, improve on or suspend the implementation of its master plans. These decisions are dependent upon the availability of financing, competition and future economic and gaming regulatory environments, many of which are beyond Station’s control.

Development and Acquisition Opportunities

Station has acquired several parcels of land in the Las Vegas valley, northern California and Reno, Nevada, which could be used for new casino development or other associated development. Station also evaluates other development and acquisition opportunities in current and emerging gaming markets, including land-based, dockside, riverboat and Native American gaming. The decision by Station whether to proceed with any new gaming development or acquisition opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations, many of which are beyond its control.

Land Held for Development

As of September 30, 2010, Station had land held for development consisting primarily of eleven sites that are owned or leased, which includes 368 acres in the Las Vegas valley, 1,321 acres in northern California (including 254 acres that were taken into trust for the Federated Indians of Graton Rancheria on October 1, 2010) and 200 acres in Reno, Nevada. The primary gaming-entitled land that Station owns in the Las Vegas valley consists of 77 acres of land (106 acres including those leased or under contract) on which the Wild Wild West is located and the surrounding area, 71 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 58 acres also located in southwest Las Vegas at the intersection of Town Center and Interstate 215, 45 acres in the master-planned community of Inspirada located in Henderson, Nevada, 61 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue of which Station leases and has an option to purchase 2.5 acres, and 30 acres on Boulder Highway at the site formerly known as the Castaways Hotel Casino and Bowling Center.

In December 2008, Station amended the lease and purchase agreement for the 19-acre parcel of land on which Wild Wild West is located. Under the amended agreement, Station has an option to purchase the land for a purchase price of $36 million. The amended lease also includes options to purchase the land in July 2023, 2044 and 2065 for a purchase price equal to fair market value as of July 2022, 2043 and 2064, respectively. No amounts related to these purchase options have been recorded on Station’s consolidated balance sheets.

Future Development—Las Vegas

Rancho Road

In December 2006, Station entered into an amended and restated operating agreement with FBLV Holding Company LLC (“FBLV”). Pursuant to the amended and restated operating agreement, the parties contributed approximately 52 acres (with approximately 20 acres contributed by Station for its 50% ownership and approximately 32 acres contributed by FBLV for their 50% ownership) of improved and unimproved real property located along Rancho Road south of Palace Station in Las Vegas, Nevada into a joint venture. The timing, cost and scope of the development of this project have yet to be determined.  Through September 30, 2010, Station has contributed an additional $46.8 million to fund the acquisition of additional property as well as design and development costs.  In January 2010, a portion of the assets of Rancho Road were contributed to Richfield Homes, a new joint venture owned equally by FBLV and Station. Station’s investments in Rancho Road and Richfield Homes were disposed of during the fourth quarter of 2010.

Future Development - Native American Development

The Federated Indians of Graton Rancheria

Station has entered into Development and Management Agreements with the Federated Indians of Graton Rancheria (the “FIGR”), a federally recognized Native American tribe. Pursuant to those agreements, Station, or the Company as successor to Station, will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected Station to assist them in designing, developing and financing their project and upon opening Station will manage the project on behalf of the FIGR. The Management Agreement has a term of seven years from the date of the opening of the project and Station will receive a management fee equal to 24% of the facility’s net income in years 1 through 4 and 27% of the facility’s net income in years 5 through 7. Station will also receive a development fee equal to 2% of the cost of the project upon the opening of the project.

In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park.  In August 2005, Station purchased 270 acres of land just west of the Rohnert Park city limits in Sonoma County, California. In March 2006, Station purchased an additional 4.7 acres adjacent to the previously acquired property. The property purchased is approximately one-quarter mile from Highway 101 and approximately 43 miles from downtown San Francisco. In March 2008, it was determined that approximately 254 acres of the 270-acre site purchased in August 2005 would be taken into trust, with the remaining 23 acres retained by Station. Over the period of May 2007 through June 2008, Station purchased an additional 11 acres of land adjacent to the 23 acres, bringing the total land held for development to 34 acres.

On October 1, 2010, the Bureau of Indian Affairs of the U.S. Department of the Interior (the “BIA”) accepted approximately 254 acres of land owned by Station into trust on behalf of the FIGR for the development of the project by Station and the FIGR.  In connection with the development of the project, it is expected that the FIGR will enter into memoranda of understanding with, among others, Sonoma County, California and the California Department of Transportation relating to mitigation measures such as contributions toward the costs for infrastructure improvements and public services required as a result of the development and operation of the planned project.

On February 19, 2009, a Notice of Availability of a Final Environmental Impact Statement was filed in the Federal Register.  On October 1, 2010, the NIGC informed Station and the FIGR that the NIGC approved the management agreement by and between the FIGR and Station for Class II gaming at the planned gaming and entertainment facility.  Class II gaming includes games of chance such as bingo, pull-tabs, tip jars and punch boards (and electronic or computer-aided versions of such games), and non-banked card games. A banking game is one in which players compete against the licensed gaming establishment rather than against one another. The FIGR and Station may also pursue approval of Class III gaming at the planned facility, which would permit casino-style gaming, including banked table games, such as blackjack, craps and roulette, and gaming machines such as slots, video poker, lotteries and pari-mutuel wagering, a system of betting under which wagers are placed in a pool, management receives a fee from the pool, and the remainder of the pool is split among the winning wagers.  Class III gaming would require an approved compact (a “Class III Gaming Compact”) with the State of California and approval by the NIGC of a modification to the existing management agreement, or a new management agreement, permitting Class III, or casino-style, gaming. There can be no assurances that Station will be able to obtain, in a timely fashion or at all, the approvals from the State of California and the NIGC that are necessary to conduct Class III, or casino-style, gaming at the facility.  On October 15, 2010, the NIGC published notice in the Federal Register that it had issued the Record of Decision approving the Environmental Impact Statement for the project, thereby completing the environmental process for the project.

Prior to obtaining third-party financing, Station will contribute significant financial support to the project. Through September 30, 2010, Station has advanced approximately $146.7 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on Station’s consolidated balance sheets. Funds advanced by Station are expected to be repaid from the proceeds of the project financing or from the FIGR’s gaming revenues. In addition, Station has agreed to pay approximately $11.3 million upon achieving certain milestones, which will not be reimbursed. Through September 30, 2010, approximately $2.0 million of these payments had been made and were expensed as incurred. The timing and feasibility of the project are dependent upon the receipt of the necessary governmental and regulatory approvals. Station plans to continue contributing significant financial support to the project, even though there can be no assurances as to when or if the necessary approvals will be obtained.

Mechoopda Indian Tribe

Station has entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the “MITCR”), a federally recognized Native American tribe. Pursuant to those agreements, Station, or, following the Effective Date, the Company, will assist the MITCR in developing and operating a gaming and entertainment facility to be located on a portion of an approximately 650-acre site in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of this development agreement, Station has agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by Station, or the Company, are expected to be repaid from the proceeds of the project financing or from the MITCR’s gaming revenues. Through September 30, 2010, Station has advanced approximately $11.9 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project. In addition, Station, or the Company as successor to Station, has agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. Through September 30, 2010, $50,000 of these payments had been made and was expensed as incurred. Although Station continues to fund advances to MITCR, given the recent recession and thus the revised expected potential of the project, as of September 30, 2010 Station has written off the associated long-term asset.  The management agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility’s net income. As currently contemplated, the facility will include slot machines, table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the management agreement by the NIGC. Prior to obtaining third-party financing, Station, or, following the Effective Date, the Company or its subsidiaries will be required to contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

On January 17, 2008, the BIA issued a Finding of No Significant Impact with respect to the proposed project. A Finding of No Significant Impact is a document briefly presenting the reasons why an action will not have a significant effect on the human environment and for which an environmental impact statement therefore will not be prepared. On May 8, 2008, the DOI published in the Federal Register a Notice of Final Agency Determination (the “Determination”) to take certain land into trust for the benefit of MITCR. On March 26, 2008, Butte County, California (the “Plaintiff”) filed a complaint in the United States District Court for the District of Columbia (the “District Court”) seeking declaratory and injunctive relief against the NIGC. On April 13, 2009, the District Court granted the DOI and the MITCR’s motion to dismiss. On May 13, 2009, the Plaintiff filed an appeal in the U.S. Court of Appeals for the District of Columbia in Washington DC (the “Court of Appeals”). The Plaintiff’s brief was filed on September 14, 2009, and the MITCR and DOI’s briefs were filed October 14, 2009. The Plaintiff’s reply brief was filed October 28, 2009, and oral arguments were held on December 10, 2009. On July 13, 2010, the Court of Appeals overturned the decision of the District Court and ruled that the Secretary’s Determination to take land into trust for the MITCR be set aside and remanded the case for further proceedings.

North Fork Rancheria of Mono Indian Tribe

Station has entered into development and management agreements with the North Fork Rancheria of Mono Indians (the “Mono”), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, Station, or, following the Effective Date, the Company, will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. Station has purchased, for the benefit of the Mono, a 305-acre parcel of land located on Highway 99 north of the city of Madera. Under the terms of this development agreement, Station has agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by Station or the Company are expected to be repaid from the proceeds of the project financing or from the Mono’s gaming revenues. Through September 30, 2010, Station has advanced approximately $16.2 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project. In addition, Station, or the Company as successor to Station, has agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed and will be expensed as incurred. Through September 30, 2010, none of these payments had been made.  The management agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility’s net income. As currently contemplated, the facility will include slot machines, table games, restaurants, a hotel and entertainment amenities. On August 6, 2010, the BIA published notice in the Federal Register that the environmental impact statement for the Mono’s casino and resort project has been finalized and is available for review. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, approval by the California Legislature of the gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC.

On April 28, 2008, the Mono and the State of California entered into a tribal-state Class III Gaming Compact permitting casino-style gaming. The compact is subject to approval by the California Legislature and, if approved, will regulate gaming at the Mono’s proposed gaming and entertainment project to be developed on the site. No assurances can be provided as to whether the California Legislature will approve the compact. Prior to obtaining third-party financing, Station, or the Company or its subsidiaries as successor to Station, will contribute significant financial support to the project.  The timing of this type of project is difficult to predict, and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when, or if, these approvals will be obtained.

Intellectual Property

Station uses a variety of trade names, service marks, trademarks, patents and copyrights in its operations and believes that they have all the licenses necessary to conduct their continuing operations.   Station has registered several

service marks, trademarks, patents and copyrights with the United States Patent and Trademark Office or otherwise acquired the licenses to use those which are material to conduct their business. Station owns patents and patent applications with expiration dates ranging from 2018 to 2028 relating to technologies that allow Station to track the wagering activities and geographic location of its players.  Station also owns patents relating to unique casino games.  Station also files copyright applications to protect its creative artworks, which are often featured in property branding, as well as its distinctive website content.  We will acquire all rights to Station intellectual property in the Restructuring Transactions.

Seasonality

Station’s cash flows from operating activities are seasonal in nature.  Their operating results are traditionally the strongest in the first quarter and the fourth quarter, and traditionally the weakest during the third quarter.

Competition

The Acquired Casinos face competition from all other casinos and hotels in the Las Vegas area, including to some degree, from each other. In addition, the Acquired Casinos face competition from all smaller non-restricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the greater Las Vegas area. As of September 30, 2010, there were approximately 1,400 restricted gaming locations with approximately 14,000 slot machines. The Acquired Casinos compete with other hotel/casinos and restricted gaming locations by focusing on repeat customers and attracting these customers through innovative marketing programs. The Acquired Casinos’ value-oriented, high-quality approach is designed to generate repeat business. Additionally, the Acquired Casinos are strategically located and designed to permit convenient access and ample parking, which are critical factors in attracting local visitors and repeat patrons. Currently, there are approximately 37 major gaming properties located on or near the Las Vegas Strip, 16 located in the downtown area and several located in other areas of Las Vegas. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors, could also have a material adverse effect on the business of the Acquired Casinos.

The Acquired Casinos also face competition from 159 non-restricted gaming locations in the Clark County area primarily targeted to the local and the repeat visitor markets. Some of these competitors have completed construction or expansions and other existing competitors have projects under construction. Although the Acquired Casinos have competed strongly in these marketplaces, there can be no assurance that additional capacity will not have a negative impact on our business.

In 1997, the Nevada legislature enacted Senate Bill 208. This legislation identified certain gaming enterprise districts wherein casino gaming development would be permitted throughout the Las Vegas valley and established more restrictive criteria for the establishment of new gaming enterprise districts. Station believes the growth in gaming supply in the Las Vegas locals’ market has been, and will continue to be, limited by the provisions of Senate Bill 208.

To a lesser extent, the Acquired Casinos compete with gaming operations in other parts of the state of Nevada, such as Reno, Laughlin and Lake Tahoe, and other gaming markets throughout the United States and in other parts of the world, with state sponsored lotteries, on-and-off-track wagering on horse and other races, card rooms, online gaming and other forms of legalized gambling. The gaming industry also includes land-based casinos, dockside casinos, riverboat casinos, racetracks with slots and casinos located on Native American land. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than we will. Several states are currently considering legalizing casino gaming in designated areas. Legalized casino gaming in such states and on Native American land will result in strong competition and could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations.

Native American gaming in California, as it currently exists, has had little, if any impact on Station’s Nevada operations to date, although there are no assurances as to future impact. In total, the State of California has signed and ratified Tribal-State Compacts with 67 Native American tribes. Currently there are 58 Native American casinos in operation in the State of California. These Native American tribes are allowed to operate slot machines, lottery games, and banking and percentage games (including “21”) on Native American lands. A banking game is one in which players compete against the licensed gaming establishment rather than against one another. A percentage game is one in which the house does not directly participate in the game, but collects a percentage from it which may be computed from the amount of bets made, winnings collected, or the amount of money changing hands.  It is not certain if any expansion of Native American gaming in California will affect our Nevada operations given that visitors from California make up Nevada’s largest visitor market. Increased competition from Native American gaming may result in a decline in our revenues and may have a material adverse effect on our business.

Regulation and Licensing

Nevada Gaming Regulations

The ownership and operation of casino gaming facilities and the manufacture and distribution of gaming devices in Nevada are subject to: (i) the Nevada Gaming Control Act and the rules and regulations promulgated thereunder (collectively, the “Nevada Act”); and (ii) various local ordinances and regulations. Our gaming operations in Nevada will be subject to the licensing and regulatory control of the Nevada Gaming Commission (the “Nevada Commission”), the Nevada State Gaming Control Board (the “Nevada Board”), the City of Las Vegas, the Clark County Liquor and Gaming Licensing Board (the “Clark County Board”), the City of North Las Vegas, the City of Henderson and certain other local regulatory agencies. The Nevada Commission, Nevada Board, City of Las Vegas, Clark County Board, City of North Las Vegas, City of Henderson, and certain other local regulatory agencies are collectively referred to as the “Nevada Gaming Authorities”.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal controls and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

Our direct and indirect subsidiaries that will conduct gaming operations in Nevada are required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. NP Boulder LLC (“New Boulder”), NP Palace LLC (“New Palace”), NP Red Rock LLC (“New Red Rock”), NP Sunset LLC (“New Sunset”), NP Tropicana LLC (“New Tropicana”), NP Fiesta LLC (“New Fiesta”), NP Gold Rush LLC (“New Gold Rush”), NP Lake Mead LLC (“New Lake Mead”), NP LML LLC (“New LML”), NP Magic Star LLC (“New Magic Star”), NP Rancho LLC “New Rancho”), NP Santa Fe LLC (“New Santa Fe”), NP Texas LLC (“New Texas”) and NP River Central LLC (“New River Central”) have applied for licenses to conduct non-restricted gaming operations.  Our ownership in New Tropicana will be held through NP Landco Holdco LLC, which has applied for registration as an intermediary company and for licensing as a member and manager of New Tropicana.  Town Center Amusements, Inc., a Limited Liability Company (“TCAI”) has been licensed to conduct non-restricted gaming operations at Barley’s Casino & Brewing Company (“Barley’s”), a micro brewery and casino located in Henderson, Nevada. Greens Café, LLC (“GC”) has been licensed to conduct non-restricted gaming operations at The Greens, a restaurant and bar located in Henderson, Nevada and Sunset GV, LLC (“SGV”) has been licensed to conduct non-restricted gaming operations at Wildfire Lanes, formerly Renata’s Supper Club, a casino located in Henderson, Nevada. A license to conduct “non-restricted” operations is a license to conduct an operation of (i) at least 16 slot machines, (ii) any number of slot machines together with any other game, gaming device, race book or sports pool at one establishment, (iii) a slot machine route, (iv) an inter-casino linked system, or (v) a mobile gaming system.  Our ownership in TCAI, GC and SGV will be held through an intermediary company known as NP Green Valley LLC (“New Green Valley”), which has applied for registration as an intermediary company and for licensing as a member and manager of TCAI, GC and SGV. We will also own a minority interest in Fiesta Palms, LLC, d.b.a. Palms Casino through Palms Station, LLC, which is registered with the Nevada Commission as an intermediary company.

We have applied to the Nevada Gaming Authorities to be found suitable to own the equity interests in our licensed and registered subsidiaries and to be registered by the Nevada Commission as a publicly traded corporation for purposes of the Nevada Act (a “Registered Corporation”).  Once we become a Registered Corporation, we will be required to periodically submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all material loans, leases, sales of securities and similar financing transactions by us and our licensed or registered subsidiaries must be reported to or approved by the Nevada Commission and/or the Nevada Board.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation or its licensed subsidiaries, in order to determine whether such individual is suitable or should be licensed as a business associate of a Registered Corporation or a gaming licensee. Officers, directors and certain key employees of our licensed subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of our licensed subsidiaries may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue to have a relationship with us or our licensed subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require our licensed subsidiaries to terminate the employment of any person who refuses to file the appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

If it were determined that the Nevada Act was violated by a licensed subsidiary, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, the licensed subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Red Rock, Fiesta Rancho, Fiesta Henderson, Wild Wild West, Wildfire Rancho, Barley’s, Gold Rush, Wildfire Boulder, The Greens, Lake Mead Casino and Wildfire Lanes and, under certain circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of the licensed subsidiaries or the appointment of a supervisor could (and revocation of any such gaming license would) have a material adverse affect on our gaming operations.

Any beneficial owner of our voting or non-voting securities, regardless of the number of shares owned, may be required to file an application, may be investigated, and may be required to obtain a finding of suitability as a beneficial owner of our securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial owner of our voting or nonvoting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners, to the Nevada Board.  The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act provides that persons who acquire beneficial ownership of more than 5% of the voting or non-voting securities of a Registered Corporation must report the acquisition to the Nevada Commission. The Nevada Act also requires that beneficial owners of more than 10% of the voting securities of a Registered Corporation must apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. An “institutional investor,” as defined in the Nevada Commission’s regulations, which acquires beneficial ownership of more than 10%, but not more than 25% of our voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances, hold up to 29% of our voting securities and maintain its waiver for a limited period of time. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our Board of Managers, any change in our corporate charter, bylaws, management policies or our operations, or any of our gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in our management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission, or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any equity holder who is found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common equity of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be an equity holder or to have any other relationship with us or our licensed or registered subsidiaries, we (i) pay that person any dividend or interest upon our securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pay remuneration in any form to that person for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his securities including, if necessary, the immediate purchase of said securities (a) in the case of Station Holdco, for the price specified by the relevant gaming authority or, if no such price is specified, the fair market value as determined by Station Holdco’s board of managers, or (b) in the case of Station Voteco, for no consideration. In the case of Station Holdco, this price would be payable in cash or, at the election of Station Holdco’s board of managers, with a promissory note, maturing in not more than 10 years after delivery of the note and no earlier than 7-1/2 years from the Effective Date, bearing interest at the applicable rate set forth by the Internal Revenue Service for obligations of at least nine years.  Additionally, the Clark County Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We will be required to maintain a current membership interest ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. Failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require any membership interest certificates we may issue to bear a legend indicating that the securities are subject to the Nevada Act. We do not know whether the Nevada Commission will impose such a requirement on us.

We may not make a public offering of our securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.

Changes in control of the Company through merger, consolidation, stock or asset acquisitions (including stock issuances in connection with restructuring transactions), management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission that they meet a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling equity holders, officers, managers and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before a Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of re-capitalization proposed by the Registered Corporation’s Board of Directors or similar governing entity in response to a tender offer made directly to the Registered Corporation’s equity holders for the purpose of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A live entertainment tax is also paid by casino operations where entertainment is furnished in connection with admission charges, the serving or selling of food or refreshments or the selling of any merchandise.

Nevada licensees that hold a license as an operator of a slot route, or manufacturer’s or distributor’s license also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, “Licensees”), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the grounds of unsuitability or whom a court in the state of Nevada has found guilty of cheating. The loss or restriction of our gaming licenses in Nevada would have a material adverse effect on our business and could require us to cease gaming operations in Nevada.

Nevada Liquor Regulations

The sale of alcoholic beverages at Palace Station, Wildfire Rancho and Santa Fe Station is subject to licensing control and regulation by the City of Las Vegas. Red Rock, Boulder Station and Wild Wild West are subject to liquor licensing control and regulation by the Clark County Board. Texas Station and Fiesta Rancho are subject to liquor licensing control and regulation by the City of North Las Vegas. Sunset Station, Fiesta Henderson, Barley’s, Gold Rush, Wildfire Boulder, The Greens, Lake Mead Casino and Wildfire Lanes are subject to liquor licensing control and regulation by the City of Henderson. All liquor licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse effect on the operations of our licensed subsidiaries.

Native American Gaming Regulations

The terms and conditions of management contracts and the operation of casinos and all gaming on land held in trust for Native American tribes in the United States are subject to the Indian Gaming Regulatory Act of 1988 (the “IGRA”), which is administered by the National Indian Gaming Commission (the “NIGC”) and the gaming regulatory agencies of tribal governments. The IGRA is subject to interpretation by the NIGC and may be subject to judicial and legislative clarification or amendment.

The IGRA established three separate classes of tribal gaming - Class I, Class II and Class III. Class I gaming includes all traditional or social games solely for prizes of minimal value played by a tribe in connection with celebrations or ceremonies. Class II gaming includes games such as bingo, pull-tabs, punchboards, instant bingo (and electronic or computer-aided versions of such games) and non-banked card games (those that are not played against the house), such as poker. Class III gaming is casino-style gaming and includes banked table games such as blackjack, craps and roulette, and gaming machines such as slots, video poker, lotteries and pari-mutuel wagering, a system of betting under which wagers are placed in a pool, management receives a fee from the pool, and the remainder of the pool is split among the winning wagers.

The IGRA requires NIGC approval of management contracts for Class II and Class III gaming as well as the review of all agreements collateral to the management contracts. The NIGC will not approve a management contract if a director or a 10% shareholder of the management company: (i) is an elected member of the governing body of the Native American tribe which is the party to the management contract; (ii) has been or subsequently is convicted of a felony or gaming offense; (iii) has knowingly and willfully provided materially important false information to the NIGC or the tribe; (iv) has refused to respond to questions from the NIGC; or (v) is a person whose prior history, reputation and associations pose a threat to the public interest or to effective gaming regulation and control, or create or enhance the chance of unsuitable activities in gaming or the business and financial arrangements incidental thereto. In addition, the NIGC will not approve a management contract if the management company or any of its agents have attempted to unduly influence any decision or process of tribal government relating to gaming, or if the management company has materially breached the terms of the management contract or the tribe’s gaming ordinance or resolution, or a trustee, exercising the skill and due diligence that a trustee is commonly held to, would not approve the management contract. A management contract can be approved only after the NIGC determines that the contract provides, among other things, for: (i) adequate accounting procedures and verifiable financial reports, which must be furnished to the tribe; (ii) tribal access to the daily operations of the gaming enterprise, including the right to verify daily gross revenues and income; (iii) minimum guaranteed payments to the tribe, which must have priority over the retirement of development and construction costs; (iv) a ceiling on the repayment of such development and construction costs and (v) a contract term not exceeding five years and a management fee not exceeding 30% of net revenues (as determined by the NIGC); provided that the NIGC may approve up to a seven year term and a management fee not to exceed 40% of net revenues if the NIGC is satisfied that the capital investment required, and the income projections for the particular gaming activity require the larger fee and longer term. There is no periodic or ongoing review of approved contracts by the NIGC. The only post-approval action that could result in possible modification or cancellation of a contract would be as the result of an enforcement action taken by the NIGC based on a violation of the law or an issue affecting suitability.

The IGRA prohibits all forms of Class III gaming unless the tribe has entered into a written agreement with the state that specifically authorizes the types of Class III gaming the tribe may offer (a “tribal-state compact”). These tribal-state compacts provide, among other things, the manner and extent to which each state will conduct background investigations and certify the suitability of the manager, its officers, directors, and key employees to conduct gaming on Native American lands.

Title 25, Section 81 of the United States Code states that “no agreement shall be made by any person with any tribe of Indians, or individual Indians not citizens of the United States, for the payment or delivery of any money or other thing of value... in consideration of services for said Indians relative to their lands... unless such contract or agreement be executed and approved” by the Secretary or his or her designee. An agreement or contract for services relative to Native American lands which fails to conform with the requirements of Section 81 is void and unenforceable. All money or other things of value paid to any person by any Native American or tribe for or on his or their behalf, on account of such services, in excess of any amount approved by the Secretary or his or her authorized representative will be subject to forfeiture. We intend to comply with Section 81 with respect to any other contract to manage casinos located on Native American land in the United States.

Native American tribes are sovereign nations with their own governmental systems, which have primary regulatory authority over gaming on land within the tribes’ jurisdiction. Therefore, persons engaged in gaming activities, including Station, are subject to the provisions of tribal ordinances and regulations on gaming. These ordinances are subject to review by the NIGC under certain standards established by the IGRA. The NIGC may determine that some or all of the ordinances require amendment, and those additional requirements, including additional licensing requirements, may be imposed on us.

Several bills have been introduced in Congress that would amend the IGRA. While there have been a number of technical amendments to the IGRA, to date there have been no material changes.

General Gaming Regulations in Other Jurisdictions

If we become involved in gaming operations in any other jurisdictions, such gaming operations will subject us and certain of our officers, managers, key employees, equityholders and other affiliates (“Regulated Persons”) to strict legal and regulatory requirements, including mandatory licensing and approval requirements, suitability requirements, and ongoing regulatory oversight with respect to such gaming operations. Such legal and regulatory requirements and oversight will be administered and exercised by the relevant regulatory agency or agencies in each jurisdiction (the “Regulatory Authorities”). We and the Regulated Persons will need to satisfy the licensing, approval and suitability requirements of each jurisdiction in which we seek to become involved in gaming operations. These requirements vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. In general, the procedures for gaming licensing, approval and finding of suitability require the Company and each Regulated Person to submit detailed personal history information and financial information to demonstrate that the proposed gaming operation has adequate financial resources generated from suitable sources and adequate procedures to comply with the operating controls and requirements imposed by law and regulation in each jurisdiction, followed by a thorough investigation by such Regulatory Authorities. In general, the Company and each Regulated Person must pay the costs of such investigation. An application for any gaming license, approval or finding of suitability may be denied for any cause that the Regulatory Authorities deem reasonable. Once obtained, licenses and approvals may be subject to periodic renewal and generally are not transferable. The Regulatory Authorities may at any time revoke, suspend, condition, limit or restrict a license, approval or finding of suitability for any cause that they deem reasonable. Fines for violations may be levied against the holder of a license or approval and in certain jurisdictions, gaming operation revenues can be forfeited to the state under certain circumstances. There can be no assurance that we will obtain all of the necessary licenses, approvals and findings of suitability or that our officers, managers, key employees, other affiliates and certain other stockholders will satisfy the suitability requirements in one or more jurisdictions, or that such licenses, approvals and findings of suitability, if obtained, will not be revoked, limited, suspended or not renewed in the future.

Failure by us to obtain, or the loss or suspension of, any necessary licenses, approval or findings of suitability would prevent us from conducting gaming operations in such jurisdiction and possibly in other jurisdictions, which may have an adverse effect on our results of operations. We may be required to submit detailed financial and operating reports to Regulatory Authorities.

Environmental Matters

Compliance with federal, state and local laws enacted for the protection of the environment to date had no material effect upon Station’s capital expenditures, earnings or competitive position and we do not anticipate any material adverse effects in the future based on the nature of our future operations.

Employees

We currently have no employees.  Upon consummation of the Restructuring Transactions, the employees of Station will become our employees.   As of September 30, 2010, Station had approximately 9,500 employees in Nevada, which includes Barley’s, The Greens and Wildfire Lanes. None of the Acquired Casinos is currently subject to any collective bargaining agreement or similar arrangement with any union. However, union activists have actively sought to organize employees at certain of the Acquired Casinos in the past, and we believe that such efforts may be ongoing at this time.

Managers

The Company will be managed by a Board of Managers.  The members of the Board of Managers have been selected due to, among other things, their experience and expertise in the gaming industry and other business ventures.  Membership on the Board of Managers is not expected to require the full professional time of the individuals serving on the board.  As such, the members of the Company’s Board of Managers may, from time to time, be engaged in other business endeavors, including but not limited to those business endeavors in which they are currently involved, aside from their commitments to the Company.  None of the members of the Company’s Board of Managers are currently involved in other businesses that are in direct competition with the Company.  See “Item 5. Managers and Executive Officers” for details on the members of the Board of Managers and certain of their past and present business endeavors.

Financial Information

Please refer to “Item 2. Financial Information” for information about revenues, operating results and total assets and liabilities, and to “Item 15. Financial Statements and Exhibits— Station Casinos, Inc. Consolidated Financial Statements” included in this Registration Statement.

ITEM 1A.  RISK FACTORS.

The following risk factors should be considered carefully in addition to the other information contained in this Registration Statement. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. The following risk factors set forth the risks that we believe are material to our business, financial condition, assets, operations and equity interests. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to our Business

We will not acquire Station’s assets and commence operations unless the Restructuring Transactions are consummated.

Our ability to operate is dependent upon, among other things, consummation of the Restructuring Transactions and our acquisition of Station’s assets.   Although we believe that the Effective Date will occur, there can be no assurance as to timing, or as to whether the Effective Date will occur at all.  If the Effective Date does not occur, it is unclear what would happen to the Acquired Casinos and whether we would be able to successfully develop, prosecute, confirm and consummate an alternative plan of reorganization with respect to the Chapter 11 Cases that would be acceptable to the Bankruptcy Court or the holders of claims and equity interests.  Finally, if the Effective Date has not occurred by June 30, 2011, certain of Station’s creditors could be entitled to foreclosure on their security interests.

The bankruptcy filing has had a negative impact on Station’s image and may negatively impact our business going forward.

As a result of their Chapter 11 Cases, Station has been the subject of negative publicity which has had an impact on its image.  This negative publicity may have an effect on the terms under which some customers and suppliers are willing to continue to do business with us and could materially adversely affect our business, financial condition, future business prospects and results of operations.  The impact of this negative publicity cannot be accurately predicted or quantified.

There is doubt about the ability of Station to continue as a going concern.

The audited consolidated financial statements of Station contained elsewhere in this Registration Statement have been prepared assuming that Station will continue as a going concern. However, the report of the independent registered public accounting firm on the financial statements of Station as of and for the year ended December 31, 2009 includes an explanatory paragraph describing the existence of substantial doubt about the ability of Station to continue as a going concern. This report, as well as the uncertainty regarding the eventual outcome of the Plan may adversely impact Station’s relationships with vendors, ability to attract customers to its casino properties, attract and retain key executive employees and maintain and promote its properties, which could materially adversely affect our results of operations.

Station has incurred operating losses in recent fiscal periods.  Unless we are able to improve the results of operations of the assets that we acquire in the Restructuring Transactions, we may be unable to generate sufficient cash flows to meet our debt obligations and finance all operating expenses, working capital needs and capital expenditures.

Station incurred operating losses of $1.2 billion and $3.2 billion for the years ended December 31, 2009 and 2008, respectively.  For the nine-month period ending September 30, 2010, Station had an operating loss of $195.3 million and a net loss of $389.0 million.  We may incur operating losses in the future.  Following the consummation of the Restructuring Transactions, we may be unable to generate sufficient revenues and cash flows to service our debt obligations as they come due, finance capital expenditures and meet our operational needs. Any one of these failures may preclude us from, among other things:

•      maintaining or enhancing the Acquired Casinos;

•      taking advantage of future opportunities;

•      growing our business; or

•      responding to competitive pressures.

Further, our failure to generate sufficient revenues and cash flows could lead to cash flow and working capital constraints, which may require us to seek additional working capital. We may not be able to obtain such working capital when it is required. Further, even if we were able to obtain additional working capital, it may only be available on unfavorable terms. For example, we may be required to take on additional debt, the interest costs of which could adversely affect our results of operations and financial condition. If any such required capital is obtained in the form of equity, the percentage ownership of the Company of the holders of the then-outstanding Units could be diluted.

Limited liquidity and working capital may also restrict our ability to maintain and update the Acquired Casinos, which could put us at a competitive disadvantage to casinos offering more modern and better maintained facilities.

We may face potential successor liability for liabilities of Station not provided for in the Plan.  If we are determined to be liable for obligations of Station our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to certain liabilities of Station not provided for in the Plan. Such liabilities may arise in a number of circumstances, including those where:

•      a creditor of Station did not receive proper notice of the pendency of the bankruptcy case relating to the Plan or the deadline for filing claims therein;

•      the injury giving rise to, or source of, a creditor’s claim did not manifest itself in time for the creditor to file the creditor’s claim;

•      a creditor did not timely file the creditor’s claim in such bankruptcy case due to excusable neglect;

•      we are liable for Station’s tax liabilities under a federal and/or state theory of successor liability; or

•      the order of confirmation for the Plan was procured by fraud.

If we are determined to be subject to such liabilities, it could materially adversely affect our business, financial condition and results of operations.

Our future financial results will be affected by the adoption of fresh-start reporting and may not reflect historical trends.

We were formed for the purpose of acquiring substantially all of the assets of Station pursuant to the Plan.   We will operate our business with a different capital structure than Station’s capital structure. The Restructuring Transactions will result in the Company becoming a new reporting entity and adopting fresh-start reporting in accordance with Accounting Standards Codification (“ASC”) 852-10-15. As required by fresh-start reporting, the Company will cause Station’s assets and liabilities to be adjusted to fair value, and certain assets and liabilities not previously recognized in Station’s financial statements will be recognized under fresh-start reporting. Because the Restructuring Transactions have not been consummated, fresh-start reporting has not yet been adopted and the consolidated financial statements included in this Registration Statement do not give effect to any adjustments in the carrying values of assets or liabilities that will be recorded upon implementation of the Plan under fresh-start reporting rules. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition and results of operations reflected in Station’s historical consolidated financial statements.

Our business will be sensitive to reductions in discretionary consumer spending as a result of downturns in the economy.

Consumer demand for casino hotel properties, such as the Acquired Casinos, is sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions and customer confidence in the economy, unemployment, the current housing and credit crisis, the impact of high energy and food costs, the potential for continued bank failures, perceived or actual changes in disposable consumer income and wealth, effects or fears of war and future acts of terrorism could further reduce customer demand for the amenities that we offer and materially and adversely affect our business and results of operations. The current housing crisis and economic slowdown in the United States has resulted in significant unemployment in our key markets and a significant decline in the amount of tourism and spending in Las Vegas. This decline has adversely affected Station, and may continue to adversely affect our financial condition, results of operations and cash.

The economic downturn may be protracted in our key markets and may continue to negatively impact our revenues and other operating results.

The Acquired Casinos draw a substantial number of customers from the Las Vegas valley, as well as certain geographic areas, including Southern California, Arizona and Utah. The economies of these areas have been, and may continue to be, negatively impacted due to a number of factors, including the credit crisis and a decrease in consumer confidence levels. The resulting severe economic downturn and adverse conditions in the local markets have negatively affected Station’s operations, and may continue to negatively affect our operations in the future.  According to the Nevada Gaming Control Board, gaming revenues for the Las Vegas locals market for the twelve-month period ended September 30, 2010 decreased 5.7% from the level in the comparable period of the prior year. Las Vegas gaming revenues and operators were severely negatively impacted by the economic downturn and there can be no assurance that gaming revenues will not decrease in future periods.  In addition, the residential real estate market in the United States, and in particular Las Vegas, has experienced a significant downturn due to declining real estate values.  Individual consumers are experiencing higher delinquency rates on various consumer loans and defaults on indebtedness of all kinds have increased. In addition, the Las Vegas and our other target markets continue to experience and high rates of unemployment. All of these factors have materially and adversely affected Station’s results of operations.  Further declines in real estate values in Las Vegas and the United States and continuing credit and liquidity concerns could continue to have an adverse affect on our results of operations.  Although Station and other gaming companies have experienced a decrease in revenues, certain costs remain fixed or even increase resulting in decreased earnings or net losses. Gaming and other leisure activities that we will offer represent discretionary expenditures and participation in such activities have been particularly adversely impacted as a result of the economic downturn because consumers have less disposable income to spend on discretionary activities.  The current economic condition has adversely affected consumer spending at Station’s gaming operations and related facilities and may continue to adversely affect our business.

Furthermore, other uncertainties, including national and global economic conditions, other global events, or terrorist attacks or disasters in or around Southern Nevada could have a significant adverse effect on our business, financial condition and results of operations. The Acquired Casinos use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, the substantial increase in the cost of electricity, natural gas and gasoline in the United States has negatively affected Station’s operating results. As we will be a highly leveraged company, if adverse regional and national economic conditions persist or worsen, the decreased revenues from the Acquired Casinos attributable to decreases in consumer spending levels may result in a failure to satisfy additional financial and other restrictive covenants to which we are subject under our indebtedness that is outstanding following the Effective Date. Furthermore, due to the existing uncertainty in the capital and credit markets, we may not be able to refinance our then-existing debt or obtain additional credit facilities on terms acceptable to us or at all.

We will depend on the Las Vegas locals and repeat visitor markets as our key markets.  As a result, we may not be able to attract a sufficient number of guests and gaming customers to make our operations profitable.

Station’s operating strategies emphasize attracting and retaining customers from the Las Vegas local and repeat visitor market. All of the Acquired Casinos are dependent upon attracting Las Vegas residents. We cannot be sure that we will be able to attract a sufficient number of guests, gaming customers and other visitors in Nevada to make our operations profitable. In addition, Station’s strategy of growth through master-planning of its casinos for future expansion, was developed, in part, based on projected population growth in Las Vegas. During the economic downturn, the Las Vegas valley has not experienced population growth at the expected rates or at the same rates as it experienced prior to the economic downturn.  There can be no assurance that population growth in Las Vegas will return to levels that justify future development, additional casinos or expansion of the Acquired Casinos or that we will be able to successfully adapt our business strategy to the current economic downturn or any further economic slowdown.

We will face substantial competition in the gaming industry and may experience a loss of market share.

The Acquired Casinos face competition from all other casinos and hotels in the Las Vegas area including, to some degree, from each other. In addition, the Acquired Casinos face competition from all smaller non-restricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the greater Las Vegas area, including those that primarily target the local and repeat visitor markets. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors, could also have a material adverse effect on the business of the Acquired Casinos.  For further details on competition in the gaming industry that will affect our business, see “Item 1. Business—Competition.”

To a lesser extent, the Acquired Casinos compete with gaming operations in other parts of the state of Nevada, such as Reno, Laughlin and Lake Tahoe, and other gaming markets in the United States and in other parts of the world, with state sponsored lotteries, on-and-off-track pari-mutuel wagering, a system of betting under which wagers are placed in a pool, management receives a fee from the pool, and the remainder of the pool is split among the winning wagers, card rooms and other forms of legalized gambling. The gaming industry also includes land-based casinos, dockside casinos, riverboat casinos, racetracks with slots and casinos located on Native American land. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than we will. Several states are currently considering legalizing casino gaming in designated areas. Legalized casino gaming in such states and on Native American land will result in strong competition that could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations.

We may incur losses that are not adequately covered by insurance which may harm our results of operations.

Although we will maintain insurance customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all loss and damage to which our business or our assets might be subjected. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations.

We will be subject to litigation in the ordinary course of our business.  An adverse determination with respect to any such disputed matter could result in substantial losses.

We will be, from time to time, during the ordinary course of operating our businesses, subject to various litigation claims and legal disputes, including contract, lease, employment and regulatory claims as well as claims made by visitors to our properties. In addition, there are litigation risks inherent in any construction or development of any of the Acquired Casinos.  Certain litigation claims may not be covered entirely or at all by our insurance policies or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to our properties, even if without merit, can attract adverse media attention. As a result, litigation can have a material adverse effect on our businesses and, because we cannot predict the outcome of any action, it is possible that adverse judgments or settlements could significantly reduce our earnings or result in losses.

We may incur delays and budget overruns with respect to future construction projects.  Any such delays or cost overruns may have a material adverse effect on our operating results.

Station is currently providing funding for the proposed gaming facilities for the Federated Indians of Graton Rancheria and the North Fork Rancheria of Mono Indians (collectively, the “Native American Tribes”). We will evaluate expansion opportunities as they become available, and we may in the future develop projects in addition to the proposed facilities for the Native American Tribes.

Construction projects, such as the proposed gaming facilities for the Native American Tribes, entail significant risks, including the following:

•      shortages of material or skilled labor;

•      unforeseen engineering, environmental or geological problems;

•      work stoppages;

•      weather interference;

•      floods; and

•      unanticipated cost increases,

any of which can give rise to delays or cost overruns.

The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by Station in consultation with its architects and contractors. Construction, equipment, staffing requirements, problems or difficulties in obtaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the cost or delay the construction or opening of each of the proposed facilities or otherwise affect the project’s planned design and features. We cannot be sure that we will not exceed the budgeted costs of these projects or that the projects will commence operations within the contemplated time frame, if at all. Budget overruns and delays with respect to expansion and development projects could have a material adverse impact on our results of operations.

We may experience difficulty integrating operations of acquired companies and developed properties and managing our overall growth which could have a material adverse effect on our operating results.

We may not be able to manage the operations of Station including, the recently opened Gun Lake Casino, the proposed projects with the Native American Tribes and future acquired companies or developed properties effectively, or realize any of the anticipated benefits of the acquisitions, including streamlining operations or gaining efficiencies from the elimination of duplicative functions. The integration of other companies as assets will require continued dedication of management resources and may temporarily distract attention from our day-to-day business.

In addition, because we plan to continue to pursue expansion and acquisition opportunities, we face significant challenges not only in managing and integrating the recently opened Gun Lake facility and the proposed projects with the Native American Tribes, but also managing our expansion projects and any other gaming operations we may acquire in the future. Management of these new projects will require increased managerial resources, and we intend to continue our efforts to enhance our gaming management team. However, there can be no assurances that we will succeed in doing so. Failure to manage our growth effectively could have a material adverse effect on our operating results.

We will be dependent upon Fertitta Entertainment, a newly formed entity controlled by Frank J. Fertitta III and Lorenzo J. Fertitta, to operate the Acquired Casinos pursuant to long term management contracts.  The success of our operations will depend on the ability of Fertitta Entertainment’s ability to effectively manage our assets and operations.

Under the Plan, we will enter into Management Agreements with subsidiaries of Fertitta Entertainment.  The Management Agreements will have a scheduled term of 25 years following the Effective Date and will have limited rights of termination.  Pursuant to the Management Agreements, subsidiaries of Fertitta Entertainment will have significant discretion in the management and operation of the Acquired Casinos. The manager under the Management Agreements will receive a base management fee equal to two percent of the gross revenues attributable to the managed properties and an incentive management fee equal to five percent of positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the managed properties.

The success of the Acquired Casinos and, in turn, our business, will be substantially dependent upon Fertitta Entertainment and its affiliates.  Subject to limited restrictions, Fertitta Entertainment and its affiliates will be permitted to manage the operations of other gaming companies and the officers and employees of Fertitta Entertainment and its affiliates will not be required to devote their full time and attention to managing the Acquired Casinos. There can be no assurance that Fertitta

Entertainment will be successful at managing and operating the Acquired Casinos or that the terms of the Fertitta Entertainment management agreements will be in our best interests.

We will rely on key personnel of Fertitta Entertainment, the loss of the services of whom could materially and adversely affect our results of operations.

Our ability to operate successfully and competitively will be dependent, in part, upon the continued services of certain of Station’s officers and key employees, including but not limited to Frank J. Fertitta III.  All of our executive officers, other than Thomas M. Friel, our Executive Vice President, Chief Accounting Officer and Treasurer, will be employees of Fertitta Entertainment. In the event that Fertitta Entertainment and its affiliates cease to manage the Acquired Properties or these officers and/or employees leave Fertitta Entertainment, we might not be able to find suitable replacements.  We believe that the loss of the services of these officers and/or employees, including through the termination of the Management Agreements, could have a material adverse effect on our results of operations.

Unionization organization activities could disrupt our business by discouraging patrons from visiting our properties, causing labor disputes or work stoppages, and, if successful, could significantly increase our labor costs.

None of the Acquired Casinos is currently subject to any collective bargaining agreement or similar arrangement with any union. However, union activists have actively sought to organize employees at certain of the Acquired Casinos in the past, and we believe that such efforts may be ongoing at this time. Accordingly, there can be no assurance that the Acquired Casinos will not ultimately be unionized. Union organization efforts that may occur in the future could cause disruptions to the Acquired Casinos and discourage patrons from visiting our properties and may cause us to incur significant costs, any of which could have a material adverse effect on our results of operations and financial condition. In addition, union activities may result in labor disputes, including work stoppages, which could have a material adverse effect on our business, financial condition and results of operation. Furthermore, unfavorable union contract settlements or collective bargaining agreements, should they be entered into, could cause significant increases in our labor costs, which could have a material adverse effect on the business of the Acquired Casinos and our financial condition and results of operation.

Work stoppages, labor problems and unexpected shutdowns may limit our operational flexibility and negatively impact our future profits.

Any work stoppage at one or more of the Acquired Casinos, including any construction projects which may be undertaken, could require us to expend significant funds to hire replacement workers, and qualified replacement labor may not be available at reasonable costs, if at all. Strikes and work stoppages could also result in adverse media attention or otherwise discourage customers from visiting the Acquired Casinos. Strikes and work stoppages involving laborers at any construction project which may be undertaken could result in construction delays and increases in construction costs. As a result, a strike or other work stoppage at one of the Acquired Casinos or any construction project could have an adverse effect on the business of the Acquired Casinos and our financial condition and results of operations. There can be no assurance that we will not experience a strike or work stoppage at one or more of the Acquired Casinos or any construction project in the future.

In addition, any unexpected shutdown of one of the Acquired Casinos or any construction project could have an adverse effect on the business of the Acquired Casinos and our results of operations. There can be no assurance that we will be adequately prepared for unexpected events, including political or regulatory actions, which may lead to a temporary or permanent shutdown of any of the Casino Properties.

We will regularly pursue new gaming acquisition and development opportunities and may not be able to recover our investment or successfully expand to additional locations.

We will regularly evaluate and pursue new gaming acquisition and development opportunities in existing and emerging jurisdictions. These opportunities may take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or development opportunities, our ability to benefit from such investments will depend upon a number of factors including:

•      our ability to identify and acquire attractive acquisition opportunities and development sites;

•      our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions are limited in number;

•      certain political factors, such as local support or opposition to development of new gaming facilities or legalizing casino gaming in designated areas;

•      the availability of adequate financing on acceptable terms (including waivers of restrictions in existing credit arrangements); and

•      our ability to identify and develop satisfactory relationships with joint venture partners.

Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investment in any new gaming development opportunities or acquired facilities, or successfully expand to additional locations.

Station has invested, and we will likely continue to invest, in real property in connection with the pursuit of expansion opportunities. These investments are subject to the risks generally incident to the ownership of real property, including:

•      changes in economic conditions;

•      environmental risks;

•      governmental rules and fiscal policies; and

•      other circumstances over which we may have little or no control.

The development of such properties will also be subject to restrictions under our secured credit facilities. We cannot be sure that we will be able to recover our investment in any such properties or be able to prevent incurring investment losses.

We will be subject to extensive state and local regulation and licensing and gaming authorities will have significant control over our operations which could have an adverse effect on our business.

Our ownership and operation of gaming facilities will be subject to extensive regulation by the states, counties and cities in which we will operate.  These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations.  As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators or, alternatively, cease operations in that jurisdiction.  In addition, unsuitable activity on our part or on the part of our domestic or foreign unconsolidated affiliates in any jurisdiction could have a negative effect on our ability to continue operating in other jurisdictions.   Holders of Units who fail to obtain any licenses, authorizations, qualifications or findings of suitability, as may be required by Nevada Gaming authorities, will not be entitled to exercise any rights of ownership with respect to or receive any income from the Units.  For a summary of gaming and other regulations that will affect our business, see “Item 1. Business—Regulation and Licensing.”  The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to possible increase at any time. Increases in gaming taxation could also adversely affect our results.

Changes to the gaming tax laws could have an adverse effect on results of operations by increasing the cost of operating our business.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. The Nevada Legislature meets every two years and when special sessions are called by the Governor. The Nevada legislative session began on February 7, 2011. An increase in the gaming tax could have a material adverse effect on our results of operations.

Risks Related to our Substantial Indebtedness

We expect to have significant indebtedness upon the Effective Date.  Such substantial indebtedness could make it difficult or impossible for us to meet our debt service obligations and finance our operating expenses, working capital needs and capital expenditures.

We will be a highly leveraged company.  Immediately after the Effective Date, we expect our indebtedness to be approximately $2.38 billion, which includes approximately $1.55 billion of term loans and $76.0 million of revolving credit facilities outstanding under the Propco Credit Agreement, $435.7 million of term loans outstanding under the Opco Credit Agreement, approximately $268.0 million outstanding under the Restructured Land Loan (which may be reduced substantially in exchange for the Landco Warrants) and approximately $47.5 million outstanding related to other debt.  In addition, we will have the ability to incur up to an additional $99.0 million under revolving credit facilities.  Our annual required interest payment obligations related to the Restructuring Transactions will be approximately $70.0 million.  The ability to make these payments will be significantly impacted by general economic, financial, competitive and other factors beyond our control.

Our substantial indebtedness could:

•      limit our ability to borrow money or otherwise obtain financing for our working capital, capital expenditures, development projects, debt service requirements, strategic initiatives or other purposes;

•      make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•      require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness thereby reducing funds available to us for other purposes;

•      limit our flexibility in planning for, or reacting to, changes in our operations, industry or business;

•      make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•      make us more vulnerable to downturns in our business or the economy;

•      make us more vulnerable to increases in interest rates with respect to our indebtedness that accrues interest at variable rates;

•      restrict us from making strategic acquisitions, developing new gaming facilities, introducing new technologies or exploiting business opportunities; and

•      limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Our indebtedness will impose restrictive financial and operating covenants that will limit our flexibility in operating our business and may adversely affect our ability to compete or engage in favorable business or financing activities.

The Propco Credit Agreement, Opco Credit Agreement and Restructured Land Loan contain a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•      incur additional debt or issue certain preferred units;

•      pay dividends on or make certain redemptions, repurchases or distributions in respect of our Units or make other restricted payments;

•      make certain investments;

•      sell certain assets;

•      create liens on certain assets;

•      consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;  and

•      enter into certain transactions with our affiliates.

In addition, our credit agreements will contain certain financial covenants, including minimum interest coverage ratio, total leverage ratio and maximum capital expenditures.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.  The restrictions caused by such covenants could also place us at a competitive disadvantage to less leveraged competitors.

A failure to comply with the covenants contained in the secured credit facilities or other indebtedness that we may incur in the future could result in an event of default, which, if not cured or waived, could result in the acceleration of the indebtedness and have a material adverse affect on our business, financial condition and results of operations.  In the event of any default under the Propco Credit Agreement, Opco Credit Agreement or Restructured Land Loan or other indebtedness, the lenders thereunder:

•      will not be required to lend any additional amount to us;

•      could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend future credit; or

•      could require us to apply all of our available cash to repay these borrowings.

If we are unable to repay these amounts, the lenders under the Propco Credit Agreement, Opco Credit Agreement or Restructured Land Loan or other indebtedness could proceed against the collateral granted to them to secure that indebtedness, which will include substantially all of our assets.  If the indebtedness under the Propco Credit Agreement, Opco Credit Agreement or Restructured Land Loan or other indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.  Moreover, in the event that such indebtedness is accelerated, there can be no assurance that we will be able to refinance it on acceptable terms, or at all.

Conditions in the financial system and the capital and credit markets may negatively affect our ability to raise capital to fund capital expenditures, pursue proposed development, expansion or acquisition opportunities or refinance our significant indebtedness.

Our businesses will be capital intensive. For the Acquired Casinos to remain attractive and competitive we must periodically invest significant capital to keep the properties well-maintained, modernized and refurbished.  Similarly, future construction and development projects, including but not limited to proposed gaming facilities for the Native American Tribes, and acquisitions of other gaming operations could require significant additional capital.  We will rely on earnings and cash flow from operations to finance our business, capital expenditures, development, expansion and acquisitions and, to the extent that we cannot fund such expenditures from cash generated by operations, funds must be borrowed or otherwise obtained.  We will also be required in the future to refinance our outstanding debt.  Our ability to effectively operate and grow our business may be constrained if we are unable to borrow additional capital or refinance existing borrowings on reasonable terms.

The credit, financial and equity markets have experienced disruption that has had a dramatic impact on the availability and cost of capital and credit.  While the United States and other governments have enacted legislation and taken other actions to help alleviate these conditions, there is no assurance that such steps will have the effect of easing the conditions in credit and capital markets.  We are unable to predict the likely duration or severity of the current disruption in the capital and credit markets and we have no assurance that we will have further access to credit or capital markets at desirable times or at rates that we would consider acceptable, and the lack of such funding could have a material adverse effect on our business, results of operations and financial condition and our ability to service our indebtedness.

Our ability to service all of our indebtedness depends on our ability to generate cash flow, which is subject to factors that are beyond our control.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to general economic, financial, competitive and other factors that are beyond our control. Station’s performance has been significantly impacted by general economic and financial conditions, which has affected its cash flows from operating activities and its ability to pay the principal, premium, if any, and interest on its indebtedness.

In addition, a further deterioration in the economic performance of the casino properties may cause us to reduce or delay investments and capital expenditures, or to sell assets. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

Risks Related to our Units

Unless we are considered a “publicly traded corporation” under the Nevada Gaming Control Act, each of our equityholders must be found suitable by the Nevada Gaming Authorities or we may be required to sever all relationships with such equityholder.

We are filing this Registration Statement so that, following the effectiveness thereof, we may qualify as a “publicly traded corporation” under the Nevada Gaming Control Act. After we become a “publicly traded corporation” under the Nevada Gaming Control Act, persons who acquire beneficial ownership of more than 5% of our voting securities will be required to report their acquisition to the Nevada Gaming Authorities and persons who acquire beneficial ownership of more than 10% of our voting securities will be required to apply to the Nevada Gaming Authorities for a finding of suitability. Notwithstanding these provisions, under the Nevada Gaming Control Act, the Nevada Gaming Authorities may at any time, in their discretion, require the holder of any of our securities to file applications, be investigated and be found suitable to own our securities if they have reason to believe that the security ownership would be inconsistent with the declared policies of Nevada. We anticipate that, so long as we are a “publicly traded corporation” under the Nevada Gaming Control Act, the Nevada Gaming Authorities will require only our equityholders having beneficial ownership of more than 10% of our voting securities to be found suitable.

If we do not become, or cease to be, a “publicly traded corporation” under the Nevada Gaming Control Act, or if required by the Nevada Gaming Authorities, each of our equityholders would be required to be found suitable by the Nevada Gaming Authorities. If any equityholder fails to be found suitable, we may be required to sever all relationships, including through redemption of shares, with such equityholder, which may have a material adverse effect on our business and our equityholders.  In addition, such holders of Units who fail to obtain any necessary licenses, authorizations, qualifications or findings of suitability will not be entitled to exercise any rights of ownership with respect to or receive any income from the Units.

A public market for our Units may not develop which would affect the liquidity and pricing of our Units.

We have not issued any Units. Therefore, there is currently no established public trading market for our Units, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our Units. The liquidity of any market for our Units will depend, among other things, upon the number of holders of our Units, our financial performance, and the market for similar securities, none of which can be determined or predicted. Our Units are not and will not be listed for trading on any national securities exchange. Therefore, we cannot provide assurances that an active trading market will develop, or if a market develops, what the liquidity or pricing characteristics of that market will be.

We may, but are not required to, make distributions to enable our members to pay tax on income that is attributable to their ownership interest in us and do not plan to make other distributions.

Our operational documents provide that we will, where possible, but do not require us to, make distributions to our members in respect of our taxable income that they recognize as a result of their ownership in the Company.  However, the making of such distributions will be subject to the availability of funds and compliance with the restrictions contained in our debt agreements.  There can be no assurance that we will make such distributions.  In addition, even if we do make tax distributions, we do not plan to pay any other dividends or make any other distributions on our Units in the foreseeable future.  In addition, restrictive covenants of the Propco Credit Agreement and the Opco Credit Agreement will restrict the ability of the respective obligors to pay dividends.  Therefore, you should not expect to receive any distributions in the foreseeable future from your Units.

Members of our Board of Managers are likely to devote some of their time to other businesses, which could have a negative impact on the Company’s management.

Members of our Board of Managers will not be required to commit their full time to the Company’s affairs, which could create a conflict when allocating their time between Company matters and their other commitments. It is expected that all of the members of the Company’s Board of Managers will be engaged in several other business endeavors aside from their commitments to the Company.  In addition, members of our Board of Managers will not be obligated to devote any specific number of hours to the Company’s affairs. If the other business affairs of members of our Board of Managers require them to devote more time to such affairs, it could limit their ability to devote time to the Company’s affairs and could have a negative impact on the quality of the Company’s governance. We cannot assure the holders of Units that these time conflicts will be resolved in the Company’s favor.

Potential conflicts of interest may exist, or may arise, based on debt and management interests of the principal equityholders of Station Holdco.

Pursuant to the governance structure of Station Holdco, its directors will primarily be persons designated by FI Station Investor or the Mortgage Lenders. In addition, many major actions require approval of a majority of the directors designated by FI Station Investor and a majority of the directors designated by the Mortgage Lenders. FI Station Investor and the Mortgage Lenders may have interests that are different than, or in addition to, equity holders of Station Holdco, which could adversely affect such equity holders.

In addition to being an equity holder of Station Holdco, affiliates of Fertitta Entertainment will be the managers of the Propco Properties and Opco Assets.  The interests of Fertitta Entertainment, in its capacity as an affiliate of the managers of the Propco Properties and the Opco Assets, may be different from, or in addition to, the interests of other equity holders of Station Holdco.  For example, since the affiliates of Fertitta Entertainment that manages the Propco Properties and Opco Assets will be compensated for its management services based on the revenue and EBITDA achieved by the Propco Properties and Opco Assets, Fertitta Entertainment may have an incentive to support the growth of the revenue and EBITDA of the Propco Properties and Opco Assets even if doing so would require increased leverage and interest service obligations for the Propco Properties or Opco Assets.  Under certain circumstances, the imposition of increased leverage and interest service obligations on the Propco Properties or Opco Assets could adversely affect the equity value of the Company.

The Mortgage Lenders or affiliates thereof are lenders under the Company’s credit facilities. Therefore, they may have an incentive for the Company to act or omit to act, in each case, in a manner that enhances the ability of the Company to service its indebtedness or the Mortgage Lenders to recover on the Company’s credit facilities, rather than seeking to maximize the value of the equity of the Company.

ITEM 2.  FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

Station Casinos LLC

The Company was formed for the purpose of acquiring substantially all of the assets of Station pursuant to the Plan. We expect the Restructuring Transactions to be completed sometime during the first half of 2011, at which time we will acquire from Station the Acquired Casinos. The Company has conducted no business other than in connection with the Chapter 11 Cases and has no material assets or liabilities. See “Item 1. Business—Introduction.”  As the Company has no operations, the following selected financial data relates to Station.

Station

On November 7, 2007, STN completed its Merger as described further under “Item 1.  Business—Chapter 11 Reorganization”.  The Merger resulted in a greater than 50% change in control of Station and was a “business combination” for accounting purposes, requiring Fertitta Colony Partners LLC (“FCP”), Fertitta Partners, LLC (“Fertitta Partners”), FCP VoteCo LLC (“FCP Voteco”) and their respective owners (the “Investors”), pursuant to the accounting guidance for business combinations, to record the acquired assets and assumed liabilities at their fair market values as of the acquisition date, resulting in a new basis of accounting. As a result, the selected consolidated financial data presented for 2007 is presented for two periods: January 1, 2007 through November 7, 2007 (the “Predecessor Period”) and November 8, 2007 through December 31, 2007 (the “Successor Period”). The Predecessor Period and the years ended December 31, 2006 and 2005 reflect the historical accounting basis in Station’s assets and liabilities, while the nine months ended September 30, 2010 and 2009, the years ended December 31, 2009 and 2008 and the Successor Period reflect the push down of the Investors’ new basis to its consolidated financial statements.

In the table below, we provide Station’s selected consolidated historical financial data as of and for the periods indicated.  The selected consolidated financial data presented below as of and for the nine months ended September 30, 2010 and 2009, have been derived from Station’s unaudited consolidated financial statements which are contained elsewhere in this Registration Statement and, in the opinion of management, include all adjustments necessary for a fair presentation of the information for those periods.  The results of operations for any interim period are not necessarily indicative of results of operations for a full fiscal year.  The selected consolidated financial data presented below as of and for the fiscal years ended December 31, 2009 and 2008, the Successor Period and the Predecessor Period, and as of and for the fiscal years ended December 31, 2006 and 2005 have been derived from Station’s consolidated financial statements which, except for 2006 and 2005, are contained elsewhere in this Registration Statement.

The selected consolidated financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Station” and “Item 15. Financial Statements and Exhibits— Station Casinos, Inc. Consolidated Financial Statements” included in this Registration Statement.  This selected consolidated financial data may not be indicative of our future performance, including changes that will occur as a result of the Restructuring Transactions such as changes in capitalization.  For more information regarding these anticipated changes, see “Item 15. Financial Statements and Exhibits— Station Casinos LLC Unaudited Pro Forma Condensed Consolidated Financial Statements” included in this Registration Statement.

	Successor					Predecessor
	Nine Months Ended September 30,		Year Ended December 31,		Successor Period November 8, 2007 Through December 31,	Predecessor Period January 1, 2007 Through November 7,	Year Ended December 31,
	2010	2009	2009	2008	2007	2007	2006(a)	2005
	(unaudited)
	(in thousands)					(in thousands)
Operating Results:
Net revenues	$709,994	$805,634	$1,062,149	$1,298,151	$209,711	$1,237,284	$1,339,024	$1,108,833
Operating costs and expenses, excluding the following items (b):	647,524	731,653	965,006	1,095,535	460,703	939,091	978,445	768,763
Development and preopening (c)	7,485	9,846	12,014	13,596	1,545	8,948	38,497	15,307
Merger transaction costs (d)	—	—	—	—	—	156,500	2,526	—
Asset impairments (e)	242,159	—	1,276,861	3,343,247	—	16,631	—	—
Write-downs and other charges, net (f)	8,094	11,974	20,807	62,625	958	2,479	3,421	18,818
Operating (loss) income	(195,268)	52,161	(1,212,539)	(3,216,852)	(253,495)	113,635	316,135	305,945
(Losses) earnings from joint ventures (g)	(2,762)	(855)	(127,643)	17,020	5,875	34,247	41,854	38,281
Operating (loss) income and (losses) earnings from joint ventures	(198,030)	51,306	(1,340,182)	(3,199,832)	(247,620)	147,882	357,989	344,226
Gain (loss) on early retirement of debt (h)	—	40,348	40,348	—	(20,311)	—	—	(1,278)
Change in fair value of derivative instruments	(42)	35,060	23,729	(23,057)	(30,686)	—	—	—
Interest expense, net	(135,095)	(275,074)	(317,393)	(426,956)	(66,019)	(220,873)	(178,537)	(86,721)
(Loss) income before reorganization items and income taxes	(333,167)	(148,360)	(1,593,498)	(3,649,845)	(364,636)	(72,991)	179,452	256,227
Reorganization items, net (i)	(78,465)	(370,652)	(375,888)	—	—	—	—	—
(Loss) income before income taxes	(411,632)	(519,012)	(1,969,386)	(3,649,845)	(364,636)	(72,991)	179,452	256,227
Income tax benefit (provision)	22,660	(35,428)	289,872	381,345	26,736	15,335	(69,240)	(94,341)
Net (loss) income	(388,972)	(554,440)	(1,679,514)	(3,268,500)	(337,900)	(57,656)	110,212	161,886
Less net loss applicable to noncontrolling interest	(1,672)	—	—	—	—	—	—	—
Net (loss) income applicable to Station Casinos, Inc. stockholders	$(387,300)	$(554,440)	$(1,679,514)	$(3,268,500)	$(337,900)	$(57,656)	$110,212	$161,886
Balance Sheet Data:
Total assets	$3,998,037	$5,601,434	$4,276,832	$5,831,636	$8,988,666		$3,716,696	$2,929,043
Long-term debt (including current) (j)	5,922,538	5,930,802	5,922,058	5,782,153	5,171,149		3,468,828	1,944,328
Stockholders’ (deficit) equity	(2,712,179)	(1,217,311)	(2,335,388)	(677,324)	2,571,062		(186,858)	630,814

(a)           In April 2006, Station opened Red Rock.

(b)           Upon consummation of the Merger, equity-based awards in FCP and Fertitta Partners were issued which vest immediately or over five years, and as such, expense of approximately $287.7 million related to this issuance was recorded during the Successor Period.

(c)           Development and preopening expenses include costs to identify potential gaming opportunities and other development opportunities and expenses incurred prior to the opening of projects under development, which include payroll, travel and legal expenses.  Also included in development and preopening expense are non-reimbursable milestone payments related to the Gun Lake project in Michigan of $4.0 million for the year ended December 31, 2009.  Development and preopening expenses for the years ended December 31, 2006 and 2005 included costs related to the opening of Red Rock.

(d)           During the Predecessor Period, Station recorded approximately $156.5 million in costs related to the Merger. These costs include approximately $31.6 million of accounting, investment banking, legal and other costs associated with the Merger and approximately $124.9 million of expense related to the accelerated vesting and buyout of employee stock options and restricted stock awards upon consummation of the Merger.

(e)           During the nine months ended September 30, 2010, Station recorded approximately $242.2 million in non-cash impairment charges to write-down the book value of certain portions of its goodwill, land held for development, property and equipment, investments in joint ventures, other intangible assets and an associated liability to their fair values during the third quarter of 2010.  During the year ended December 31, 2009, Station recorded approximately $1.28 billion in non-cash impairment charges to write-down certain portions of its goodwill, intangible assets, investments in joint ventures, land held for development and Native American project costs to their fair values during the fourth quarter of 2009.  During the year ended December 31, 2008, Station recorded approximately $3.34 billion in non-cash impairment charges to write-down certain portions of its goodwill, intangible assets, investments in joint ventures and land held for development to their fair values.  During the Predecessor Period, Station recorded impairment charges of $16.6 million, of which $8.0 million related to the write-down of goodwill at Wildfire Boulder and Gold Rush, and $8.6 million related to the write-down of the corporate office prior to the sale leaseback transaction.

(f)            During the nine months ended September 30, 2010, Station recorded $8.1 million in write-downs and other charges, net, of which $6.2 million related to legal settlements, $1.7 million related to severance expense and $0.2 million related to losses on assets disposals.  During the nine months ended September 30, 2009, Station recorded $12.0 million in write-downs and other charges, net, of which $5.1 million related to loss on land disposition, $3.1 million in lease termination costs, $2.9 million related to severance expense, $0.5 million in deferred financing fees related to the Land Loan and $0.4 million related to losses on asset disposals.  During the year ended December 31, 2009, Station recorded approximately $20.8 million in write-downs and other charges, net, of which $2.4 million related to the write-off of cancelled projects, $5.5 million related to losses on asset disposals, $3.0 million in severance expense, $5.3 million related to fully reserving a note receivable from an unconsolidated affiliate, $4.1 million related to the termination of an equipment lease and a lease for certain office space that was no longer utilized and $0.5 million related to the write-off of debt offering and restructuring fees.  During the year ended December 31, 2008, Station recorded $62.6 million in write-downs and other charges, net of which $44.6 million related to the write-off of cancelled projects, $4.5 million related to loss on asset disposals, $5.0 million related to severance expense, $4.8 million in lease termination expense to terminate various leases related to land adjacent to Wild Wild West and for certain office space that Station leased and would no longer be utilized and $3.7 million for cancelled debt offering fees.  During the Successor Period, write-downs and other charges, net consisted primarily of loss on asset disposals and severance expense.  During the Predecessor Period, Station recorded write-downs and other charges, net of $2.5 million of which $3.8 million was due to the termination of the management agreement related to Cherry nightclub at Red Rock and $0.2 million of severance expense which were partially offset by a $1.5 million gain on asset disposal. During the year ended December 31, 2006, Station recorded $3.4 million in write-downs and other charges, net of which $1.1 million in lease termination expense to terminate various leases related to land adjacent to Wild Wild West, $1.7 million in loss on asset disposals and $0.6 million in severance expense.   During the year ended December 31, 2005, Station recorded write-downs and other charges, net of $18.8 million of which $3.9 million related to loss on asset disposals, $14.7 million in lease termination expense to terminate various leases related to land adjacent to Wild Wild West and $0.2 million in severance expense.

(g)           Losses from joint ventures were impacted during the year ended December 31, 2009 primarily by Station’s share of impairment losses on land held by the Rancho Road joint venture and by Station’s share of asset impairment charges and operating losses from Aliante Station.  Earnings from joint ventures were impacted during the year ended December 31, 2008 by increased preopening expenses incurred prior to the opening of Aliante Station which opened in November 2008.

(h)           During 2009, Station recorded a gain on early retirement of debt of $40.3 million as a result of its repurchase of $40.0 million of outstanding 6 7/8% Senior Subordinated Notes and $8.0 million of outstanding 6 1/2% Senior Subordinated Notes. During the Successor Period, in conjunction with the Merger, Station terminated its previous revolving credit facility resulting in a loss on early retirement of debt of $20.3 million, which included the write-off of unamortized loan costs as well as costs to terminate its then existing cash flow hedge interest rate swaps. During the year ended December 31, 2005, Station redeemed the remaining $16.9 million of outstanding 8 3/8% Senior Notes due 2008 and $17.4 million of outstanding 9 7/8% Senior Subordinated Notes due 2010.

(i)            Reorganization items represent amounts incurred as a direct result of the Chapter 11 Case.  Reorganization items for the nine months ended September 30, 2010 was primarily related to professional fees, retainers and other expenses.  Reorganization items for the nine months ended September 30, 2009 includes $225.0 million related to the write-off of debt discount and prepaid debt issuance costs, $94.0 million related to post-petition adjustments of swap liabilities to their fair values and $51.6 million related to professional fees, retainers and other expenses.  Reorganization items for the year ended December 31, 2009 include $225.0 million related to the write-off of debt discount and prepaid debt issuance costs, $80.8 million related to post-petition adjustments of swap liabilities to their fair values and $70.1 million related to professional fees, retainers and other expenses.

(j)            Includes long term debt of $5.67 billion classified as liabilities subject to compromise at September 30, 2010, September 30, 2009 and December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

 AND RESULTS OF OPERATIONS

Station Casinos LLC

Overview

Since our formation in August 2010, we have had no operations.  We were formed for the purpose of acquiring substantially all of the assets of Station pursuant to the Plan.   We expect the Restructuring Transactions to be completed sometime during the first half of 2011, at which time we will acquire the Acquired Casinos from Station.  Accordingly, the management’s discussion and analysis of financial condition and results of operations that follows is for the Company and Station on an individual basis.

Upon the Effective Date, we will:

•      issue 100 Voting Units to Station Voteco;

•      issue 100 Non-Voting Units to Station Holdco;

•      enter into the Propco Credit Agreement, Opco Credit Agreement and Restructured Land Loan; and

•      consummate the other Restructuring Transactions.

Upon emergence, we intend to have approximately 100 Voting Units and 100 Non-Voting Units issued and outstanding.  Station Voteco will be the only member of the Company entitled to vote on any matters to be voted on by the members of the Company.  Station Holdco, as the holder of our issued and outstanding Non-Voting Units, will not be entitled to vote on any matters to be voted on by the members of the Company, but will be the only member of the Company entitled to receive distributions as determined by our Board of Managers out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up is entitled to all of the Company’s assets remaining after payment of liabilities. Under the Equityholders Agreement, in certain circumstances, holders of interests in Station Holdco will have the preemptive right to purchase or subscribe to any equity interests to be sold or issued by Station Holdco on the same terms and conditions as such equity interests are being offered and sold or issued to third parties.

In addition, upon the Effective Date, we will adopt fresh-start reporting in accordance with ASC 852-10-15.  As a result, the value of Stations’ assets, including intangible assets, and liabilities will be adjusted to their fair values on our consolidated balance sheet. The historical consolidated financial results of Station are not indicative of our current financial condition or our future results of operations following the Effective Date. Our future results of operations will be subject to these events and other significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.  For more information regarding these anticipated changes, see “Item 15. Financial Statements and Exhibits— Station Casinos LLC Unaudited Pro Forma Condensed Consolidated Financial Statements” included in this Registration Statement.

Liquidity and Capital Resources

Our cash flows will be affected by a variety of factors, many of which are outside of our control, including regulatory issues, competition, financial markets and other general business conditions. We believe that we will have sufficient liquidity through available cash, short-term credit extended to us by our suppliers in connection with the purchase of goods or services, availability under our credit agreements and cash flow from the Acquired Casinos to fund our cash requirements and capital expenditures for at least twelve months after the Effective Date. We will endeavor to fund capital expenditures for maintenance of our properties through our operating results. However, we cannot assure you that we will generate sufficient income and liquidity to meet all of our liquidity requirements and other obligations as our results for future periods are subject to numerous uncertainties which may result in liquidity problems, which could affect our ability to meet our obligations while attempting to meet competitive pressures or adverse economic conditions.

The following is a description of the expected debt arrangements following the Effective Date, including the estimated principal amounts outstanding.  These estimates are based on the terms of the Plan and the current understanding with respect to the reorganization of Station.  The terms of the debt may be subject to change as the reorganization of Station is finalized and implemented, and the changes may be substantial.  For example, the amount of the debt financing that will be required will depend on a number of factors, including the amount of cash Station holds as of the Effective Date after payment of reorganization expenses and the estimated cash needs going forward.

Propco Credit Agreement

On the Effective Date, the Company, as borrower, is expected to enter into the Propco Credit Agreement consisting of a term loan facility in the principal amount of $1.6 billion (the “Propco Term Loan”) and a revolving credit facility in the amount of $100 million, which revolving credit facility will increase to $150 million upon prepayment of $50 million of outstanding principal amount under the Propco Term Loan on the closing date thereof (the “Propco Revolver”).  The initial maturity date of the Propco Credit Agreement will be on the fifth anniversary of the Effective Date but may be extended for two additional one-year periods, subject to the absence of defaults, accuracy of representations and warranties, payment of a 1.00% extension fee for each extension, and pro forma compliance with the total leverage and interest coverage ratios, and, in the case of the second extension of maturity, a total leverage ratio of less than 6.20 to 1.00.  Interest shall accrue on the principal balance at the rate per annum, as selected by the Company, of not more than LIBOR plus 3.00% or base rate plus 2.00% for the first three years of the term; LIBOR plus 3.50% or base rate plus 2.50% for the fourth and fifth year; LIBOR plus 4.50% or base rate plus 3.50% in the sixth year if the Company elects to exercise the first optional extension of the maturity of the loans; and LIBOR plus 5.50% or base rate plus 4.50% for the seventh year if the Company elects to exercise the second optional extension of the maturity of the loans.  Base rate will be subject to a floor equal to one-month LIBOR plus 1.00%.  Additionally, the Company will be subject to a fee of 0.50% for the unfunded portion of the Propco Revolver.

The Propco Credit Agreement is expected to contain certain financial and other covenants.  These will include a minimum interest coverage ratio and total leverage ratio beginning eighteen months following the Effective Date.  The Propco Credit Agreement also will provide for maximum capital expenditures not to exceed $50 million in 2011 and $70 million in each of 2012, 2013, 2014, 2015, 2016 and 2017.  The Company will not be required to make principal payments prior to maturity of the Propco Credit Agreement other than (a) quarterly prepayments of 75% of excess cash flow if the total leverage ratio is equal to or greater than 6.00:1.00, 50% of excess cash flow if the total leverage ratio is less than 6.00:1.00 but greater than or equal to 4.00:1.00, or 25% if the total leverage ratio is less than 4.00:1.00 subject, in each case, to maintenance of minimum liquidity of $10.0 million; (b) prepayments with proceeds of certain asset sales, events of loss, incurrence of debt and equity issuances, and (c) prepayments of the Propco Revolver of unrestricted cash in excess of $15.0 million (which will not permanently reduce the revolving loan commitment).

The Propco Credit Agreement will be guaranteed by all subsidiaries of the Company except NP Opco Holdings LLC (“Opco Holdings”) and its subsidiaries (including NP Opco LLC (“Opco”)), NP Landco Holdco LLC and its subsidiaries (including Landco), NP IP Holdings LLC (“IP Holdco”) until such time as IP Holdco becomes a wholly owned subsidiary of the Company and each other subsidiary of the Company that is designated as an unrestricted subsidiary pursuant to the terms of the Propco Credit Agreement (each such entity and its subsidiaries, a “Propco Credit Agreement Unrestricted Subsidiary”).  The Propco Credit Agreement will be secured by a pledge of the Company’s equity (including equity held by Station Holdco and Station Voteco in the Company), together with all tangible and intangible assets of the Company and its subsidiaries (other than (i) any assets of IP Holdco, (ii) liens prohibited by applicable gaming laws, (iii) equity issued by, and any assets of, Opco or its subsidiaries, (iv) equity issued by, or any property of, Landco and its subsidiaries and (v) any assets of any other Propco Credit Agreement Unrestricted Subsidiary).  The loan documents for the Propco Credit Agreement (the “Propco Loan Documents”) contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company, Station Voteco, Station Holdco and each direct and indirect subsidiary of the Company (other than Propco Credit Agreement Unrestricted Subsidiaries) to incur additional indebtedness; create liens on assets; dispose of assets; make investments and acquisitions; engage in certain transactions with affiliates, pay dividends, engage in mergers and fundamentally change its business.  The Propco Credit Agreement is expected to contain certain events of default including, among other things, nonpayment of principal when due; nonpayment of interest, fees or other amounts after a five business day grace period; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain covenants, to certain grace periods); cross-default; bankruptcy events; certain Employee Retirement Income Security Act (“ERISA”) events; material judgments; and a change of control.  The Propco Loan Documents will provide that, following termination of the management agreements which may be effected upon a default by affiliates of Fertitta Entertainment (including certain specified defaults under the Propco Credit Agreement) or foreclosure by the Propco Lenders, the Company and Fertitta Entertainment will provide full transition services to the Propco Lenders and their designees.

Opco Credit Agreement

On the Effective Date, a subsidiary of the Company, Opco, as borrower, will enter into the Opco Credit Agreement consisting of (a) a term loan facility in the principal amount of $430 million (the “Opco Term Loan”), (b)  a term loan facility in the principal amount of $25 million with respect to which interest may be paid in kind (i.e. capitalized as principal) for the first five years of the term of the Opco Credit Agreement (the “PIK Term Loan”) and (c) a new “super priority” revolving credit facility in the maximum amount of $25 million, the availability of which will be subject to standard closing and continuing conditions (the “Opco Revolver”).  In addition, Opco shall have the option, after the first anniversary of the Effective Date, to solicit lending commitments to increase the amount of the Opco Revolver by up to an additional $25 million. The initial maturity date will be on the fifth anniversary of the Effective Date but may be extended for two additional one-year periods, subject to the absence of defaults, accuracy of representations and warranties, and payment of 1.00% extension fee for each extension, and pro forma compliance with the total leverage and interest coverage ratios.   Interest shall accrue on the principal balance other than the PIK Term Loan at the rate per annum, as selected by Opco, of not more than LIBOR plus 3.00% or base rate plus 2.00% for the first three years of the term; LIBOR plus 3.50% or base rate plus 2.50% for the fourth and fifth year;  LIBOR plus 4.50% or base rate plus 3.50% for the sixth year if the Company elects to exercise the first optional extension of the maturity of the loans; and LIBOR plus 5.50% or base rate plus 4.50% for the seventh year if Opco elects to exercise the second optional extension of the maturity of the loans. Interest shall accrue on the principal balance of the PIK Term Loan at the rate per annum, as selected by Opco, of not more than LIBOR plus 3.50% or base rate plus 2.50% for the first five years of the term; LIBOR plus 4.50% or base rate plus 3.50% for the sixth year if the Company elects to exercise the first optional extension of the maturity of the loans; and LIBOR plus 5.50% or base rate plus 4.50% for the seventh year if Opco elects to exercise the second optional extension of the maturity of the loans.  Base rate will be subject to a floor equal to one-month LIBOR plus 1.00%.  Additionally, Opco will be subject to a fee of 0.50% for the unfunded portion of the Opco Revolver.

 The Opco Credit Agreement is expected to contain certain financial and other covenants.  These will include a maximum total leverage ratio and a minimum interest coverage ratio that will commence on the earlier of eighteen months after the Effective Date or the date on which aggregate investments by Opco deemed to have been made due to the designation of restricted subsidiaries as unrestricted subsidiaries exceed $10 million.  The Opco Credit Agreement also will provide for maximum capital expenditures not to exceed $35 million in 2011, $40 million in each of 2012 and 2013, $45 million in each of 2014 and 2015 and $50 million in each of 2016 and 2017.  Opco will not be required to make principal payments prior to the maturity of the Opco Credit Agreement other than (a) commencing with the fiscal year ended December 31, 2011, annual prepayments of 75% of excess cash flow if the total leverage ratio is equal to or greater than 3.50:1.00, 50% of excess cash flow if the total leverage ratio is less than 3.50:1.00 but greater than or equal to 2.50:1.00, or 25% of excess cash flow if the total leverage ratio is less than 2.50:1.00, subject, in each case, to maintenance of certain reserves not to exceed of $3.0 million; (b) prepayments with proceeds of certain asset sales, events of loss, incurrence of debt and equity issuances and (c) prepayments of the Opco Revolver of unrestricted cash in excess of $7.5 million (which will not permanently reduce the revolving loan commitment).

The Opco Credit Agreement will be guaranteed by Opco Holdings and all subsidiaries of Opco except unrestricted subsidiaries.  The Opco Credit Agreement will be secured by a pledge of Opco equity, together with all tangible and intangible assets of Opco Holdings, Opco and its subsidiaries (other than property of unrestricted subsidiaries and subject to limitations required by applicable gaming laws).  The loan documents for the Opco Credit Agreement contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Opco and each restricted direct and indirect subsidiary thereof to incur additional indebtedness; create liens on assets; make investments and acquisitions; engage in certain transaction with affiliates, pay dividends, engage in mergers and fundamentally change its business.  The Opco Credit Agreement is expected to contain certain events of default including, among other things, nonpayment of principal when due; nonpayment of interest, fees or other amounts after a five business day grace period; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain covenants, to certain grace periods); cross-default; bankruptcy events; certain ERISA events; material judgments; and a change of control (as defined therein).  The loan documents will provide that, following termination of the management agreements which may be effected upon a default by affiliates of Fertitta Entertainment (including certain specified defaults under the Opco Credit Agreement) or foreclosure by the Opco Lenders, the Company and Fertitta Entertainment will provide full transition services to the Opco Lenders and their designees.

Restructured Land Loan

On the Effective Date, a subsidiary of Propco Landco, CV PropCo, LLC (“CV Propco”), as borrower, is expected to enter into the Restructured Land Loan.  The initial maturity date is expected to be the fifth anniversary of the Effective Date.  Interest will accrue on the principal balance at the rate per annum of LIBOR plus 3.50% for the first five years.  All interest on the Restructured Land Loan would be paid in kind (i.e., capitalized as principal under the Restructured Land Loan) for the first five years.  CV Propco would have two options to extend the maturity date for an additional year to be available subject to absence of default, payment of up to 1.00% extension fee for each year, a step-up in interest rate to not more than LIBOR plus 4.50% (in year 6) and not more than LIBOR plus 5.50% (in year 7).  Interest accruing in years 6 and 7 shall be paid in cash.  There is no schedule minimum amortization prior to final stated maturity.  The Restructured Land Loan would be guaranteed by all subsidiaries of CV Propco.  The Restructured Land Loan would be secured by a pledge of CV Propco equity, together with all tangible and intangible assets of CV Propco and its subsidiaries, principally consisting of land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West.  Documentation will include customary representations, warranties, covenants, and events of default for a credit of this nature.  The carry costs of CV Propco would be supported by the Company under a Support Agreement that provides for advances from the Company to CV Propco to fund taxes, insurance premiums and other land carry costs (excluding debt service) payable by CV Propco.  The Restructured Land Loan would provide that, following the termination of management agreements which may be effected upon a default by affiliates of Fertitta Entertainment (including certain specified defaults under the Propco Credit Agreement) or foreclosure by the Propco Lenders, the Company and Fertitta Entertainment would provide full transition services to the CV Propco lenders and their designees.

Results of Operations

Since our formation on August 9, 2010, we have had no operations.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet obligations.

Contractual Obligations

We currently do not have any contractual obligations.

Station

Overview

Station is a gaming and entertainment company that currently owns and operates ten major hotel/casino properties (two of which are 50% owned) under the Station and Fiesta brand names and eight smaller casino properties (three of which are 50% owned), in the Las Vegas metropolitan area. Station’s growth strategy includes the master-planned expansions of its existing gaming facilities in Nevada, the development of gaming facilities on certain real estate they own or are under contract to acquire in the Las Vegas valley and Reno, Nevada, the evaluation and pursuit of additional acquisition or development opportunities in Nevada and other gaming markets and the pursuit of additional management agreements with Native American tribes.

Station owns and operates Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Red Rock, Fiesta Rancho, Fiesta Henderson, Wild Wild West, Wildfire Rancho, Wildfire Boulder, Gold Rush and Lake Mead Casino.  Station also owns a 50% interest in Green Valley Ranch, Aliante Station, Barley’s, The Greens and Wildfire Lanes.

Station’s operating results are greatly dependent on the level of gaming revenue generated at its properties.  A substantial portion of Station’s operating income is generated from the gaming operations, more specifically slot play. Station uses the non-gaming revenue departments to drive customer traffic to its properties.  (See discussion of Casino, Food and Beverage, and Room revenues for further information.)  The majority of Station’s revenue is cash based through customers wagering with cash or paying for non-gaming amenities with cash or credit card. Because Station’s business is capital intensive, Station relies heavily on the ability of its properties to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

Merger

On November 7, 2007, Station completed its Merger. The Merger resulted in a greater than 50% change in control of Station and was a “business combination” for accounting purposes, requiring the Investors, pursuant to the accounting guidance for business combinations, to record the acquired assets and assumed liabilities at their fair market values as of the acquisition date, resulting in a new basis of accounting. As a result of the SEC’s rules and guidance regarding “push-down” accounting, the Investors’ new accounting basis in Station’s assets and liabilities is reflected in the consolidated financial statements to the extent that the Investors paid cash for the non-voting common stock of Station as of the consummation of the Merger. Station deemed it impracticable to determine the individual investors’ carryover basis in the shares and has accordingly computed the carryover basis based on the pro rata portion of book value of Station prior to the Merger. The accompanying results of operations and cash flows for 2007 are presented for two periods: January 1, 2007 through November 7, 2007 (the “Predecessor Period”) and November 8, 2007 through December 31, 2007 (the “Successor Period”). The Predecessor Period reflects the historical accounting basis in Station’s assets and liabilities, while the nine months ended September 30, 2010 and 2009, the years ended December 31, 2009 and 2008 and the Successor Period reflect the push down of the Investors’ new basis to its consolidated financial statements.

Chapter 11 Case

The Merger and related transactions left Station highly leveraged.  Shortly thereafter the economy in the United States sharply declined, consumer spending deteriorated and the credit markets severely contracted.  Foreclosure and unemployment rates in Nevada sharply increased, becoming among the highest in the United States, and many planned construction projects for new casinos in Nevada were delayed or cancelled, causing further deterioration of the Las Vegas economy and reduced discretionary consumer spending by Las Vegas residents.  Station was severely impacted by the economic downturn because all of its owned casinos are located in Las Vegas and its properties have historically attracted customers from the Las Vegas valley.  In addition, the value of real estate in Nevada significantly eroded as a result of the deterioration of the economy.

Due to the economic conditions following the Merger, including the credit crisis and a decrease in consumer confidence levels, Station experienced a significant reduction in revenues.  Although Station engaged in cost reductions, reductions in workforce and other efforts to mitigate the impact of the decline in revenues, the results of operations of Station were materially and adversely impacted by the economic downturn and its ability to service its debt obligations was impaired.  In addition, the decline in real estate values in Nevada adversely affected the value of Station’s assets.  The resulting deterioration of Station’s results of operations and asset values, coupled with Station’s high leverage and the general unavailability of credit, negatively impacted Station’s ability to service its outstanding indebtedness or otherwise raise capital for restructuring.

As a result, on the Petition Date, the Debtors filed the Chapter 11 Case.  On July 28, 2010, the Debtors filed their Plan which was confirmed by the Bankruptcy Court on August 27, 2010.  Although the Plan was confirmed by the Bankruptcy Court, consummation of the Plan is subject to the satisfaction of certain conditions precedent as described further under “Item 1.  Business—Restructuring Transactions”. The Company currently expects that the Effective Date will occur in the first half of 2011, although the Company cannot assure you that the required regulatory approvals will be obtained or that all of the conditions precedent will be satisfied by that date, or at all, or that Station will be successful in implementing the Plan in the form contemplated or at all.  Please refer to our discussion under “Item 1.  Business—Chapter 11 Reorganization and Restructuring Transactions” for a more detailed discussion of the Chapter 11 Case and Restructuring Transactions.

The accompanying consolidated financial statements of Station have been prepared assuming that Station will continue as a going concern. The Debtors commenced the Chapter 11 Case on July 28, 2009 and the pending Chapter 11 Case raises substantial doubt about Station’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments (except as described below) to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The following discussion and analysis should be read in conjunction with “Item 2. Financial Information—Selected Financial Data—Station” and “Item 15. Financial Statements and Exhibits— Station Casinos, Inc. Consolidated Financial Statements” included in this Registration Statement.

Results of Operations

The following table highlights the results of operations for Station as compared to prior periods (dollars in thousands):

	Successor								Predecessor	2007 Combined (a)
	Nine Months ended September 30, 2010	% change	Nine Months ended September 30, 2009	Year ended December 31, 2009	% change	Year ended December 31, 2008	% change	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007	Year ended December 31, 2007
	(unaudited)
Net revenues—total	$709,994	(12)%	$805,634	$1,062,149	(18)%	$1,298,151	(10)%	$209,711	$1,237,284	$1,446,995
Major Las Vegas Operations (b)	660,385	(10)%	736,563	970,521	(18)%	1,176,394	(10)%	192,489	1,117,190	1,309,679
Management fees (c)	22,221	(44)%	39,543	52,447	(28)%	72,405	(18)%	9,708	78,077	87,785
Other Operations and Corporate (d)	27,388	(7)%	29,528	39,181	(21)%	49,352	0%	7,514	42,017	49,531

Operating (loss) income—total	$(195,268)	(474)%	$52,161	$(1,212,539)	62%	$(3,216,852)	(2,200)%	$(253,495)	$113,635	$(139,860)
Major Las Vegas Operations (b)	(5,821)	(104)%	135,360	(216,002)	88%	(1,799,158)	(773)%	3,068	264,413	267,481
Management fees (c)	22,221	(44)%	39,543	52,447	(28)%	72,405	(18)%	9,708	78,077	87,785
Other Operations and Corporate (d)	(211,668)	(72)%	(122,742)	(1,048,984)	30%	(1,490,099)	(201)%	(266,271)	(228,855)	(495,126)

Cash flows provided by (used in):
Operating activities	$10,077		$(123,958)	$(126,677)		$51,222		$19,494	$278,112	$297,606
Investing activities	(6,224)		(101,627)	(130,280)		(264,249)		(4,324,770)	(535,057)	(4,859,827)
Financing activities	480		(7,169)	(15,914)		574,699		4,302,933	238,782	4,541,715

(a)           The results for the fiscal year ended December 31, 2007, which Station refers to as “2007 Combined”, was derived by the mathematical addition of the results for the Predecessor Period and the Successor Period. The presentation of financial information for 2007 Combined herein may yield results that are not fully comparable on a period-by-period basis, particularly related to depreciation, amortization, interest expense and tax provision accounts, primarily due to the impact of the Merger on November 7, 2007. In addition, 2007 Combined does not comply with Generally Accepted Accounting Principles (“GAAP”) or with the SEC rules for pro forma presentation; however, it is presented because Station believes that it provides the most meaningful comparison of Station’s results for 2007 to its results for current and prior periods.

(b)           Includes the wholly owned properties of Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Red Rock, Fiesta Rancho and Fiesta Henderson.

(c)            Includes management fees from Thunder Valley (until June 9, 2010), Green Valley Ranch, Aliante Station (since November 11, 2008), Barley’s, The Greens and Wildfire Lanes (since October 22, 2007).

(d)           Includes the wholly owned properties of Wild Wild West, Wildfire Rancho, Wildfire Boulder, Gold Rush, Lake Mead Casino and corporate and development expense.

Net Revenues

Consolidated net revenues for the nine months ended September 30, 2010 decreased 12% to $710.0 million as compared to $805.6 million for the nine months ended September 30, 2009.  Consolidated net revenues for the year ended December 31, 2009 decreased 18% to $1.06 billion as compared to $1.30 billion in 2008.  Consolidated net revenues for the year ended December 31, 2008 decreased 10% to $1.30 billion as compared to $1.45 billion for 2007 Combined.  The decrease in net revenues was due primarily to an overall decrease in gaming revenue across all properties as the result of the continuation of weak economies in Las Vegas and the United States.  Declining real estate values, the credit crisis, increased unemployment and a decrease in consumer confidence levels have all precipitated an economic slowdown which negatively impacted Station’s operations during 2010, 2009 and 2008.

Similarly, combined net revenues from the Major Las Vegas Operations decreased 10% to $660.4 million for the nine months ended September 30, 2010 as compared to $736.6 million for the nine months ended September 30, 2009.  Combined net revenues from the Major Las Vegas Operations decreased 18% to $970.5 million for the year ended December 31, 2009 as compared to $1.18 billion for the year ended December 31, 2008.  Combined net revenues from the Major Las Vegas Operations decreased 10% to $1.18 billion for the year ended December 31, 2008 as compared to $1.31 billion for 2007 Combined.  The year over year revenue declines at the Major Las Vegas Operations were due to the general economic downturn discussed above.

Operating Income/Operating Margin

Consolidated operating income decreased by $247.4 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. This decrease is primarily due to asset impairment charges of $242.2 million recorded during the three months ended September 30, 2010.  Station continues to focus on improving its operating efficiencies and although many of its operational costs are fixed costs, Station continues to monitor its expenses for additional opportunities for cost savings reductions.

Station’s consolidated operating loss of $1.21 billion for the year ended December 31, 2009 decreased significantly as compared to a consolidated operating loss of $3.22 billion for the year ended December 31, 2008. The decrease is primarily the result of a decrease in operating costs and expenses in 2009 compared to 2008, most notably a $2.11 billion decrease in impairment charges and other write-downs, partially offset by the 2009 decline in net revenues discussed above. The impairment charges and write-downs and other charges, net are discussed below.

Consolidated operating income for the year ended December 31, 2008 was impacted significantly by asset impairments and write-downs and other charges, net of $3.41 billion which included the impairment of goodwill, intangible assets, investments in joint ventures and land held for development, charges related to abandoned projects and cancelled debt offering costs.  Consolidated operating income for 2007 Combined was impacted by $156.5 million of merger transactions costs, $288.1 million of share-based compensation expense related to equity-based awards granted upon consummation of the Merger and $20.1 million in asset impairments and write-downs and other charges, net which included a $16.6 million impairment loss. Excluding these charges ($3.40 billion in 2008 and $459.7 million in 2007 Combined), operating income decreased 44% in the year ended December 31, 2008 as compared to 2007 Combined. This decrease in operating income is a result of a 10% decline in consolidated net revenues discussed above, as well as an increase in depreciation and amortization expense of 34% related primarily to the intangible assets recorded in conjunction with the Merger.

The following table highlights the various sources of revenues and expenses for Station as compared to prior periods (dollars in thousands):

	Successor								Predecessor	2007 Combined (a)
	Nine Months Ended September 30, 2010	% change	Nine Months Ended September 30, 2009	Year Ended December 31, 2009	% change	Year Ended December 31, 2008	% change	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007	Year Ended December 31, 2007
	(unaudited)
Casino revenues	$520,493	(10)%	$575,887	$764,639	(17)%	$918,120	(11)%	$151,867	$879,097	$1,030,964
Casino expenses	213,392	(13)%	244,720	324,373	(10)%	361,255	(8)%	60,946	331,009	391,955
Margin	59.0%		57.5%	57.6%		60.7%				62.0%

Food and beverage revenues	$120,049	(20)%	$149,828	$189,917	(17)%	$228,858	(8)%	$37,885	$210,698	$248,583
Food and beverage expenses	78,269	(14)%	90,907	116,932	(24)%	153,018	(14)%	27,236	149,998	177,234
Margin	34.8%		39.3%	38.4%		33.1%				28.7%

Room revenues	$55,358	(13)%	$63,428	$82,281	(22)%	$105,718	(6)%	$14,926	$97,514	$112,440
Room expenses	24,397	(6)%	25,918	34,182	(15)%	40,029	6%	5,548	32,103	37,651
Margin	55.9%		59.1%	58.5%		62.1%				66.5%

Other revenues	$45,304	(8)%	$49,315	$64,732	(12)%	$73,745	(5)%	$12,543	$64,800	$77,343
Other expenses	14,821	(3)%	15,229	20,121	(28)%	27,774	(4)%	4,363	24,586	28,949

Selling, general and administrative expenses	$167,870	(1)%	$169,306	$229,200	(9)%	$250,614	(2)%	$37,363	$217,356	$254,719
Percent of net revenues	23.6%		21.0%	21.6%		19.3%				17.6%

Corporate expense	$28,759	12%	$25,644	$33,018	(8)%	$36,029	(89)%	$292,955	$47,541	$340,496
Percent of net revenues	4.1%		3.2%	3.1%		2.8%				23.5%

(Losses) earnings from joint ventures	$(2,762)	223%	$(855)	$(127,643)	(850)%	$17,020	(58)%	$5,875	$34,247	$40,122

(a)                                  The results for the fiscal year ended December 31, 2007, which Station refers to as “2007 Combined”, was derived by the mathematical addition of the results for the Predecessor Period and the Successor Period. The presentation of financial information of 2007 Combined herein may yield results that are not fully comparable on a period-by-period basis, particularly related to depreciation, amortization, interest expense and tax provision accounts, primarily due to the impact of the Merger on November 7, 2007. In addition, 2007 Combined does not comply with GAAP or with the SEC’s rules for pro forma presentation; however, it is presented because Station believes that it provides the most meaningful comparison of Station’s results for 2007 to Station’s results for current and prior periods.

Casino

Casino revenues decreased 10% to $520.5 million for the nine months ended September 30, 2010 as compared to $575.9 million for the nine months ended September 30, 2009.  The $55.4 million decrease in casino revenues during the nine months ended September 30, 2010 is due primarily to a 9% decrease in slot revenue and a 13% decrease in table game revenues.  Casino revenues decreased 17% to $764.6 million for the year ended December 31, 2009 as compared to $918.1 million for 2008. The $153.5 million decrease in casino revenues during 2009 was due primarily to a 17% decrease in slot revenue and a 16% decrease in table game revenues. Casino revenues decreased 11% to $918.1 million for the year ended December 31, 2008 as compared to $1.0 billion for 2007 Combined. The $112.8 million decrease in casino revenues during 2008 was due primarily to a 10% decrease in slot revenue and a 16% decrease in table game revenues.  The decrease in casino revenues is primarily due to the continuation of the general economic slowdown discussed above.

Casino expenses decreased 13% to $213.4 million for the nine months ended September 30, 2010 as compared to $244.7 million for the nine months ended September 30, 2009 primarily due to decreases in costs related to complimentary slot play, food, beverage, rooms, entertainment and merchandise of $3.7 million, decreases in payroll expense of $4.4 million, decreases of $18.0 million in promotional expense and net decrease in other casino expense of $5.2 million.  Casino expenses decreased 10% to $324.4 million for the year ended December 31, 2009 as compared to $361.3 million for 2008. Casino expenses decreased 8% to $361.3 million for the year ended December 31, 2008 as compared to $392.0 million for 2007 Combined.  The decrease in casino expenses for the years ended December 31, 2009 and 2008 is primarily due to a decrease in gaming taxes as a result of lower gaming revenues, a decrease in costs related to complimentary slot play, food, beverage, rooms, entertainment and merchandise and reduced payroll expense as a result of decreased staffing company-wide.

The casino operating margin for the nine months ended September 30, 2010 increased 1.5 percentage points as compared to the same period in the prior year. The casino operating margin for the year ended December 31, 2009 decreased 3.1 percentage points as compared to the prior year. The casino operating margin for the year ended December 31, 2008 decreased 1.3 percentage points as compared to 2007 Combined.

Food and Beverage

Food and beverage revenues decreased 20% for the nine months ended September 30, 2010 as compared to the same period in the prior year primarily due to the conversion of several owned outlets to leased outlets. The number of restaurant guests served for the nine months ended September 30, 2010 decreased 31% compared to the nine months ended September 30, 2009 primarily for the same reason. Food and beverage expenses decreased 14% for the nine months ended September 30, 2010 as compared to the same period in the prior year due to the decrease in the number of restaurant guests served primarily resulting from the conversion of owned outlets to leased outlets. The food and beverage operating margin for the nine months ended September 30, 2010 decreased by 4.5 percentage points, as compared to the nine months ended September 30, 2009. The average guest check increased 4% for nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009, primarily due to the closure of lower priced restaurants.

Food and beverage revenues decreased 17% for the year ended December 31, 2009 as compared to 2008 due to the conversion of owned outlets to leased outlets as well as reduced hours of operation at various owned food outlets due to the general economic slowdown discussed above. The number of restaurant guests served decreased 20% for the year ended December 31, 2009 compared to 2008 as a result of these same factors. Food and beverage expenses decreased 24% for the year ended December 31, 2009 as compared to 2008 due to the decrease in the number of restaurant guests served, an overall decrease in food and beverage costs as a result of efficiency efforts and reduced payroll expenses due to reduced staffing and reduced hours of operation. The food and beverage margin for the year ended December 31, 2009 increased 5.3 percentage points as compared to 2008, primarily due to the efficiency efforts that have decreased food and beverage costs. Average guest check for the year ended December 31, 2009 increased by approximately 3% as compared to 2008 due primarily to the closure of lower priced restaurants and an increase in selected menu prices.

Food and beverage revenues decreased 8% for the year ended December 31, 2008 as compared to 2007 Combined due to several restaurant closures during the year as well as reduced hours of operation at various food outlets as a result of the general economic slowdown discussed above. The number of restaurant guests served decreased 15% for the year ended December 31, 2008 compared to 2007 Combined as a result of these same factors. Food and beverage expenses decreased 14% for the year ended December 31, 2008 as compared to 2007 Combined due to the decrease in the number of restaurant guests, the conversion of certain owned outlets to leased outlets, an overall decrease in food and beverage costs as a result of efficiency efforts and reduced payroll expenses as a result of reduced staffing and reduced hours of operation. The food and beverage margin for the year ended December 31, 2008 increased 4.4 percentage points as compared to 2007 Combined, primarily due to the efficiency efforts that have decreased food and beverage costs. Average guest check for the year ended December 31, 2008 increased by approximately 5% as compared to 2007 Combined due primarily to an increase in selected menu prices and the addition of an Asian-themed full service restaurant at Red Rock in July 2007.

Room

Room revenues decreased 13% for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. Room occupancy decreased to 80% for the nine months ended September 30, 2010 as compared to 85% for the nine months ended September 30, 2009, and the average daily room rate decreased to $62 for the nine months ended September 30, 2010 from $67 for the same period in the prior year primarily as a result of the general economic slowdown. Room expenses decreased 6% for the nine months ended September 30, 2010 as compared to the same period in the prior year primarily due to reduced occupancy. Room operating margin for the nine months ended September 30, 2010 decreased 3.2 percentage points compared to the nine months ended September 30, 2009.

Room revenues decreased 22% for the year ended December 31, 2009 as compared to 2008, and room occupancy decreased to 83% for the year ended December 31, 2009 as compared to 88% for 2008 due to the general economic slowdown discussed above. The average daily room rate decreased to $67 for the year ended December 31, 2009 from $85 for 2008 due to an overall decrease across all properties as a result of the general economic slowdown. Room expenses decreased 15% for the year ended December 31, 2009 as compared to 2008 due mainly to decreased occupancy levels. As a result of the decreased room revenues, partially offset by the improvement in room expenses, room operating margin decreased by 3.6 percentage points for the year ended December 31, 2009 as compared to 2008.

Room revenues decreased 6% for the year ended December 31, 2008 as compared to 2007 Combined. Room occupancy decreased to 88% for the year ended December 31, 2008 as compared to 90% for 2007 Combined due to the general economic slowdown discussed above. The average daily room rate decreased to $85 for the year ended December 31, 2008 from $93 for 2007 Combined due to an overall decrease across all properties as a result of the general economic slowdown and increased wholesale room sales which yield lower average room rates. Room expenses increased 6% for the year ended December 31, 2008 as compared to 2007 Combined due to an increase in expenses related to Station’s focus on brand and revenue management. Accordingly, room operating margin decreased 4.4 percentage points for the year ended December 31, 2008 as compared to 2007 Combined.

Other

Other revenues primarily include income from gift shops, bowling, entertainment, leased outlets and the spa. Other revenues were approximately $45.3 million for the nine months ended September 30, 2010 compared to approximately $49.3 million for the nine months ended September 30, 2009.  Other revenues decreased 12% for the year ended December 31, 2009 as compared to 2008 due to decreased spending in these areas as a result of the general economic slowdown discussed above. The economic slowdown also resulted in a decrease in other revenues of 5% for the year ended December 31, 2008 as compared to 2007 Combined.

Management Fees

Station is the managing partner for Green Valley Ranch, Aliante Station, Barley’s, The Greens and Wildfire Lanes and receives a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) from Green Valley Ranch and Aliante Station and 10% of EBITDA from Barley’s, The Greens and Wildfire Lanes.  At this time, neither Green Valley Ranch nor Aliante Station are paying management fees as a result of contractual prohibitions triggered by the default status of their respective credit facilities.  In addition, Station managed Thunder Valley on behalf of the United Auburn Indian Community until June 2010 and received a management fee equal to 24% of net income (as defined in the management agreement).  In June 2010, the management agreement with Thunder Valley expired and was not renewed.

For the nine months ended September 30, 2010, management fees decreased to approximately $22.2 million as compared to $39.5 million for the nine months ended September 30, 2009. The decrease in management fees is primarily the result of the expiration of the management agreement with Thunder Valley, which expired in June 2010.  In addition, no management fee revenue is being recognized for Green Valley Ranch and Aliante Station in 2010. For the year ended December 31, 2009, management fees decreased to $52.4 million from $72.4 million for 2008 as a result of an overall decrease in revenues at Station’s managed properties due to the general economic slowdown discussed above. For the year ended December 31, 2008, management fees decreased to $72.4 million from $87.8 million for 2007 Combined as a result of an overall decrease in revenues at Station’s managed properties due to the general economic slowdown discussed above as well as Station’s portion of expenses at Thunder Valley related to California Compact Referendum laws of approximately $1.6 million during 2008.

Selling, General and Administrative (“SG&A”)

SG&A expenses decreased 1% or approximately $1.4 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.  The decrease in SG&A expenses during the nine months ended September 30, 2010 is primarily the result of a $1.4 million decrease in property tax expense, a $1.4 million decrease in consulting and outside service expense, a $1.2 million decrease in advertising and promotional expense, and a $1.4 million decrease in utilities expense, partially offset by a $2.0 million increase in payroll and benefits expense, a $1.6 million decrease in gain on net deferred compensation assets and a net increase of $0.4 million in other expenses.  SG&A as a percentage of net revenues increased to 23.6% for the nine months ended September 30, 2010 compared to 21.0% for the same period in the prior year.  A large portion of these costs are fixed, which causes an increase in the percentage of net revenues as revenues decline.

Corporate Expense

For the nine months ended September 30, 2010, corporate expense was $28.8 million compared to $25.6 million for the same period in the prior year. The increase is primarily due to an increase of approximately $1.5 million in payroll and benefits, an increase of approximately $0.9 million in fees paid for outside services and a net increase in other corporate expenses of approximately $0.8 million. Corporate expense as a percentage of net revenues increased to 4.1% for the nine months ended September 30, 2010 compared to 3.2% for the nine months ended September 30, 2009.

Corporate expense decreased to $33.0 million for the year ended December 31, 2009 as compared to $36.0 for the year ended December 31, 2008. The decrease was primarily related to reduced payroll expense and health benefit costs resulting from cost savings initiatives. Corporate expense decreased to approximately $36.0 million for the year ended December 31, 2008 as compared to $340.5 million for 2007 Combined due primarily to a reduction in share-based compensation expense of $292.5 million of which $287.1 million related to the equity-based awards granted upon the consummation of the Merger that was recorded in 2007 Combined, as a well as a decrease in payroll expense due to employee reductions.

Development and Preopening Expense

Development and preopening expense includes costs to identify potential gaming opportunities and other development opportunities, and expenses incurred prior to the opening of projects under development, including payroll, travel and legal expenses. Development and preopening expense for the nine months ended September 30, 2010 was $7.5 million compared to $9.8 million for the same period in the prior year. The decrease in development and preopening expense is primarily the result of decreased activity related to projects under development. Development and preopening expenses for the years ended December 31, 2009 and 2008, and 2007 Combined, were $12.0 million, $13.6 million and $10.5 million, respectively. Also included in development and preopening expense are non-reimbursable milestone payments related to the Gun Lake project in Michigan of $4.0 million for the year ended December 31, 2009.

Depreciation and Amortization

Depreciation and amortization decreased 25% to approximately $120.0 million for the nine months ended September 30, 2010 as compared to $159.9 million for the nine months ended September 30, 2009. Depreciation expense decreased by approximately $13.5 million during the nine months ended September 30, 2010 as compared to the same period in the prior year, primarily as a result of certain depreciable assets becoming fully depreciated during the year ended December 31, 2009. Amortization expense decreased by approximately $26.4 million during the nine months ended September 30, 2010 compared to the 2009 period, primarily as a result of the intangible asset related to the management agreement with Thunder Valley becoming fully amortized in June 2010.

Depreciation and amortization decreased 9% to $207.2 million for the year ended December 31, 2009 compared to $226.8 million for the year ended December 31, 2008. This decrease was due primarily to reductions in amortization expense of approximately $20.8 million related to lower definite-lived intangible asset balances resulting from the impairment of Station’s customer relationship intangibles in the fourth quarter of 2008, as well as definite-lived assets that were fully amortized during late 2008, partially offset by a slight increase in depreciation expense as a result of additions to property and equipment.

Depreciation and amortization increased 34% to $226.8 million for the year ended December 31, 2008 compared to $168.8 million for 2007 Combined. This increase was primarily due to amortization expense of $74.5 million associated with the intangible assets recorded in conjunction with the Merger offset by a decrease in depreciation expense due to a new fair value basis of property, plant and equipment as a result of the Merger.

Write-downs and Other Charges, net

During the nine months ended September 30, 2010, write-downs and other charges, net were $8.1 million and consisted of the following:

•                  $6.2 million in legal settlements;

•                  $0.2 million in net losses on disposal of assets; and

•                  $1.7 million in severance expense.

During the nine months ended September 30, 2009, write-downs and other charges, net were $12.0 million and consisted of the following:

•      $5.1 million in loss on land and other asset dispositions;

•      $3.1 million in lease termination costs;

•      $0.5 million deferred financing fees related to the Land Loan;

•      $0.4 million loss on disposal of assets; and

•      $2.9 million in severance expense.

For the year ended December 31, 2009, write-downs and other charges, net were $20.8 million and consisted of the following:

•                  $2.4 million to write-off projects that were abandoned due to the general economic slowdown;

•                  $5.5 million loss on disposal of assets, net, primarily related to the disposal of certain land held for development in Reno, Nevada;

•                  $3.0 million in severance expense;

•                  charges totaling $4.1 million related to the early termination of an equipment lease and a lease for office space no longer being utilized;

•                  $5.3 million to fully reserve a note receivable from an unconsolidated affiliate; and

•                  $0.5 million related to abandoned debt offering and restructuring efforts.

In the year ended December 31, 2008, write-downs and other charges, net were $62.6 million and consisted of the following:

•                  $44.6 million to write-off projects that were abandoned due to the general economic slowdown and options to purchase land that Station allowed to lapse;

•                  $4.5 million loss on disposal of assets, net, primarily related to the closure of several food venues;

•                  $3.7 million to write-off of costs incurred to launch a private exchange offer in November 2008 that was subsequently terminated in December 2008;

•                  $1.7 million to terminate various leases related to land adjacent to the current Wild Wild West property and $3.1 million related to an office space that was leased but no longer utilized; and

•                  $5.0 million in severance expense.

During 2007 Combined, write-downs and other charges, net were $3.4 million and consisted of the following:

•                  $3.8 million in agreement/lease termination expense primarily due to the termination of the management agreement related to Cherry nightclub at Red Rock;

•                  $0.4 million in severance expense; and

•                  $(0.8) million in gains on disposals of assets, net.

Asset Impairments

During the three months ended September 30, 2010, Station determined that a triggering event, as described under the accounting guidance for impairment or disposal of long-lived assets, had occurred as a result of developments in its bankruptcy proceedings. As a result, Station compared the estimated future cash flows for its long-lived assets, on an undiscounted basis, to its carrying values. In certain instances, the carrying value was higher and as a result, Station recorded impairment losses totaling $242.2 million to write down the book value of the assets to their fair values, consisting of the following:

•      $60.4 million to write down to fair value the goodwill of certain of its reporting units;

•      $97.7 million related to land held for development due to decreased real estate values in the markets in which it operates;

•      $66.6 million related to the property and equipment of certain reporting units;

•      $16.3 million related to an investment in one of its joint ventures; and

•      $1.2 million related to other intangible assets and an associated liability.

For the year ended December 31, 2009, Station recorded asset impairments totaling $1.28 billion, primarily as a result of the ongoing recession which resulted in decreased projected cash flow estimates, decreased valuation multiples for gaming assets due to the current market conditions and higher discount rates resulting from turmoil in the credit markets. Asset impairment recognized during the year ended December 31, 2009 consisted of the following:

•                  $181.8 million to write down to fair value the goodwill of certain of its reporting units;

•                  $255.3 million to write down to fair value certain intangible assets that were recognized in the Merger;

•                  $30.0 million to write down Station’s investments in joint ventures to their fair values, due to decreases in estimated future cash flows from these investments;

•                  $617.4 million related to Station’s land held for development due to decreased real estate values in the markets in which it operates, changes in the anticipated use of certain land parcels, and the current economic condition of Station and its ability to secure adequate financing for capital projects going forward;

•                  $179.4 million related to the property and equipment of certain reporting units; and

•                  $13.0 million related to capitalized Native American project costs which may not be recoverable.

In the year ended December 31, 2008, asset impairments were $3.34 billion and consisted of the following:

•                  $2.59 billion and $327.3 million, respectively, to write down to their fair values certain portions of Station’s goodwill and intangible assets that were recognized in the Merger as a result of the ongoing recession which resulted in decreased projected cash flow estimates, decreased valuation multiples for gaming assets due to the current market conditions and higher discount rates resulting from turmoil in the credit markets;

•                  $273.0 million to write down Station’s investments in joint ventures to their fair values due to the ongoing recession which has caused Station to decrease its estimates for projected cash flows from investments in joint ventures; and

•                  $148.0 million related to land held for development due to changes in the anticipated use of certain land parcels and the current economic condition of Station and its ability to secure adequate financing for capital projects going forward.

During 2007 Combined, Station recognized asset impairments of $16.6 million consisting of the following:

•                  $8.0 million in non-cash impairment charges related to the impairment of goodwill at Wildfire Boulder and Gold Rush; and

•                  $8.6 million related to the write-down of the corporate office building prior to the sale-leaseback transaction.

Merger Transaction Costs

During 2007 Combined, Station recorded approximately $156.5 million in costs related to the Merger. These costs include approximately $31.6 million of accounting, investment banking, legal and other costs associated with the Merger and $124.9 million of expense related to the accelerated vesting and buyout of employee stock options and restricted stock awards upon consummation of the Merger.

 (Losses) Earnings From Joint Ventures

Station owns a 50% interest in various joint ventures, including Green Valley Ranch and Aliante Station, and a 6.7% interest in a joint venture that owns the Palms Casino Resort. Station’s 50% interests in Rancho Road and Richfield Homes were disposed of during the fourth quarter of 2010. Station’s share of the net losses from these joint ventures was approximately $2.8 million for the nine months ended September 30, 2010 compared to losses of approximately $0.9 million for the prior year period. Station’s share of the (losses) earnings from these joint ventures was $(127.6) million, $17.0 million and $40.1 million for the years ended December 31, 2009, 2008, and 2007 Combined, respectively.  The $144.6 million decrease in earnings from joint ventures for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is due primarily to impairments of long-lived assets recorded by certain joint ventures totaling $124.9 million, as well as operating losses at Aliante Station, which opened in November 2008, and a decrease in operating results at Green Valley Ranch due to the general economic slowdown discussed above. The decrease of $23.1 million in earnings from joint ventures for the year ended December 31, 2008 as compared to 2007 Combined is due to a decrease in operating results at Green Valley Ranch due to the general economic slowdown discussed above, an increase in preopening expenses at Aliante Station which opened in November 2008, and additional depreciation and amortization expense related to purchase price allocations of or related to the investments in joint ventures made in conjunction with the Merger.

Interest Expense

Interest expense, net of capitalized interest, decreased 67% to $79.3 million for the nine months ended September 30, 2010 as compared to $241.3 million for the nine months ended September 30, 2009. The decrease is primarily due to the accounting treatment under ASC Topic 852, Reorganizations, whereby interest expense is recognized only to the extent that it will be paid during the bankruptcy proceeding or that it is probable that it will be an allowed claim. As a result of the Chapter 11 Case, Station stopped accruing interest for the senior notes, the senior subordinated notes and the mezzanine financings. Had Station recognized the additional contractual interest expense, interest expense for the nine months ended September 30, 2010 would have been $234.9 million higher than what was recorded. Capitalized interest for the nine months ended September 30, 2010 was approximately $8.2 million compared to $11.2 million for the prior year period. The reduction in capitalized interest was due primarily to a decrease in Station’s weighted average cost of capital during 2010 due to the cessation of interest accruals on a portion of its debt.

Interest expense, net of capitalized interest, decreased 27% to $276.6 million for the year ended December 31, 2009 as compared to $379.3 million for the year ended December 31, 2008.  Gross interest expense decreased 27% to $295.8 million for the year ended December 31, 2009 as compared to $407.5 million for the year ended December 31, 2008. A majority of the decrease is due to the accounting treatment under the guidance for financial reporting by entities in reorganization under the bankruptcy code whereby interest expense is recognized only to the extent that it will be paid during the bankruptcy proceeding or that it is probable that it will be an allowed claim. As a result of the Chapter 11 Case, Station stopped accruing interest for the senior notes, the senior subordinated notes and the mezzanine financings. Had Station recognized the additional contractual interest expense, interest expense for the year ended December 31, 2009 would have been $127.1 million higher than what was recorded. Capitalized interest for the year ended December 31, 2009 was $16.0 million compared to $27.1 million for the year ended December 31, 2008. The higher capitalized interest in 2008 was primarily due to interest being capitalized on Station’s equity contributions to Aliante Station during the construction of the project.

Interest expense, net of capitalized interest, increased 47% to $379.3 million in the year ended December 31, 2008 as compared to $258.6 million in 2007 Combined.  Gross interest expense increased approximately $129.3 million due to an increase of debt of $4.75 billion incurred in conjunction with the Merger in November 2007 which included $185.5 million in gross interest expense related to the CMBS Loans and Land Loan for the year ended December 31, 2008 as compared to $29.0 million in 2007 Combined. This increase was offset by a reduction of $45.2 million of interest expense related to Station’s revolver due a lower credit line effective with the Merger. In addition, Station’s weighted average cost of debt increased to 7.5% for the year ended December 31, 2008 from 7.1% for 2007 Combined. The increase in weighted-average cost of debt was primarily related to a 0.7% increase in Station’s effective interest rate as a result of the fair value adjustments made in connection with the Merger related to the senior and senior subordinated notes offset by a decrease in LIBOR rates during the later part of 2008.  Capitalized interest increased approximately $7.7 million for the year ended December 31, 2008, primarily due to an increase in interest being capitalized on Station’s equity contributions to Aliante Station during the construction of the project as well as that attributable to several other ongoing projects.

Interest and Other Expense from Joint Ventures

Station recorded approximately $55.8 million in interest and other expense related to its unconsolidated joint ventures for the nine months ended September 30, 2010, compared to approximately $33.8 million for the comparable period in 2009. The increase of $22.0 million for the nine months ended September 30, 2010 compared to the prior year period related primarily to recording Station’s 50% share of the loss that resulted from the early termination of Green Valley Ranch’s interest rate swap in March 2010.  Prior to the termination of this interest rate swap, the liability was carried at fair value, which incorporated nonperformance risk adjustments related to credit risks of both counterparties in accordance with ASC Topic 815, Derivatives and Hedging.  Upon early termination of the interest rate swap, fair value accounting for the interest rate swap was discontinued and the carrying value of the liability was increased to a fixed termination settlement amount which does not incorporate a nonperformance risk adjustment.

For the years ended December 31, 2009 and 2008, and 2007 Combined, Station recorded $40.8 million, $47.6 million and $28.2 million, respectively, in interest and other expense related to its unconsolidated joint ventures.  The $6.8 million decrease in interest and other expense from joint ventures for the year ended December 31, 2009 compared to the year ended December 31, 2008 relates primarily to decreased expense related to changes in the fair values of the interest rate swaps of the joint ventures, partially offset by increased interest at Aliante Station as a result of interest being capitalized during 2008 related to the development of the property. The increase in interest and other expense from joint ventures for the year ended December 31, 2008 as compared to 2007 Combined was due to the additional interest expense incurred related to the $430 million credit facility at Aliante Station entered into in October 2007 and $12.3 million in expense related to the change in fair value of interest rate swaps at both Green Valley Ranch and Aliante Station that were not designated as hedges for accounting purposes.

Change in Fair Value of Derivative Instruments

For the nine months ended September 30, 2010, changes in fair value of derivative instruments reflected losses of less than $0.1 million related to an interest rate cap.  For the nine months ended September 30, 2009, changes in fair value of derivative instruments reflected net gains of $35.1 million related to an interest rate cap, two interest rate swaps with a notional amount of $1.61 billion that were early terminated during the fourth quarter of 2009 and an interest rate swap with a notional amount of $250 million which was reclassified into liabilities subject to compromise upon filing of the Chapter 11 Case. Changes in the fair value of the reclassified interest rate swap are no longer reflected in change in fair value of derivative instruments on Station’s consolidated statements of operations, but instead are reflected in reorganization items in Station’s consolidated statements of operations in accordance with ASC Topic 852. Fluctuations in interest rates can cause the fair value of derivative instruments to change each reporting period.

During the year ended December 31, 2009, Station recorded gains of $23.7 million related primarily to the change in fair value of its derivative instruments not designated as hedges for accounting purposes during the period prior to the Chapter 11 petition date. As a result of the Chapter 11 Case, certain interest rate swaps were classified as liabilities subject to compromise in accordance with the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code. As a result of this reclassification, post-petition changes in expected amount of the allowed claims for these interest rate swaps is recognized in the reorganization items line on Station’s consolidated statement of operations. The post-petition change in fair value of derivative instruments included in reorganization items is an expense of $80.8 million, primarily as a result of the reversal of pre-petition nonperformance adjustments that were previously included in the carrying values of these swaps.

During the year ended December 31, 2008 and 2007 Combined, Station recorded losses of $23.1 million and $30.7 million, respectively, related primarily to the change in fair value of its derivative instruments not designated as hedges for accounting purposes.

Gain (Loss) on Early Retirement of Debt

No gain or loss on early retirement of debt was recorded during the nine months ended September 30, 2010.  In January 2009, a wholly owned subsidiary of Station purchased $40.0 million in aggregate principal amount of outstanding $700 million 6 7/8% Senior Subordinated Notes and $8.0 million in aggregate principal amount of outstanding $450 million 6 1/2% Senior Subordinated Notes for approximately $1.5 million plus approximately $1.4 million in accrued interest. As a result, Station recorded a gain on early retirement of debt of approximately $40.3 million during the year ended December 31, 2009, representing the difference between the reacquisition price and the net carrying amount of the extinguished debt based on the face amount of the associated debt adjusted for the related unamortized discount and debt issuance costs.

During 2007 Combined, in conjunction with the Merger, Station terminated its then existing revolving facility resulting in a loss on early retirement of debt of $20.3 million, which includes the write-off of unamortized loan costs as well as costs to terminate its then existing interest rate swaps.

Income Tax Benefit (Provision)

For the nine months ended September 30, 2010 and 2009, Station’s effective tax rates were 5.5% and (6.8)%, respectively.  The effective tax rate for the nine months ended September 30, 2010 differed from the prior year period as a result of fluctuations in the valuation allowance.  For the years ended December 31, 2009 and 2008, Station’s effective tax rates were 14.7% and 10.4%, respectively.  For the Successor Period and Predecessor Period, Station’s effective tax rates were 7.3% and 21.0%, respectively.

Liquidity and Capital Resources

Overview and Recent Events

In connection with the filing of the Chapter 11 Case, on July 31, 2009, STN entered into an unsecured, subordinated administrative priority DIP Credit Agreement among STN, as borrower, Vista Holdings, LLC, a non-debtor subsidiary of Station (“Vista Holdings”), as administrative agent and lender, and the lenders party thereto. The DIP Credit Agreement, as amended, provided for a $185 million revolving credit facility that was funded on a committed basis for so long as Vista Holdings had cash and cash equivalents on hand in an amount in excess of $100 million and on a discretionary basis thereafter. The proceeds of the loans incurred under the DIP Credit Agreement were used for working capital and other general corporate purposes of Station and were available for intercompany loans to its subsidiaries during the pendency of the Chapter 11 Case. Advances under the DIP Credit Agreement bear interest at a rate equal to 2.5% plus LIBOR. At September 30, 2010, advances under the DIP Credit Agreement totaled $172.0 million, and Vista Holdings had cash and cash equivalents on hand of $12.5 million. The DIP Credit Agreement matured on August 10, 2010.

STN’s obligations under the DIP Credit Agreement will be an administrative expense claim in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by STN shall be subordinate to the full repayment of the lenders under the Station’s prepetition Credit Agreement.  In addition, STN’s obligations under the DIP Credit Agreement may be accelerated following certain events of default, including (without limitation) the conversion of any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code or the appointment of a trustee pursuant to chapter 11 of the Bankruptcy Code.

Also, in connection with the filing of the Chapter 11 Case, on July 31, 2009, STN entered into an Unsecured Revolving Loan Promissory Note in favor of Past Enterprises, Inc., a non-debtor subsidiary of Station (“Past Enterprises”), pursuant to which Past Enterprises provides to STN an unlimited revolving credit facility (the “Past Revolving Loan”) at an interest rate of 2.78% per annum, the proceeds of which will be used for working capital and other general corporate purposes of Station and will be available for intercompany loans to its subsidiaries. The Past Revolving Loan matures on the earlier of (i) demand, or (ii) July 31, 2011, and provides for a default rate of interest of 4.78% if principal or interest due thereunder is not paid when due. At September 30, 2010, the outstanding balance due under the Past Revolving Loan totaled $211.3 million. STN still has the ability to borrow under the Past Revolving Loan, and there is no limit on its borrowings under the Past Revolving Loan.

In July 2010, Gun Lake completed a $165 million third-party construction financing facility (“Gun Lake Financing”), which Station assisted them in obtaining in connection with the Gun Lake Development Agreement. A subsidiary of Station, SC Michigan, provided $15 million of cash collateral to secure a limited completion guaranty and keep well obligation in connection with the Gun Lake Financing. The $15 million remains property of SC Michigan unless it is used to satisfy the completion guaranty requirements in the Gun Lake Financing, at which time it will be converted to a loan payable by Gun Lake to SC Michigan.  SC Michigan deposited the $15 million into a restricted cash account under the control of the lenders to the Gun Lake Financing. As a result, in July 2010 MPM received approximately $42.8 million representing a partial repayment of project advances. SC Michigan received $39.3 million and used all of these funds to purchase funded debtor-in-possession loans made to Station by Past Enterprises (the “SC Michigan Revolving Loan”).  At September 30, 2010, the outstanding balance due under the SC Michigan Revolving Loan totaled $39.3 million. The remainder of advances on this project is expected to be repaid from the operations of the project, which opened on February 10, 2011.

STN’s obligations under the Past Revolving Loan and SC Michigan Revolving Loan will be an administrative expense claim in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by STN shall be subordinate to the full repayment of the lenders under the Station’s prepetition Credit Agreement

Nine Months Ended September 30, 2010

During the nine months ended September 30, 2010, cash provided by operating activities was approximately $10.1 million, as compared to cash used in operating activities of $124.0 million for the nine months ended September 30, 2009, reflecting a $134.1 million increase in cash flows from operations compared to the prior year period. This increase resulted primarily from:

•      a $31.6 million increase in cash, net of noncash items and reorganization costs, based on activity reflected in Station’s condensed consolidated statement of operations for the nine months ended September 30, 2010;

•      a decrease of $43.8 million in additions to restricted cash;

•      a decrease of $64.5 million in cash paid for interest;

•      a decrease of $6.1 million in other operating uses of cash, primarily working capital; and

•      an increase of $11.7 million in cash used for reorganization items.

During the nine months ended September 30, 2010, restricted cash increased by $96.5 million due primarily to restrictions placed on Station’s cash by the lenders of the CMBS Loans and the Bankruptcy Court, partially offset by restricted cash released in connection with the DIP financing. During the nine months ended September 30, 2009, restricted cash increased by approximately $140.3 million due primarily to additional collateral required for Station’s treasury management function and restrictions placed on Station’s cash by lenders of the CMBS Loans. The decrease in cash paid for interest during the nine months ended September 30, 2010 was primarily due to the cessation of interest payments on certain portions of Station’s debt.

At September 30, 2010, Station had no borrowing availability under the $650 million revolving facility (the “Revolver”) it entered into in connection with the Merger. As of August 10, 2010, STN’s DIP Credit Agreement expired. The outstanding principal balance due under the DIP Credit Agreement at September 30, 2010 and as of the expiration date was $172.0 million. STN still has the ability to borrow under the Past Revolving Loan, and there is no limit on its borrowings under the Past Revolving Loan. As of September 30, 2010, Station had $189.5 million in cash and cash equivalents, of which approximately $74.0 million is in its casino cages, or cashier stations, to be used for the day-to-day operations of the properties and the remaining $115.5 million is to be used for general corporate purposes.

During the nine months ended September 30, 2010, total capital expenditures were approximately $25.3 million for maintenance capital expenditures and various other projects. Station classifies items as maintenance capital to differentiate replacement-type capital expenditures such as new slot machines from investment-type capital expenditures to drive future growth such as an expansion of an existing property. In contrast to normal repair and maintenance costs that are expensed when incurred, items Station classifies as maintenance capital are expenditures necessary to keep its existing properties at their current levels and are typically replacement items due to the normal wear and tear of its properties and equipment as a result of use and age. Capital expenditures for the nine months ended September 30, 2010 were $24.3 million lower than the prior year period.

In addition to capital expenditures, during the nine months ended September 30, 2010, Station paid approximately $14.1 million in reimbursable advances for its Native American development projects (see “Item 1. Business—Future Development—Native American Development”) and paid approximately $3.2 million in equity contributions to joint ventures. During the same period in 2009, advances for Native American development costs were $11.8 million and equity contributions to joint ventures were $21.2 million. During the nine months ended September 30, 2010, Station paid $2.3 million in principal payments on its debt, including $1.9 million in quarterly payments on the Term Loan and $0.4 million on other debt. During the nine months ended September 30, 2009, Station paid $1.9 million in principal payments on its debt.

Year Ended December 31, 2009

During the year ended December 31, 2009, cash flows used in operating activities were approximately $126.7 million, as compared to cash flows provided by operating activities of $51.2 million for the year ended December 31, 2008, reflecting a year over year decrease in cash flows from operations of $177.9 million. This decrease resulted primarily from a $152.5 million increase in Station’s operating loss, net of noncash items and reorganization costs, an increase in restricted cash of $145.4 million, and cash used for reorganization items of $59.8 million, partially offset by a decrease of $190.8 million in cash paid for interest. The weakening Las Vegas and United States economies, the decline in real estate values, the credit crisis, increased unemployment and a decrease in consumer confidence levels adversely affected Station’s net revenues and operating margin, and these trends are expected to continue to affect Station’s net revenue levels in 2010. In addition, Station’s estimated future cash flows have been impacted by these same factors, resulting in the significant asset impairment charges recorded in the years ended December 31, 2009 and 2008. The increase in Station’s restricted cash requirements for the year ended December 31, 2009 is due primarily to additional collateral required for its treasury management function, restrictions placed on cash by the lenders of the CMBS Loans and restrictions placed on cash by the Bankruptcy Court. Cash used in investing activities during the year ended December 31, 2009 decreased by $134.0 million compared to 2008 primarily as a result of a $107.5 million decrease in capital expenditures due to the economic slowdown and a decrease in cash contributions to joint ventures of $33.4 million. Cash paid for interest during the year ended December 31, 2009 decreased by $190.8 million compared to the year ended December 31, 2008 primarily as a result of Station’s election not to make the scheduled interest payments on its senior and senior subordinated notes and a portion of the CMBS loans in 2009 as described above.

At December 31, 2009, Station had no borrowing availability under the Revolver but had $25.3 million of availability under the DIP Credit Agreement. In addition, subsequent to December 31, 2009, the DIP Credit Agreement facility was increased to $185 million. At December 31, 2009 Station had $185.2 million in cash and cash equivalents, of which approximately $81.5 million is in its casino cages, or cashier stations, to be used for the day-to-day operations of Station’s properties and the remaining $103.7 million is to be used for general corporate purposes.

During the year ended December 31, 2009, total capital expenditures were approximately $64.6 million for maintenance capital expenditures and various other projects. Capital expenditures for the year ended December 31, 2009 were $107.5 million lower than the prior year capital expenditures of $172.1 million due to reduced capital spending in 2009 in response to current market conditions.

In addition to capital expenditures, during the year ended December 31, 2009, Station paid approximately $19.3 million in advances for its Native American development projects and paid approximately $24.3 million in cash equity contributions to joint ventures. During the year ended December 31, 2008, advances for Native American development costs were $14.9 million and equity contributions to joint ventures were $46.9 million.

Year Ending December 31, 2010

Station’s primary cash requirements for the remainder of 2010 are expected to include (i) approximately $10.0 million to $15.0 million for maintenance and other capital expenditures, (ii) payments related to its existing and potential Native American projects, and (iii) expenses related to the Chapter 11 Case. Station’s liquidity and capital resources for 2010 are expected to be significantly affected by the filing of the Chapter 11 Case and completion of the restructuring of its indebtedness. At this time it is not possible to predict with certainty the effect the Chapter 11 Case and a restructuring will have on Station’s business or various creditors, or the timing or cost of completing such a restructuring. Station’s future results depend upon successfully implementing, on a timely basis, a restructuring of its indebtedness. Station’s operations and relationships with customers, employees, regulators, vendors and agents may be adversely affected by the filing of the Chapter 11 Case. As a result of the filing of the Chapter 11 Case, Station expects to incur, among other things, increased costs for professional fees and similar expenses. In addition, the filing may make it more difficult to retain and attract management and other key personnel and requires senior management to spend a significant amount of time and effort dealing with the financial reorganization instead of focusing on the operations of Station’s business.

Station’s cash flows may be affected by a variety of factors, many of which are outside its control, including regulatory issues, competition, financial markets and other general business conditions. Station cannot assure you that it possesses sufficient income and liquidity to meet all of its liquidity requirements and other obligations. Although Station believes that cash flows from operations and borrowings under its Past Revolving Loan will be adequate to meet its financial and operating obligations in 2010, the results for future periods are subject to numerous uncertainties. Station may encounter liquidity problems, which could affect Station’s ability to meet its obligations while attempting to meet competitive pressures or adverse economic conditions.

Off Balance Sheet Arrangements

As of December 31, 2009, Station had certain off-balance sheet arrangements that affect its financial condition, liquidity and results of operations, including interest rate swaps with a combined notional amount of $250 million.

The following table summarizes Station’s contractual obligations and commitments as of December 31, 2009 (amounts in thousands):

	Contractual obligations
	Long-term debt (a)	Operating leases (b)	Other long-term obligations (c)	Total contractual cash obligations
Payments due by year
2010	$6,431,882	$9,491	$17,170	$6,458,543
2011	313,443	9,460	125	323,028
2012	247,943	9,461	100	257,504
2013	154,718	9,372	200	164,290
2014	117,560	9,354	—	126,914
Thereafter	334,411	430,532	—	764,943
Total	$7,599,957	$477,670	$17,595	$8,095,222

(a)                                  Includes interest related to interest rate swaps that have not been terminated which has been estimated based on the notional amount and net interest spread as of December 31, 2009. Interest related to the long-term debt of the Debtors, including the $250 million term loan (the “Term Loan”) entered into by Station, as borrower, in connection with the Merger, Revolver, CMBS Loans, Senior and Senior Subordinated Notes and Land Loan is estimated based on the outstanding balance and interest rate as of July 27, 2009 immediately preceding the petition date of the Chapter 11 Case. Interest related to the Land Loan is estimated based on the outstanding balance and interest rate as of December 31, 2009. The total amount of termination payments due on swaps that were terminated early is included in 2010. See Notes 11 and 12 to the Station Casinos Inc. Audited Consolidated Financial Statements in this Registration Statement for additional information related to long-term debt and derivative instruments, respectively.

(b)                                 See Note 13 to the Station Casinos Inc. Audited Consolidated Financial Statements in this Registration Statement.

(c)                                  Other long-term obligations are comprised of employment contracts, long-term stay-on agreements and slot conversion purchases.

As further discussed in Note 21 to the Station Casinos Inc. Audited Consolidated Financial Statements in this Registration Statement, on January 1, 2007 Station adopted the provisions of the accounting guidance for uncertainty in income taxes. Station had $10.3 million of unrecognized tax benefits as of December 31, 2009.  Due to the inherent uncertainty of the underlying tax positions, it is not possible to assign the liability as of December 31, 2009 to any particular years in the table.

Inflation

Station does not believe that inflation has had a significant impact on its revenues, results of operations or cash flows in the last three fiscal years.

Critical Accounting Policies

Significant Accounting Policies and Estimates

Critical accounting policies and estimates are those that are both important to the presentation of our or Station’s financial condition and results of operations and require management to apply significant judgment in determining the estimates and assumptions for calculating estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us or Station to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We will evaluate our estimates on an ongoing basis. We will base our estimates on historical experience, information that is currently available to us and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates. Station believes the following critical accounting policies affect the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Slot Club Programs

Station’s Boarding Pass and Amigo Club player rewards programs (the “Programs”) allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary slot play, food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentary slot play, food, beverage, rooms, entertainment and merchandise under the Programs is recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses on Station’s consolidated statements of operations.

Under the Programs, customers are able to accumulate points over time that they may redeem at their discretion under the terms of the Programs. The estimated cost to provide points is expensed as the points are earned and is included in casino costs and expenses in Station’s consolidated statements of operations. To arrive at the estimated cost associated with outstanding points under the Programs, various estimates and assumptions are made regarding incremental costs of the benefits, historical breakage/forfeiture rates and an estimate of the mix of goods and services Station believes, based on past customer redemption patterns, will be redeemed.

Self-Insurance Reserves

Station is currently self-insured up to certain amounts for workers’ compensation and general liability costs. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not reported. Effective July 1, 2008, Station was no longer self-insured for medical costs. In estimating these accruals, Station evaluated historical loss experience and made judgments about the expected levels of costs per claim. Station believes changes in medical costs, trends in claims of its employee base, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Station continually monitors changes in employee demographics, incident and claim type and evaluates its insurance accruals and adjusts the accruals based on the evaluation of these qualitative data points.

Derivative Instruments

From time to time Station enters into derivative instruments, typically in the form of interest rate swaps, in order to manage interest rate risks associated with current and future borrowings. Station has adopted the accounting guidance for derivative instruments and hedging activities, as amended, to account for its interest rate swaps. The accounting guidance requires Station to recognize its derivative instruments as either assets or liabilities in Station’s consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of the derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Additionally, the difference between amounts received and paid under such agreements as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion is recorded in the consolidated statement of operations. Derivative instruments that are designated as a fair value hedge and qualify for the “shortcut” method under the relevant accounting guidance are allowed an assumption of no ineffectiveness. As such, there is no impact on the consolidated statement of operations from the changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on Station’s consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt. For those derivative instruments that are not designated as hedges for accounting purposes, the change in fair value is recorded in the consolidated statement of operations in the period of change.

Fluctuations in interest rates can cause the fair value of derivative instruments to change each reporting period. While Station attempts to predict such movements in interest rates and the impact on derivative instruments, such estimates are subject to a large degree of variability which could have a significant impact on Station’s consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

Station must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Station classifies items as maintenance capital to differentiate replacement type capital expenditures such as a new slot machine from investment type capital expenditures to drive future growth such as an expansion of an existing property. In contrast to normal repair and maintenance costs that are expensed when incurred, items Station classifies as maintenance capital are expenditures necessary to keep its existing properties at their current levels and are typically replacement items due to the normal wear and tear of its properties and equipment as a result of use and age. Depreciation expense is highly dependent on the assumptions Station makes about its assets’ estimated useful lives. Station determines the estimated useful lives based on experience with similar assets, engineering studies and estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, Station accounts for the change prospectively.

Station evaluates its property and equipment and other long-lived assets for impairment in accordance with the authoritative guidance for accounting for the impairment or disposal of long-lived assets. For assets to be disposed of, Station recognizes the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, Station reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, Station compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment loss is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model or market comparables, when available.

Goodwill and Other Intangible Assets

In accordance with the accounting guidance for goodwill and other intangible assets, Station annually tests its goodwill and indefinite-lived intangible assets for impairment, and in certain situations Station tests for impairment between those annual dates. If the carrying value of the assets exceeds the fair value, then impairment is measured based on the difference between the calculated fair value and the carrying value.

Inherent in the reviews of the carrying amounts of the above assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from estimates. If Station’s ongoing estimates of future cash flows are not met, Station may have to record additional impairment charges in future accounting periods. Station’s estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where it conducts operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to the properties. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

Income Taxes

Station is subject to income taxes in the United States and files a consolidated federal income tax return. Station accounts for income taxes in accordance with the guidance for accounting for income taxes. That guidance requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry-forwards and certain temporary differences.

Effective January 1, 2007, Station adopted the authoritative accounting guidance for accounting for uncertainty in income taxes. The accounting guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the authoritative guidance for accounting for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Station’s income tax returns are subject to examination by tax authorities. Station regularly assesses the potential outcome of these examinations in determining the adequacy of the provision for income taxes and the income tax liabilities. To determine necessary reserves, Station must make assumptions and judgments about potential actions by taxing authorities, partially based on past experiences. The estimate of the potential outcome for any uncertain tax issue is highly judgmental, and Station believes that they have adequately provided for any reasonable and foreseeable outcomes relating to uncertain tax matters. When actual results of tax examinations differ from estimates or when potential actions are settled differently than expected, Station adjusts the income tax provision and the tax reserves in the current period. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Fresh-Start Reporting

Upon consummation of the Plan, the accounting for Station’s assets and liabilities, as reported in the subsequent financial statements of the Company, may materially change. As of the Effective Date, we anticipate that the Company, will be required to adopt fresh-start reporting in accordance with ASC 852-10-15.  Under fresh-start reporting, a new reporting entity is deemed created, and generally all assets and liabilities are revalued to their fair values. Certain of these values may differ materially from the values recorded on Station’s condensed consolidated balance sheet as of September 30, 2010 included elsewhere in this Registration Statement. Additionally, the Company’s results of operations after the application of fresh-start reporting will not be comparable to Station’s results of operations for previous periods. The Company may also choose to make other changes in accounting policies and practices as of or after the Effective Date. For all of these reasons, the Company’s consolidated financial statements for periods subsequent to the Effective Date will not be comparable with Station’s prior periods.

Recently Issued Accounting Standards

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU updates ASC Topic 350, Intangibles—Goodwill and Other, to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this new guidance is not expected to have a material impact on Station’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition, a consensus of the FASB Emerging Issues Task Force. The amendments in this Update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize the consideration that is contingent upon the achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, and early adoption is permitted. The adoption of this new guidance did not have a material impact on Station’s consolidated financial statements.

A variety of proposed or otherwise potential accounting guidance is currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed accounting guidance, Station has not yet determined the effect, if any, that the implementation of such proposed accounting guidance would have on its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk will be interest rate risk associated with our long-term debt that is expected to bear interest based on floating rates. The interest on the Propco Credit Agreement, Opco Credit Agreement and Restructured Land Loan, each to be entered into on the Effective Date, is expected to be based on a the LIBOR rate or base rate (both of which are floating) plus a stated amount.  (See Item 2.  Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operation — Station Casinos LLC — Liquidity and Capital Resources).

Based upon assumed borrowings of $1.7 billion outstanding under our Propco Credit Agreement, a hypothetical 100 basis point (1%) change in interest rates would result in an annual interest expense change of up to approximately $17.0 million.   Based upon assumed borrowings of $460.7 million outstanding under our Opco Credit Agreement, a hypothetical 100 basis point (1%) change in interest rates would result in an annual interest expense change of up to approximately $4.6 million.  Based upon assumed borrowings of $268.0 million outstanding under the Restructured Land Loan, a hypothetical 100 basis point (1%) change in interest rates would result in an annual interest expense change of up to approximately $2.7 million.

ITEM 3.  PROPERTIES.

The Company does not currently own any property; however, upon the Effective Date, we expect to acquire from Station all of the casino properties and the land that it owns or leases, other than the Wild Wild West unless the property lease is renegotiated.  We are currently in negotiations regarding the terms of the Wild Wild West property lease, however, the Company can provide no assurance that it will be able to reach an agreement with the lessor.

Following the Effective Date, substantially all of the property that we will own or lease will be subject to liens to secure borrowings under the Propco Credit Agreement, Opco Credit Agreement and Restructured Land Loan.

Palace Station, which Station opened in 1976 and completed a series of expansions through 1991, is situated on approximately 30 acres that Station owns located on the west side of Las Vegas, Nevada.

Boulder Station, which Station opened in 1994 and was expanded in 1995, is situated on approximately 54 acres located on the east side of Las Vegas, Nevada. Station owns 27 acres and leases the remaining 27 acres from KB Enterprises, a company owned by the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust (the “Related Lessor”). Frank J. Fertitta, Jr. and Victoria K. Fertitta are the parents of Frank J. Fertitta III, Chairman, Chief Executive Officer and President of Station and Lorenzo J. Fertitta, Vice Chairman of Station. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $222,933 through May 2018. In June 2013, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. In June 2018, and every ten years thereafter, the rent will be adjusted by a cost of living factor. Pursuant to the ground lease, we will have an option, exercisable at five-year intervals with the next option in June 2013, to purchase the land at fair market value. We believe that the terms of the ground lease are as fair to us as could be obtained from an independent third party.

                Texas Station, which Station opened in 1995 and completed two master planned expansions through 2000, is situated on approximately 47 acres located in North Las Vegas, Nevada. Station leases this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. The lease has a maximum term of

65 years, ending in July 2060. The lease provides for monthly rental payments of $337,417 through June 2020. In July 2020, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In July 2015, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, we will have an option, exercisable at five-year intervals with the next option in May 2015, to purchase the land at fair market value. We believe that the terms of the ground lease are as fair to us as could be obtained from an independent third party.

Sunset Station, which Station opened in 1997 and completed two expansions through 2005, is situated on approximately 82 acres that Station owns located in Henderson, Nevada.

Santa Fe Station, which Station purchased in 2000 and completed three master-planned expansions though 2007, is situated on approximately 39 acres that Station owns located on the northwest side of Las Vegas, Nevada.

Red Rock, which Station opened in 2006 and completed two master-planned expansions through 2007, is situated on approximately 64 acres that Station owns located on the northwest side of Las Vegas, Nevada.

Fiesta Rancho, which Station purchased in 2001 and was expanded in 2004, is situated on approximately 25 acres that Station owns in North Las Vegas, Nevada.

Fiesta Henderson, which Station purchased in 2001 and completed two master-planned expansions through 2007, is situated on approximately 46 acres that Station owns in Henderson, Nevada.

Station also has acquired or is under contract to acquire approximately 106 acres of land on which Wild Wild West is located and the surrounding area, of which approximately 77 acres have been acquired as of September 30, 2010. In December 2008, Station amended the lease and purchase agreement for the 19-acre parcel of land on which the Wild Wild West is located. Station purchased the Wild Wild West in 1998. Under the amended agreement, Station has an option to purchase the land on or before December 28, 2011 for a purchase price of $36 million. The amended lease also includes options to purchase the land in July 2023, 2044 and 2065 for a purchase price equal to fair market value as of July 2022, 2043 and 2064, respectively. Station expects to reject the lease of the Wild Wild West facility.  Unless a renegotiated lease is entered into, we do not plan to acquire this facility from Station. We are currently in negotiations regarding the terms of the Wild Wild West property lease, however, the Company can provide no assurance that it will be able to reach an agreement with the lessor.

Wildfire Rancho, which Station purchased in 2003, is situated on approximately five acres that Station owns in Las Vegas, Nevada.

Wildfire Boulder, which Station purchased in 2004, is situated on approximately two acres that Station owns in Henderson, Nevada.

Gold Rush, which Station purchased in 2004, is situated on approximately one acre that Station owns in Henderson, Nevada.

Lake Mead Casino, which Station purchased in 2006, is situated on approximately three acres in Henderson, Nevada.

Barley’s, The Greens and Wildfire Lanes, each located in Henderson, Nevada, lease the land and buildings used in their operations. Station opened Barley’s in 1996 and purchased The Greens in 2005 and Wildfire Lanes in 2007.

In November 2007, Station entered into a financing transaction with respect to its corporate office building with a third-party real estate investment firm pursuant to which Station sold the corporate office building for approximately $70 million and subsequently entered into a lease with the purchaser for an initial period of 20 years with four options to extend the lease, each option for an extension of five years.  Such arrangements are generally referred to as “sale-leaseback” transactions.  An event of default under the lease for the corporate office building occurred on October 26, 2009 as a result of the Chapter 11 Case not being dismissed within 90 days following the filing thereof, entitling the landlord to exercise its remedies thereunder, including, among other things, termination of the lease and acceleration of contractual rents. Station and the landlord subsequently amended the lease to reduce the basic annual rent during the initial term of the lease commencing with the rent period that begins on September 1, 2010, and the amended lease was approved by the Bankruptcy Court.  In the first four years of the remaining  initial  term of the  lease, following the effective date of the  lease amendment, the basic annual rent will be reduced as follows:  (a) in lease year 4 (the 12 month period commencing on September 1, 2010) the basic annual rent will be reduced from $5.4 million to $2.9 million; (b) in lease year 5 the basic annual rent will be reduced from $5.5 million to $2.9 million; (c) in lease year 6 the basic annual rent will be reduced from $5.6 million to $3.1 million; and (d) in lease year 7 the basic annual rent will be reduced from $5.6 million to $3.2 million.  In lease years 8 through year 20, the basic annual rent will be increased by an amount equal to the greater of 1.25% of the prior lease year basic annual rent or (ii) the percentage increase in the CPI over the lease year immediately preceding the applicable lease year in question, provided, however, that in no event shall such percentage be greater than 2% of the prior lease year basic annual rent. The lease also contains two options for Station to repurchase the corporate office building, one option at the end of the fifth year of the lease term and a second option at the end of the tenth year of the lease term, which is considered continuing involvement under the authoritative guidance for accounting for sale-leaseback transactions involving real estate. Because of this continuing involvement, the corporate office lease is being accounted for as a financing transaction, with the sales proceeds recorded as a liability and the lease payments recorded as interest expense. In addition, the corporate office building is included within property and equipment, net of depreciation, on

Station’s consolidated balance sheets.  In September 2010, this lease was amended to reduce the annual lease payments by approximately 46%.  The lease payments during the first twelve months of the amended lease total approximately $2.9 million and will increase by approximately 1.25% annually to approximately $3.8 million in the final year of the original term.  The amendment did not change the terms of the two options to repurchase the building.  The amended lease was assumed by the Company with the authorization of the Bankruptcy Court.

Station currently owns or leases eight additional sites which have been acquired for potential gaming projects, consisting of approximately 265 acres in the Las Vegas valley, 1,321 acres in Northern California (including 254 acres that were taken into trust for the FIGR on October 1, 2010) and 200 acres in Reno, Nevada.  We expect to acquire these sites on the Effective Date.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Company was formed to acquire and operate the Propco Properties and the Opco Assets.  The Company will have two classes of Units: Voting Units and Non-Voting Units.  As of the date hereof, we have not issued any Units.  Upon consummation of the Plan, we intend to issue 100 Voting Units representing 100% of our outstanding Voting Units to Station Voteco and 100 Non-Voting Units representing 100% of our outstanding Non-Voting Units to Station Holdco.

Name and Address of Beneficial Owner	Voting Units	% of Voting Units	Non-Voting Units	% of Non- Voting Units
Station Voteco LLC (a)	100	100	—	—
Station Holdco LLC (b)	—	—	100	100
Named Executive Officers and Managers as a Group (c)	100	100	85	85

(a)                              Station Voteco is expected, subject to the receipt of required approvals of gaming regulatory authorities, to be owned by (i) Frank J. Fertitta III, our Chief Executive Officer and President, (ii) Lorenzo J. Fertitta, (iii) Robert A. Cashell Jr., who is expected to be designated as a member of Station Voteco by German American Capital Corporation, and (iv) Stephen J. Greathouse, who is expected to be designated as a member of Station Voteco by JPMorgan Chase Bank, N.A.  Each of the anticipated members of Station Voteco is also expected to be a member of our Board of Managers.  An entity owned by Frank J. Fertitta III and Lorenzo J. Fertitta is expected to collectively own 49.9%, and each of Messrs. Cashell and Greathouse are expected to own 31.35% and 18.75% respectively, of the voting equity interests in Station Voteco and, as a result, may be deemed to be beneficial owners of our Voting Units.  The address of Station Voteco LLC is 10801 West Charleston Blvd., Suite 600, Las Vegas, Nevada 89135.

(b)                             The equity interests of Station Holdco are expected to be owned by (i) FI Station Investor, (ii) designees of German American Capital Corporation, one of the Mortgage Lenders and an indirect wholly owned subsidiary of Deutsche Bank AG, (iii) designees of JPMorgan Chase Bank, N.A., one of the Mortgage Lenders and (iv) the Opco Unsecured Creditors.  It is anticipated that FI Station Investor will own approximately 45% of the membership interests of Station Holdco, German American Capital Corporation will own approximately 25% of the membership interests of Station Holdco, JPMorgan Chase Bank, N.A. will own approximately 15% of the membership interests of Station Holdco and the Opco Unsecured Creditors will own 15% of the membership interests of Station Holdco. In addition, these percentages may be adjusted if JPMorgan Chase Bank, N.A. sells certain equity interests in satisfaction of the CMBS Loans.  The address of Station Holdco and FI Station Investor is 10801 West Charleston Blvd., Suite 600, Las Vegas, Nevada 89135.   The address of German American Capital Corporation is 60 Wall Street, New York, NY.  The address of JPMorgan Chase Bank, N.A. is 383 Madison Street, New York, NY 10179.

(c)                              Named executive offices and managers as a group consist of four persons for Voting Units and four persons for Non-Voting Units.

The reported ownership of the named executive officers and managers is approximate and is subject to change to the extent that changes are made in the Plan or the related agreements implementing the Plan.

ITEM 5.  MANAGERS AND EXECUTIVE OFFICERS.

Pursuant to the terms of the Equityholders Agreement, our Board of Managers is expected to consist of up to eight members designated as follows: (i) FI Station Investor and certain of its affiliates are expected to have the right to designate up to three individuals to serve on the Board of Managers; (ii) the Mortgage Lenders are expected to have the right to designate up to three individuals to serve on the Board of Managers; and (iii) FI Station Investor and certain of its affiliates are expected to have the right to designate up to two individuals that qualify as “independent” based upon the listing standards of the New York Stock Exchange to serve as managers, subject to the approval of the Mortgage Lenders.

Set forth below are the names, ages, positions and biographical information of the individuals that we expect will be our managers and executive officers.  Additional members of the Board of Managers are expected to be designated prior to the Effective Date pursuant to the terms of the Equityholders Agreement.

Name	Age	Position
Frank J. Fertitta III (*)	48	Manager, Chief Executive Officer and President
Marc J. Falcone	37	Executive Vice President and Chief Financial Officer
Thomas M. Friel	47	Executive Vice President, Chief Accounting Officer and Treasurer
Richard J. Haskins	47	Executive Vice President, General Counsel and Secretary
Kevin L. Kelley (**)	53	Executive Vice President and Chief Operating Officer
Scott M Nielson	53	Executive Vice President and Chief Development Officer
Lorenzo J. Fertitta (*)	42	Manager
Robert A. Cashell, Jr.	45	Manager
Stephen J. Greathouse	59	Manager
James E. Nave, D.V.M	66	Manager
Robert E. Lewis.	65	Manager

(*)                                 Frank J. Fertitta III and Lorenzo J. Fertitta are brothers.

(**)                          Kevin L. Kelley is Frank J. Fertitta III’s brother-in-law.

Set forth below is a description of the backgrounds, including business experience, for each of our managers and executive officers.

Frank J. Fertitta III.  On the Effective Date, Mr. Fertitta will become a member of the Board of Managers, Chief Executive Offer and President of the Company.  Mr. Fertitta served as Chairman of the Board of STN since February 1993, Chief Executive Officer since July 1992 and President since July 2008, in each case through the Petition Date and during the pendency of the Chapter 11 Case.  Mr. Fertitta also served as President of STN from 1989 until July 2000. He has held senior management positions since 1985, when he was named General Manager of Palace Station. He was elected a director of STN in 1986, at which time he was also appointed Executive Vice President and Chief Operating Officer. Mr. Fertitta is a co-owner of Zuffa, LLC which is the parent company of the Ultimate Fighting Championship, a martial arts promotion organization.  The Company believes that Mr. Fertitta’s experience and business expertise in the gaming industry, as well as his position as a principal equityholder of the Company, give him the qualifications and skills to serve as a Manager.

Marc J. Falcone.  On the Effective Date, Mr. Falcone will become Executive Vice President and Chief Financial Officer of the Company and a Senior Vice President of each subsidiary of the Company.  Mr. Falcone has served as Chief Financial Officer of Fertitta Entertainment since November 2010.  From June 2008 to October 2010, Mr. Falcone worked at Goldman Sachs with responsibilities including restructuring focused on the hospitality and gaming sectors under that firm’s Whitehall division. From May 2006 to June 2008 Mr. Falcone was a senior analyst at Magnetar Capital, LLC (an alternative asset management firm), covering the gaming, lodging, leisure, REIT and airline industries.  From May 2002 to June 2006, Mr. Falcone was a Managing Director for Deutsche Bank Securities Inc. covering gaming, lodging and leisure companies and was recognized as one of the industry’s top analysts.  Prior to joining Deutsche Bank Securities Inc., Mr. Falcone worked for Bear Stearns & Co., also covering the gaming, lodging, and leisure industries.  Mr. Falcone has contributed to several major industry publications, appeared on CNBC and CNN, and has been quoted in several major newspapers, magazines, and financial publications worldwide, including the Wall Street Journal, New York Times, Financial Times, USA Today, Fortune, Forbes, Time, Newsweek and Business Week.  Mr. Falcone holds a bachelor’s degree from Cornell University’s School of Hotel Administration.

Thomas M. Friel.  On the Effective Date, Mr. Friel will become Executive Vice President, Chief Accounting Officer and Treasurer of the Company and a Senior Vice President and Treasurer of each subsidiary of the Company.

Mr. Friel served as Executive Vice President, Chief Accounting Officer and Treasurer of STN since March 2007, in each case through the Petition Date and during the pendency of the Chapter 11 Case. He served as Vice President of Finance and Corporate Controller of STN from July 1999 to March 2007. Mr. Friel is a Certified Public Accountant. He is a member of the Board of Directors of Big Brothers and Big Sisters of Southern Nevada.

Richard J. Haskins.  On the Effective Date, Mr. Haskins will become Executive Vice President, General Counsel and Secretary of the Company and Senior Vice President and Secretary of each subsidiary of the Company.  Mr. Haskins served as Executive Vice President and Secretary of STN from July 2004 and served as General Counsel of STN from April 2002, in each case through the Petition Date and during the pendency of the Chapter 11 Case.  He previously served as Assistant Secretary of STN from September 2003 to July 2004, as Vice President and Associate General Counsel of STN from November 1998 to March 2002 and as General Counsel of Midwest Operations of STN from November 1995 to October 1998. Mr. Haskins is a member of the American Bar Association, Kansas Bar Association, Missouri Bar Association and Nevada Bar Association.

Kevin L. Kelley.  On the Effective Date, Mr. Kelley will become Executive Vice President and Chief Operating Officer of the Company and President of each subsidiary of the Company.  Mr. Kelley served as Executive Vice President and Chief Operating Officer of STN from January 7, 2008 through the Petition Date and during the pendency of the Chapter 11 Case. From June 2006 to January 2008, he was employed as Senior Vice President for Las Vegas Sands Corp. From January 2003 to May 2006, he served as President and Chief Operating Officer of Hard Rock Hotel, Inc. Prior to joining Hard Rock Hotel, Inc., Mr. Kelley served at STN in various capacities from August 1993 to January 2003, most recently as President of Westside Operations, where he oversaw all operations of STN’s five west-side properties.

Scott M Nielson.  On the Effective Date, Mr. Nielson will become Executive Vice President and Chief Development Officer of the Company and Senior Vice President of each subsidiary of the Company.  Mr. Nielson served as Chief Development Officer of STN from July 2004 and as an Executive Vice President of STN since June 1994, in each case through the Petition Date and through the pendency of the Chapter 11 Case.  He served as Chief Legal Officer of STN from March 2002 to July 2004 and General Counsel of STN from 1991 to March 2002.  From 1992 to July 2004, he served as Secretary of STN. From 1991 through June 1994, he served as Vice President of STN. From 1986 to 1991, Mr. Nielson was in private legal practice as a partner in the Las Vegas firm of Schreck, Jones, Bernhard, Woloson & Godfrey (now Brownstein Hyatt Farber Schreck, LLP), where he specialized in gaming law and land use planning and zoning. Mr. Nielson is a member of the American Bar Association, the Nevada Bar Association and the International Association of Gaming Attorneys.

Lorenzo J. Fertitta.  On the Effective Date, Mr. Fertitta will become a manager of the Board of Managers of the Company. Mr. Fertitta served as Vice Chairman of the Board of STN since December 2003 and served as a director since 1991, in each case through the Petition Date and the pendency of the Chapter 11 Case. Mr. Fertitta also served as President of STN from July 2000 until June 30, 2008. Mr. Fertitta is a co-owner of Zuffa, LLC which is the parent company of the Ultimate Fighting Championship and has served as its chairman and chief executive officer since June 2008. From 1991 to 1993, he served as Vice President of STN. Mr. Fertitta served as President and Chief Executive Officer of Fertitta Enterprises, Inc. from June 1993 to July 2000, where he was responsible for managing an investment portfolio consisting of marketable securities and real property. Mr. Fertitta served as a member of the Board of Directors of the Nevada Resort Association from 2001 to 2008. Mr. Fertitta served as a director of the American Gaming Association from December 2005 to May 2008 and as a commissioner on the Nevada State Athletic Commission from November 1996 until July 2000. The Company believes that Mr. Fertitta’s experience and business expertise in the gaming industry, as well as his position as a principal equityholder of the Company, give him the qualifications and skills to serve as a Manager.

Robert A. Cashell, Jr.  On the Effective Date, Mr. Cashell will become a manager of the Board of Managers of the Company.  Mr. Cashell has been involved in the gaming industry for over 25 years, beginning as a management trainee in 1979 at the Boomtown Hotel & Casino in Northern Nevada.  From 1991 to 1998, Mr. Cashell served as General Manager of the Horseshoe Club in Reno, Nevada.  Since 1995, Mr. Cashell has also served as President of Northpointe Sierra, Inc. (formerly Cashell Enterprises, Inc.), which owns and operates the casinos at the Alamo Casino-Mill City and Alamo Travel Center, each in Northern Nevada.  Since 2001, Mr. Cashell has owned and served as President and Director of Topaz Lodge and Casino in Gardnerville, Nevada.  Between 2003 and 2006, Mr. Cashell managed, through Cashell Enterprises, Inc., Sturgeon’s Casino in Northern Nevada for the owners.  Similarly, in 2007, Mr. Cashell, through RAC II, LLC, leased and operated the Fitzgerald’s Hotel and Casino in Reno, Nevada for a landlord group.  From 2000, Mr. Cashell has served as the Chairman of Heritage Bank of Nevada.  From April to October, 2006, Mr. Cashell served as President and Chief Operating Officer of Berry Hinckley Industries in Reno, Nevada.  Mr. Cashell received B.A. in Communications from Pepperdine University.  The Company believes that Mr. Cashell’s experience and business experience in the gaming industry give him the qualifications and skills to serve as a Manager.

Stephen J. Greathouse. On the Effective Date, Mr. Greathouse will become a manager of the Board of Managers of the Company. Mr. Greathouse has been involved in the Las Vegas hotel and gaming industry for more than 30 years, and from 1997 to 2005, he served as Senior Vice President of Operations for the Mandalay Resort Group. Prior to his time at Mandalay Resort Group, in 1997, Mr. Greathouse served as President of Boardwalk Hotel & Casino, Las Vegas, and from 1994 to 1997, he served as Chief Executive Officer and Chairman of the Board of Alliance Gaming Corporation, (renamed “Bally Technologies, Inc.” in 2006). Prior to his time at Bally Technologies, Inc., Mr. Greathouse spent 16 years with Harrah’s Entertainment, starting as a Race & Sports Book Manager in Reno and working his way up to President, Casino-Hotel Division.  Mr. Greathouse has been a director of Multimedia Games, Inc., a company which designs, manufactures and supplies innovative standalone and networked gaming systems, since April 2009.  Mr. Greathouse previously served as a Commissioner for the Spending and Government Efficiency Commission (SAGE Commission), a privately funded, bi-partisan panel created to review state government operations that fall under the Executive Branch and to provide the Governor of Nevada with recommendations for streamlining operations, improving customer service, and maximizing the use of taxpayer dollars. Mr. Greathouse received a B.S. in Business Administration from the University of Missouri-Columbia.  The Company believes that Mr. Greathouse’s experience and business expertise in the gaming industry give him the qualifications and skills to serve as a Manager.

James E. Nave, D.V.M.  Dr. Nave was appointed to the Board of Directors of Station on December 19, 2007. Dr. Nave had served as a director of Station from March 2001 until November 7, 2007 at which time he voluntarily resigned from the Board of Directors upon the consummation of the Merger. During that period, he was the Chairman of the Audit Committee and served on the Governance and Compensation Committee. He is currently a member of the Audit Committee of Station. Dr. Nave has been an owner of the Tropicana Animal Hospital since 1974 and has been the owner and manager of multiple veterinary hospitals since 1976. Dr. Nave has also served on the Board of Directors of Bank West of Nevada since 1994, where he also serves as Chairman of the Site Committee. Dr. Nave has served on the Board of Directors of Western Alliance Bancorporation since 2003, where he also serves as a member of the Audit and Compensation Committees. Dr. Nave is also the Director of International Affairs for the American Veterinary Medical Association and was the Chairperson of the National Commission for Veterinary Economics Issues from 2001 through July 2007. In addition, Dr. Nave is a member of the Nevada Veterinary Medical Association, the Western Veterinary Conference and the American Veterinary Medical Association. He is also a member of the Clark County Veterinary Medical Association, the National Academy of Practitioners and the American Animal Hospital Association. Dr. Nave was a member of the University of Missouri, College of Veterinary Medicine Development Committee from 1984 to 1992. He was also a member of the Nevada State Athletic Commission from 1988 to 1999 and served as its chairman from 1989 to 1992 and from 1994 to 1996. The Company believes that Dr. Nave’s financial and business expertise, including his diversified background of managing and directing a variety of public and private organizations, give him the qualifications and skills to serve as a Manager.

Robert E. Lewis.  Mr. Lewis served as a director of Station from May 2004 until November 7, 2007 at which time he voluntarily resigned from the Board of Directors upon the consummation of the Merger.  While a Director of Station, he served on the Audit and Governance and Compensation Committees. Mr. Lewis has served as president of the Nevada Division of Lewis Operating Corp., a builder and owner of rental communities, shopping centers, office buildings and industrial parks of distinction, since December 1999. Mr. Lewis became the president of the Nevada Region of Kaufman and Broad Home Corporation upon the merger of Lewis Homes Management Corp. and Kaufman and Broad Home Corporation in January 1999. He served in that capacity until December 1999. Prior to the merger, Mr. Lewis ran the Nevada operations of the Lewis Homes group of companies and its affiliates for 25 years. He has served as a director for the National Association of Home Builders and as a director and President of the Southern Nevada Home Builders Association from 1987 to 1988. Mr. Lewis is also on the Executive Committee and served as Secretary from 1995 to 1997 and Legislative Chairman for the Nevada Development Authority since 1993, He served as the Chairman of the Las Vegas District Council of the Urban Land Institute from 2002 to 2005 and served on the Clark County Community Growth Task Force from 2004 to 2005 The Company believes that Mr. Lewis’s experience and business expertise give him the qualifications and skills to serve as a Manager.

ITEM 6.  EXECUTIVE COMPENSATION.

The Board of Managers will have the authority to appoint officers and fix their compensation in accordance with the terms of the Equityholders Agreement.  We currently pay no compensation to the individuals expected to comprise our Board of Managers or to our executive officers.  Following the Effective Date, our executive officers will receive compensation from Fertitta Entertainment or the Company.  The compensation payable to our executive officers following the Effective Date has not yet been determined. The Board of Managers does not yet have any committees.  Following the Effective Date, each member of the Board of Managers will receive annual compensation in the amount of $75,000.

ITEM 7.               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND MANAGER INDEPENDENCE.

Mortgage Lenders

Under the Plan, the Company expects to enter into the Propco Credit Agreement with German American Capital Corporation and JPMorgan Chase Bank, N.A.  As discussed in “Item 1.  Business — Restructuring Transactions” the Propco Credit Agreement will consist of $1.6 billion of term loans and a $100 million revolving credit facility, which revolving credit facility will increase to $150 million upon the prepayment of $50 million of outstanding principal amount under the term loan on the closing date thereof. In addition, it is expected that affiliates of the Mortgage Lenders will own 50.1% of the Voting Units and approximately 40% of the Non-Voting Units.  In addition, pursuant to the Equityholders Agreement the Mortgage Lenders will have the right to designate up to three individuals to serve on the Company’s Board of Managers.  The members of our Board of Managers that are designated by the Mortgage Lenders could be deemed to have a material direct or indirect interest in the Propco Credit Agreement by virtue of their relationship with the Mortgage Lenders.  For a further discussion of the Propco Credit Agreement see “Item 1.  Business — Restructuring Transactions”, “Item 1A.  Risk Factors — We expect to have significant indebtedness upon the Effective Date”, “Item 1A.  Risk Factors — Our indebtedness will impose restrictive financial and operating covenants that will limit our flexibility in operating our business” and “Item 2.  Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operation — Station Casinos LLC — Liquidity and Capital Resources — Propco Credit Agreement.”  For a further discussion of the Equityholders Agreement see “Item 2.  Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operation — Station Casinos LLC — Overview” and “Item 5.  Managers and Executive Officers.”

Fertitta Entertainment

Under the Plan, the Company will enter into management agreements with subsidiaries of Fertitta Entertainment, which will expire after 25 years, unless earlier terminated.  Fertitta Entertainment is owned by affiliates of Frank J. Fertitta III, our Chief Executive Officer, President and a member of our Board of Managers, and Lorenzo J. Fertitta, a member of our Board of Managers.  In addition, it is expected that affiliates of Fertitta Entertainment will own 49.9% of the Voting Units and approximately 45% of the Non-Voting Units.  Pursuant to the management agreements, affiliates of Fertitta Entertainment will manage and operate the Propco Properties and the Opco Assets and will receive a base management fee equal to two percent of the gross revenues attributable to the properties and an incentive management fee equal to five percent of earnings before interest, taxes depreciation and amortization (“EBITDA”) with respect to each fiscal year, to the extent such EBITDA is positive.

Boulder Station Lease

Station has entered into a ground lease for 27 acres of land on which Boulder Station is located which the Company will assume in the Restructuring Transactions. Station leases this land from KB Enterprises, a company owned by the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust (the “Related Lessor”). Frank J. Fertitta, Jr. and Victoria K. Fertitta are the parents of Frank J. Fertitta III and Lorenzo J. Fertitta. See “Item 3. Properties” for details on the Boulder Station lease.

Texas Station Lease

Station entered into a ground lease for 47 acres of land on which Texas Station is located which the Company will assume in the Restructuring Transactions. Station leases this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. See “Item 3. Properties” for details on the Texas Station lease.

Zuffa, LLC

Station has purchased tickets to events held by Zuffa, LLC (“Zuffa”) which is the parent company of the Ultimate Fighting Championship (“UFC”) and is owned by Frank J. Fertitta III and Lorenzo J. Fertitta.  For the years ended December 31, 2009, 2008 and 2007, Station made payments to Zuffa totaling approximately $0.7 million, $0.7 million, and $0.3 million, respectively, for ticket purchases to, and closed circuit viewing fees of, UFC events. In addition, in September 2008 Zuffa and a wholly owned subsidiary of Station entered into a month-to-month license agreement whereby Zuffa has the rights to a previously unused portion at Palace Station for general office and administrative use. Payments received by Station related to this license agreement totaled approximately $22,000 and $21,000 for the years ended December 31, 2009 and 2008, respectively. In January 2009, Station subleased its leased aircraft to Zuffa for a period of six months. Payments received by Station in connection with this sublease approximated the amount Station paid for leasing the aircraft, and totaled approximately $0.8 million.

Manager Independence

Our Board of Managers will be composed of Frank J. Fertitta III, Lorenzo J. Fertitta, Robert A. Cashell, Jr., Stephen J. Greathouse, James E. Nave, D.V.M., Robert E. Lewis and up to two additional members to be appointed by the Mortgage Lenders and FI Station Investor in accordance with the terms of the Equityholders Agreement.  At least two members of the

Board of Managers, including Dr. Nave and Mr. Lewis, are expected to be considered “independent” based upon the listing standards of the New York Stock Exchange.

ITEM 8.  LEGAL PROCEEDINGS.

The Company is not a party to any litigation. However, Station was from time to time subject to litigation relating to routine matters incidental to its business.  Litigation claims against STN will be satisfied pursuant to the Plan and will not be assumed by us.  Litigation claims against subsidiaries of STN that are not currently Debtors are expected to be addressed in the Plan following such time as such subsidiaries file voluntary chapter 11 cases with the Bankruptcy Court.  We expect to be subject to other claims from time to time following the Effective Date in connection with our business and operations.

ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

We have not yet issued any Units. Therefore, there is currently no established public trading market for our Units, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market for our Units. On the Effective Date, there will be outstanding membership Units. We have not agreed with any security holder to register any of our Units for sale by any security holder. Our Units are being issued pursuant to the Plan, and none of our Units are being publicly offered by us.

Holders

We have not yet issued any Units. On the Effective Date, we anticipate that there will be one holder of record of our Voting Units and one holder of record of our Non-Voting Units.

Dividends

Our operational documents permit, but do not require, us to make distributions to our members in respect of our taxable income that they recognize as a result of their ownership in the company.  There can be no assurance that we will make such distributions.  In addition, even if we do make tax distributions, we do not plan to pay any other dividends or make any other distributions on our Units in the foreseeable future.  In addition, restrictive covenants of the Propco Credit Agreement and the Opco Credit Agreement will restrict the ability of the respective obligors to pay dividends.  Therefore, you should not expect to receive any distributions in the foreseeable future from your Units.

Securities authorized for issuance under equity compensation plans

We currently do not have any compensation plans.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

We have not yet issued any securities.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The securities to be registered are the membership interests of the Company, referred to in this Registration Statement as “Voting Units.”  The rights of the holders of the Voting Units will be set forth in the limited liability company agreement of the Company (the “Operating Agreement”) and the Equityholders Agreement.  The Operating Agreement will authorize issuance of up to 100 Voting Units and 100 Non-Voting Units.  100 Voting Units, representing 100% of the Voting Units, will be issued to Station Voteco.  100 Non-Voting Units, representing 100% of the Non-Voting Units, will be issued to Station Holdco.

Rights to Receive Allocations of Net Income and Loses; Distributions; Distributions in Liquidation

Holders of Non-Voting Units will share proportionally in the net income or loss of the Company and are entitled to receive distributions from the Company. Upon liquidation, the holders of Non-Voting Units may be entitled to any remaining assets of the Company after accounting for (i) the costs and expenses of the winding up, liquidation and termination of the Company, (ii) payment to creditors of the Company, and (iii) the necessary reserves have been established to meet any and all contingent and unforeseen liabilities or obligations of the Company.

Voting Rights

Station Voteco will hold all Voting Units in the Company and will be the only voting member.

Management of the Company

The Company will be managed by the Board of Managers which will have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Subject to the requirement that specified actions are approved by a supermajority of the Board of Managers, including a majority of the directors designated by FI Station Investor and a majority of the directors designated by the Mortgage Lenders, or (in certain limited cases) are approved by other subsets of the Board of Managers, any action authorized by a majority of the members of the Board of Managers will constitute an act of and serve to bind the Company. Pursuant to the terms of the Equityholders Agreement, our Board of Managers is expected to consist of up to eight managers designated as follows: (i) FI Station Investor and certain of its affiliates are expected to have the right to designate up to three individuals to serve on the Board of Managers; (ii) the Mortgage Lenders are expected to have the right to designate up to three individuals to serve on the Board of Managers; and (iii) FI Station Investor and certain of its affiliates are expected to have the right to designate up to two individuals that qualify as “independent” based upon the listing standards of the New York Stock Exchange to serve as managers, subject to the approval of the Mortgage Lenders.

Transfer Restrictions

No transfer of Units will be effective unless it is made in compliance with the Operating Agreement and the Equityholders Agreement.  The Equityholders Agreement will provide that no transfers of equity interests in Station Holdco may be made prior to the six-month anniversary of the Effective Date without the approval of a supermajority of the members of the board of managers of Station Holdco and, thereafter, subject to compliance with certain rights of first refusal and tag-along rights.  The Operating Agreement is also expected to contain the following restrictions on transfers of equity interests of the Company: (i) the transfer will not alter or terminate the Company’s current Federal income tax treatment, (ii) the transfer will not violate applicable Federal, state or non-United States securities laws, rules or regulations, (iii) the transfer will not cause some or all of the assets of the Company to be “plan assets” of the investment activity of the Company to constitute “prohibited transactions” under the Employee Retirement Income Security Act of 1974 or the Internal Revenue Code of 1986, as amended, (iv) the transferee has obtained all necessary gaming licenses, (v) the transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended, and (vi) the transferor has delivered fully executed copies of all documents relating to the transfer and the transferee agrees to be bound by the terms of the agreements governing the rights of the holders of the Units.

Amendments to Company’s Operating Agreement

Subject to certain limited exceptions, the Company’s Operating Agreement may be amended pursuant to the applicable procedures set forth in the Equityholders Agreement, but cannot be amended to materially and adversely affect the rights of any constituency of equityholders without the prior consent of a majority of the equityholders so affected.

ITEM 12.  INDEMNIFICATION OF MANAGERS AND OFFICERS.

The Company is governed by Chapter 86 of the Nevada Revised Statutes, which we refer to in this Registration Statement as the Nevada LLC Act. Section 86.411 of the Nevada LLC Act generally provides that a limited liability company may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except derivative suits, by reason of the fact that such person is or was a manager, member, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the limited liability company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In the case of a derivative suit, Section 86.421 of the Nevada LLC Act provides that a limited liability company may indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the limited liability company to procure a judgment in its favor by reason of the fact that the person is or was a manager, member, employee or agent of the enterprise, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit, if such person acted in good faith and in a manner in which he reasonably believed to be in, or not opposed to, the best interests of the limited liability company, except that indemnification may not be made in the case of a derivative suit in respect of any claim as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the limited liability company or for amounts paid, unless and only to the extent it is determined by the court that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 86.431 of the Nevada LLC Act provides generally that a limited liability company shall indemnify a manager, member, employee or agent of the limited liability company against expenses, including attorneys’ fees, to the extent that such person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above.

Section 86.441 of the Nevada LLC Act provides that the articles of organization, the operating agreement or a separate agreement made by the limited liability company may provide that the expenses of members and managers incurred in defending a civil or criminal action, suit or proceeding must be paid by the limited liability company as they are incurred and in advance of the final disposition, upon receipt of an undertaking by or on behalf of the manager or member to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the company.

Section 86.451 of the Nevada LLC Act provides that any indemnification or advancement of expenses authorized in or ordered by a court pursuant to any of the Sections set forth above, does not exclude any other rights to which such person seeking indemnification or advancement of expenses may be entitled under the articles of organization or any operating agreement, vote of members or disinterested managers, if any, or otherwise, for an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to Section 86.421, set forth above, or for the advancement of expenses made pursuant to Section 86.441, set forth above, may not be made to or on behalf of any member or manager if a final adjudication establishes that the member’s or the manager’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. In addition, the statute provides that such indemnification continues for any such person who has ceased to be a member, manager, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 86.461 of the Nevada LLC Act provides that a limited liability company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a member, manager, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, for any liability asserted against him and liability and expenses incurred by him in such capacity, or arising out of his status as such, whether or not the limited liability company has the authority to indemnify him against such liability and expenses.

Section 86.471 of the Nevada LLC Act provides that in the absence of fraud the decision of the limited liability company as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to Section 86.461, set forth above, and the choice of the person to provide the insurance or other financial arrangement is conclusive and such insurance or other financial arrangement is not void or voidable and does not subject any manager or member approving it to personal liability for the approval, even if a manager or member approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Finally, Section 86.371 of the Nevada LLC Act generally provides that, unless otherwise provided in the articles of organization or an agreement signed by the member or manager to be charged, no member or manager of a limited liability company is individually liable for the debts or liabilities of the limited liability company.

The Operating Agreement for the Company is expected to provide that the Company shall indemnify and hold harmless the managers, officers, agents and employees of the Company and the tax matters partner and each of its managers, officers, agents, employees, equityholders, partners and members from and against any loss, expense, damage or injury suffered or sustained by them, by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claims are based were not a result of fraud, gross negligence or willful misconduct by such indemnified party.

In addition, the Operating Agreement is expected to provide that expenses (including attorneys’ fees) incurred by such indemnified party in a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding; provided that if such indemnified party is advanced such expenses and it is later determined that he was not entitled to indemnification with respect to such action, suit or proceeding, then he will reimburse the Company for such advances.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Item 15. — “Financial Statements and Exhibits.”

ITEM 14.             CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)          Financial Statements:

(b)           Exhibits

Exhibit Number	Exhibit Description
2.1*	First Amended Joint Chapter 11 Plan of Reorganization for Station Casinos, Inc. and Affiliated Debtors dated July 28, 2010.

3.1*	Articles of Organization of the Company.

3.2*	Amendment to Articles of Organization of the Company.

*              Previously filed by the Registrant with Form 10 on November 12, 2010.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2011

Station Casinos LLC

	By:	/s/ Thomas M. Friel
Name: Thomas M. Friel Title: Executive Vice President, Chief Accounting Officer & Treasurer

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	September 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$189,526	$185,193
Restricted cash	255,828	174,361
Receivables, net	15,090	49,878
Inventories	6,992	9,794
Prepaid gaming tax	17,034	16,293
Prepaid expenses	15,271	13,903
Debt issue costs, current	684	—
Total current assets	500,425	449,422
Property and equipment, net	2,530,313	2,723,683
Goodwill	124,313	184,699
Restricted cash, noncurrent	15,003	—
Intangible assets, net (includes Intangible assets, net, of consolidated variable interest entity of $24,000 and $24,000)	275,905	293,235
Land held for development	257,470	305,617
Investments in joint ventures	8,946	10,489
Native American development costs (includes Native American development costs of consolidated variable interest entity of $22,283 and $53,649)	183,110	213,774
Other assets, net	102,552	95,913
Total assets	$3,998,037	$4,276,832
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt (includes Current portion of long-term debt of consolidated variable interest entity of $35 and $39)	$242,362	$242,347
Accounts payable	11,085	14,905
Construction contracts payable	296	741
Accrued interest payable (includes Accrued interest payable of consolidated variable interest entity of $53 and $0)	17,139	2,341
Accrued expenses and other current liabilities	106,469	91,676
Total current liabilities	377,351	352,010
Long-term debt, less current portion (includes Long-term debt, less current portion, of consolidated variable interest entity of $5,352 and $5,714)	8,816	9,341
Deferred income tax, net	102,283	116,691
Investments in joint ventures, deficit	212,085	143,048
Other long-term liabilities, net	5,849	7,021
Total liabilities not subject to compromise	706,384	628,111
Liabilities subject to compromise	6,003,832	5,984,109
Total liabilities	6,710,216	6,612,220
Commitments and contingencies (Note 15)
Stockholders’ deficit:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417	417
Additional paid-in capital	2,961,333	2,951,031
Accumulated other comprehensive income (loss)	957	(922)
Accumulated deficit	(5,673,214)	(5,285,914)
Total Station Casinos, Inc. stockholders’ deficit	(2,710,507)	(2,335,388)
Noncontrolling interest	(1,672)	—
Total stockholders’ deficit	(2,712,179)	(2,335,388)
Total liabilities and stockholders’ deficit	$3,998,037	$4,276,832

The accompanying notes are an integral part of these condensed consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Operating revenues:
Casino	$173,118	$182,277	$520,493	$575,887
Food and beverage	39,011	45,828	120,049	149,828
Room	17,775	19,350	55,358	63,428
Other	15,065	18,100	45,304	49,315
Management fees	128	13,245	22,221	39,543
Gross revenues	245,097	278,800	763,425	878,001
Promotional allowances	(18,049)	(23,075)	(53,431)	(72,367)
Net revenues	227,048	255,725	709,994	805,634
Operating costs and expenses:
Casino	71,879	79,653	213,392	244,720
Food and beverage	26,001	28,522	78,269	90,907
Room	8,110	8,487	24,397	25,918
Other	5,674	5,640	14,821	15,229
Selling, general and administrative	57,268	58,923	167,870	169,306
Corporate	9,445	951	28,759	25,644
Development and preopening	3,793	5,480	7,485	9,846
Depreciation and amortization	35,684	53,392	120,016	159,929
Impairment of goodwill	60,386	—	60,386	—
Impairment of other intangible assets and other assets	181,773	—	181,773	—
Write-downs and other charges, net	1,278	6,134	8,094	11,974
	461,291	247,182	905,262	753,473
Operating (loss) income	(234,243)	8,543	(195,268)	52,161
Losses from joint ventures	(4,975)	(3,562)	(2,762)	(855)
Operating income and losses from joint ventures	(239,218)	4,981	(198,030)	51,306
Other (expense) income:
Interest expense, net (contractual interest expense for the three and nine months ended September 30, 2010 and 2009 was $106,337 and $314,265, respectively, and $108,762 and $293,222, respectively)	(26,701)	(56,911)	(79,345)	(241,305)
Interest and other expense from joint ventures	(11,126)	(11,494)	(55,750)	(33,769)
Change in fair value of derivative instruments	—	1,479	(42)	35,060
Gain on early retirement of debt	—	—	—	40,348
	(37,827)	(66,926)	(135,137)	(199,666)
Loss before reorganization items and income taxes	(277,045)	(61,945)	(333,167)	(148,360)
Reorganization items, net	(21,271)	(370,652)	(78,465)	(370,652)
Loss before income taxes	(298,316)	(432,597)	(411,632)	(519,012)
Income tax benefit (provision)	32,492	(22,803)	22,660	(35,428)
Net loss	(265,824)	(455,400)	(388,972)	(554,440)
Less: net loss applicable to noncontrolling interests	(1,672)	—	(1,672)	—
Net loss applicable to Station Casinos, Inc. stockholders	$(264,152)	$(455,400)	$(387,300)	$(554,440)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Nine months ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(388,972)	$(554,440)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	120,016	159,929
Change in fair value of derivative instruments	42	(35,060)
Gain on early retirement of debt	—	(40,348)
Write-downs and other charges, net	205	9,054
Impairment of goodwill	60,386	—
Impairment of other intangible assets and other assets	181,773	—
Amortization of debt discount and issuance costs	1,467	22,783
Share-based compensation	10,125	9,958
Loss from joint ventures	58,512	34,624
Reorganization items	78,465	370,652
Changes in assets and liabilities:
Restricted cash	(96,470)	(140,251)
Receivables, net	34,788	(1,833)
Inventories and prepaid expenses	693	3,600
Deferred income tax	(18,511)	34,973
Accounts payable	(3,826)	4,189
Accrued interest	16,437	85,419
Accrued expenses and other current liabilities	16,502	(26,064)
Other, net	925	(10,353)
Total adjustments	461,529	481,272
Net cash provided by (used in) operating activities before reorganization items	72,557	(73,168)
Net cash used for reorganization items	(62,480)	(50,790)
Net cash provided by (used in) operating activities	10,077	(123,958)
Cash flows from investing activities:
Capital expenditures	(25,259)	(49,596)
Proceeds from sale of land, property and equipment	452	842
Investments in joint ventures	(3,159)	(21,152)
Distributions in excess of earnings from joint ventures	2,147	1,353
Construction contracts payable	(445)	(9,180)
Proceeds from repayment of Native American development costs	42,806	—
Native American development costs	(14,142)	(11,766)
Other, net	(8,624)	(12,128)
Net cash used in investing activities	(6,224)	(101,627)
Cash flows from financing activities:
Borrowings under Credit Agreement with maturity dates less than three months, net	2,870	—
Payments under Term Loan with maturity dates greater than three months	(1,875)	(1,875)
Payments of financing costs	—	(460)
Redemption of senior subordinated notes	—	(1,460)
Other, net	(515)	(3,374)
Net cash provided by (used in) financing activities	480	(7,169)
Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	4,333	(232,754)
Balance, beginning of period	185,193	458,064
Balance, end of period	$189,526	$225,310
Supplemental cash flow disclosures:
Cash paid for interest, net of $8,182 and $11,161 capitalized, respectively	$58,112	$130,778
Debt settlement in land sale	—	4,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

STATION CASINOS, INC.
(Debtor and Debtor-In-Possession)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

Station Casinos, Inc. (the “Company”, “Station”, “we”, “our” or “us”), a Nevada corporation, is a gaming and entertainment company that currently owns and operates ten major hotel/casino properties (two of which are 50% owned) and eight smaller casino properties (three of which are 50% owned), in the Las Vegas metropolitan area, as well as manages a casino for a Native American tribe. The accompanying condensed consolidated financial statements include the accounts of Station, its wholly-owned subsidiaries and MPM Enterprises, LLC (“MPM”), which is 50% owned by Station and required to be consolidated. Investments in all other 50% or less owned affiliated companies are accounted for under the equity method.  The third-party holdings of equity interests in MPM are referred to as non-controlling interests. The portion of net loss attributable to non-controlling interests is presented as net loss applicable to non-controlling interests on the condensed consolidated statements of operations, and the portion of stockholders’ deficit attributable to non-controlling interests is presented as Noncontrolling interests on the condensed consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

The accompanying condensed consolidated financial statements included herein have been prepared by Station, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results for the three and nine months ended September 30, 2010 are not necessarily indicative of results to be expected for the full fiscal year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2009, and in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Certain amounts in the condensed consolidated financial statements for the three and nine months ended September 30, 2009 have been reclassified to be consistent with the current year presentation. These reclassifications had no effect on the previously reported net loss.

Overview of Recent Developments

On July 28, 2009, the Company and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under chapter 11 of title 11 of the United States Code. These cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the “Chapter 11 Case”). On February 10, 2010, GV Ranch Station, Inc., a wholly-owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley Ranch Resort Spa Casino (“Green Valley Ranch”), filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code. The Chapter 11 Case and the GV Ranch Station, Inc. chapter 11 case are collectively referred to as the “Chapter 11 Cases.”

On June 4, 2010 the Bankruptcy Court approved bidding procedures for the auction of certain assets of Station and the other Debtors, including Santa Fe Station, Texas Station, Fiesta Henderson, Fiesta Rancho and Native American gaming projects (the “New Opco Acquired Assets”). Pursuant to the approved bidding procedures, a newly–formed company (“Newco”), which is expected to be owned primarily by the mortgage lenders of FCP Propco, LLC (“Propco” and the “Propco Lenders”, respectively), Fertitta Gaming LLC, which is owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta (“Fertitta Gaming”), and, if certain options or warrants are exercised, an affiliate of Colony Capital, submitted a $772 million “stalking horse” bid to acquire the New Opco Acquired Assets. On

 August 6, 2010, the stalking horse bid submitted by Newco was declared the winning bid in the auction of the New Opco Acquired Assets. and the Company, certain of its subsidiaries and Newco entered into an asset purchase agreement with respect to the sale of such assets (the “Asset Purchase Agreement”) . The consummation of the sale of the New Opco Acquired Assets is subject to the satisfaction of conditions set forth in the Asset Purchase Agreement, including confirmation of the Debtors’ Joint Plan of Reorganization, described below, final approval of the sale by the Bankruptcy Court and receipt of required regulatory approvals. Following the consummation of the restructuring and the acquisition of the New Opco Acquired Assets, it is expected that subsidiaries of Fertitta Gaming will manage the Red Rock Casino Resort Spa, Palace Station, Boulder Station and Sunset Station (the “Propco Properties”) and the New Opco Acquired Assets pursuant to long term management contracts.

On July 28, 2010, the Debtors filed the First Amended Joint Plan of Reorganization for Station Casinos, Inc. and Its Affiliated Debtors (the “Joint Plan of Reorganization”) and an accompanying Disclosure Statement (the “Disclosure Statement”). The Bankruptcy Court entered an order approving the Disclosure Statement on July 29, 2010. The Bankruptcy Court entered an order confirming the Joint Plan of Reorganization on August 27, 2010.

Fertitta Gaming and a steering committee representing over 60% of the Company’s senior secured bank debt (the “Opco Lenders”) have entered into a restructuring support agreement pursuant to which, among other things: (a) the Opco Lenders agreed to support the Joint Plan of Reorganization and Newco’s stalking horse bid to purchase the New Opco Acquired Assets; and (b) the parties agreed to support a restructuring of Propco pursuant to which the Propco Properties would be acquired by the Propco Lenders.

In addition, the Debtors and the official committee of unsecured creditors (the “Unsecured Committee”) have entered into a stipulation (the “Stipulation”) pursuant to which the Unsecured Committee agreed, among other things, to refrain from engaging in certain litigation activity and recommend that all unsecured creditors of the Company vote to accept the Joint Plan of Reorganization, which provides that certain unsecured creditors of the Company will receive certain (i) warrants exercisable for equity interests in Newco and (ii) rights to participate in a rights offering (“Rights Offering”) and certain other equity offerings contemplated to be conducted by Newco.

In connection with the execution of the Stipulation, certain holders of the Company’s unsecured notes have committed, subject to the satisfaction of certain conditions, to purchase up to $100 million, in the aggregate, of equity interests contemplated to be issued by Newco in the Rights Offering and certain other equity offerings by Newco if such equity interests are not otherwise purchased in such offerings.

This report is not intended to be, and should not in any way be construed as, a solicitation of votes on the Joint Plan of Reorganization. The Joint Plan of Reorganization and the Disclosure Statement have been filed with the Bankruptcy Court and were filed with the Securities and Exchange Commission by the Company on its Current Report on Form 8-K dated July 28, 2010, which is publicly available at http://www.sec.gov. The Company concluded its solicitation of acceptance of the Joint Plan of Reorganization and received its confirmation from the Bankruptcy Court on August 27, 2010. Although the Joint Plan of Reorganization was confirmed by the Bankruptcy Court on August 27, 2010, there can be no assurance that the transactions contemplated by the Asset Purchase Agreement or the Joint Plan of Reorganization will be consummated.

Other than GV Ranch Station, Inc., which manages and operates one of the Company’s 50% owned hotel/casino properties, the Company’s direct and indirect subsidiaries that operate its hotel and casino properties have not filed for bankruptcy relief and continue to operate their businesses in the ordinary course. As required by the Asset Purchase Agreement, however, the Debtors anticipate filing Chapter 11 cases for their subsidiaries following confirmation of the Joint Plan of Reorganization to the extent required to implement and facilitate the sale and related restructuring transactions.

The Debtors continue to conduct their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

Accounting for Reorganization

Accounting Standards Codification (“ASC”) Topic 852, Reorganizations provides accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code including companies in chapter 11, and generally does not change the manner in which financial statements are prepared. The condensed consolidated financial statements have been prepared on a going-concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The Chapter 11 Cases create substantial doubt about Station’s ability to continue as a going–concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability of assets and the classification of liabilities that might result from the outcome of these uncertainties. In addition, a plan of reorganization could materially change the amounts and classifications reported in the consolidated financial statements which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.

Station’s ability to continue as a going concern is contingent upon, among other things, its ability to (i) generate sufficient cash flow from operations; and (ii) obtain confirmation of a plan of reorganization under the Bankruptcy Code. In the event Station’s restructuring activities are not successful and it is required to liquidate, the Company will be required to adopt the liquidation basis of accounting. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values and liabilities are stated at their estimated settlement amounts.

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Case distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. As a result, revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the statements of operations beginning in the quarter ended September 30, 2009. ASC Topic 852 also requires that the balance sheet distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities, and requires that cash used for reorganization items be disclosed separately in the statement of cash flows. Station adopted ASC Topic 852 on July 28, 2009 and has segregated those items as outlined above for all reporting periods subsequent to such date.

Factors Affecting Comparability

As a result of the filing of the Chapter 11 Cases, Station is now periodically required to file various documents with (and provide certain information to) the Bankruptcy Court, including statements of financial affairs, schedules of assets and liabilities, and monthly operating reports in forms prescribed by federal bankruptcy law, as well as certain financial information on an unconsolidated basis. Such materials will be prepared according to requirements of federal bankruptcy law. While they accurately provide then-current information required under federal bankruptcy law, they are nonetheless unconsolidated, unaudited, and prepared in a format different from that used in Station’s financial statements filed under the securities laws. Accordingly, we believe that the substance and format do not allow meaningful comparison with our regular publicly disclosed financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to Station’s securities, or for comparison with other financial information filed with the Securities and Exchange Commission.

DIP Financing

In connection with the filing of the Chapter 11 Case, on July 31, 2009, the Company entered into a $150 million unsecured, subordinated administrative priority debtor in possession credit agreement (the “DIP Credit Agreement”) among the Company, as borrower, Vista Holdings, LLC (a non-debtor subsidiary of the Company) as administrative agent (the “Administrative Agent”) and lender, and the lenders party thereto. The DIP Credit Agreement provided for a $150 million revolving credit facility to be funded on a committed basis for so long as Vista Holdings, LLC has cash and cash equivalents on hand in an amount in excess of $100 million. During the three months ended March 31, 2010, the DIP Credit Agreement was amended to increase the facility to $185 million. The proceeds of the loans incurred under the DIP Credit Agreement will be used for working capital and other general corporate purposes of the Company and will be available for intercompany loans to its subsidiaries during the pendency of the Chapter 11 Case. At September 30, 2010, advances under the DIP Credit Agreement totaled $172.0 million. The DIP Credit Agreement matured on August 10, 2010.

The Company’s obligations under the DIP Credit Agreement will be an administrative expense claim in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by the Company shall be subordinate to the full repayment of the lenders under the Company’s prepetition Credit Agreement.

The Company’s obligations under the DIP Credit Agreement may be accelerated following certain events of default, including (without limitation) the conversion of any of the Chapter 11 Case to a case under chapter 7 of the Bankruptcy Code or the appointment of a trustee pursuant to chapter 11 of the Bankruptcy Code.

Also, in connection with the filing of the Chapter 11 Case, on July 31, 2009, the Company entered into an Unsecured Revolving Loan Promissory Note in favor of Past Enterprises, Inc. (a non-debtor subsidiary of the Company) pursuant to which Past Enterprises provides to the Company an unlimited revolving credit facility (the “Past Revolving Loan”) at an interest rate of 2.78% per annum, the proceeds of which will be used for working capital and other general corporate purposes of the Company and will be available for intercompany loans to its subsidiaries. We still have the ability to borrow under the Past Revolving Loan, and there is no limit on the Company’s borrowings under the Past Revolving Loan.

The Past Revolving Loan matures on the earlier of (i) demand, or (ii) July 31, 2011, and provides for a default rate of interest of 4.78% if principal or interest due thereunder is not paid when due. At September 30, 2010, the outstanding balance due under the Past Revolving Loan totaled $211.3 million. In July 2010 SC Michigan, LLC and MPM Enterprises, LLC received approximately $42.8 million representing a partial repayment of advances on the Gun Lake project. SC Michigan, LLC, a wholly owned subsidiary of Station, received $39.3 million and used all of these funds to purchase $39.3 million of Past Revolving Loans from Past Enterprises at face value (the “SC Michigan Revolving Loan”). At September 30, 2010, the outstanding balance due under the SC Michigan Revolving Loan totaled $39.3 million.

The Company’s obligations under the Past Revolving Loan and the SC Michigan Revolving Loan will be administrative expense claims in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by the Company shall be subordinate to the full repayment of the lenders under the Company’s prepetition Credit Agreement.

Significant Accounting Policies

A description of the Company’s significant accounting policies can be found in Item 7 of its Annual Report on Form 10-K, as amended, for the year ended December 31, 2009.

Recently Issued Accounting Standards

A variety of proposed or otherwise potential accounting guidance is currently under study by standard–setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed accounting guidance, we have not yet determined the effect, if any, that the implementation of such proposed accounting guidance would have on our condensed consolidated financial statements.

2. Property and Equipment

Property and equipment consists of the following (amounts in thousands):

	Estimated life (years)	September 30, 2010	December 31, 2009
		(unaudited)
Land	—	$413,933	$426,918
Buildings and improvements	10-45	2,158,291	2,200,182
Furniture, fixtures and equipment	3-7	575,682	548,816
Construction in progress	—	20,202	82,062
		3,168,108	3,257,978
Accumulated depreciation and amortization		(637,795)	(534,295)
Property and equipment, net		$2,530,313	$2,723,683

Impairment Loss

During the three months ended September 30, 2010, it was determined that a triggering event, as described in the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, had occurred due to developments in our bankruptcy proceedings. We therefore tested the carrying values of our property and equipment for recoverability by comparing the sum of the undiscounted estimated future cash flows of each asset group to its carrying value. For those asset groups where the sum of the undiscounted estimated cash flows did not exceed the carrying value, we measured an impairment based on the excess of carrying value over fair value. Fair value was estimated primarily using a discounted cash flow model utilizing Level 3 inputs under ASC Topic 820, Fair Value Measurements and Disclosures. In accordance with the provisions of ASC 360-10, buildings, land, furniture, fixtures and equipment with carrying amounts totaling $88.1 million were written down to their fair values totaling $21.4 million, resulting in impairment charges of $66.6 million, which was include in our condensed consolidated statements of operations. These impairment charges included $65.9 million for property and equipment of Fiesta Rancho and $0.7 million for property and equipment of other operating properties.

3. Goodwill and Other Intangible Assets

Intangible assets, net consist of the following (amounts in thousands):

	September 30, 2010 (unaudited)
	Estimated life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Losses	Net Carrying Amount
Brands	Indefinite	$214,791	$—	$(115,237)	$99,554
License rights	Indefinite	4,531	—	(1,000)	3,531
Customer relationships	15	268,961	(18,793)	(241,363)	8,805
Management contracts	3-20	521,464	(127,915)	(229,534)	164,015
Other	1	8,654	(8,654)	—	—
		$1,018,401	$(155,362)	$(587,134)	$275,905

	December 31, 2009
	Estimated life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Losses	Net Carrying Amount
Brands	Indefinite	$214,791	$—	$(115,237)	$99,554
License rights	Indefinite	4,531	—	—	4,531
Customer relationships	15	268,961	(18,297)	(240,849)	9,815
Management contracts	3-20	521,464	(112,595)	(229,534)	179,335
Other	1	8,654	(8,654)	—	—
		$1,018,401	$(139,546)	$(585,620)	$293,235

The intangible asset for customer relationships refers to the value associated with our rated casino guests. The Company amortizes its definite-lived intangible assets ratably over their estimated useful lives. The aggregate amortization expense for those assets that are amortized under the provisions of ASC Topic 350, Intangibles—Goodwill and Other, was approximately $0.2 million and $15.8 million for the three and nine months ended September 30, 2010 and approximately $14.2 million and $42.4 million for the three and nine months ended September 30, 2009, respectively. Estimated annual amortization expense for intangible assets for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 is anticipated to be approximately $16.0 million, $3.8 million, $4.2 million, $23.8 million and $23.8 million, respectively.

Impairment Losses

During the three months ended September 30, 2010, it was determined that a triggering event, as described in ASC Topics 350 and 360, had occurred due to developments in our bankruptcy proceedings, and we therefore tested our goodwill and intangible assets for impairment.  We determined that certain of these assets were impaired and we recognized impairment charges during the three months ended September 30, 2010 as described in more detail below.

We tested our definite-lived intangible assets for impairment in accordance with ASC 360-10 by comparing their carrying values with their fair values, and for those with carrying values that exceed their fair values, impairment is recognized based on the excess of carrying value over fair value.  Customer relationship intangible assets with a carrying amount of $8.6 million were written down to their fair value of $8.1 million, resulting in an impairment charge of $0.5 million, which was recorded in our condensed consolidated statements of operations.   The fair values of our definite-lived intangible assets are estimated using discounted cash flow techniques utilizing Level 3 inputs under ASC Topic 820, Fair Value Measurements and Disclosures.

We determined that one of our indefinite-lived license rights intangibles with a carrying amount of $1 million was fully impaired due to a decision to discontinue the exclusivity arrangement, and as a result we recorded an impairment charge of $1 million in our condensed consolidated statements of operations.  The fair values of our definite-lived intangible assets are estimated using discounted cash flow techniques utilizing Level 3 inputs under ASC Topic 820, Fair Value Measurements and Disclosures.

We tested the goodwill of each of our reporting units for impairment by comparing the carrying value of each reporting unit, including goodwill, with its fair value, which was estimated using the expected present value of future cash flows along with indications provided by the current valuation multiples of comparable publicly traded companies, primarily utilizing Level 3 inputs as defined under ASC Topic 820.  For reporting units where carrying value exceeded fair value, we measured the implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to the assets and liabilities of the unit, as if the reporting unit had been acquired in a business combination.  Where the carrying value of a reporting unit’s goodwill exceeded its implied fair value, we recognized an impairment loss in an amount equal to that excess.  During the three months ended September 30, 2010, goodwill of our Santa Fe Station and Boulder Station reporting units with a carrying amount of $184.7 million was written down to its implied fair value of $124.3 million, resulting in an impairment charge of $60.4 million which was recognized in our condensed consolidated statements of operations.

Changes in the carrying amount of goodwill for the nine months ended September 30, 2010 are as follows (amounts in thousands, unaudited):

	Balance at beginning of year	Nine months ended September 30, 2010	Balance at end of period
Goodwill	$2,986,993	$—	$2,986,993
Accumulated impairment losses	(2,802,294)	(60,386)	(2,862,680)
Goodwill, net of accumulated impairment losses	$184,699	$(60,386)	$124,313

4. Investments in Joint Ventures

We have various investments in 50% owned joint ventures, and a 6.7% investment in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada, which are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by our share of earnings, losses and distributions of the joint ventures, and the carrying value of investments may be reduced below zero, resulting in a deficit investment balance, when the investor is committed to provide further financial support for the investee. The investment balance also includes the effect of any impairment charges.

In connection with our interim impairment testing during the three months ended September 30, 2010, we reviewed the carrying value of our investments in joint ventures for impairment because we determined that indicators of impairment existed. We compared the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets as required by the accounting guidance for impairment or disposal of long-lived assets. As a result, we recorded impairment charges totaling $16.3 million related to our investment in Richfield Homes.

As of September 30, 2010, we have received distributions in excess of our equity earnings. Investments in joint ventures consist of the following (amounts in thousands):

	September 30, 2010	December 31, 2009
	(unaudited)
Green Valley Ranch (50.0%) (a)	$—	$4,310
Barley’s (50.0%)	4,657	4,852
Wildfire Lanes (50.0%)	789	1,257
The Greens (50.0%) (b)	—	70
Palms Casino Resort (6.7%)	—	—
Richfield Homes (50.0%) (c)	3,500	—
Investments in joint ventures	$8,946	$10,489
Green Valley Ranch (50.0%) (a)	$(26,561)	$—
The Greens (50.0%) (b)	(136)	—
Aliante Station (50.0%) (d)	(61,311)	(38,389)
Rancho Road (50.0%) (e)	(124,077)	(104,659)
Deficit investments in joint ventures	$(212,085)	$(143,048)

(a)                      As a result of the losses recognized by Green Valley Ranch during the three and nine months ended September 30, 2010 and during the years ended December 31, 2009 and 2008, and an impairment of our joint venture investment recognized during the year ended December 31, 2009, our investment in Green Valley Ranch at September 30, 2010 reflects a deficit of approximately $26.6 million.

(b)                     As a result of the losses recognized by The Greens during the nine months ended September 30, 2010 and distributions in excess of equity earnings, our investment in The Greens at September 30, 2010 reflects a deficit of approximately $0.1 million, which is recorded as a long-term liability on our condensed consolidated balance sheets.

(c)       Effective January 1, 2010, Richfield Homes joint venture was formed by the members of Rancho Road, and certain assets of Rancho Road were contributed to Richfield Homes. During the three months ended September 30, 2010, we recorded an impairment charge of $16.3 million related to our investment in Richfield Homes.

(d)                     As a result of the ongoing losses of Aliante Station and an impairment of our joint venture investment recognized during the year ended December 31, 2008, our investment in Aliante Station at September 30, 2010 and December 31, 2009 reflects a deficit of approximately $61.3 million and $38.4 million, respectively.

(e)                As a result of the significant decline in real estate values in the Las Vegas valley, Rancho Road recorded an impairment charge related to its land held for development during the year ended December 31, 2009. Our investment in Rancho Road at September 30, 2010 and December 31, 2009 reflects a deficit of approximately $124.1 million and $104.7 million, respectively.

Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	September 30, 2010	December 31, 2009
	(unaudited)
Current assets	$121,273	$78,715
Property and equipment and other assets, net	1,654,083	1,775,436
Current liabilities	1,328,342	492,344
Long-term debt and other liabilities	643,223	1,356,243
Members’ (deficit) equity	(196,209)	5,564

Summarized results of operations for the joint ventures are as follows (amounts in thousands, unaudited):

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net revenues	$99,423	$108,602	$311,416	$353,401
Operating costs and expenses	115,676	123,662	333,755	366,890
Operating loss	(16,253)	(15,060)	(22,339)	(13,489)
Interest and other expense, net	(31,486)	(32,494)	(141,270)	(90,469)
Net loss	$(47,739)	$(47,554)	$(163,609)	$(103,958)

The operating losses from these joint ventures are shown as a separate line item on our condensed consolidated statements of operations after operating income. In addition, interest and other expense from joint ventures is shown as a separate component under other expense on our condensed consolidated statements of operations, and includes our 50% interest in the mark-to-market valuation of the interest rate swaps that are not designated as hedging instruments for accounting purposes. The following table identifies the total equity loss from joint ventures (amounts in thousands, unaudited):

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Operating losses from joint ventures	$(4,975)	$(3,562)	$(2,762)	$(855)
Interest and other expense from joint ventures	(11,126)	(11,494)	(55,750)	(33,769)
Net loss from joint ventures	$(16,101)	$(15,056)	$(58,512)	$(34,624)

5. Long-term Debt and Liabilities Subject to Compromise

Long-term debt consists of the following (amounts in thousands):

	September 30, 2010	December 31, 2009
	(unaudited)
CMBS mortgage loan and related mezzanine financings, due November 12, 2009, interest at a margin above LIBOR (5.7% and 5.7% at September 30, 2010 and December 31, 2009, respectively) (a) (b)	$2,475,000	$2,475,000
Land Loan, due February 7, 2011, interest at a margin above LIBOR or the Alternate Base Rate (8.5% and 6.5% at September 30, 2010 and December 31, 2009, respectively)	242,032	242,032
Revolver, due August 7, 2012, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (5.2% and 5.2% at September 30, 2010 and December 31, 2009, respectively) (b)	631,107	628,237
Term Loan, due August 7, 2012, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (4.9% and 4.7% at September 30, 2010 and December 31, 2009, respectively) (b)	243,125	245,000
6% senior notes, interest payable semi-annually, principal due April 1, 2012, callable April 1, 2009 (b)	450,000	450,000
7 3/4% senior notes, interest payable semi-annually, principal due August 15, 2016, callable August 15, 2011 (b)	400,000	400,000
6 1/2% senior subordinated notes, interest payable semi-annually, principal due February 1, 2014, callable February 1, 2010 (b)	442,000	442,000
6 7/8% senior subordinated notes, interest payable semi-annually, principal due March 1, 2016, callable March 1, 2010 (b)	660,000	660,000
6 5/8% senior subordinated notes, interest payable semi-annually, principal due March 15, 2018, callable March 15, 2011 (b)	300,000	300,000
Other long-term debt, weighted–average interest of 5.7% and 7.9% at September 30, 2010 and December 31, 2009, respectively, maturity dates ranging from 2010 to 2027 (b)	79,274	79,789
Total long-term debt	5,922,538	5,922,058
Current portion of long-term debt	(242,362)	(242,347)
Long-term debt subject to compromise (b)	(5,671,360)	(5,670,370)
Total long-term debt, net	$8,816	$9,341

(a)                  Prior to the maturity date, the CMBS Borrower exercised a one-year extension to extend the maturity date to November 2010 subject to two additional one-year extensions. The lenders have disputed the effectiveness of the extension.

(b)                 Certain long-term debt is subject to compromise as a result of the Chapter 11 Case and is classified as liabilities subject to compromise in the accompanying condensed consolidated balance sheets as described below.

Liabilities Subject to Compromise

Under bankruptcy law, actions by creditors to collect upon liabilities of the Debtors incurred prior to the Petition Date are stayed and certain other pre-petition contractual obligations may not be enforced against the Debtors without approval of the Court. In accordance with ASC Topic 852, these liabilities are classified as liabilities subject to compromise in our condensed consolidated balance sheets as of September 30,

 2010 and December 31, 2009, and are adjusted to the expected amount of the allowed claims, even if they may be settled for lesser amounts. The expected amount of the allowed claims for certain liabilities subject to compromise differ from their prepetition carrying amounts mainly as a result of the write-off of approximately $185.7 million in debt discounts during the year ended December 31, 2009 and the reversal of approximately $88.6 million in nonperformance risk adjustments that had previously been included in the pre-petition fair values of the interest rate swap liabilities in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. Adjustments to the claims may result from negotiations, payments authorized by the Court, interest accruals, or other events. It is anticipated that such adjustments, if any, could be material. As of September 30, 2010 and December 31, 2009, respectively, certain pre-petition liabilities included in liabilities subject to compromise have been reduced or increased as a result of the payment of certain accounts payable and notes payable as allowed by the court, and as a result of non-cash adjustments of the expected amount of the allowed claims related to interest rate swap liabilities. In addition, during the nine months ended September 30, 2010, a $6.2 million settlement liability related to a pre-petition litigation matter was recorded. Liabilities subject to compromise are subject to the treatment set forth in the Joint Plan of Reorganization. Liabilities subject to compromise are classified separately from long-term obligations and current liabilities on the accompanying condensed consolidated balance sheets.

Liabilities subject to compromise consist of the following (in thousands):

	September 30, 2010	December 31, 2009
	(unaudited)
CMBS mortgage loan and related mezzanine financings	$2,475,000	$2,475,000
Revolver and term loan	874,232	873,237
6% senior notes	450,000	450,000
7 3/4% senior notes	400,000	400,000
6 1/2% senior subordinated notes	442,000	442,000
6 7/8% senior subordinated notes	660,000	660,000
6 5/8% senior subordinated notes	300,000	300,000
Other long-term debt	70,128	70,133
Interest rate swaps	146,169	141,793
Accrued interest	144,201	142,562
Payroll and related liabilities	31,789	25,330
Accounts payable and other liabilities	10,313	4,054
Total liabilities subject to compromise	$6,003,832	$5,984,109

Interest Expense

In accordance with ASC Topic 852, interest expense is recognized only to the extent that it will be paid during the bankruptcy proceeding or that it is probable that it will be an allowed claim. Currently the Company is not accruing interest for the senior notes, the senior subordinated notes or the mezzanine financings. As a result, post-petition interest expense is lower than pre-petition interest expense. The write-off of debt discounts and deferred debt issue costs related to liabilities subject to compromise also reduces post-petition interest expense as there are no longer any non-cash amortization charges related to these items.

CMBS Loans

In connection with Stations’ going private transaction in November 2007, (the “Merger”), a number of wholly–owned unrestricted direct and indirect subsidiaries of Station (collectively, the “CMBS Borrower”) entered into a mortgage loan and related mezzanine financings in the aggregate principal amount of $2.475 billion (the “CMBS Loans”), for the purpose of financing the Merger consideration payable to the Company’s stockholders upon consummation of the Merger and paying fees and expenses incurred in connection with the Merger.

The CMBS Loans are secured by substantially all fee and leasehold real property comprising Palace Station, Boulder Station, Sunset Station and Red Rock (collectively, the “CMBS Property”) and had an original maturity date of November 12, 2009. Prior to the 2009 maturity date, the CMBS Borrower exercised a one-year extension to extend the maturity date to November 2010 subject to two additional one-year extensions. The lenders have disputed the effectiveness of the extension. Interest on the CMBS Loans is equal to one-month LIBOR plus 5.3% per annum, which includes an additional 3.0% default rate. As a result of the Chapter 11 Case, interest due on the mezzanine financings is not being remitted to the mezzanine lenders. The CMBS Borrower is required to hedge the LIBOR interest rate such that it will not exceed 5.5% on a blended basis. As a result, the CMBS Borrower purchased interest rate caps with a combined notional amount of $1.11 billion and a cap rate of 5.8% for an initial premium of $3.6 million. The initial premium was recorded in other assets and, in accordance with the authoritative guidance for accounting for derivative Instruments and hedging activities, is marked to market at each reporting period. In addition, the CMBS Borrower entered into an interest rate swap with a notional amount of $1.36 billion in which the borrower paid a fixed rate of approximately 5.3% and received one-month LIBOR, terminating in November 2012. This interest rate swap was early terminated during the three months ended December 31, 2009 (see Note 5—Derivative Instruments).

The loan documents for the CMBS Loans (the “CMBS Loan Documents”) contain a number of covenants that, among other things, restrict, subject to certain exceptions, each wholly–owned unrestricted direct and indirect subsidiary’s ability to incur additional indebtedness; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends or make distributions; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; and fundamentally change its business. The CMBS Loan Documents also require the CMBS Borrower to fund specific reserves as defined. In addition, the CMBS Loan Documents contain a requirement that if the CMBS Borrower fails to maintain a minimum lease coverage ratio of 1.15 to 1.00 during two consecutive fiscal quarters, 80% of the funds available following the payment of all amounts and reserves required to be made pursuant to the CMBS Loan Documents be deposited into an account for the benefit of the lenders instead of permitting distribution of such funds to the Company. As of December 31, 2009 and September 30, 2010, we were not in compliance with the lease coverage ratio. In a letter dated April 6, 2009 to the CMBS Borrower, certain lenders under the CMBS Loans alleged that the CMBS Borrower had not calculated the lease coverage ratio in accordance with the CMBS Loan Documents for the quarters ended September 30, 2008 and December 31, 2008 and further alleged that the CMBS Borrower would not have been in compliance with the minimum lease coverage ratio if the lease coverage ratio had been properly calculated. As a result, those lenders instituted a block against the release of 80% of the funds available following the payment of all amounts and reserves due under the CMBS Loans and instructed our depository bank to hold such funds in a collateral account for the benefit of the lenders. As a result of the Chapter 11 Case, the block against the release of funds increased to 100% of the funds available following the payment of all amounts and reserves due under the CMBS Loans. As of September 30, 2010, $157.9 million has been deposited in the collateral account in relation to this block, which is recorded in restricted cash on our condensed consolidated balance sheet.

Land Loan

On February 7, 2008, CV Propco, LLC, a wholly–owned, indirect unrestricted subsidiary of Station, as borrower, entered into a $250 million delay-draw term loan which is collateralized by land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West in Las Vegas, Nevada (the “Land Loan”). The Land Loan contains no principal amortization and matures on February 7, 2011. At closing, $200 million was drawn with the remaining $50 million drawn in June 2008.  The proceeds were used to fund a distribution to Station, establish an interest reserve and pay transaction expenses. Borrowings under the Land Loan bear interest at LIBOR plus 5.5% per annum or at the Alternate Base Rate (as defined in the Land Loan) plus 4.5% per annum, which includes an additional 2% default rate, at the borrower’s election. The borrower is required to hedge the interest rate such that LIBOR will not exceed 6.5%. As a result, the borrower entered into two interest rate swap agreements with notional amounts of $200 million and $50 million in which the borrower pays a fixed LIBOR rate of 3.0% and 3.7%, respectively, and receives one-month LIBOR. These interest rate swaps were early terminated in November 2009 (see Note 5—Derivative Instruments).

The Land Loan contains a number of covenants that, among other things, restrict, subject to certain exceptions, the borrower’s ability to incur additional indebtedness; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends or make distributions; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; and fundamentally change its business.

In addition, the Land Loan requires the borrower to maintain a loan-to-value ratio of no more than 40% and also contains customary affirmative covenants and certain events of default.

During the first quarter of 2009, the lenders under the Land Loan, based on appraisals, indicated their opinion that the value of the collateral had likely decreased to the point that the loan-to-value ratio was no longer less than 40%, as required under the credit agreement, and thus an event of default had occurred under the credit agreement.

As a result of such event of default, lenders have become entitled to exercise remedies, including, among other things, the ability to declare the Land Loan and related accrued interest due and payable and to foreclose on the underlying collateral of the borrower which included land with a book value of $132.8 and 133.2 million at September 30, 2010 and December 31, 2009, respectively. In December 2009, the balance of the interest reserve account of $8.2 million was liquidated, and $8.0 million was applied as a principal reduction to the loan with the remainder applied to the swap termination settlement amount. In addition, the borrower did not make the November 2009 payments or any subsequent payments due on account of interest or the interest rate swap agreements. There is no recourse to the Company for any portion of the land loan that is not satisfied by the Borrower or the collateral. The Company is in discussions with the lenders regarding a restructuring of the Land Loan; however the Company can provide no assurance that it will be able to reach an agreement with the lenders. As a result the outstanding indebtedness related to the Land Loan has been classified as current in the accompanying consolidated balance sheets.

Subsequent to September 30, 2010, we did not make scheduled interest payments totaling $2.3 million on the Land Loan.

Credit Agreement

In connection with the Merger, Station, as borrower, entered into a new $900 million senior secured credit agreement (the “Credit Agreement”) consisting of a $650 million revolving facility (the “Revolver”) and a $250 million term loan (the “Term Loan”).

The maturity date for both the Term Loan and the Revolver is August 7, 2012 subject to a single 15-month extension (as further defined in the Credit Agreement). The Term Loan requires quarterly principal payments of $625,000. The Revolver contains no principal amortization. Borrowings under the Credit Agreement bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Credit Agreement), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolver, will vary quarterly based on our total debt to Adjusted EBITDA (as defined in the Credit Agreement).

As of September 30, 2010, the borrower’s margin above the Eurodollar Rate on borrowings under the Credit Agreement was 4.50%. As of September 30, 2010, the maximum margin for Eurodollar Rate borrowings was 4.50% and the maximum margin for Alternate Base Rate borrowings was 3.50%. As of September 30, 2010, the fee for any unfunded portion of the Revolver was 0.375%.

The Credit Agreement contains certain financial and other covenants.

These include a minimum interest coverage, a maximum total debt to Adjusted EBITDA (as defined in the Credit Agreement) ratio and a total senior secured debt to Adjusted EBITDA (as defined in the Credit Agreement) ratio.

For the quarters ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, and September 30, 2010, we were not in compliance with the financial covenants in the Credit Agreement. In addition, the filing of the Chapter 11 Case constitutes an event of default under the terms of the Credit Agreement resulting in an acceleration of the obligations thereunder, subject to the bankruptcy stay.

Senior and Senior Subordinated Notes

The indentures (the “Indentures”) governing our $2.3 billion in aggregate principal amount of senior and senior subordinated notes (the “Notes”) contain certain customary financial and other covenants, which limit our and our subsidiaries’ ability to incur additional debt.

We have not made scheduled interest payments on the Company’s $450 million 6 1/2% Senior Subordinated Notes due February 1, 2014 (the “2014 Subordinated Notes”), $400 million 7 3/4% Senior Notes due August 15, 2016 (the “2016 Senior Notes”), $700 million 6 7/8% Senior Subordinated Notes due 2016 (the “2016 Subordinated Notes”), $300 million 6 5/8% Senior Subordinated Notes due 2018 (the “2018 Subordinated Notes”) or $450 million 6% Senior Notes due 2012 (the “2012 Senior Notes”) since February 1, 2009.

The grace periods with respect to the payment of interest on the 2014 Subordinated Notes, 2016 Senior Notes, 2016 Subordinated Notes, 2018 Subordinated Notes and 2012 Senior Notes have expired, resulting in an event of default under the indentures governing such indebtedness. In addition as a result of the filing of the Chapter 11 Case, the 2014 Subordinated Notes, 2016 Senior Notes, 2016 Subordinated Notes, 2018 Subordinated Notes and 2012 Senior Notes have been accelerated and are due and payable, subject to the bankruptcy stay.

Gain on Early Retirement of Debt

In January 2009, a wholly-owned subsidiary of the Company purchased $40.0 million in aggregate principal amount of our outstanding $700 million 6 7/8% Senior Subordinated Notes and $8.0 million in aggregate principal amount of our outstanding $450 million 6 1/2% Senior Subordinated Notes for approximately $1.5 million plus approximately $1.4 million in accrued interest. As a result, during the three months ended March 31, 2009, we recorded a gain on early retirement of debt of approximately $40.3 million, which is the difference between the reacquisition price and the net carrying amount of the extinguished debt including the face amount of the associated debt adjusted for the related unamortized discount and debt issuance costs.

Corporate Office Lease

In November 2007, we entered into a sale-leaseback agreement related to our corporate office building with a third-party real estate investment firm. We sold the corporate office building for approximately $70 million and subsequently entered into a lease with the purchaser for an initial period of

20 years with four options to extend the lease, each option for an extension of five years. An event of default under the sale leaseback agreement for the corporate office building occurred on October 26, 2009 as a result of the Chapter 11 Case not being dismissed within 90 days following the filing thereof, entitling the landlord to exercise its remedies thereunder, including, among other things, termination of the lease and acceleration of contractual rents. Annual lease payments increase approximately 1.2% annually to approximately $6.7 million in the final year of the original term. The lease also contains two options for us to repurchase the corporate office building, one option at the end of the fifth year of the lease term and a second option at the end of the tenth year of the lease term, which is considered continuing involvement under the authoritative guidance for accounting for sale-leaseback transactions involving real estate. Because of this continuing involvement, the sale-leaseback transaction is being accounted for as a financing transaction, with the sales proceeds recorded as a liability and the lease payments recorded as interest expense. In addition, we continue to include the corporate office building within property and equipment, net on our consolidated balance sheets and depreciate it according to our policy. During the three months ended September 30, 2010 and 2009, we recorded interest expense related to this lease of approximately $1.1 million and $1.3 million, respectively. During the nine months ended September 30, 2010 and 2009, we recorded interest expense related to this lease of approximately $3.8 million and $4.0 million, respectively. In September 2010, this lease was amended to reduce the annual lease payments by approximately 46%. The lease payments for the first twelve months of the amended lease will total approximately $2.9 million and will increase by approximately 1.25% annually to approximately $3.8 million in the final year of the original term. The amendment did not change the terms of the two options to repurchase the building. The amended lease was assumed by the Company with the authorization of the Bankruptcy Court. Minimum lease payments related to this lease for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, are approximately $4.6 million, $2.9 million, $3.0 million, $3.1 million and $3.2 million.

Fair Value of Long-term Debt

At September 30, 2010, the estimated aggregate fair value of our publicly traded debt securities is $0.4 million compared to a carrying amount of $2.25 billion. At December 31, 2009, the estimated aggregate fair value of our publicly traded debt securities was $138.3 million compared to a carrying amount of $2.25 billion. The fair value of our publicly traded debt securities is estimated based on quoted market prices, which is considered a Level 1 fair value measurement.

6. Derivative Instruments

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks.

To accomplish this objective, we primarily use interest rate swaps and interest rate caps as part of our cash flow hedging strategy. Interest rate swaps utilized as cash flow hedges involve the receipt of variable-rate payments in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. We do not use derivative financial instruments for trading or speculative purposes.

At September 30, 2010 we have a floating-to-fixed interest rate swap with a notional amount of $250 million, terminating in January 2011, which effectively converts a portion of our floating-rate debt to a fixed rate. This interest rate swap is not designated as a hedging instrument and as a result, gains or losses resulting from the change in fair value of this swap are recognized in earnings in the period of the change. As a result of the Chapter 11 Case, this swap is classified in liabilities subject to compromise in the accompanying condensed consolidated balance sheets, and in accordance with ASC Topic 852, the liability is carried at the expected amount of the allowed claim, which approximates the fair value of the swap without adjustments for non-performance risk. Fluctuations in interest rates can cause the fair value of our derivative instruments to change each reporting period. While we attempt to predict such movements in interest rates and impact on derivative instruments, such estimates are subject to a large degree of variability which could have a significant impact on our consolidated financial statements. As of September 30,

2010, we paid a weighted–average fixed rate of approximately 3.0% and received one-month LIBOR which approximated 0.3% on this interest rate swap.

During the three months ended March 31, 2010 and the year ended December 31, 2009, several derivative instruments were early terminated by us and our 50% owned joint ventures. In certain instances these early terminations resulted in balance sheet adjustments and in reclassifications of deferred losses, net of tax, from accumulated other comprehensive income (loss) into operations.

Disclosures related to these transactions have been included in our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, and in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2009.

The activity in deferred gains (losses) on derivatives included in accumulated other comprehensive loss is as follows (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Deferred losses on derivatives included in accumulated other comprehensive loss, beginning balance	$—	$(5,081)	$(1,985)	$(8,414)
Gains recognized in other comprehensive loss on derivatives (effective portion), net of tax	—	—	—	1,286
Losses reclassified from other comprehensive income into income (effective portion) in change of fair value of derivative instruments	—	811	—	2,601
Losses reclassified from other comprehensive income into income as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	—	—	1,985	257
Deferred losses on derivatives included in accumulated other comprehensive loss, ending balance	$—	$(4,270)	$—	$(4,270)

In accordance with ASC Topic 852, Reorganizations, the Debtors’ interest rate swap liabilities are classified as liabilities subject to compromise in our condensed consolidated balance sheets as of September 30, 2010 and December 31, 2009. These interest rate swap liabilities are adjusted to the expected amounts of the allowed claims, which are different than the prepetition carrying amounts of these liabilities as a result of changes in the fair values of these instruments. Gains and losses resulting from adjustments to the carrying values of swap liabilities subject to compromise are recorded in reorganization items in the accompanying condensed consolidated statements of operations.

Presented below are the effects of derivative instruments on our condensed consolidated statements of operations (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Amounts included in change in fair value of derivative instruments:
Gains from interest rate swaps	$—	$1,917	$—	$35,922
(Losses) gains from interest rate cap	—	62	(42)	472
Net (losses) gains for derivatives not designated as hedging instruments	—	1,979	(42)	36,394
Losses reclassified from other comprehensive income into income (effective portion)	—	(500)	—	(1,334)
Total derivative gains (losses) included in change in fair value of derivative instruments	—	1,479	(42)	35,060
Amounts included in reorganization items:
Gains (losses) from interest rate swaps	1,447	(94,015)	(4,375)	(94,015)
Amounts included in interest and other expense from joint ventures:
(Losses) gains for derivatives not designated as hedging instruments	—	(231)	(22,221)	2,679
Losses reclassified from other comprehensive income into income (effective portion)	—	(749)	(386)	(2,669)
Losses reclassified from accumulated other comprehensive income into income as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	—	—	(2,667)	(394)
Total derivative (losses) gains included in interest and other expense from joint ventures	—	(980)	(25,274)	(384)
Total derivative gains (losses) included in condensed consolidated statements of operations	$1,447	$(93,516)	(29,691)	$(59,339)

The difference between amounts received and paid under our interest rate swap agreements, as well as any costs or fees, is recorded as an addition to, or reduction of, interest expense as incurred over the life of the interest rate swaps.

The net effect of the interest rate swaps and interest rate cap resulted in an increase in interest expense of approximately $1.7 million and $21.0 million for the three months ended September 30, 2010 and 2009, respectively, and approximately $5.1 million and $60.4 million for the nine months ended September 30, 2010 and 2009, respectively. In addition, our proportionate share of the net effect of interest rate swaps of our 50% owned joint ventures is reflected as an increase or decrease in interest and other expense from joint ventures in our condensed consolidated statements of operations, and totaled approximately $30,000 and $7.4 million for the three months ended September 30, 2010 and 2009, respectively, and approximately $27.1 million and $12.0 million for the nine months ended September 30, 2010 and 2009, respectively.

The fair values of our outstanding derivative instruments are recorded in our condensed consolidated balance sheets as follows (amounts in thousands):

	Fair Value at
Balance Sheet Classification	September 30, 2010	December 31, 2009
	(unaudited)
Derivatives not designated as hedging instruments:
Interest rate swaps (a):
Liabilities subject to compromise	$146,169	$141,793
Accrued expenses and other current liabilities	8,937	8,937
Total liability derivatives	$155,106	$150,730
Interest rate cap:
Other assets, net	$—	$42
Total asset derivatives	$—	$42

(a)           Includes termination values of interest rate swaps that were terminated during the fourth quarter of 2009.

7. Fair Value Measurements

The Company measures the fair value of its derivative instruments, deferred compensation assets and liabilities, and available-for-sale securities on a recurring basis pursuant to ASC Topic 820, Fair Value Measurements and Disclosures, which utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs include inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable, and include situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents information about our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (amounts in thousands, unaudited):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2010
Assets
Company-owned life insurance—deferred compensation	$—	$20,401	$—	$20,401
Interest rate caps	—	—	—	—
Available-for-sale securities	279	—	—	279
Total assets measured at fair value on a recurring basis	$279	$20,401	$—	$20,680
Liabilities
Liabilities subject to compromise:
Interest rate swap	$—	$2,166	$—	$2,166
Deferred compensation liabilities	1,100	—	—	1,100
Total liabilities measured at fair value on a recurring basis	$1,100	$2,166	$—	$3,266

The fair values of Company–owned life insurance deferred compensation assets are based on quotes for like instruments with similar credit ratings and terms. The fair values of available-for-sale securities and deferred compensation liabilities are based on quoted prices in active markets. The fair values of interest rate swaps and interest rate caps are based on quoted market prices from various banks for similar instruments. These quoted market prices are based on relevant factors such as the contractual terms of our interest rate swap agreements and interest rate curves and are adjusted for the non-performance risk of either us or our counterparties, as applicable. Certain interest rate swaps previously accounted for at fair value have been terminated early, and as a result, are no longer accounted for at fair value on a recurring basis.

The Company’s remaining interest rate swap liability that is measured at fair value on a recurring basis has been reclassified to liabilities subject to compromise as a result of the Chapter 11 Case.

In accordance with ASC Topic 852, this liability is carried at the expected amount of the allowed claim, which approximates its fair value, and as such, its carrying amount no longer includes an adjustment for non-performance risk.

8. Stockholders’ Equity

Other Comprehensive Income

ASC Topic 220, Comprehensive Income requires companies to disclose other comprehensive income (loss) and the components of such income (loss).

Comprehensive income (loss) is the total of net income (loss) and all other non-stockholder changes in equity, and includes unrealized gains (losses) on available-for-sale securities and the amortization of unrecognized pension and postretirement benefit plan liabilities. In addition, comprehensive income (loss) includes recognition of deferred mark-to-market adjustments on interest rate swaps that were previously designated as hedging instruments, as well as our

50% share of deferred mark-to-market adjustments on interest rate swaps previously designated as hedging instruments at Green Valley Ranch and Aliante Station. Comprehensive loss was computed as follows (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Net loss	$(265,824)	$(455,400)	$(388,972)	$(554,440)
Mark-to-market valuation of interest rate swaps, net of tax	—	812	1,985	4,144
Unrealized gains (losses) on available-for-sale securities, net of tax	37	68	(75)	204
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	(11)	(10)	(31)	(30)
Comprehensive loss	$(265,798)	$(454,530)	$(387,093)	$(550,122)

The components of accumulated other comprehensive income (loss) are as follows (amounts in thousands):

	September 30, 2010	December 31, 2009
	(unaudited)
Mark-to-market valuation of interest rate swaps of joint ventures, net of tax	$—	$(1,985)
Unrealized loss on available-for-sale securities, net of tax	(160)	(85)
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	1,117	1,148
Accumulated other comprehensive income (loss)	$957	$(922)

During the three months ended March 31, 2010, the Green Valley Ranch interest rate swap was early terminated and as a result, the remaining balance of deferred losses, net of tax, in accumulated other comprehensive loss was reclassified to operations.

9. Share-Based Compensation

Long-term incentive compensation is provided in the form of non-voting limited liability company membership interests in FCP and Fertitta Partners pursuant to the Second Amended and Restated Operating Agreement of Fertitta Colony Partners and the Amended and Restated Operating Agreement of Fertitta Partners, respectively (collectively “the Operating Agreements”). The Operating Agreements allow certain officers and members of management of the Company to participate in the long-term growth and financial success of the Company through indirect ownership of Class B Units and direct ownership of Class C Units in FCP and Fertitta Partners. The purpose is to promote the Company’s long-term growth and profitability by aligning the interests of the Company’s management with the interests of the owners of the Company and by encouraging retention.

Upon the consummation of the Merger and during the year ended December 31, 2008, certain members of management were awarded indirect ownership of Class B Units and direct ownership of Class C Units in each of FCP and Fertitta Partners. The Class C Units include certain call and put provisions as defined in the Operating Agreements, such that under certain circumstances, within ninety days after termination, in certain cases, of the Class C Unit holder’s employment with Station, FCP and Fertitta Partners can call the Class C Units and the employee that holds the Class C Units can put the Class C Units back to FCP and Fertitta Partners. The conditions that could result in the employee putting the Class C Units back to FCP and Fertitta Partners are either contingent or within the control of the issuer.

At September 30, 2010, we had unearned share-based compensation of approximately $31.2 million associated with Class B Units and Class C Units which was originally expected to be recognized through September 2013. Should the Class B Units and Class C Units be cancelled as a result of the Chapter 11 proceedings, the remaining unearned share-based compensation will be recognized upon cancellation. During the three and nine months ended September 30, 2010 and 2009, respectively, there were no Class B Units or Class C Units granted.

The following table shows the classification of share-based compensation expense within the accompanying condensed financial statements (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Total share-based compensation	$3,376	$2,925	$10,302	$10,136
Less compensation costs capitalized	(59)	(59)	(177)	(178)
Less reimbursed compensation costs	—	63	—	—
Share-based compensation recognized as expense	$3,317	$2,929	$10,125	$9,958
Casino	$34	$(310)	$103	$(144)
Selling, general and administrative	398	362	1,583	1,566
Corporate	2,083	2,082	6,108	6,140
Development and preopening	802	827	2,331	2,396
Earnings from joint ventures	—	(32)	—	—
Share-based compensation recognized as expense	3,317	2,929	10,125	9,958
Tax benefit	(1,161)	(1,025)	(3,544)	(3,485)
Share-based compensation expense, net of tax	$2,156	$1,904	$6,581	$6,473

10. Future Development

Las Vegas Development

Rancho Road

In December 2006, we entered into an amended and restated operating agreement with FBLV Holding Company LLC (“FBLV”). Pursuant to the amended and restated operating agreement, the parties contributed approximately 52 acres (with approximately 20 acres contributed by us for our 50% ownership and approximately 32 acres contributed by FBLV for their 50% ownership) of improved and unimproved real property located along Rancho Road south of Palace Station in Las Vegas, Nevada into a joint venture. The timing, cost and scope of the development of this project have yet to be determined. Through September 30, 2010, we have contributed an additional $46.8 million to fund the acquisition of additional property as well as design and development costs.

Effective January 1, 2010, a portion of the assets of Rancho Road were contributed to Richfield Homes, a new joint venture formed by the members of Rancho Road. Station is a 50% owner of Richfield Homes.

In early November 2010, Rancho Road and Richfield Homes disposed of substantially all of their assets. In connection with the asset disposal, the Company received a distribution of $3.5 million. These entities are expected to be dissolved during the three months ended December 31, 2010, and as a result of the deficit carrying value of our investment in Rancho Road, we expect to recognize a gain on disposal for the three months ended December 31, 2010.

Native American Development

The Federated Indians of Graton Rancheria

Station has entered into Development and Management Agreements with the Federated Indians of Graton Rancheria (the “FIGR”), a federally recognized Native American tribe. Pursuant to those agreements, Station will assist the FIGR in developing and operating a gaming and entertainment project (the “Project”) to be located just west of Rohnert Park in Sonoma County, California. The FIGR selected Station to assist them in designing, developing and financing their Project and, upon opening, Station will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the date of the opening of the Project and Station will receive a management fee equal to 24% of the facility’s net income in years 1 through 4 and 27% of the facility’s net income in years 5 through 7. Station will also receive a development fee equal to 2% of the cost of the Project upon the opening of the facility.

In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. In October 2010, 254 acres of land was taken into trust in connection with the Project. Station owns  an additional 34 acres of land held for development near the project site.

On May 7, 2008, the Department of Interior (“DOI”) published in the Federal Register a Notice of Final Agency Determination (the “Determination”) to take certain land into trust for the benefit of the FIGR. The publication commenced a thirty-day period in which interested parties could seek judicial review of the Determination. On June 6, 2008, the Stop The Casino 101 Coalition and certain individuals filed a complaint (the “Complaint”) in the United States District Court for the Northern District of California seeking declaratory and injunctive relief against the DOI and officials of the DOI. The Complaint sought judicial review of the Determination. On November 17, 2008, the federal defendants and the FIGR filed their respective motions to dismiss the complaint for lack of jurisdiction and failure to state a claim. In response, the plaintiffs filed a motion for leave to amend their complaint which was granted on January 26, 2009. The DOI and the FIGR filed motions to dismiss the amended complaint on February 20, 2009, and on March 27, 2009, a hearing was held to argue such motions. On April 21, 2009, the DOI and FIGR’s motions to dismiss were granted. On June 8, 2009, the plaintiffs filed an appeal (the “Appeal”) in the United States Court of Appeals for the Ninth Circuit (the “Court of Appeals”), and the DOI agreed to voluntarily stay the taking of the site into trust pending resolution of the Appeal. The plaintiffs filed their opening briefs on October 26, 2009. On November 4, 2009, the DOI filed an unopposed motion to expedite the oral argument. The DOI and FIGR then filed their answering briefs on November 25, 2009. The plaintiffs responded by filing reply briefs on December 28, 2009. The court clerk initially rejected the motion to expedite oral arguments, but following FIGR’s motion for reconsideration, the court scheduled oral arguments for April 15, 2010. Oral arguments were heard on April 15, 2010, and on June 3, 2010, the Court of Appeals affirmed the district court’s dismissal of the Complaint. On July 19, 2010, the plaintiffs filed a petition for rehearing en banc. The Court of Appeals denied plaintiffs’ petition on August 11, 2010.

On October 1, 2010, the Bureau of Indian Affairs of the U.S. Department of the Interior (the “BIA”) accepted approximately 254 acres of land owned by Station into trust on behalf of the FIGR for the development of the Project by Station and the FIGR. In connection with the development of the Project, it is expected that the FIGR will enter into a memoranda of understanding with, among others, Sonoma County, California and the California Department of Transportation relating to mitigation measures such as contributions toward the costs for infrastructure improvements and public services required as a result of the development and operation of the planned Project.

On February 19, 2009, a Notice of Availability of a Final Environmental Impact Statement (the “EIS”) was filed in the Federal Register. On October 1, 2010, the National Indian Gaming Commission (the “NIGC”) informed Station and the FIGR that the NIGC approved the management agreement by and between the FIGR and the Company’s wholly-owned subsidiary, SC Sonoma Management, LLC (“SC Sonoma”), for Class II gaming at the planned facility. Class II gaming includes games of chance such as bingo, pull-tabs, tip jars and punch boards (and electronic or computer-aided versions of such games), and non-banked card games. The FIGR and SC Sonoma may also pursue approval of Class III gaming, which would permit casino-style gaming, at the planned facility. Class III gaming would require an approved compact with the State of California and approval by the NIGC of a modification to the existing management agreement, or a new management agreement, permitting Class III gaming. On October 15, 2010, the NIGC published notice in the Federal Register that it had issued the Record of Decision approving the Environmental Impact Statement for the Project, thereby completing the environmental process for the Project.

Prior to obtaining third-party financing, Station will contribute significant financial support to the Project. Through September 30, 2010, Station has advanced approximately $146.7 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project. Funds advanced by Station are expected to be repaid from the proceeds of the project financing or from the FIGR’s gaming revenues. In addition, Station has agreed to pay approximately $11.3 million upon achieving certain milestones, which will not be reimbursed. Through September 30, 2010, approximately $2.0 million of these payments had been made and were expensed as incurred. The timing and feasibility of the project are dependent upon the receipt of the necessary governmental and regulatory approvals. Station will contribute significant financial support to the project, even though there can be no assurances as to when or if the necessary approvals will be obtained.

Gun Lake Tribe

On November 13, 2003, Station agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company (“MPM”). Concurrently with its agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe (“Gun Lake”), entered into amended Development and Management Agreements, pursuant to which MPM agreed to assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan.  The project is being developed on approximately 147 acres on U.S, Highway 131 and 129th Avenue, approximately 25 miles south of Grand Rapids, Michigan and 27 miles north of Kalamazoo, Michigan. As currently contemplated, the project will include approximately 1,400 slot machines, 28 table games and various dining options. Construction of the project began in September 2009 and includes the conversion of a portion of an existing 192,000 square-foot building into support space for the casino and entertainment facility.

On July 29, 2005, MPM and Gun Lake entered into amended and restated Development and Management Agreements.  Station agreed to pay $6.0 million for its 50% interest in MPM, which was payable upon achieving certain milestones and is not reimbursable. As of September 30, 2010, payments totaling $6.0 million had been made and were expensed as incurred. An additional $12.0 million in total may be paid by Station in years six and seven of the seven-year term of the Sixth Amended and Restated Management Agreement, subject to certain contingencies. Under the terms of the Sixth Amended and Restated Development Agreement, Station agreed to arrange financing for the ongoing development costs and construction of the project. Through September 30, 2010, we have advanced approximately $65.1 million toward the development of this project, primarily to complete the environmental assessment, pay legal and consulting fees, and secure real estate for the project, which is included on our consolidated balance sheets. As of September 30, 2010, $42.8 million of advances have been repaid from the proceeds of the project financing, and $2.0 million in project advances have been forgiven under the terms of the Sixth Amended and Restated Management Agreement (the “Gun Lake Management Agreement”). The remaining advances are expected to be repaid from Gun Lake’s gaming revenues. The Gun Lake Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project’s net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, Station’s portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

On March 9, 2007, Gun Lake and the State of Michigan entered into a tribal-state Class III gaming compact. The compact was approved by the Michigan Legislature in February 2009 and became effective upon approval of the Secretary of the Interior and publication in the Federal Register in April 2009. On July 15, 2010, the NIGC provided MPM and Gun Lake with notice of approval of the Gun Lake Management Agreement.

In July 2010, Gun Lake completed a $165 million third-party construction financing facility (“Gun Lake Financing”), which Station assisted them in obtaining in connection with the Development Agreement. A subsidiary of Station, SC Michigan, LLC (“SC Michigan”), provided $15 million of cash collateral to secure a limited completion guaranty and keep well obligation in connection with the Gun Lake Financing. The $15 million remains property of SC Michigan unless it is used to satisfy the completion guaranty requirements in the Gun Lake Financing, at which time it will be converted to a loan payable by Gun Lake to SC Michigan. SC Michigan deposited the $15 million into a restricted cash account under the control of the lenders to the Gun Lake Financing. As a result, in July 2010 SC Michigan and MPM received approximately $42.8 million representing a partial repayment of project advances. SC Michigan received $39.3 million and used all of these funds to repay advances from a subsidiary of Station. The remainder of advances on this project is expected to be repaid from the operations of the project, which is expected to open in the first quarter of 2011. Station will continue to advance certain other development costs to Gun Lake, as required by the Development Agreement, until the opening of the casino.

MPM is considered a variable interest entity under the provisions of ASC Topic 810, Consolidation.  Under the terms of the MPM Operating Agreement, Station is required to provide the majority of MPM’s financing.  At September 30, 2010, Station’s loans to MPM total approximately $13.1 million and financing provided by MPM’s other members, investors and banks totals approximately $5.4 million. The creditors of MPM have no recourse to the general credit of Station. Based on a qualitative analysis, we believe Station directs the most significant activities that impact MPM’s economic performance and has the right to receive benefits and the obligation to absorb losses that could potentially be significant to MPM, therefore we believe Station is the primary beneficiary of MPM as defined in ASC Topic 810.  As a result, we consolidate MPM in our condensed consolidated financial statements. The following table sets forth the carrying amounts of the assets and liabilities of MPM included in our condensed consolidated balance sheet (amounts in thousands, unaudited):

September 30, 2010
Assets:
Intangible assets, net	$24,000
Native American development costs	22,283
Total assets	$46,283
Liabilities:
Accrued interest.	$53
Due to Station Casinos, Inc.	13,111
Current portion of long-term debt	35
Long-term debt, less current portion	5,352
Total liabilities	$18,551

Mechoopda Indian Tribe

We have entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the “MITCR”), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the MITCR in developing and operating a gaming and entertainment facility to be located on a portion of an approximately 650-acre site in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the MITCR’s gaming revenues. Through September 30, 2010, we have advanced approximately $11.9 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project. In addition, we have agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. Through September 30, 2010, $50,000 of these payments had been made and were expensed as incurred. Although the Company continues to fund advances to MITCR, given the recent recession and thus the revised expected potential of the project, as of September 30, 2010 the Company has fully impaired the associated long-term asset. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility’s net income. As currently contemplated, the facility will include slot machines, table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

On January 17, 2008, the BIA issued a Finding of No Significant Impact with respect to the proposed project. A Finding of No Significant Impact is a document briefly presenting the reasons why an action will not have a significant effect on the human environment and for which an environmental impact statement therefore will not be prepared. On May 8, 2008, the DOI published in the Federal Register a Notice of Final Agency Determination (the “Determination”) to take certain land into trust for the benefit of MITCR. On March 26, 2008, Butte County, California (the “Plaintiff”) filed a complaint in the United States District Court for the District of Columbia (the “District Court”) seeking declaratory and injunctive relief against the NIGC. On May 19, 2008, the Plaintiff filed a first amended complaint (the “Amended Complaint”) in the District Court seeking declaratory and injunctive relief against the NIGC, the DOI and officials of the DOI. The Amended Complaint sought judicial review of the Determination and the NIGC’s approval of the tribal-gaming ordinance. On May 13, 2008, MITCR filed a motion to intervene in that lawsuit which was granted by the District Court on June 16, 2008. On June 30, 2008, MITCR filed an answer to the Amended Complaint. On September 12, 2008, the U.S. Department of Justice on behalf of the NIGC and DOI, and MITCR each filed a motion to dismiss the Plaintiff’s Amended Complaint. The Plaintiff’s opposition to MITCR’s motion to dismiss and the Plaintiff’s dispositive motion were filed on October 24, 2008, and the NIGC, DOI and MITCR briefs concerning the dispositive motions were filed on December 8, 2008. Oral arguments were heard by the District Court on February 13, 2009. On April 13, 2009, the District Court granted the DOI and MITCR’s motion to dismiss. On May 13, 2009, the Plaintiff filed an appeal in the United States Court of Appeals for the District of Columbia in Washington D.C. (the “D.C. Court of Appeals”). The Plaintiff’s brief was filed on September 14, 2009, and the MITCR and DOI’s briefs were filed October 14, 2009. The Plaintiff’s reply brief was filed October 28, 2009, and oral arguments were held on December 10, 2009. On July 13, 2010, the D.C. Court of Appeals overturned the decision of the District Court and ruled that the Secretary’s Determination to take land into trust for the MITCR be set aside and remanded the case for further proceedings.

North Fork Rancheria of Mono Indian Tribe

We have entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians (the “Mono”), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, we will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have purchased, for the benefit of the Mono, a 305-acre parcel of land located on Highway 99 north of the city of Madera. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the Mono’s gaming revenues. Through September 30, 2010, we have advanced approximately $16.2 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on our consolidated balance sheets. In addition, we have agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed and will be expensed as incurred. Through September 30, 2010, none of these payments had been made. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility’s net income. As currently contemplated, the facility will include slot machines, table games, restaurants, a hotel and entertainment amenities. On August 6, 2010, the BIA published notice in the Federal Register that the environmental impact statement for the Mono’s casino and resort project has been finalized and is available for review. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, approval by the California Legislature of the gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC.

On April 28, 2008, the Mono and the State of California entered into a tribal-state Class III gaming compact. The compact is subject to approval by the California Legislature and, if approved, will regulate gaming at the Mono’s proposed gaming and entertainment project to be developed on the site. No assurances can be provided as to whether the California Legislature will approve the compact. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict, and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when, or if, these approvals will be obtained.

Land Held for Development

We have acquired certain parcels of land as part of future development activities.  Our decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of acceptable financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to proceed with any particular project.

As of September 30, 2010, we had $257.5 million of land held for development consisting primarily of eleven sites that are owned or leased, which includes 368 acres in the Las Vegas valley, 1,321 acres in northern California (including 254 acres taken into trust for the FIGR on October 1, 2010) and 200 acres in Reno, Nevada. The primary gaming-entitled land that we own in the Las Vegas valley consists of 77 acres of land (106 acres including those leased or under contract) on which the Wild Wild West is located and the surrounding area, 71 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 58 acres also located in southwest Las Vegas at the intersection of Town Center and Interstate 215, 45 acres in the master-planned community of Inspirada located in Henderson, Nevada, 61 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue of which we lease and have an option to purchase 2.5 acres, and 30 acres on Boulder Highway at the site formerly known as the Castaways Hotel Casino and Bowling Center.

In December 2008, we amended the lease and purchase agreement for the 19-acre parcel of land on which the Wild Wild West is located. Under the amended agreement, we have an option to purchase the land for a purchase price of $36 million. The amended lease also includes options to purchase the land in July 2023, 2044 and 2065 for a purchase price equal to fair market value as of July 2022, 2043 and 2064, respectively. No amounts related to these purchase options have been recorded on our consolidated balance sheets at September 30, 2010 or December 31, 2009.

Impairment Loss

During the three months ended September 30, 2010, it was determined that a triggering event, as described under the accounting guidance for impairment or disposal of long-lived assets, had occurred due to developments in our bankruptcy proceedings. As a result, we compared the estimated future cash flows for each land parcel, on an undiscounted basis, to its carrying value. In certain instances, the carrying value was higher and as such, we recorded an impairment loss of $97.7 million to write down the book value of the land to the fair values, which included a $49.6 million write-off of cancelled project costs. The fair values were calculated by management utilizing traditional real estate valuation techniques, primarily the sales comparison approach.

11. Asset impairments and write-downs and other charges, net

Included in our condensed consolidated statements of operations for the three and nine months ended September 30, 2010 and 2009 are various pretax charges related to impairments of goodwill, intangible assets and other assets, as well as write-downs and other charges, net. During the three months ended September 30, 2010, it was determined that a triggering event, as described under the accounting guidance for impairment or disposal of long-lived assets, had occurred due to developments in our bankruptcy proceedings. As a result, we compared the estimated future cash flows for our long-lived assets, on an undiscounted basis, to their carrying values. In certain instances, the carrying value was higher and as such, we recorded an impairment loss to write down the book value of the assets to their fair values. A description of our critical accounting policies related to the recognition of impairment losses can be found in Item 8 of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2009.

Write-downs and other charges, net includes various pretax charges to record losses on asset disposals and other non-routine transactions. The components of asset impairments and write-downs and other charges, net were as follows (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Impairment of goodwill (Note 3)	$60,386	$—	$60,386	$—
Impairments of other intangible assets and other assets:
Impairment of other intangible assets (Note 3)	$1,514	$—	$1,514	$—
Impairment of land held for development (Note 10)	97,707	—	97,707	—
Impairment of investments in joint ventures (Note 4)	16,267	—	16,267	—
Impairment of property and equipment (Note 2)	66,647	—	66,647	—
Other assets, net (a)	(362)	—	(362)	—
	$181,773	$—	$181,773	$—
Loss on disposal of assets, net	$86	$89	$279	$406
Loss (gain) on land disposition	—	—	(74)	5,066
Severance expense	1,092	2,496	1,689	2,920
Legal settlement	100	—	6,200	—
Write-off of cancelled debt offering fees	—	486	—	519
Lease termination	—	3,063	—	3,063
Write-downs and other charges, net	$1,278	$6,134	$8,094	$11,974

(a)           During the three months ended September 30, 2010, we recorded an impairment loss of $1.0 million related to a license right intangible, and in connection with this impairment, we also wrote off an associated net liability of approximately $0.4 million.

12. Reorganization Items

Reorganization items represent amounts incurred as a direct result of the Chapter 11 Cases and are presented separately in the condensed consolidated statements of operations. The components of reorganization items were as follows (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Professional fees and retainers	$22,578	$48,537	$73,488	$48,537
Write-off of debt discount and debt issuance costs	—	225,011	—	225,011
Adjustment of swap carrying values to expected amounts of allowed claims	(1,447)	94,015	4,375	94,015
Other	140	3,089	602	3,089
Reorganization items, net	$21,271	$370,652	$78,465	$370,652

Professional fees include financial, legal and other services directly associated with the reorganization process.

Cash payments for professional fees and retainers and other reorganization items for the three and nine months ended September 30, 2010 totaled $27.0 million and $62.5 million, respectively. Cash payments for professional fees and retainers and other reorganization items for the three and nine months ended September 30, 2009 totaled $50.8 million. For the three and nine months ended September 30, 2009 and in accordance with the accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code, the Company ceased amortization of debt discounts and deferred debt issuance costs related to the liabilities subject to compromise on the Petition Date. During the three and nine months ended September 30, 3009, we recorded losses of $185.7 million and $39.3 million, respectively, representing the write-off of unamortized debt discounts and debt issuance costs related to certain liabilities subject to compromise. The write-off of these amounts resulted in an adjustment of the net carrying value of the related liabilities to the expected amount of the allowed claims.

13. Retirement Plans

The components of the net periodic pension benefit cost related to the Supplemental Executive Retirement Plan and Supplemental Management Retirement Plan consist of the following (amounts in thousands, unaudited):

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Service cost	$426	$528	$1,280	$1,586
Interest cost	324	305	972	913
Amortization of prior service credit	(15)	(16)	(47)	(47)
Net periodic pension cost	$735	$817	$2,205	$2,452

14. Income Taxes

For the three months ended September 30, 2010 and 2009, our effective tax rates were 10.9% and (5.3%), respectively. The effective tax rates for the three and nine months ended September 30, 2010 differed from the prior year period as a result of fluctuations in our valuation allowance. For the nine months ended September 30, 2010 and 2009, our effective tax rates were 5.5% and (6.8%), respectively.

15. Commitments and Contingencies

Lukevich, Scott and St. Cyr Litigation

On February 4, 2008, Josh Lukevich, Cathy Scott and Julie St. Cyr filed a purported class action complaint against the Company and certain of its subsidiaries in the United States District Court for the District of Nevada, Case No. CV-00141 (the “Federal Court Action”). The plaintiffs are all former employees of the Company or its subsidiaries.  The complaint alleged that the Company and its subsidiaries (i) failed to pay its employees for all hours worked, (ii) failed to pay overtime, (iii) failed to timely pay wages and (iv) unlawfully converted certain earned wages. The complaint in the Federal Court Action sought, among other relief, class certification of the lawsuit, compensatory damages in excess of $5,000,000, punitive damages and an award of attorneys’ fees and expenses to plaintiffs’ counsel.

On October 31, 2008, the Company filed a motion for judgment on the pleadings. During a hearing on that motion, the United States District Court questioned whether it had jurisdiction to adjudicate the matter. After briefing regarding the jurisdiction question, on May 16, 2009, the United States District Court dismissed the Federal Court Action for lack of jurisdiction and entered a judgment in the Company’s favor. Subsequently, on July 21, 2009, the plaintiffs filed a purported class action complaint against the Company and certain of its subsidiaries in the District Court of Clark County, Nevada, Case No. A-09-595614-C (the “State Court Action”). The complaint in the State Court Action alleges substantially the same claims that were alleged in the complaint in the Federal Court Action.

On August 19, 2009, the corporate defendants, other than the Company, filed an answer responding to the complaint. Subsequently, on August 27, 2009, the corporate defendants, other than the Company, filed a motion to stay the State Court Action pending the resolution of the Company’s bankruptcy petition. That motion was granted on September 30, 2009.

On or about April 30, 2010, the Company and the plaintiffs reached an agreement to settle all claims asserted or that could have been asserted in the State Court Action. Under the terms of the settlement:

a.       Persons who were employed by the Company or its subsidiaries at any time between February 4, 2005 and January 28, 2009 will have an aggregate allowed $5 million general unsecured claim in the Company’s bankruptcy.

b.      The Company has set aside approximately $1.3 million in an interest-bearing bank account. After the deduction of fees, costs and other expenses associated with the settlement, the remaining proceeds will be distributed equally to all persons who were employed by the Company or its subsidiaries at any time between January 29, 2009 and the date of the preliminary approval of the settlement by the Bankruptcy Court.

On June 17, 2010, the State Court Action was removed to United States District Court for the District of Nevada by agreement of the parties.

On July 16, 2010, the Bankruptcy Court granted preliminary approval of the settlement, and directed the parties to provide notice to the current and former employees covered by the State Court Action of their right to object to the settlement and/or be excluded therefrom. No objections to the settlement were filed.

On October 26, 2010, the Bankruptcy Court granted final approval of the settlement. Under the terms of the settlement, the settlement funds will be distributed within 20 days from the date that the Bankruptcy Court’s final approval order becomes final and non-appealable.

An expense related to this legal settlement was accrued during the nine months ended September 30, 2010 and the related liability is classified in liabilities subject to compromise in the accompanying condensed consolidated balance sheet.

Bankruptcy Proceedings

On July 28, 2009, the Company and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under chapter 11 of title 11 of the United States Code. These cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the “Chapter 11 Case”). On February 10, 2010, GV Ranch Station, Inc., a wholly-owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley Ranch Resort Spa Casino (“Green Valley Ranch”), filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code. The Chapter 11 Case and the GV Ranch Station, Inc. chapter 11 case are collectively referred to as the “Chapter 11 Cases.”

On June 4, 2010 the Bankruptcy Court approved bidding procedures for the auction of certain assets of Station and the other Debtors, including Santa Fe Station, Texas Station, Fiesta Henderson, Fiesta Rancho and Native American gaming projects (the “New Opco Acquired Assets”). Pursuant to the approved bidding procedures, a newly-formed company (“Newco”), which is expected to be owned primarily by the mortgage lenders of FCP Propco, LLC (“Propco” and the “Propco Lenders”, respectively), Fertitta Gaming LLC, which is owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta (“Fertitta Gaming”), and, if certain options or warrants are exercised, an affiliate of Colony Capital, submitted a $772 million “stalking horse” bid to acquire the New Opco Acquired Assets. On August 6, 2010, the stalking horse bid submitted by Newco was declared the winning bid in the auction of the New Opco Acquired Assets. and the Company, certain of its subsidiaries and Newco entered into an asset purchase agreement with respect to the sale of such assets (the “Asset Purchase Agreement”) . The consummation of the sale of the New Opco Acquired Assets is subject to the satisfaction of conditions set forth in the Asset Purchase Agreement, including confirmation of the Debtors’ Joint Plan of Reorganization, described below, final approval of the sale by the Bankruptcy Court and receipt of required regulatory approvals. Following the consummation of the restructuring and the acquisition of the New Opco Acquired Assets, it is expected that subsidiaries of Fertitta Gaming will manage the Red Rock Casino Resort Spa, Palace Station, Boulder Station and Sunset Station (the “Propco Properties”) and the New Opco Acquired Assets pursuant to long term management contracts.

On July 28, 2010, the Debtors filed the First Amended Joint Plan of Reorganization for Station Casinos, Inc. and Its Affiliated Debtors (the “Joint Plan of Reorganization”) and an accompanying Disclosure Statement (the “Disclosure Statement”). The Bankruptcy Court entered an order approving the Disclosure Statement on July 29, 2010. The Bankruptcy Court entered an order confirming the Joint Plan of Reorganization on August 27, 2010.

Fertitta Gaming and a steering committee representing over 60% of the Company’s senior secured bank debt (the “Opco Lenders”) have entered into a restructuring support agreement pursuant to which, among other things: (a) the Opco Lenders agreed to support the Joint Plan of Reorganization and Newco’s stalking horse bid to purchase the New Opco Acquired Assets; and (b) the parties agreed to support a restructuring of Propco pursuant to which the Propco Properties would be acquired by the Propco Lenders.

In addition, the Debtors and the official committee of unsecured creditors (the “Unsecured Committee”) have entered into a stipulation (the “Stipulation”) pursuant to which the Unsecured Committee agreed, among other things, to refrain from engaging in certain litigation activity and recommend that all unsecured creditors of the Company vote to accept the Joint Plan of Reorganization, which provides that certain unsecured creditors of the Company will receive certain (i) warrants exercisable for equity interests in Newco and (ii) rights to participate in a rights offering (“Rights Offering”) and certain other equity offerings contemplated to be conducted by Newco. In connection with the execution of the Stipulation, certain holders of the Company’s unsecured notes have committed, subject to the satisfaction of certain conditions, to purchase up to $100 million, in the aggregate, of equity interests contemplated to be issued by Newco in the Rights Offering and certain other equity offerings by Newco if such equity interests are not otherwise purchased in such offerings.

This report is not intended to be, and should not in any way be construed as, a solicitation of votes on the Joint Plan of Reorganization. The Joint Plan of Reorganization and the Disclosure Statement have been filed with the Bankruptcy Court and were filed with the Securities and Exchange Commission by the Company on its Current Report on Form 8-K dated July 28, 2010, which is publicly available at http://www.sec.gov. The Company concluded its solicitation of acceptance of the Joint Plan of Reorganization and received its confirmation from the Bankruptcy Court on August 27, 2010. Although the Joint Plan of Reorganization was confirmed by the Bankruptcy Court on August 27, 2010, there can be no assurance that the transactions contemplated by the Asset Purchase Agreement or the Joint Plan of Reorganization will be consummated.

Other than GV Ranch Station, Inc., which manages and operates one of the Company’s 50% owned hotel/casino properties, the Company’s direct and indirect subsidiaries that operate its hotel and casino properties have not filed for bankruptcy relief and continue to operate their businesses in the ordinary course. As required by the Asset Purchase Agreement, however, the Debtors anticipate filing Chapter 11 cases for their subsidiaries following confirmation of the Joint Plan of Reorganization to the extent required to implement and facilitate the sale and related restructuring transactions.

The Debtors continue to conduct their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

On February 10, 2010, the Company’s wholly owned subsidiary, GV Ranch Station, Inc. (“GV Ranch”), filed a Voluntary Petition for Chapter 11 Protection in the United States Bankruptcy Court, District of Nevada, Case No. 10-50381-gwz. GV Ranch and its joint venture partner, GCR Gaming, LLC (“GCR”), each own a 50% equity interest in Green Valley Ranch Gaming, LLC, an entity that holds as its asset the Green Valley Ranch Resort and Casino, located in Henderson Nevada.

Nevada Sales and Use Tax

In March 2008, in the matter captioned Sparks Nugget, Inc. vs. State ex rel. Department of Taxation, the Nevada Supreme Court ruled that food and non-alcoholic beverages purchased for use in complimentary meals provided to employees and patrons are not subject to Nevada use tax. We have filed refunds for the periods from April 2000 through February 2008. The amount subject to these refunds is approximately $15.3 million plus interest. Any amount refunded to us would be reduced by a contingent fee owed to a third party advisory firm. In April 2008, the Department of Taxation filed a motion for rehearing of the Supreme Court’s decision, and in July 2008, the Nevada Supreme Court denied the Department of Taxation’s motion for rehearing. The Department of Taxation subsequently took the position that these purchases are subject to Nevada sales tax. Accordingly, we have not recorded a receivable related to a refund for the previously paid use tax on these purchases in the accompanying consolidated balance sheets as of September 30, 2010 and December 31, 2009, respectively. However, we began claiming this exemption on sales and use tax returns for periods subsequent to February 2008 given the

Nevada Supreme Court decision. In March 2010, the Department of Taxation issued a $12.7 million sales tax assessment, plus interest of $8.2 million, related to these food costs. We have not accrued a liability related to this assessment because we do not believe the Department of Taxation’s position has any merit, and therefore we do not believe it is probable that we will owe this tax. The sales tax assessment and the refund cases have been appealed to the Administrative Law Judge of the Nevada Department of Taxation and a hearing date has not yet been set.

16. Debtor Condensed Combined Financial Statements

As discussed in Note 1, on July 28, 2009, the Company and certain of its affiliates filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, under chapter 11 of title 11 of the United States Code, and on February 10, 2010, GV Ranch Station, Inc., a wholly–owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley Ranch filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code.

The following condensed combined balance sheets as September 30, 2010 and December 31, 2009, condensed combined statements of operations for the three and nine months ended September 30, 2010 and for the period July 28, 2009 through September 30, 2009, and condensed combined statements of cash flows for the nine months ended September 30, 2010 and for the period July 28, 2009 through September 30, 2009 present the post-petition financial condition, results of operations, and cash flows on a combined basis for Station Casinos, Inc. and its wholly owned subsidiaries that are debtors in the Chapter 11 Cases. The debtor entities included in the following condensed combined financial statements are Station Casinos, Inc., FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC, Reno Land Holdings, LLC, and GV Ranch Station, Inc.

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED BALANCE SHEETS

(amounts in thousands, except share data)

	September 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,462	$2,283
Restricted cash	177,149	95,783
Receivables, net	30	24,373
Inventories	9	12
Prepaid expenses	5,500	5,567
Total current assets	187,150	128,018
Property and equipment, net	1,795,859	1,832,068
Intangible assets, net	4,975	5,975
Land held for development	24,191	24,192
Investments in subsidiaries	2,568,132	2,923,274
Other assets, net	38,554	69,137
Total assets	$4,618,861	$4,982,664
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Debtor-in-possession financing	$422,533	$193,151
Accounts payable	1,047	544
Accrued interest payable	58	3,818
Due to affiliates	538	—
Accrued expenses and other current liabilities	31,051	22,856
Total current liabilities	455,227	220,369
Intercompany payables to non-debtors, net	685,307	934,789
Investment in joint ventures, deficit	26,561	—
Deferred income tax, net	102,283	123,828
Other long-term liabilities, net	5,849	6,957
Total liabilities not subject to compromise	1,275,227	1,285,943
Liabilities subject to compromise	6,055,813	6,032,109
Total liabilities	7,331,040	7,318,052
Commitments and contingencies
Stockholders’ deficit:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417	417
Additional paid-in capital	2,961,333	2,951,031
Accumulated other comprehensive income (loss)	957	(922)
Accumulated deficit	(5,673,214)	(5,285,914)
Total Station Casinos, Inc. stockholders’ deficit	(2,710,507)	(2,335,388)
Noncontrolling interest	(1,672)	—
Total stockholders’ deficit	(2,712,179)	(2,335,388)
Total liabilities and stockholders’ deficit	$4,618,861	$4,982,664

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(amounts in thousands)

(unaudited)

	Three months ended September 30, 2010	Nine months ended September 30, 2010	The period July 28 - September 30, 2009
Operating revenues:
Other	$62,448	$187,497	$44,404
Management fees	5,855	16,850	4,355
Total revenues	68,303	204,347	48,759
Operating costs and expenses:
Corporate, selling, general and administrative expenses	9,825	30,017	2,396
Development	1,157	3,914	418
Depreciation and amortization	12,732	37,360	8,626
Impairment, write-downs and other charges, net	4,697	11.124	3,827
	28,411	82,415	15,267
Operating income	39,892	121,932	33,492
Equity in losses of non-debtor subsidiaries	(289,692)	(357,071)	(35,839)
Equity in earnings of joint ventures	1,853	7,540	—
Operating income and equity in losses of subsidiaries and joint ventures	(247,947)	(227,599)	(2,347)
Other expense:
Interest expense, net	(22,397)	(67,224)	(23,641)
Interest and other expense from joint ventures	(6,701)	(38,302)	—
Change in fair value of derivative instruments	—	(42)	9,626
	(29,098)	(105,568)	(14,015)
Loss before reorganization items and income taxes	(277,045)	(333,167)	(16,362)
Reorganization items, net	(21,271)	(78,465)	(370,652)
Loss before income taxes	(298,316)	(411,632)	(387,014)
Income tax benefit (provision)	32,492	22,660	(37,478)
Net loss	(265,824)	(388,972)	(424,492)
Less: net loss applicable to noncontrolling interests	(1,672)	(1,672)	—
Net loss applicable to Station Casinos, Inc. stockholders	$(264,152)	$(387,300)	$(424,492)

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Nine months ended September 30, 2010	The period July 28 - September 30, 2009
Cash flows from operating activities:
Net loss	$(388,972)	$(424,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	37,360	8,626
Change in fair value of derivative instruments	42	(9,626)
Impairments, write-downs and other charges, net	3,783	149
Share-based compensation	10,125	2,329
Equity in losses of non-debtor subsidiaries, net of tax	261,459	23,295
Equity in losses of joint ventures	30,762	—
Reorganization items	78,465	370,652
Changes in assets and liabilities:
Restricted cash	(81,366)	(20,437)
Receivables, net	24,343	(3,441)
Intercompany payables, net	(135,651)	(50,264)
Inventories and prepaid expenses	70	(2,605)
Deferred income tax	(10,622)	21,764
Accounts payable	496	(125)
Accrued interest	842	(860)
Accrued expenses and other current liabilities	7,013	57,586
Other, net	1,664	(1,646)
Total adjustments	228,785	395,397
Net cash used in operating activities before reorganization items	(160,187)	(29,095)
Net cash used for reorganization items	(62,480)	(50,790)
Net cash used in operating activities	(222,667)	(79,885)
Cash flows from investing activities:
Capital expenditures	(4,780)	(856)
Distributions from subsidiaries	2,148	515
Other, net	(2,894)	(1,318)
Net cash used in investing activities	(5,526)	(1,659)
Cash flows from financing activities:
Borrowings under DIP Facility	120,473	81,000
Borrowings under Unsecured Revolving Loan Promissory Note	108,909	—
Borrowings under Credit Agreement with maturity dates less than three months, net	2,870	—
Payments under Term Loan with maturity dates greater than three months	(1,875)	(625)
Other, net	(5)	—
Net cash provided by financing activities	230,372	80,375
Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	2,179	(1,169)
Balance, beginning of period	2,283	2,157
Balance, end of period	$4,462	$988

17. Subsequent Events

On October 1, 2010, the BIA accepted approximately 254 acres of land owned by Station into trust on behalf of the FIGR for the development of the Project by Station and the FIGR.

On October 26, 2010, the Bankruptcy Court granted final approval of the Lukevich, Scott and St. Cyr Litigation settlement. Under the terms of the settlement, the settlement funds will be distributed within 20 days from the date that the Bankruptcy Court’s final approval order becomes final and non-appealable.

In early November 2010, Rancho Road and Richfield Homes disposed of substantially all of their assets. In connection with the asset disposal, the Company received a distribution of $3.5 million. These entities are expected to be dissolved during the three months ended December 31, 2010, and as a result of the deficit carrying value of our investment in Rancho Road, we expect to recognize a gain on disposal for the three months ended December 31, 2010.

Subsequent to September 30, 2010, we did not make scheduled interest payments totaling $2.3 million on the Land Loan.

We evaluated all activity of the Company and concluded that no other subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosure in the notes to the condensed consolidated financial statements.

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Stockholders of Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Station Casinos, Inc. and its subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2009 (Successor), the period from November 8, 2007 through December 31, 2007 (Successor), and the period from January 1, 2007 through November 7, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 (Successor), the period from November 8, 2007 through December 31, 2007 (Successor), and the period from January 1, 2007 through November 7, 2007 (Predecessor), in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, on July 28, 2009, the Company and certain of its affiliates filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada under chapter 11 of title 11 of the United States Code. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Las Vegas, Nevada

March 31, 2010

STATION CASINOS, INC.

(Debtor and Debtor-In Possession)

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per share data)

	Successor
	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$185,193	$458,064
Restricted cash	174,361	14,961
Receivables, net	49,878	42,271
Inventories	9,794	11,509
Prepaid gaming tax	16,293	18,505
Prepaid expenses	13,903	16,818
Due from unconsolidated affiliate	—	5,011
Total current assets	449,422	567,139
Property and equipment, net	2,723,683	3,016,169
Goodwill	184,699	366,484
Intangible assets, net	293,235	602,218
Land held for development	305,617	912,966
Investments in joint ventures	10,489	43,550
Native American development costs	213,774	206,382
Other assets, net	95,913	116,728
Total assets	$4,276,832	$5,831,636
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$242,347	$2,977,364
Accounts payable	14,905	13,986
Construction contracts payable	741	9,428
Accrued interest payable	2,341	61,616
Accrued expenses and other current liabilities	91,676	116,027
Total current liabilities	352,010	3,178,421
Long-term debt, less current portion	9,341	2,804,789
Deferred income taxes, net	116,691	396,724
Investments in joint ventures, deficit	143,048	3,557
Other long-term liabilities, net	7,021	125,469
Total liabilities not subject to compromise	628,111	6,508,960
Liabilities subject to compromise	5,984,109	—
Total liabilities	6,612,220	6,508,960
Commitments and contingencies
Stockholders’ deficit:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417	417
Additional paid-in capital	2,951,031	2,936,949
Accumulated other comprehensive loss	(922)	(8,290)
Retained deficit	(5,285,914)	(3,606,400)
Total stockholders’ deficit	(2,335,388)	(677,324)
Total liabilities and stockholders’ deficit	$4,276,832	$5,831,636

The accompanying notes are an integral part of these consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In Possession)

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Operating revenues:
Casino	$764,639	$918,120	$151,867	$879,097
Food and beverage	189,917	228,858	37,885	210,698
Room	82,282	105,718	14,926	97,514
Other	64,732	73,745	12,543	64,800
Management fees	52,447	72,405	9,708	78,077
Gross revenues	1,154,017	1,398,846	226,929	1,330,186
Promotional allowances	(91,868)	(100,695)	(17,218)	(92,902)
Net revenues	1,062,149	1,298,151	209,711	1,237,284
Operating costs and expenses:
Casino	324,373	361,255	60,946	331,009
Food and beverage	116,932	153,018	27,236	149,998
Room	34,182	40,029	5,548	32,103
Other	20,121	27,774	4,363	24,586
Selling, general and administrative	229,200	250,614	37,363	217,356
Corporate	33,018	36,029	292,955	47,541
Development	6,261	3,398	375	3,089
Depreciation and amortization	207,180	226,816	32,292	136,498
Preopening	5,753	10,198	1,170	5,859
Impairment of goodwill	181,785	2,594,992	—	8,043
Impairment of other intangible assets	255,263	327,326	—	8,588
Impairment of other assets	839,813	420,929	—	—
Write-downs and other charges, net	20,807	62,625	958	2,479
Merger transaction costs	—	—	—	156,500
	2,274,688	4,515,003	463,206	1,123,649
Operating (loss) income	(1,212,539)	(3,216,852)	(253,495)	113,635
Earnings (losses) from joint ventures	(127,643)	17,020	5,875	34,247
Operating (loss) income and earnings from joint ventures	(1,340,182)	(3,199,832)	(247,620)	147,882
Other expense:
Interest expense, net (contractual interest for the year ended December 31, 2009 was $403,673)	(276,591)	(379,313)	(61,276)	(197,370)
Interest and other expense from joint ventures	(40,802)	(47,643)	(4,743)	(23,503)
Change in fair value of derivative instruments	23,729	(23,057)	(30,686)	—
Gain (loss) on early retirement of debt	40,348	—	(20,311)	—
	(253,316)	(450,013)	(117,016)	(220,873)
Loss before income taxes and reorganization items	(1,593,498)	(3,649,845)	(364,636)	(72,991)
Reorganization items	(375,888)	—	—	—
Loss before income taxes	(1,969,386)	(3,649,845)	(364,636)	(72,991)
Income tax benefit	289,872	381,345	26,736	15,335
Net loss	$(1,679,514)	$(3,268,500)	$(337,900)	$(57,656)

The accompanying notes are an integral part of these consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

(amounts in thousands)

	Common stock	Non-voting common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total stockholders’ (deficit) equity
Predecessor:
Balances, December 31, 2006	593	—	(1,039,804)	582,739	(10,782)	280,396	(186,858)
Adoption of FIN 48	—	—	—	—	—	(522)	(522)
Exercise of stock options	—	—	—	2,366	—	—	2,366
Share-based compensation expense	—	—	—	143,714	—	—	143,714
Purchase of treasury stock, at cost (1.3 million shares)	—	—	(110,164)	—	—	—	(110,164)
Interest rate swap market value adjustment, net of tax	—	—	—	—	(7,179)	—	(7,179)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	607	—	607
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	—	—	—	—	513	—	513
Dividends paid	—	—	—	—	—	(49,050)	(49,050)
Net loss	—	—	—	—	—	(57,656)	(57,656)
Balances, November 7, 2007	$593	$—	$(1,149,968)	$728,819	$(16,841)	$173,168	$(264,229)

Successor:
Balances, November 8, 2007	$—	$97	$—	$(68,993)	$(16,841)	$—	(85,737)
Cash investment by FCP	—	317	—	2,703,984	—	—	2,704,301
Cash investment by management	—	3	—	1,841	—	—	1,844
Interest rate swap acquired from FCP, net of tax	—	—	—	(27,739)	—	—	(27,739)
Share-based compensation expense	—	—	—	288,130	—	—	288,130
Excess tax benefit from exercise of stock options	—	—	—	23,303	—	—	23,303
Interest rate swap market value adjustment, net of tax	—	—	—	—	1,314	—	1,314
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	(119)	—	(119)
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	—	—	—	—	3,665	—	3,665
Net loss	—	—	—	—	—	(337,900)	(337,900)
Balances, December 31, 2007	—	417	—	2,920,526	(11,981)	(337,900)	2,571,062
Share-based compensation expense	—	—	—	14,445	—	—	14,445
Purchase price adjustment	—	—	—	1,978	—	—	1,978
Interest rate swap market value adjustment, net of tax	—	—	—	—	(1,937)	—	(1,937)
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	(695)	—	(695)
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	—	—	—	—	6,323	—	6,323
Net loss	—	—	—	—	—	(3,268,500)	(3,268,500)
Balances, December 31, 2008	$—	$417	$—	$2,936,949	$(8,290)	$(3,606,400)	$(677,324)
Share-based compensation expense	—	—	—	14,082	—	—	14,082
Interest rate swap market value adjustment, net of tax	—	—	—	—	6,429	—	6,429
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	123	—	123
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	—	—	—	—	816	—	816
Net loss	—	—	—	—	—	(1,679,514)	(1,679,514)
Balances, December 31, 2009	$—	$417	$—	$2,951,031	$(922)	$(5,285,914)	$(2,335,388)

The accompanying notes are an integral part of these consolidated financial statements.

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Cash flows from operating activities:
Net loss	$(1,679,514)	$(3,268,500)	$(337,900)	$(57,656)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	207,180	226,816	32,292	136,498
Change in fair value of derivative instruments	(23,729)	23,057	30,686	—
Impairment of goodwill	181,785	2,594,992	—	8,043
Impairment of other intangible assets	255,263	327,326	—	8,588
Impairment of other assets	839,813	420,929	—	—
Write-downs and other charges, net	20,807	62,625	958	2,479
Excess tax benefit from exercise of stock options	—	—	(23,303)	—
Share-based compensation	14,083	14,445	288,130	143, 714
Loss (earnings) from joint ventures	168,445	30,623	(1,132)	(10,744)
Distributions of earnings from joint ventures	—	—	—	82,115
Amortization of debt discount and issuance costs	23,272	37,761	5,907	4,392
(Gain) loss on early retirement of debt	(40,348)	—	20,311	—
Reorganization items	375,888	—	—	—
Changes in assets and liabilities:
Restricted cash	(159,400)	(13,995)	(966)	—
Receivables, net	(5,776)	6,409	2,786	(10,704)
Inventories and prepaid expenses	6,793	1,677	1,439	(6,057)
Due from unconsolidated affiliate	(250)	(5,011)	—	—
Deferred income taxes	(285,376)	(384,128)	(3,348)	(24,023)
Accounts payable	1,395	(2,968)	(10,422)	7,818
Accrued interest	83,955	(8,074)	29,301	3,223
Accrued expenses and other current liabilities	(31,369)	(11,368)	(10,847)	(16,565)
Other, net	(19,819)	(1,394)	(4,398)	6,991
Total adjustments	1,612,612	3,319,722	357,394	335,768
Net cash (used in) provided by operating activities before reorganization items	(66,902)	51,222	19,494	278,112
Net cash used for reorganization items	(59,775)	—	—	—
Net cash (used in) provided by operating activities	(126,677)	51,222	19,494	278,112
Cash flows from investing activities:
Acquisition of Station Casinos, Inc. including direct Merger costs	—	—	(4,217,469)	—
Capital expenditures	(64,594)	(172,051)	(55,510)	(530,364)
Proceeds from sale of land, property and equipment	636	2,368	105	10,019
Investments in joint ventures, net	(24,343)	(57,752)	(27,983)	(81,552)
Distributions in excess of earnings from joint ventures	2,118	2,855	488	106,999
Construction contracts payable	(8,687)	(13,723)	(19,619)	(15,548)
Native American development costs	(19,337)	(14,876)	(2,454)	(17,060)
Other, net	(16,073)	(11,070)	(2,328)	(7,551)
Net cash used in investing activities	(130,280)	(264,249)	(4,324,770)	(535,057)

STATION CASINOS, INC.

(Debtor and Debtor-In-Possession)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(amounts in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Cash flows from financing activities:
Cash equity contributions	—	—	2,706,145	—
Proceeds from issuance of CMBS loans	—	—	2,475,000	—
Borrowings under Credit Agreement with maturity dates less than three months, net	—	335,137	293,100	—
Proceeds from the issuance of Land Loan	—	250,000	—	—
Payments on land loan	(7,968)	—	—	—
(Payments) borrowings under Term Loan with maturity dates greater than three months	(2,500)	(2,500)	250,000	—
(Payments) borrowings under Revolving Facility with maturity dates less than three months, net	—	—	(1,383,300)	227,500
Proceeds from issuance of related party promissory note	—	—	—	100,000
Proceeds from financing transaction	—	—	—	70,000
Redemption of senior subordinated notes	(1,460)	—	—	—
Purchase of treasury stock	—	—	—	(110,164)
Payment of dividends	—	—	—	(49,050)
Debt issuance costs	(460)	(7,638)	(60,086)	(8)
Exercise of stock options	—	—	—	560
Excess tax benefit from exercise of stock options	—	—	23,303	—
Other, net	(3,526)	(300)	(1,229)	(56)
Net cash (used in) provided by financing activities	(15,914)	574,699	4,302,933	238,782
Cash and cash equivalents:
(Decrease) increase in cash and cash equivalents	(272,871)	361,672	(2,343)	(18,163)
Balance, beginning of year	458,064	96,392	98,735	116,898
Balance, end of year	$185,193	$458,064	$96,392	$98,735
Supplemental cash flow disclosures:
Cash paid for interest, net of $15,989, $27,087, $3,083 and $16,309 capitalized	$166,211	$345,920	$21,446	$219,129
Cash (received) paid for income taxes, net	$—	$—	$—	$(15,871)
Supplemental disclosure of non-cash items:
Rollover equity	$—	$—	$1,044,590	$—
Assets assumed in Merger	$—	$—	$7,759	$—
Liabilities assumed in Merger	$—	$—	$(3,542)	$—
Capital expenditures financed by debt	$—	$4,514	$—	$3,453
Land contributed to joint ventures, net	$—	$—	$—	$—
Fair value interest rate swap acquired from FCP	$—	$—	$(42,675)	$—
Debt settlement in land sale	$4,000	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Organization

Station Casinos, Inc. (the “Company”, “Station”, “we”, “our”, “ours” or “us”), a Nevada corporation, is a gaming and entertainment company that currently owns and operates ten major hotel/casino properties (two of which are 50% owned) under the Station and Fiesta brand names and eight smaller casino properties (three of which are 50% owned), in the Las Vegas metropolitan area, as well as manages a casino for a Native American tribe. The accompanying consolidated financial statements include the accounts of Station and its wholly owned subsidiaries and MPM Enterprises, LLC (which is 50% owned by Station and required to be consolidated). Investments in all other 50% or less owned affiliated companies are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated.

Overview of Recent Developments

On July 28, 2009, the Company and its affiliates FCP Holding Inc., FCP VoteCo, LLC, Fertitta Partners, LLC, FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC and Reno Land Holdings, LLC (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under chapter 11 of title 11 of the United States Code. These chapter 11 cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the “Chapter 11 Case”). On February 10, 2010, GV Ranch Station, Inc., a wholly-owned subsidiary of Station Casinos, Inc. that manages and owns 50% of Green Valley Ranch Resort Spa Casino, filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code.

On March 24, 2010, the Debtors filed a joint plan of reorganization under Chapter 11 of the Bankruptcy Code (the “Joint Plan of Reorganization”). As part of the Joint Plan of Reorganization, the mortgage lenders to FCP Propco, LLC (“Propco”), holding debt secured by Red Rock Casino Resort Spa, Palace Station, Boulder Station, and Sunset Station (the “Propco Properties”), will become the equity owners of a newly-formed company and will sell 46% of the equity in that new company to an affiliate of Fertitta Gaming LLC, a newly-formed entity owned by Frank Fertitta III and Lorenzo Fertitta, who will make a significant new investment to purchase their equity in the new company. The remaining equity will be owned primarily by the Propco lenders and Colony Capital, who will also be making a new investment in the company. Fertitta Gaming, an entity owned by the Fertittas, will also manage the Propco Properties under a long-term management agreement The Joint Plan of Reorganization also calls for the Company to seek to conduct a sale process for the remaining assets of the Company, under the supervision of the Bankruptcy Court.

The Joint Plan of Reorganization and the disclosure statement have not yet been approved by the Bankruptcy Court and are subject to further negotiations with creditors of the Company and its subsidiaries. As a result, the Joint Plan of Reorganization and the disclosure statement may be materially modified before approval. In addition to customary Chapter 11 proceedings, the completion of the transaction is subject to Hart-Scott-Rodino and other antitrust reviews and customary closing conditions.

This report not intended to be, and should not in any way be construed as, a solicitation of votes on the Joint Plan of Reorganization. The Joint Plan of Reorganization and the related disclosure statement

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

have been filed with the Bankruptcy Court and were filed with the Securities and Exchange Commission by the Company on its Current Report on Form 8-K dated March 24, 2010, which is publicly available at http://www.sec.gov. The Joint Plan of Reorganization and the disclosure statement may not be relied on for any purpose until a determination by the Bankruptcy Court is made that the proposed disclosure statement contains adequate information, as required by the U.S. Bankruptcy Code. Following Bankruptcy Court approval of the disclosure statement and related voting solicitation procedures, the Company will solicit acceptances of the plan and seek its confirmation by the Bankruptcy Court. There can be no assurance that such plan acceptances or confirmation will be obtained.

The Company’s direct and indirect subsidiaries that operate its hotel and casino properties have not filed for bankruptcy relief and continue to operate their businesses in the ordinary course. In connection with the filing of the Chapter 11 Case, on July 28, 2009, the Company entered into a forbearance agreement with the lenders holding a majority of the commitments under its senior secured credit facility (the “Credit Agreement”) pursuant to which the lenders agreed, among other things, to forbear from exercising their default-related rights, remedies and powers or privileges against certain subsidiaries that guarantee the Company’s obligations under the Credit Agreement. The Forbearance Agreement expired on January 31, 2010.

The Debtors continue to conduct their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

It is probable that a plan of reorganization would require the issuance of common stock or common stock equivalents.

Accounting for Reorganization

The accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, which is applicable to companies in chapter 11, generally does not change the manner in which financial statements are prepared. The consolidated financial statements have been prepared on a going-concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The Chapter 11 Case creates substantial doubt about Station’s ability to continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability of assets and the classification of liabilities that might result from the outcome of these uncertainties. In addition, a plan of reorganization could materially change the amounts and classifications reported in the consolidated financial statements which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.

Station’s ability to continue as a going concern is contingent upon, among other things, its ability to (i) maintain compliance with the debtor in possession (“DIP”) credit agreement, (ii) generate sufficient cash flow from operations; and (iii) obtain confirmation of a plan of reorganization under the Bankruptcy Code. In the event Station’s restructuring activities are not successful and it is required to liquidate, the Company will be required to adopt the liquidation basis of accounting. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values and liabilities are stated at their estimated settlement amounts.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

The accounting guidance for financial reporting by entities in reorganization under the bankruptcy code requires that the financial statements for periods subsequent to the filing of the Chapter 11 Case distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statements of operations beginning in the quarter ending September 30, 2009. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Cash used for reorganization items must be disclosed separately in the statement of cash flows. Station adopted the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code on July 28, 2009 and will segregate those items as outlined above for all reporting periods subsequent to such date.

Factors Affecting Comparability

As a result of the filing of the Chapter 11 Case, Station is now periodically required to file various documents with (and provide certain information to) the Bankruptcy Court, including statements of financial affairs, schedules of assets and liabilities, and monthly operating reports in forms prescribed by federal bankruptcy law, as well as certain financial information on an unconsolidated basis. Such materials will be prepared according to requirements of federal bankruptcy law. While they accurately provide then-current information required under federal bankruptcy law, they are nonetheless unconsolidated, unaudited, and prepared in a format different from that used in Station’s financial statements filed under the securities laws. Accordingly, we believe that the substance and format do not allow meaningful comparison with our regular publicly disclosed financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to Station’s securities, or for comparison with other financial information filed with the Securities and Exchange Commission.

DIP Financing

In connection with the filing of the Chapter 11 Case, on July 31, 2009, Station Casinos, Inc. entered into a $150 million unsecured, subordinated administrative priority debtor in possession credit agreement (the “DIP Credit Agreement”) among Station Casinos, Inc., as borrower, Vista Holdings, LLC (a non-debtor subsidiary of the Company) as administrative agent (the “Administrative Agent”) and lender, and the lenders party thereto. The DIP Credit Agreement provides for a $150 million revolving credit facility that will be funded on a committed basis for so long as Vista Holdings, LLC has cash and cash equivalents on hand in an amount in excess of $100 million and on a discretionary basis thereafter. The proceeds of the loans incurred by the DIP Credit Agreement will be used for working capital and other general corporate purposes of the Company and will be available for intercompany loans to its subsidiaries during the pendency of the Chapter 11 Case. At December 31, 2009, advances under the DIP Credit Agreement totaled $124.7 million, and availability was $25.3 million. Vista Holdings, LLC had cash and cash equivalents on hand in of $91.4 million at December 31, 2009. During the first quarter of 2010, the facility was increased to $185 million.

Station Casinos, Inc.’s obligations under the DIP Credit Agreement will be an administrative expense claim in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

that repayment of the loan by Station Casinos, Inc. shall be subordinate to the full repayment of the lenders under the Company’s prepetition Credit Agreement.

Station Casinos, Inc.’s obligations under the DIP Credit Agreement may be accelerated following certain events of default, including (without limitation) the conversion of any of the Chapter 11 Case to a case under chapter 7 of the Bankruptcy Code or the appointment of a trustee pursuant to chapter 11 of the Bankruptcy Code.

The DIP Credit Agreement matures on the earlier of (i) August 10, 2010, (ii) ten business days after the effective date of a chapter 11 plan of reorganization is confirmed in the Chapter 11 Case by the Bankruptcy Court, and (iii) the date of acceleration, if any, of the advances under the DIP Credit Agreement following an event of default thereunder.

Also, in connection with the filing of the Chapter 11 Case, on July 31, 2009, Station Casinos, Inc. entered into an Unsecured Revolving Loan Promissory Note in favor of Past Enterprises, Inc. (a non-debtor subsidiary of the Company) pursuant to which Past Enterprises provides to Station Casinos, Inc. an unlimited revolving credit facility (the “Past Revolving Loan”) at an interest rate of 2.78% per annum, the proceeds of which will be used for working capital and other general corporate purposes of the Company and will be available for intercompany loans to its subsidiaries.

The Past Revolving Loan matures on the earlier of (i) demand, or (ii) July 31, 2011, and provides for a default rate of interest of 4.78% if principal or interest due thereunder is not paid when due. At December 31, 2009, the outstanding balance due under the Past Revolving Loan totaled $68.5 million.

Station Casinos, Inc.’s obligations under the Past Revolving Loan will be an administrative expense claim in the Chapter 11 Case having pari passu priority with other administrative expense claims, provided that repayment of the loan by Station Casinos, Inc. shall be subordinate to the full repayment of the lenders under the Company’s prepetition Credit Agreement.

Merger

On November 7, 2007, the Company completed its merger (the “Merger”) with FCP Acquisition Sub, a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into the Company with the Company continuing as the surviving corporation. The Merger was completed pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2007 and amended as of May 4, 2007, among the Company, Fertitta Colony Partners LLC, a Nevada limited liability company (“FCP”), and Merger Sub.

As a result of the Merger, 24.1% of the issued and outstanding shares of non-voting common stock of the Company are owned by Fertitta Partners LLC, a Nevada limited liability company (“Fertitta Partners”), which is owned by affiliates of Frank J. Fertitta III, Chairman, Chief Executive Officer and President of Station, affiliates of Lorenzo J. Fertitta, Vice Chairman of Station, affiliates of Blake L. Sartini and Delise F. Sartini, and certain officers and other members of management of the Company. The remaining 75.9% of the issued and outstanding shares of non-voting common stock of the Company are owned by FCP Holding, Inc., a Nevada corporation (“FCP HoldCo”) and a wholly-owned subsidiary of FCP. FCP is owned by an affiliate of Colony Capital, LLC (“Colony”), affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta and certain officers and other members of management. Substantially simultaneously with the consummation of the Merger, shares of voting common stock of Station were issued for nominal consideration to FCP VoteCo LLC, a Nevada limited liability company (“FCP VoteCo”), which is owned

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

equally by Frank J. Fertitta III, Lorenzo J. Fertitta and Thomas J. Barrack, Jr., the Chairman and Chief Executive Officer of Colony.

At the effective time of the Merger, each outstanding share of our common stock, including any rights associated therewith (other than shares of our common stock owned by FCP, Merger Sub, FCP HoldCo, Fertitta Partners or any wholly-owned subsidiary of the Company or shares of our common stock held in treasury by us) was cancelled and converted into the right to receive $90 in cash, without interest. Following the consummation of the Merger, the Company is privately owned through FCP HoldCo, Fertitta Partners and FCP VoteCo. Station common stock ceased trading on the New York Stock Exchange at market close on November 7, 2007, and is no longer listed on any exchange or quotation system. The Company’s voting common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

The Merger resulted in a greater than 50% control of the Company and was a “business combination” for accounting purposes, requiring FCP, Fertitta Partners, FCP VoteCo and their respective owners (the “Investors”), pursuant to the accounting guidance for business combinations, to record the acquired assets and assumed liabilities at their fair market values as of the acquisition date, resulting in a new basis of accounting. As a result of the Securities and Exchange Commission’s rules and guidance regarding “push-down” accounting, the Investors’ new accounting basis in our assets and liabilities is reflected in our consolidated financial statements to the extent that the Investors paid cash for the non-voting common stock of the Company as of the consummation of the Merger. Management has deemed it impracticable to determine the individual investors’ carryover basis in the shares and has accordingly computed the carryover basis based on the pro rata portion of book value of Station prior to the Merger. The accompanying consolidated statements of operations, stockholders’ (deficit) equity and cash flows for 2007 are presented for two periods: January 1, 2007 through November 7, 2007 (the “Predecessor Period”) and November 8, 2007 through December 31, 2007 (the “Successor Period”). The Predecessor Period reflects the historical accounting basis in our assets and liabilities, while the Successor Period reflects the push down of the Investors’ new basis to our consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for items such as slot club program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to our assets, asset impairment, derivative instruments, purchase price allocations made in connection with acquisitions and the calculation of the income tax liabilities, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand at our properties, as well as investments purchased with an original maturity of 90 days or less. As a result of the Chapter 11 Case, the Bankruptcy Court has imposed certain limitations on the use of the Debtors’ cash and cash equivalents.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Restricted Cash

Restricted cash includes cash reserves required in connection with the Company’s financing transactions, treasury management activities, the CMBS Loans, letter of credit collateralization and regulatory reserves for race and sports book operations, and restrictions placed on our cash by the Bankruptcy Court.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted-average basis.

Fair Value of Financial Instruments

The carrying value of our cash and cash equivalents, restricted cash, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. For debt with short-term maturities, the fair value approximates the carrying amount. The fair value of our publicly traded debt securities is based on quoted market prices on or about December 31, 2009, however since all of these debt securities are classified as liabilities subject to compromise as a result of the Chapter 11 Case, they are carried at the expected amount of the allowed claims, which approximates the face value of the securities.

Property and Equipment and Other Long-Lived Assets

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. We classify items as maintenance capital to differentiate replacement type capital expenditures such, as a new slot machine, from investment type capital expenditures to drive future growth such as an expansion of an existing property. In contrast to normal repair and maintenance costs that are expensed when incurred, items we classify as maintenance capital are expenditures necessary to keep our existing properties at their current levels and are typically replacement items due to the normal wear and tear of our properties and equipment as a result of use and age. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the guidance for accounting for the impairment or disposal of long-lived assets. For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model or market comparables, when available. As of December 31, 2009 and 2008, our consolidated financial statements reflect all adjustments required under the guidance for accounting for the impairment or disposal of long-lived assets.

See Note 5 for a discussion of impairment charges recorded in the year ended December 31, 2009 for property and equipment, and Note 15 for a discussion of impairment charges recorded in the year ended December 31, 2009 related to other long-lived assets.

Capitalization of Interest

We capitalize interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, we capitalize interest on amounts expended on the project at our weighted average cost of borrowings. Interest capitalized was approximately $16.0 million, $27.1 million, $3.1 million and $16.3 million for the years ended December 31, 2009 and 2008, the Successor Period, and the Predecessor Period, respectively.

Goodwill and Other Intangible Assets

In accordance with the accounting guidance for goodwill and other intangible assets, we test for impairment of goodwill and indefinite-lived intangible assets annually and in certain situations between those annual dates. For the years ended December 31, 2009, 2008, the Successor Period and the Predecessor Period, management established the fair values used in the annual impairment review process utilizing a variety of generally accepted asset valuation approaches.

Inherent in the calculation of fair values are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

Goodwill

Our annual impairment testing for goodwill is performed at the reporting unit level, and each of our 100% owned casino properties is considered to be a reporting unit. Our annual goodwill impairment testing utilizes a two step process. In the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows along with indications provided by the current valuation multiples of comparable publicly traded companies. If the fair value of the reporting unit exceeds its carrying amount, then goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, then the goodwill of the reporting unit is considered to be impaired, and we proceed

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

to the second step of the goodwill impairment test. In the second step, we determine the implied value of the reporting unit’s goodwill by allocating the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. See Note 6 for a discussion of goodwill impairment charges recognized during the years ended December 31, 2009, 2008 and the Predecessor Period.

Indefinite-lived Intangible Assets

Our indefinite-lived intangible assets include brands and certain license rights. The fair value of brands is estimated using a derivation of the income approach to valuation, based on estimated royalties saved through ownership of the assets. The fair value of license rights is estimated using market indications of fair value. For indefinite-lived intangible assets, our annual impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Indefinite-lived intangible assets are not amortized unless it is determined that their useful life is no longer indefinite. We periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset. For the years ended December 31, 2009, 2008, the Successor Period, and the Predecessor Period, none of our indefinite-lived intangible assets were deemed to no longer have an indefinite useful life. See Note 6 for a discussion of impairment charges for indefinite-lived intangible assets recognized during the years ended December 31, 2009 and 2008, respectively.

Finite-lived Intangible Assets

Our finite-lived intangible assets include customer relationship and management contract intangibles. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The customer relationship intangible asset refers to the value associated with our rated casino guests. The initial fair value of the customer relationship intangible asset was based on the projected net cash flows associated with these casino guests. Prior to the annual impairment test for the year ended December 31, 2008, we had utilized the income forecast approach as our basis for amortization of the customer relationships intangible assets. The percentage of annual amortization applied each year utilizing the income forecast approach was based on expected future net cash flows associated with our rated casino guests and an expected attrition rate. We believed this approach better reflected the pattern in which the economic benefits of the intangible asset were consumed. The attrition rate was determined in part quantitatively using historical customer data and qualitatively based on the consistency of our rated casino guests which is predominantly Las Vegas local residents as opposed to out of town customers. Subsequent to our annual impairment testing for the year ended December 31, 2008, these intangible assets are being amortized ratably over their estimated useful lives as the expected pattern of consumption no longer accommodates the income forecast approach.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

The customer relationship intangible asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Increased competition within the gaming industry or a downturn in the economy could have an impact on our customer relationship intangible asset. Declines in customer spending which would impact the expected future cash flows associated with our rated casino guests, declines in the number of visitations which could impact the expected attrition rate of our rated casino guests or an erosion of our operating margins associated with our rated casino guest could cause the carrying value of the customer relationship asset to exceed the fair value. In this event an impairment based on the difference between the calculated fair value and the carrying value would be recognized.

Management contract intangible assets refer to the value associated with management agreements under which we provide management services to various casino properties, including casinos operated by joint ventures in which we hold a 50% equity interest, and certain Native American casinos that we have developed or are currently under development. The fair values of these management contract intangibles are established using discounted cash flow techniques based on estimated future cash flows expected to be received in exchange for providing management services. Management contract intangible assets are amortized ratably over their expected useful lives. We begin amortizing management contract intangible assets when the property begins operations and management fees are being earned.

See Note 6 for a discussion of impairment charges recorded in the years ended December 31, 2009 and 2008 for finite-lived intangible assets.

Native American Development Costs

We incur certain costs associated with development and management agreements entered into with Native American Tribes (the “Tribe”). In accordance with the guidance for accounting for costs and initial rental operations of real estate projects, costs for the acquisition and related development of the land and the casino facilities are capitalized as long-term assets until such time as the assets are transferred to the Tribe at which time a long term receivable is recognized.

In accordance with the accounting guidance for capitalization of interest costs, we capitalize interest to the project once a “Notice of Intent” (or the equivalent) to transfer the land into trust, signifying that activities are in progress to prepare the asset for its intended use, has been issued by the United States Department of the Interior (“DOI”).

We earn a return on the costs incurred for the acquisition and development of the projects based upon the costs incurred over the development period of the project. In accordance with the guidance for accounting for sales of real estate, we recognize the return when the facility is complete and collectability of the receivable is assured. Due to the uncertainty surrounding the estimated cost to complete and the collectability of the stated return, we defer the return until the gaming facility is complete and transferred to the Tribe and the resulting receivable has been repaid. Repayment of the resulting advances would be from a refinancing by the Tribe, from the cash flow from the gaming facility or both.

On a quarterly basis, we evaluate the Native American Development Costs for impairment in accordance with the accounting guidance for the impairment or disposal of long-lived assets. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted expected future cash flows exceed the carrying value, no impairment is indicated. If the undiscounted expected future cash flows do

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

not exceed the carrying value, then impairment is measured based on the difference between fair value and the carrying value. Fair value is typically based on a discounted cash flow model. See Note 15 for a discussion of impairment charges recorded during the year ended December 31, 2009 related to Native American projects. The consolidated financial statements as of December 31, 2009 and 2008 reflect all adjustments required by the accounting guidance for the impairment or disposal of long-lived assets.

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements and are included in other assets, net on our consolidated balance sheets.

Advertising

We expense advertising costs the first time the advertising takes place. Advertising expense, which is generally included in selling, general and administrative expenses on the accompanying consolidated statement of operations, was approximately $13.7 million, $18.3 million, $3.6 million and $17.7 million for the years ended December 31, 2009 and 2008, the Successor Period, and the Predecessor Period, respectively.

Preopening

Preopening expenses have been expensed as incurred. The construction phase of a project typically covers a period of 12 to 24 months. The majority of preopening costs are incurred in the three months prior to opening. We incurred preopening expenses of approximately $5.8 million, $10.2 million, $1.2 million and $5.9 million during the years ended December 31, 2009 and 2008, the Successor Period and the Predecessor Period, respectively.

Derivative Instruments

From time to time we enter into derivative instruments, typically in the form of interest rate swaps, in order to manage interest rate risks associated with our current and future borrowings. We have adopted the authoritative guidance for accounting for derivative instruments and hedging activities, as amended, to account for our interest rate swaps. The accounting guidance requires us to recognize our derivative instruments as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of the derivative instrument agreements depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Additionally, the difference between amounts received and paid under such agreements as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion is recorded in the consolidated statement of operations. Derivative instruments that are designated as a fair value hedge and qualify for the “shortcut” method under the accounting for derivative instruments and hedging activities, as amended, are allowed an assumption of no ineffectiveness. As such, there is no impact on the consolidated statement of operations from the changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

or liability on our consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt. For those derivative instruments that are not designated as hedges for accounting purposes, the change in fair value is recorded in the consolidated statement of operations in the period of change (See Note 12).

Fluctuations in interest rates can cause the fair value of our derivative instruments to change each reporting period. While we attempt to predict such movements in interest rates and the impact on derivative instruments, such estimates are subject to a large degree of variability which could have a significant impact on our consolidated financial statements.

Revenues and Promotional Allowances

We recognize as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Additionally, our Boarding Pass and Amigo Club player rewards programs (the “Programs”) allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary slot play, food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs is recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses on our consolidated statements of operations. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Food and beverage	$77,194	$84,843	$15,524	$82,591
Room	8,142	7,548	1,126	5,588
Other	2,873	3,596	816	3,948
Total	$88,209	$95,987	$17,466	$92,127

We also record a liability for the estimated cost of the outstanding points under the Programs that we believe will ultimately be redeemed. At December 31, 2009 and 2008, $6.1 million and $6.7 million, respectively, were accrued for the cost of anticipated Program redemptions. The estimated cost of the outstanding points under the Programs is calculated based on the total number of points earned but not yet achieving necessary redemption levels, converted to a redemption value times the average cost. The redemption value is estimated based on the average number of points needed to convert to rewards. The average cost is the incremental direct departmental cost for which the points are anticipated to be redeemed. When calculating the average cost we use historical point redemption patterns to determine the redemption distribution between gaming, food, beverage, rooms, entertainment and merchandise as well as potential breakage.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Management fee revenues earned under our management agreements are recognized when the services have been performed, the amount of the fee is determinable, and collectability is reasonably assured.

Related Party Transactions

We have entered into various related party transactions, which consist primarily of lease payments related to ground leases at Boulder Station and Texas Station. We paid approximately $6.7 million, $6.5 million, $0.9 million and $5.3 million for the years ended December 31, 2009 and 2008, the Successor Period and the Predecessor Period, respectively, in connection with these related party ground lease transactions.

Additionally, we have purchased tickets to events held by Zuffa, LLC (“Zuffa”) which is the parent company of the Ultimate Fighting Championship and is owned by Frank J. Fertitta III and Lorenzo J. Fertitta. For the years ended December 31, 2009 and 2008, we made payments to Zuffa for approximately $0.7 million and $0.7 million, respectively, for ticket purchases to, and closed circuit viewing fees of, Ultimate Fighting Championship events. In the Successor Period and the Predecessor Period, we made payments to Zuffa for approximately $0.1 million and $0.2 million, respectively, primarily for the purchase of tickets. In addition, in September 2008 Zuffa and a wholly-owned subsidiary of the Company entered into a month-to-month license agreement whereby Zuffa has the rights to a previously unused portion at Palace Station for general office and administrative use. Payments received by the Company related to this license agreement totaled approximately $22,000 and $21,000 for the years ended December 31, 2009 and 2008, respectively.

Share-Based Compensation

Effective January 1, 2006, we adopted the accounting guidance for share-based payments, utilizing the modified prospective application. Under the modified prospective application, the accounting guidance applies to new awards and awards that were outstanding on December 31, 2005 that are subsequently modified, repurchased or cancelled. Under the modified prospective application, compensation cost recognized in the year ended December 31, 2006 and subsequent periods includes compensation cost of all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of the accounting guidance, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of the accounting guidance for share-based payments, as revised.

Successor Period

Equity Awards.    Upon consummation of the Merger, FCP and Fertitta Partners issued Class B Units to an affiliate of Frank J. Fertitta III, Lorenzo J. Fertitta and certain officers of the Company. During the year ended December 31, 2008, Class B units that were previously issued upon consummation of the Merger were transferred to certain officers and management of the Company. Pursuant to the accounting guidance for share-based payments, the unearned share-based compensation related to the Class B Units is amortized to compensation expense over the requisite service period (immediate to five years). The share-based expense for these awards was based on the estimated fair market value of the Class B Units at

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

the date of grant applied to the total number of Class B Units that were anticipated to fully vest and then amortized over the vesting period.

Also upon consummation of the Merger, FCP and Fertitta Partners issued Class C Units to certain officers and management of the Company. During the year ended December 31, 2008, additional Class C units were issued to certain management of the Company. Pursuant to the accounting guidance for share-based payments, the unearned share-based compensation related to the Class C Units is amortized to compensation expense over the requisite service period (five years). The share-based expense for these awards was based on the estimated fair market value of the Class C Units at the date of grant, applied to the total number of Class C Units that were anticipated to fully vest and then amortized over the vesting period.

Predecessor Period

As a result of the consummation of the Merger described above, all outstanding stock options and unvested restricted stock awards vested and $124.9 million in previously unrecognized compensation expense was recognized during the Predecessor Period and is included in merger transaction costs on the consolidated statement of operations.

Stock Options.    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model and expensed using the straight-line approach. Option valuation models require the input of highly subjective assumptions and changes in the assumptions used can materially affect the fair value estimate. Expected volatility and dividends were based on implied and historical factors related to our common stock. The expected term represented the weighted-average time between grant date and exercise date and the risk-free interest rate was based on U.S. Treasury rates appropriate for the expected term. We used historical data and projections to estimate expected employee behaviors related to option exercises and forfeitures. The accounting guidance for share-based payments requires that forfeitures be included as part of the grant date estimate. The effect of forfeitures related to previous pro forma expense was not material.

Restricted Stock.    The unearned share-based compensation related to restricted stock was amortized to compensation expense over the period the restrictions lapse (generally five to ten years). The share-based expense for these awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest and then amortized over the vesting period. Subsequent to our adoption of the accounting guidance for share-based payments, we recognize compensation expense based on our expectation of which restricted stock awards will vest over the requisite service period for such awards. Prior to implementing the accounting guidance for share-based payments, we recognized deferred compensation as a contra-equity account representing the amount of unrecognized restricted stock expense that was reduced as the expense was recognized. Under the provisions of the accounting guidance for share-based payments, the previously recorded deferred compensation was recorded against additional paid-in capital.

Operating Segments

The accounting guidance for disclosures about segments of an enterprise and related information requires separate financial information be disclosed for all operating segments of a business. We believe we meet the “economic similarity” criteria established by the accounting guidance and as a result, we

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

aggregate all of our properties into one operating segment. All of our properties offer the same products, cater to the same customer base, are all located in the greater Las Vegas, Nevada area, have the same regulatory and tax structure, share the same marketing techniques and are all directed by a centralized management structure.

Recently Issued Accounting Standards

In January 2010, updated accounting guidance was issued for improving disclosures about fair value measurement. This guidance clarifies and extends the disclosure requirements about recurring and nonrecurring fair value measurements. The guidance is effective for reporting periods beginning after December 15, 2009. Accordingly, we will adopt the new guidance in the first fiscal quarter of 2010. The adoption of this new guidance is not expected to have a material impact on our consolidated financial statements.

In August 2009, updated accounting guidance was issued for fair value measurements and disclosures related to the fair value of liabilities that are traded as assets in the marketplace. This update provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. The provisions of this guidance are effective for the Company beginning October 1, 2009. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

In June 2009, new accounting guidance was issued that establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws will remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on our financial condition or results of operations.

In June 2009, new accounting guidance was issued for accounting for transfers of financial assets. The new guidance removes the concept of a qualifying special-purpose entity (QSPE) from the accounting guidance for accounting for transfers and servicing of financial assets and extinguishment of liabilities and removes the exception from applying the accounting guidance related to consolidation of variable interest entities. The new guidance also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The new guidance is effective for fiscal years beginning after November 15, 2009. Accordingly, we will adopt the new guidance in fiscal year 2010. The adoption of this new guidance is not expected to have a material impact on our consolidated financial statements.

In June 2009, new accounting guidance was issued amending the accounting guidance related to consolidation of variable interest entities (“VIE”). Among other things, the new guidance requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE; requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE; enhances disclosures about an enterprise’s involvement with a VIE including disclosure of significant judgments and assumptions as to whether a VIE must be consolidated and how involvement with a VIE affects the company’s financial statements; and amends certain guidance for determining whether an entity is a VIE. Under the new guidance, a VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. This new guidance is effective for fiscal years beginning after November 15, 2009.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Accordingly, we will adopt this new guidance on January 1, 2010. We are currently evaluating the impact on our consolidated financial statements of adopting this new guidance.

In May 2009, new accounting guidance, as amended, was issued for recognized and non-recognized subsequent events. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The new guidance is effective for interim and annual periods ending after June 15, 2009. Accordingly, we adopted the new guidance for the interim period ending June 30, 2009. The adoption of this new accounting guidance did not have a material effect on our consolidated financial statements.

In April 2009, new accounting guidance was issued for interim disclosures about fair value of financial instruments. This new guidance requires that additional disclosures about fair values of financial instruments be included for interim reporting periods. We adopted this new guidance effective April 1, 2009. The adoption of this new accounting guidance did not have a material impact on our consolidated financial statements.

In April 2009, new accounting guidance was issued on recognition and presentation of other-than-temporary impairments. This new guidance amends the impairment guidance relating to certain debt securities and requires a company to assess the likelihood of selling the security prior to recovering its cost basis. Additionally, when a company meets the criteria for impairment, the impairment charges related to credit losses would be recognized in earnings, while non-credit losses would be reflected in other comprehensive income. We adopted this new accounting guidance effective April 1, 2009. The adoption of this new accounting guidance did not have a material impact on our consolidated financial statements.

In April 2009, new accounting guidance was issued on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidance on determining when the trading volume and activity for an asset or liability has significantly decreased, which may indicate an inactive market, and on measuring the fair value of an asset or liability in inactive markets. We adopted this new accounting guidance effective April 1, 2009. The adoption of this new accounting guidance did not have a material impact on our consolidated financial statements.

In April 2008, new accounting guidance was issued on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This new guidance requires that an acquirer recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the asset or liability can be determined during the measurement period. We adopted this new accounting guidance on January 1, 2009. The adoption of this new accounting guidance did not have a material impact on our consolidated financial statements.

In April 2008, new accounting guidance was issued on determination of the useful life of intangible assets. This new accounting guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of the new guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under business combinations accounting guidance and other applicable accounting guidance. We adopted this new accounting guidance on January 1, 2009 and it must be applied prospectively to intangible assets acquired after the effective

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

date. The adoption of this new accounting guidance did not have a material impact on our consolidated financial statements.

In March 2008, new accounting guidance was issued on disclosures about derivative instruments and hedging activities. The new guidance changes the disclosure requirements for derivative instruments and hedging activities, and requires entities to provide enhanced disclosures about how and why they use derivative instruments, how derivative instruments and related hedged items are accounted for and the effect of derivative instruments on the entity’s financial position, financial performance and cash flows. We adopted this new accounting guidance during the first quarter of 2009. See Note 12—Derivative Instruments for additional information.

In December 2007, new accounting guidance was issued on business combinations and noncontrolling interests in consolidated financial statements. The new guidance requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, replacing the cost-allocation process that was included in the previous accounting guidance. Further, the new guidance also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs. Under the new guidance, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. We adopted this new accounting guidance on January 1, 2009, and the adoption did not have a material impact on our consolidated financial statements.

A variety of proposed or otherwise potential accounting guidance is currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed accounting guidance, we have not yet determined the effect, if any, that the implementation of such proposed accounting guidance would have on our consolidated financial statements.

Reclassifications

Certain amounts in the consolidated financial statements for the year ended December 31, 2008, the Successor Period and the Predecessor Period have been reclassified to conform to the 2009 presentation. These reclassifications had no effect on the previously reported net losses.

2. Acquisition of Station Casinos, Inc.

On November 7, 2007, pursuant to the Merger Agreement described in Note 1, approximately 72.2% of the outstanding shares of the Company were acquired for $4.17 billion. In addition, we incurred approximately $52.0 million of direct Merger costs and approximately $60.1 million in capitalized debt issuance costs related to new financings under a new senior secured credit agreement and a mortgage loan and related mezzanine financings.

We valued the identifiable assets acquired and liabilities assumed at the date of the Merger at fair value. In accordance with the provisions of the accounting guidance for business combinations, to the extent that the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill. We believe that the goodwill arose from our dominance in the local Las Vegas gaming market, the value of the existing workforce and existing management and

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Acquisition of Station Casinos, Inc. (Continued)

operating infrastructure. See Note 6 a discussion of impairment charges related to our goodwill and intangible assets during the years ended December 31, 2009 and 2008.

Pro Forma Financial Information

The following unaudited pro forma results of operations assume that the Merger occurred at the beginning of the 2007. This unaudited pro forma information should not be relied upon as necessarily being indicative of the results that would have been obtained if the Merger had actually occurred on those dates, nor of the results that may be reported in the future. The pro forma financial information for contains an adjustment of $286.3 million for the immediate vesting of Class B Units.

For the Year Ended December 31, 2007
(amounts in thousands)
Net revenue	$1,446,995
Operating loss	(32,102)
Interest expense, net	366,995
Net loss	(539,949)

Merger Transaction Costs

During the Predecessor Period, the Company recorded approximately $156.5 million in costs related to the Merger. These costs presented as merger transaction costs on our consolidated statement of operations, include approximately $31.6 million of accounting, investment banking, legal and other costs associated with the Merger and $124.9 million of expense related to the accelerated vesting and buyout of employee stock options and restricted stock awards upon consummation of the Merger.

3. Receivables, net

Components of receivables are as follows (amounts in thousands):

	Successor
	December 31,
	2009	2008
Casino	$15,946	$13,067
Hotel	4,068	5,951
Management fees	7,313	5,341
Income tax	18,655	15,614
Due from unconsolidated joint ventures	5,420	3,664
Other	8,714	4,468
	60,116	48,105
Allowance for doubtful accounts	(10,238)	(5,834)
Receivables, net	$49,878	$42,271

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Due from/to Unconsolidated Affiliate

On October 24, 2008 and December 26, 2008, promissory notes for $0.7 million and $4.3 million (collectively, the “2008 GVR Promissory Notes”), respectively were executed between GV Ranch Station, Inc. (the consolidated entity that owns our 50% portion of Green Valley Ranch) and Green Valley Ranch. The 2008 GVR Promissory Notes accrued interest at an annual rate of 5.0% and were payable either on demand or on the six-month anniversary of the execution date. Effective January 1, 2009, the 2008 GVR Promissory Notes were replaced with a new promissory note (the “2009 GVR Promissory Note”) in the amount of $5.0 million, which accrues interest at an annual rate of 5.0% and matures on January 1, 2011. The 2009 GVR Promissory Note is subordinate to Green Valley Ranch’s senior secured debt and interest rate swaps. Subsequent to December 31, 2009, events of default occurred related to Green Valley Ranch’s senior secured debt and interest rate swaps and as a result, the Company believes the GVR Promissory Note and the related accrued interest may not be recoverable. The Company believes Green Valley Ranch’s default on its debt represents the culmination of conditions that existed prior to December 31, 2009 and accordingly, the Company recognized a $5.3 million expense in write-downs and other charges, net in our consolidated statements of operations during the three months ended December 31, 2009 to fully reserve this receivable. The 2008 GVR Promissory Notes and related interest receivable were recorded in due from unconsolidated affiliate on our consolidated balance sheet at December 31, 2008.

On February 16, 2007, Green Valley Ranch entered into a new $830 million credit facility (the “Green Valley Facility”). Proceeds from the Green Valley Facility were used to repay outstanding borrowings under the previous revolving facility and term loan, as well as fund an equal distribution to the members which was comprised of approximately $185 million in cash distributions to each member and a $100 million loan to each member or a wholly-owned subsidiary of such member, in each case evidenced by a promissory note from each member for total distributions of approximately $570 million. Effective January 1, 2008, Green Valley Ranch distributed to its members, or cancelled, as applicable, the $200 million in notes receivable, and the related accrued interest thereon. As a result, the $100 million due to unconsolidated affiliate and related accrued interest recorded on our consolidated balance sheet at December 31, 2007 was eliminated during the year ended December 31, 2008 with a corresponding reduction in our investments in joint ventures.

5. Property and Equipment

Property and equipment consists of the following (amounts in thousands):

		Successor
	Estimated life	December 31,
	(years)	2009	2008
Land	—	$426,918	$440,923
Buildings and improvements	10-45	2,200,182	2,316,836
Furniture, fixtures and equipment	3-7	548,816	523,187
Construction in progress	—	82,062	119,678
		3,257,978	3,400,624
Accumulated depreciation and amortization		(534,295)	(384,455)
Property and equipment, net		$2,723,683	$3,016,169

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property and Equipment (Continued)

Depreciation expense was $153.3 million, $152.1 million, $21.0 million and $139.7 million, respectively, for the years ended December 31, 2009, 2008, the Successor Period, and the Predecessor Period.

During the year ended December 31, 2009, we reviewed the carrying values of our property and equipment for impairment because we determined that indicators of impairment existed. We compared the estimated future cash flows of the assets for each reporting unit, on an undiscounted basis, to the carrying values of the assets as required by the accounting guidance for impairment or disposal of long-lived assets. For those assets where the undiscounted cash flows did not exceed the carrying values, we measured an impairment based on the excess of carrying value over fair value. As a result, we recorded impairment charges totaling $179.4 million related to property and equipment at certain operating subsidiaries in impairment of other assets in our consolidated statements of operations.

As a result of the Merger discussed in Note 1 and pursuant to the provisions of the accounting guidance for the impairment or disposal of long-lived assets, property and equipment balances reflect the push down of the Investors’ new basis on our consolidated financial statements. At December 31, 2009 and 2008, substantially all of our property and equipment is pledged as collateral for our long-term debt.

6. Goodwill and Other Intangible Assets

As discussed in Note 2, our Merger was completed on November 7, 2007. In connection with the Merger, we recorded significant amounts of intangible assets and goodwill that are included in the tables below.

Intangible assets, net as of December 31, 2009 and 2008 consist of the following:

	December 31, 2009
	Estimated life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Losses	Net Carrying Amount
Brands	Indefinite	$214,791	$—	$(115,237)	$99,554
License rights	Indefinite	4,531	—	—	4,531
Customer relationships	15	268,961	(18,297)	(240,849)	9,815
Management contracts	3-20	521,464	(112,595)	(229,534)	179,335
Other	1	8,654	(8,654)	—	—
		$1,018,401	$(139,546)	$(585,620)	$293,235

	December 31, 2008
	Estimated life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Losses	Net Carrying Amount
Brands	Indefinite	$214,791	$—	$(85,548)	$129,243
License rights	Indefinite	4,490	—	—	4,490
Customer relationships	15	268,961	(16,844)	(228,216)	23,901
Management contracts	3-20	521,464	(60,286)	(16,594)	444,584
Other	1	8,654	(8,654)	—	—
		$1,018,360	$(85,784)	$(330,358)	$602,218

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Goodwill and Other Intangible Assets (Continued)

The intangible asset for customer relationships represents the value associated with our rated casino guests. Prior to our annual impairment test for the year ended December 31, 2008, we had utilized the income forecast approach as our basis for amortization of the customer relationships intangible assets since the cash flow related to these assets was expected to be higher in the earlier years of the relationship and then decline materially over time. Subsequent to our annual impairment testing for the year ended December 31, 2008, these intangible assets are being amortized ratably over their estimated useful lives as the expected pattern of consumption no longer accommodates the income forecast approach. The remaining definite-lived intangible assets are being amortized ratably over their estimated useful lives. The aggregate amortization expense for the years ended December 31, 2009 and 2008 and the Successor Period for those assets that are amortized under the provisions of the accounting guidance for goodwill and intangible assets was approximately $53.8 million, $74.5 million and $11.3 million, respectively. There was no such amortization expense related to intangible assets recorded in the Predecessor Period. Estimated annual amortization expense for intangible assets for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 is anticipated to be approximately $21.9 million, $0.8 million, $4.3 million, $23.8 million and $23.8 million, respectively.

During the years ended December 31, 2009 and 2008, we recorded impairment losses in impairment of other intangible assets on our consolidated statement of operations of $12.6 million and $228.2 million, respectively, related to our customer relationships and $29.7 and $85.5 million, respectively, related to our brands. The impairment of our brands and customers relationships is the result of the ongoing recession which has resulted in decreased projected cash flow estimates, decreased valuation multiples for gaming assets due to the current market conditions and higher discount rates resulting from turmoil in the credit markets. The concentration of our customer base in the Las Vegas valley, where the impact of the recession has been particularly significant, has negatively impacted our projected cash flow estimates. In addition, during the year ended December 31, 2009, we recorded impairment losses totaling $212.9 million in impairments of other intangible assets on our consolidated statements of operations related to certain management contract intangible assets as a result of decreases in the projected revenue streams for these contracts. During the year ended December 31, 2008 we recorded an impairment loss of $16.6 million in impairment of other intangible assets on the consolidated statements of operations related to the management contract intangible asset for the Mechoopda Indian Tribe of Chico Rancheria, California (the “MITCR”), a federally recognized Native American tribe, as a result of a decrease in the projected revenue stream from this contract due to the high costs of financing resulting from the turmoil in the credit markets.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Goodwill and Other Intangible Assets (Continued)

Goodwill primarily represents the excess of total acquisition costs over the fair market value of net assets acquired in the Merger. The changes in the carrying amount of goodwill for the year ended December 31, 2009 are as follows (amounts in thousands):

Year ended December 31, 2009
Balance at the beginning of the year:
Goodwill	$2,986,993
Accumulated impairment losses	(2,620,509)
$366,484
Impairment losses	(181,785)
Balance at the end of the year:
Goodwill	$2,986,993
Accumulated impairment losses	(2,802,294)
$184,699

In conjunction with our annual impairment testing for the year ended December 31, 2009, we determined that goodwill impairment totaling approximately $181.8 million existed at certain operating subsidiaries. In conjunction with our annual impairment testing for the year ended December 31, 2008, we determined that an impairment of the goodwill recorded in conjunction with the Merger of approximately $2.6 billion existed company-wide. These impairments were recorded in impairment of goodwill on our consolidated statements of operations. For the Predecessor Period, we recorded an impairment of goodwill at Wildfire Boulder and Gold Rush totaling approximately $8.0 million. We determined that there was no goodwill impairment during the Successor Period.

7. Land Held for Development

Land Held for Development

As of December 31, 2009, we had $305.6 million of land held for development consisting primarily of eleven sites that are owned or leased, which includes 368 acres in the Las Vegas valley, 1,321 acres in northern California and 200 acres in Reno, Nevada. The primary gaming-entitled land that we own in the Las Vegas valley consists of 77 acres of land (106 acres including those leased or under contract) on which the Wild Wild West is located and the surrounding area, 71 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 58 acres also located in southwest Las Vegas at the intersection of Town Center and Interstate 215, 45 acres in the master-planned community of Inspirada located in Henderson, Nevada, 61 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue of which we lease and have an option to purchase 2.5 acres, and 30 acres on Boulder Highway at the site formerly known as the Castaways Hotel Casino and Bowling Center.

In December 2008, we amended the lease and purchase agreement for the 19-acre parcel of land on which the Wild Wild West is located. Under the amended agreement, we have an option to purchase the land for a purchase price of $36 million. The amended lease also includes options to purchase the land in July 2023, 2044 and 2065 for a purchase price equal to fair market value as of July 2022, 2043 and 2064,

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Land Held for Development (Continued)

respectively. No amounts related to these purchase options have been recorded on our consolidated balance sheets at December 31, 2009 and December 31, 2008.

Our decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of acceptable financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to proceed with any particular project.

Impairment Loss

As a result of the continuing recession and its significant impact on real estate values, we reviewed our land held for development for impairment during the year ended December 31, 2009 and determined that impairments existed for a number of sites. As a result, we recorded impairments totaling $617.4 million in impairment of other assets in our consolidated statements of operations related to impairments of our land held for development in the Las Vegas valley, Reno, Nevada, and northern California.

During the three months ended December 31, 2008, it was determined that a triggering event, as described under the accounting guidance for impairment or disposal of long-lived assets, had occurred related to much of our land held for development due to changes in the anticipated use of certain land parcels and the current economic condition of the Company and its ability to secure adequate financing for capital projects going forward. As a result, we compared the estimated future cash flows for certain land parcels, on an undiscounted basis, to the carrying value. In certain instances, the carrying value was higher and as such, we recorded an impairment loss of $148.0 million to write down the book value of the land to the fair values. The fair values were calculated by management utilizing traditional real estate valuation techniques, primarily the sales comparison approach.

Loss on Land Disposition

During the year ended December 31, 2009, we recorded a loss on land disposition of $5.1 million related to a parcel of land in Reno, Nevada that had previously been held for development.

8. Investments in Joint Ventures

We have various investments in 50% owned joint ventures, and a 6.7% investment in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada, which are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by our share of earnings, losses and distributions of the joint ventures, and the carrying value of investments may be reduced below zero, resulting in a deficit investment balance, when the investor is committed to provide further financial support for the investee. As of December 31, 2009, we have received distributions in excess of our equity earnings. The investment balance also includes any fair value adjustments recorded in

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Investments in Joint Ventures (Continued)

conjunction with the Merger described in Note 1 and impairment charges discussed below. Investments in joint ventures consist of the following (amounts in thousands):

	Successor
	December 31,
	2009	2008
Green Valley Ranch (50.0%) (a)	$4,310	$26,162
Rancho Road (50.0%) (b)	—	366
Palms Casino Resort (6.7%)	—	4,080
Barley’s (50.0%)	4,852	10,764
Wildfire Lanes (50.0%)	1,257	1,668
The Greens (50.0%)	70	510
Investments in joint ventures	$10,489	$43,550
Aliante Station (50.0%) (c)	$(38,389)	$(3,557)
Rancho Road (50.0%) (b)	(104,659)	—
Deficit investments in joint ventures	$(143,048)	$(3,557)

(a)   Effective January 1, 2008, Green Valley Ranch distributed to its Members, or cancelled, as applicable, $200 million in notes receivable and the related accrued interest thereon. As a result, the $100 million due to unconsolidated affiliate and related accrued interest recorded on our consolidated balance sheet at December 31, 2007 was eliminated during the year ended December 31, 2008 with a corresponding reduction in our investment in Green Valley Ranch.

(b)   As a result of the significant decline in real estate values in the Las Vegas valley, Rancho Road recorded an impairment charge related to its land held for development. Our investment in Rancho Road at December 31, 2009 reflects a deficit of approximately $104.7 million which is recorded as a long-term liability on our consolidated balance sheets.

(c)   As a result of ongoing operating losses of Aliante Station and an impairment of our joint venture investment recognized during the year ended December 31, 2008, our investment in Aliante Station at December 31, 2009 and 2008 reflect deficits of approximately $38.4 million and $3.6 million, respectively, which is recorded as a long-term liability on our consolidated balance sheets.

As a result of the Merger, our investments in joint ventures balance as of December 31, 2007 differed from our ownership equity in these investments by $217.3 million due to the allocation of the purchase price to these investment accounts. Differences between our investments in joint ventures balance and the Company’s underlying equity in the joint ventures attributable to land, goodwill and indefinite-lived intangible assets are not amortized. Differences attributable to depreciable assets and definite-lived intangible assets are amortized based on the estimated useful lives of the related assets and recorded in earnings from joint ventures on our consolidated statement of operations. During the years ended December 31, 2009 and 2008, we recorded approximately $0.1 million and $2.8 million, respectively, of depreciation and amortization related to these assets. As a result of amortization expense recorded during the years ended December 31, 2009, 2008 and the Successor Period, and impairment losses recorded during the three months ended December 31, 2009 discussed below, these differences have been fully written off as of December 31, 2009.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Investments in Joint Ventures (Continued)

Impairment Loss

During the year ended December 31, 2009, it was determined that due to the ongoing recession and its impact on our estimated future cash flows from our investments in joint ventures, a triggering event, as described under the accounting guidance for the impairment or disposal of long-lived assets, had occurred related to certain of our investments in joint ventures. As a result, we compared the estimated future cash flows of each of our investments in joint ventures, on an undiscounted basis, to the carrying value. The carrying values for our investments in certain joint ventures were higher and as such, we recorded impairment losses totaling approximately $30.0 million to reduce the carrying values of our investments in these joint ventures to their fair values.

During the three months ended December 31, 2008, it was determined that a triggering event, as described under the accounting guidance for the impairment or disposal of long-lived assets, had occurred related to a majority of our investments in joint ventures due to the ongoing recession which has caused us to decrease our estimates for projected cash flows from our investments in joint ventures. As a result, we compared the estimated future cash flows of each of our investments in joint ventures, on an undiscounted basis, to the carrying value. The carrying value for all of our investments in joint ventures, with the exception of Green Valley Ranch, was higher and as such, we recorded an impairment loss of approximately $273.0 million to reduce the carrying values of our investments in joint ventures to their fair values.

Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	Successor
	December 31,
	2009	2008
Current assets	$78,715	$119,417
Property and equipment and other assets, net	1,775,436	2,109,933
Current liabilities	492,344	152,528
Long-term debt and other liabilities	1,356,243	1,711,428
Shareholders’ equity	5,564	365,394

Summarized results of operations for the joint ventures are as follows (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Net revenues	$459,688	$520,203	$81,609	$479,017
Operating costs and expenses	736,647	469,973	69,613	386,920
Operating income	(276,959)	50,230	11,996	92,097
Interest and other expense, net	114,141	128,298	15,744	66,191
Net (loss) income	$(391,100)	$(78,068)	$(3,748)	$25,906

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Investments in Joint Ventures (Continued)

Our share of the operating (losses) earnings from these joint ventures is shown as a separate line item after operating income on our consolidated statements of operations. For the year ended December 31, 2009, operating losses from joint ventures includes a total of $124.9 million in impairment charges related primarily to impairment charges recorded by Rancho Road, LLC and Aliante Holding, LLC in connection with land held for development. In addition, our share of interest and other expense from these joint ventures is shown as a separate component under other expense on our consolidated statements of operations, which also includes our 50% interest in the mark-to-market valuation of the interest rate swaps that are not designated as hedging instruments. The following table identifies the total equity (losses) earnings from joint ventures (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Operating (losses) earnings from joint ventures	$(127,643)	$17,020	$5,875	$34,247
Interest and other expense from joint ventures	(40,802)	(47,643)	(4,743)	(23,503)
Net (losses) earnings from joint ventures	$(168,445)	$(30,623)	$1,132	$10,744

9. Management Fees

We have entered into a Development Services Agreement and a Management Agreement with the United Auburn Indian Community (“UAIC”). Our seven-year Management Agreement was approved by the National Indian Gaming Commission (the “NIGC”) and expires in June 2010. Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered into by the UAIC and Placer County, California, we developed, with the UAIC, Thunder Valley, a gaming and entertainment facility on approximately 49 acres located approximately seven miles north of Interstate 80 on Highway 65, in Placer County, California, near Sacramento, which opened on June 9, 2003.

We manage Thunder Valley on behalf of the UAIC and receive a management fee equal to 24% of net income (as defined in the management agreement). In addition, we are the managing partner for Green Valley Ranch, Aliante Station, Barley’s, The Greens and Wildfire Lanes and receive a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) from Green Valley Ranch and Aliante Station and 10% of EBITDA from Barley’s, The Greens, and Wildfire Lanes. Our management fees are included in net revenues on our consolidated statements of operations. Management fees earned under our management agreements are recognized in revenue when the services have been performed, the amount of the fee is determinable, and collectability is reasonably assured.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (amounts in thousands):

	Successor
	December 31,
	2009	2008
Accrued payroll and related	$20,973	$55,673
Accrued gaming and related	25,705	30,612
Other accrued expenses and current liabilities	44,998	29,742
Total accrued expenses and other current liabilities	$91,676	$116,027

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise

Long-term debt consists of the following (amounts in thousands):

	Successor
	December 31,
	2009	2008
CMBS mortgage loan and related mezzanine financings, due November 12, 2010, interest at a margin above LIBOR (5.7% and 6.0% at December 31, 2009 and 2008, respectively) (a)(b)	$2,475,000	$2,475,000
Land Loan, due February 7, 2011, interest at a margin above LIBOR or Alternate Base Rate (6.5% and 7.6% at December 31, 2009 and 2008, respectively)	242,032	250,000
Revolver, due August 7, 2012, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (5.2% and 3.9% at December 31, 2009 and 2008, respectively) (b)	628,237	628,237
Term Loan, due August 7, 2012, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (4.7% and 3.8% at December 31, 2009 and 2008, respectively) (b)	245,000	247,500
6% senior notes, interest payable semi-annually, principal due April 1, 2012, callable April 1, 2009, net of unamortized discount of $20.1 million at December 31, 2008 (b)	450,000	429,914
7 3/4% senior notes, interest payable semi-annually, principal due August 15, 2016, callable August 15, 2011, net of unamortized discount of $7.8 million at December 31, 2008 (b)	400,000	392,164
6 1/2% senior subordinated notes, interest payable semi-annually, principal due February 1, 2014, callable February 1, 2009, net of unamortized discount of $47.9 million at December 31, 2008 (b)	442,000	402,051
6 7/8% senior subordinated notes, interest payable semi-annually, principal due March 1, 2016, callable March 1, 2009, net of unamortized discount of $84.9 million at December 31, 2008 (b)	660,000	615,105
6 5/8% senior subordinated notes, interest payable semi-annually, principal due March 15, 2018, callable March 15, 2011, net of unamortized discount of $45.1 million at December 31, 2008 (b)	300,000	254,942
Other long-term debt, weighted-average interest of 7.9% and 7.8% at December 31, 2009 and 2008, respectively, maturity dates ranging from 2010 to 2020	79,789	87,240
Total long-term debt	5,922,058	5,782,153
Current portion of long-term debt	(242,347)	(2,977,364)
Long-term debt subject to compromise (b)	(5,670,370)	—
Total long-term debt, net	$9,341	$2,804,789

(a)      Prior to the maturity date, the CMBS Borrower exercised a one-year extension to extend the maturity date to November 2010 subject to two additional one-year extensions. The lenders have disputed the effectiveness of the extension.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise (Continued)

(b)                 Certain long-term debts are subject to compromise as a result of the Chapter 11 Case and are classified as liabilities subject to compromise in our consolidated balance sheet at December 31, 2009 as described below.

Liabilities Subject to Compromise

Under bankruptcy law, actions by creditors to collect upon liabilities of the Debtors incurred prior to the Petition Date are stayed and certain other pre-petition contractual obligations may not be enforced against the Debtors without approval of the Court. In accordance with the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, these liabilities are classified as liabilities subject to compromise in our consolidated balance sheet as of December 31, 2009, and are adjusted to the expected amount of the allowed claims, even if they may be settled for lesser amounts. The expected amount of the allowed claims for certain liabilities subject to compromise differ from their prepetition carrying amounts mainly as a result of the write-off of approximately $185.7 million in debt discounts during the year ended December 31, 2009 and the reversal of approximately $88.6 million in nonperformance risk adjustments that had previously been included in the pre-petition fair values of the interest rate swap liabilities in accordance with the accounting guidance for fair value measurements. Adjustments to the claims may result from negotiations, payments authorized by the Court, or other events. It is anticipated that such adjustments, if any, could be material. As of December 31, 2009, pre-petition liabilities included in liabilities subject to compromise have been reduced as a result of the payment of certain accounts payable and notes payable as allowed by the court, and non-cash adjustments of the expected amount of the allowed claims related to interest rate swap liabilities. Any payment terms established for the liabilities subject to compromise will be established in connection with actual confirmation of the plan of reorganization. Liabilities subject to compromise are classified separately from long-term obligations and current liabilities.

The following table summarizes the components of liabilities subject to compromise as of December 31, 2009 (in thousands):

December 31, 2009
CMBS mortgage loan and related mezzanine financings	$2,475,000
Revolver and term loan	873,237
6% senior notes	450,000
7 3/4% senior notes	400,000
6 1/2% senior subordinated notes	442,000
6 7/8% senior subordinated notes	660,000
6 5/8% senior subordinated notes	300,000
Other long-term debt	70,133
Interest rate swaps	141,793
Accrued interest	142,562
Payroll and related liabilities	25,330
Accounts payable and other liabilities	4,054
Total liabilities subject to compromise	$5,984,109

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise (Continued)

Interest Expense

In accordance with the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, interest expense is recognized only to the extent that it will be paid during the bankruptcy proceeding or that it is probable that it will be an allowed claim. Currently the Company is not accruing interest for the senior notes, the senior subordinated notes or the mezzanine financings. As a result, post-petition interest expense is lower than pre-petition interest expense. The write-off of debt discounts and deferred debt issue costs related to liabilities subject to compromise also reduces post-petition interest expense as there are no longer any non-cash amortization charges related to these items.

CMBS Loans

In connection with the Merger, on November 7, 2007, a number of wholly-owned unrestricted direct and indirect subsidiaries of Station (collectively, the “CMBS Borrower”) entered into a mortgage loan and related mezzanine financings in the aggregate principal amount of $2.475 billion (the “CMBS Loans”), for the purpose of financing the Merger consideration payable to the Company’s stockholders upon consummation of the Merger and paying fees and expenses incurred in connection with the Merger.

The CMBS Loans are secured by substantially all fee and leasehold real property comprising Palace Station, Boulder Station, Sunset Station and Red Rock (collectively, the “CMBS Property”) and will mature in November 2010. Prior to the 2009 maturity date, the CMBS Borrower exercised a one-year extension to extend the maturity date to November 2010 subject to two additional one-year extensions. The lenders have disputed the effectiveness of the extension. Interest on the CMBS Loans is equal to one-month LIBOR plus 5.3% per annum, which includes an additional 3.0% default rate. As a result of the Chapter 11 Case, interest due on the mezzanine financings is not being remitted to the mezzanine lenders. The CMBS Borrower is required to hedge the LIBOR interest rate such that it will not exceed 5.5% on a blended basis. As a result, the CMBS Borrower purchased interest rate caps with a combined notional amount of $1.11 billion and a cap rate of 5.8% for an initial premium of $3.6 million. The initial premium was recorded in other assets and, in accordance with the authoritative guidance for accounting for derivative Instruments and hedging activities, is marked to market at each reporting period. In addition, the CMBS Borrower entered into an interest rate swap with a notional amount of $1.36 billion in which the borrower paid a fixed rate of approximately 5.3% and received one-month LIBOR, terminating in November 2012. This interest rate swap was early terminated during the three months ended December 31, 2009 (see Note 12—Derivative Instruments).

The loan documents for the CMBS Loans (the “CMBS Loan Documents”) contain a number of covenants that, among other things, restrict, subject to certain exceptions, each wholly-owned unrestricted direct and indirect subsidiary’s ability to incur additional indebtedness; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends or make distributions; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; and fundamentally change its business. The CMBS Loan Documents also require the CMBS Borrower to fund specific reserves as defined. In addition, the CMBS Loan Documents contain a requirement that if the CMBS Borrower fails to maintain a minimum lease coverage ratio of 1.15 to 1.00 during two consecutive fiscal quarters, 80% of the funds available following the payment of all amounts and reserves required to be made pursuant to the CMBS Loan Documents be deposited into an account for the benefit of the lenders instead of permitting distribution of such funds to the Company. As of December 31, 2009, we were not in

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise (Continued)

compliance with the lease coverage ratio. In a letter dated April 6, 2009 to the CMBS Borrower, certain lenders under the CMBS Loans alleged that the CMBS Borrower had not calculated the lease coverage ratio in accordance with the CMBS Loan Documents for the quarters ended September 30, 2008 and December 31, 2008 and further alleged that the CMBS Borrower would not have been in compliance with the minimum lease coverage ratio if the lease coverage ratio had been properly calculated. As a result, those lenders instituted a block against the release of 80% of the funds available following the payment of all amounts and reserves due under the CMBS Loans and instructed our depository bank to hold such funds in a collateral account for the benefit of the lenders. As a result of the Chapter 11 Case, the block against the release of funds increased to 100% of the funds available following the payment of all amounts and reserves due under the CMBS Loans. During year ended December 31, 2009, $78.7 million was deposited in the collateral account in relation to this block.

Land Loan

On February 7, 2008, CV Propco, LLC, a wholly-owned, indirect unrestricted subsidiary of Station, as borrower, entered into a $250 million delay-draw term loan which is collateralized by land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West in Las Vegas, Nevada (the “Land Loan”). The Land Loan contains no principal amortization and matures on February 7, 2011. At closing, $200 million was drawn with the remaining $50 million drawn in June 2008. The proceeds were used to fund a distribution to Station, establish an interest reserve and pay transaction expenses. Borrowings under the Land Loan bear interest at LIBOR plus 5.5% per annum or at the Alternate Base Rate (as defined in the Land Loan) plus 3.5% per annum, which includes an additional 2% default rate, at the borrower’s election. The borrower is required to hedge the interest rate such that LIBOR will not exceed 6.5%. As a result, the borrower entered into two interest rate swap agreements with notional amounts of $200 million and $50 million in which the borrower pays a fixed LIBOR rate of 3.0% and 3.7%, respectively, and receives one-month LIBOR. These interest rate swaps were early terminated in November 2009 (see Note 12—Derivative Instruments).

The Land Loan contains a number of covenants that, among other things, restrict, subject to certain exceptions, the borrower’s ability to incur additional indebtedness; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends or make distributions; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; and fundamentally change its business. In addition, the Land Loan requires the borrower to maintain a loan-to-value ratio of no more than 40% and also contains customary affirmative covenants and certain events of default.

During the first quarter of 2009, the lenders under the land loan, based on appraisals, indicated their opinion that the value of the collateral had likely decreased to the point that the loan-to-value ratio was no longer less than 40%, as required under the credit agreement, and thus an event of default had occurred under the credit agreement. As a result of such event of default, lenders have become entitled to exercise remedies, including, among other things, the ability to declare the land loan and related accrued interest due and payable and to foreclose on the underlying collateral of the borrower which at December 31, 2009 and 2008 included land with a book value of $133.2 million and $501.1 million, respectively. In December 2009, the balance of the interest reserve account of $8.2 million was liquidated, and $8.0 million was applied as a principal reduction to the loan with the remainder applied to the swap termination settlement amount. In addition, the borrower did not make the November 2009 payments or any subsequent payments due on account of interest or the interest rate swap agreements. There is no recourse to the Company for any portion of the land loan that is not satisfied by the Borrower or the collateral. The

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise (Continued)

Company is in discussions with the lenders regarding solutions to the event of default however the Company can provide no assurance that it will be able to reach a solution with the lenders. As a result the outstanding indebtedness related to the land loan and the market value of the associated interest rate swap have been classified as current in the accompanying consolidated balance sheets at December 31, 2009. See Note 7 for a discussion of impairment charges recognized during the years ended December 31, 2009 and 2008 related to land held for development.

Credit Agreement

In connection with the Merger, Station, as borrower, entered into a new $900 million senior secured credit agreement (the “Credit Agreement”) consisting of a $650 million revolving facility (the “Revolver”) and a $250 million term loan (the “Term Loan”). The maturity date for both the Term Loan and the Revolver is August 7, 2012 subject to a single 15-month extension (as further defined in the Credit Agreement). The Term Loan requires quarterly principal payments of $625,000. The Revolver contains no principal amortization. Borrowings under the Credit Agreement bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Credit Agreement), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolver, will vary quarterly based on our total debt to Adjusted EBITDA (as defined in the Credit Agreement). As of December 31, 2009, the borrower’s margin above the Eurodollar Rate on borrowings under the Credit Agreement was 4.50%. As of December 31, 2009, the maximum margin for Eurodollar Rate borrowings was 4.50% and the maximum margin for Alternate Base Rate borrowings was 3.50%. As of December 31, 2009, the fee for any unfunded portion of the Revolver was 0.375%.

The Credit Agreement contains certain financial and other covenants. These include a minimum interest coverage, a maximum total debt to Adjusted EBITDA (as defined in the Credit Agreement) ratio and a total senior secured debt to Adjusted EBITDA (as defined in the Credit Agreement) ratio.

For the quarters ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009, we were not in compliance with the financial covenants in the Credit Agreement. In addition, the filing of the Chapter 11 Case constitutes an event of default under the terms of the Credit Agreement. Notwithstanding such events of default, in connection with the filing of the Chapter 11 Case, on July 28, 2009, the Company entered into a Second Forbearance Agreement and Second Amendment to the Credit Agreement (the “Forbearance Agreement”) with the lenders holding a majority of the commitments under its Credit Agreement pursuant to which the lenders agreed, among other things, to forbear from exercising their default-related rights, remedies and powers or privileges against certain subsidiaries that guarantee the Company’s obligations under the Credit Agreement. The Forbearance Agreement terminated on January 31, 2010.

Senior and Senior Subordinated Notes

The indentures (the “Indentures”) governing our $2.3 billion in aggregate principal amount of senior and senior subordinated notes (the “Notes”) contain certain customary financial and other covenants, which limit our and our subsidiaries’ ability to incur additional debt. As a result of the filing of the Chapter 11 Case, all amounts outstanding under the Notes have been accelerated and are due and payable.

We did not make scheduled interest payments on the Company’s $450 million 6 1/2% Senior Subordinated Notes due February 1, 2014 (the “2014 Subordinated Notes”), $400 million 7 3/4% Senior Notes due August 15, 2016 (the “2016 Senior Notes”), $700 million 6 7/8% Senior Subordinated Notes due

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise (Continued)

2016 (the “2016 Subordinated Notes”), $300 million 6 5/8% Senior Subordinated Notes due 2018 (the “2018 Subordinated Notes”) or $450 million 6% Senior Notes due 2012 (the “2012 Senior Notes”) since February 1, 2009. The grace periods with respect to the payment of interest on the 2014 Subordinated Notes, 2016 Senior Notes, 2016 Subordinated Notes, 2018 Subordinated Notes and 2012 Senior Notes have expired, resulting in an event of default under the indentures governing such indebtedness. In addition as a result of the filing of the Chapter 11 Case, the 2014 Subordinated Notes, 2016 Senior Notes, 2016 Subordinated Notes, 2018 Subordinated Notes and 2012 Senior Notes have been accelerated and are due and payable, subject to the bankruptcy stay.

Gain on Early Retirement of Debt

In January 2009, a wholly-owned subsidiary of the Company purchased $40.0 million in aggregate principal amount of our outstanding $700 million 6 7/8% Senior Subordinated Notes and $8.0 million in aggregate principal amount of our outstanding $450 million 6 1/2% Senior Subordinated Notes for approximately $1.5 million plus approximately $1.4 million in accrued interest. As a result, during the three months ended March 31, 2009, we recorded a gain on early retirement of debt of approximately $40.3 million, which is the difference between the reacquisition price and the net carrying amount of the extinguished debt including the face amount of the associated debt adjusted for the related unamortized discount and debt issuance costs.

Corporate Office Lease

In November 2007, we entered into a sale-leaseback agreement related to our corporate office building with a third-party real estate investment firm. We sold the corporate office building for approximately $70 million and subsequently entered into a lease with the purchaser for an initial period of 20 years with four options to extend the lease, each option for an extension of five years. An event of default under the sale leaseback agreement for the corporate office building occurred on October 26, 2009 as a result of the Chapter 11 Case not being dismissed within 90 days following the filing thereof, entitling the landlord to exercise its remedies thereunder, including, among other things, termination of the lease and acceleration of contractual rents. Annual lease payments increase approximately 1.2% annually to approximately $6.7 million in the final year of the original term. The lease also contains two options for us to repurchase the corporate office building, one option at the end of the fifth year of the lease term and a second option at the end of the tenth year of the lease term, which is considered continuing involvement under the authoritative guidance for accounting for sale-leaseback transactions involving real estate. Because of this continuing involvement, the sale-leaseback transaction is being accounted for as a financing transaction, with the sales proceeds recorded as a liability and the lease payments recorded as interest expense. In addition, we continue to include the corporate office building within property and equipment, net on our consolidated balance sheets and depreciate it according to our policy. During the twelve months ended December 31, 2009 and 2008, we recorded interest expense related to this lease of approximately $5.3 million and $5.3 million, respectively. Future minimum lease payments related to this lease for the next five years are approximately $5.4 million, $5.5 million, $5.5 million, $5.6 million and $5.7 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

Revolving Facility

In conjunction with the Merger on November 7, 2007, we terminated our previous $2.0 billion revolving credit facility (the “Revolving Facility”) due December 2010. As a result, we recorded a loss on

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term Debt and Liabilities Subject to Compromise (Continued)

early retirement of debt of approximately $8.1 million during the Successor Period to reflect the write off of the unamortized loan costs. In addition, we terminated two interest rate swaps with a combined notional amount of $500 million, which were due to terminate in December 2010 and tied directly to the Revolving Facility. These interest rate swaps were terminated at market value, and as a result, we paid approximately $12.2 million, which is included in loss on early retirement of debt in the Successor Period.

At December 31, 2009, the estimated fair value of our long-term debt was approximately $3.8 billion, compared to the book value of $5.9 billion. The estimated fair value of our long-term debt at December 31, 2008 was approximately $3.9 billion, compared to the book value of approximately $5.8 billion. The estimated fair value amounts were based on quoted market prices on or about December 31, for our debt securities that are publicly traded. For the Revolver, Term Loan, CMBS Loans and Land Loan, the fair value approximates the carrying amount of the debt due to short-term maturities of the individual components of the debt.

Scheduled maturities of long-term debt, excluding liabilities subject to compromise, are as follows (amounts in thousands):

Years ending December 31,
2010	$242,347
2011	5,670
2012	356
2013	621
2014	352
Thereafter	2,342
Total	$251,688

Long-term debt included in liabilities subject to compromise is not included in the above table since the scheduled maturities are uncertain as a result of the Chapter 11 Case.

12. Derivative Instruments

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps and interest rate caps as part of our cash flow hedging strategy. Interest rate swaps utilized as cash flow hedges involve the receipt of variable-rate payments in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. We do not use derivative financial instruments for trading or speculative purposes.

At December 31, 2009, we have a floating-to-fixed interest rate swap with a notional amount of $250 million, terminating in January 2011, which effectively converts a portion of our floating-rate debt to a fixed rate. This interest rate swap is not designated as a hedging instrument and as a result, gains or losses resulting from the change in fair value of this swap are recognized in earnings in the period of the change. Fluctuations in interest rates can cause the fair value of our derivative instruments to change each reporting period. While we attempt to predict such movements in interest rates and impact on derivative instruments, such estimates are subject to a large degree of variability which could have a significant impact on our consolidated financial statements. As of December 31, 2009, we paid a weighted-average fixed rate of approximately 3.0% and received one-month LIBOR which approximated 0.2% on this

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Derivative Instruments (Continued)

interest rate swap. As a result of the Chapter 11 Case, this interest rate swap is classified in liabilities subject to compromise at December 31, 2009.

During the three months ended December 31, 2009, we early terminated a floating-to-fixed interest rate swap with a notional amount of $1.36 billion. Prior to termination, this cash flow hedge effectively converted a portion of our floating-rate debt to a fixed rate. This interest rate swap was not designated as a hedging instrument and as a result, gains or losses resulting from the change in fair value of this swap were recognized in earnings in the period of the change. The estimated expected amount of the allowed claim related to this interest rate swap is classified in liabilities subject to compromise at December 31, 2009.

Also during the three months ended December 31, 2009, we early terminated two floating-to-fixed interest rate swaps with a combined notional amount of $250 million, and it became probable that the original forecasted transactions would not occur. Prior to termination, these cash flow hedges effectively converted a portion of our floating-rate debt to a fixed rate. These interest rate swaps previously qualified and were designated as cash flow hedges, resulting in the effective portion of the gain or loss from the change in fair value being reported as a component of other comprehensive income (loss). The variable cash flow method was used to measure the ineffectiveness of the hedging relationship. Accordingly, the calculation of ineffectiveness involved a comparison of the present value of the cumulative change in the expected future cash flows of the variable portion of the interest rate swaps and the present value of the cumulative change in the expected future variable interest payments designated in the hedging relationship. During the first quarter of 2009, these interest rate swaps were de-designated as cash flow hedges for accounting purposes. As a result of the termination of these swaps, we reclassified $1.7 million in deferred losses, net of tax, from accumulated other comprehensive income into earnings. The total termination settlement amount of these swaps is recorded in accrued expenses and other current liabilities at December 31, 2009.

During the second quarter of 2009, two interest rate swaps of one of our 50% owned joint ventures with notional amounts of $297.8 million were terminated and it became probable that the original forecasted transactions would not occur. As a result, we reclassified $0.3 million in deferred losses, net of tax, from accumulated other comprehensive income into earnings. As of December 31, 2009, the remaining interest rate swaps of our 50% owned joint ventures have a total notional amount of $420.0 million. Subsequent to December 31, 2009, these remaining interest rate swaps were early terminated, and as a result, the remaining balance of $2.0 million of deferred losses, net of tax, will be reclassified from accumulated other comprehensive income into earnings during the first quarter of 2010.

Accumulated other comprehensive loss on our consolidated balance sheets includes deferred gains and losses related to our interest rate swaps that were previously designated as hedging instruments under the authoritative guidance for accounting for derivative instruments and hedging activities, as well as our proportionate share of our 50% owned joint ventures’ deferred gains and losses on interest rate swaps that were previously designated as hedging instruments. We expect a total of approximately $2.0 million of deferred net losses related to these interest rate swaps, included in accumulated other comprehensive loss at December 31, 2009, to be reclassified into earnings during the next twelve months.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Derivative Instruments (Continued)

The activity in deferred gains (losses) on derivatives included in accumulated other comprehensive loss is as follows (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Deferred losses on derivatives included in accumulated other comprehensive loss, beginning balance	$(8,414)	$(6,477)	$(7,791)	$(612)
Gains (losses) recognized in other comprehensive loss on derivatives (effective portion), net of tax	1,286	(1,937)	1,314	(7,179)
Losses reclassified from other comprehensive income into income (effective portion) in change of fair value of derivative instruments	3,152	—	—	—
Losses reclassified from other comprehensive income into income as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	1,991	—	—	—

Deferred losses on derivatives included in accumulated other comprehensive loss, ending balance	$(1,985)	$(8,414)	$(6,477)	$(7,791)

In accordance with the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, the Debtors’ interest rate swap liabilities are classified as liabilities subject to compromise in our consolidated balance sheet as of December 31, 2009, and are adjusted to the expected amounts of the allowed claims, which are different than the prepetition amounts originally recorded on the financial statements. The losses resulting from these adjustments are recorded in reorganization items in the accompanying consolidated statements of operations for the year ended December 31, 2009.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Derivative Instruments (Continued)

Presented below are the effects of derivative instruments on our consolidated statements of operations (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Amounts included in change in fair value of derivative instruments:
Gains (losses) from interest rate swaps	$28,019	$(19,762)	$(30,686)	$—
Losses from interest rate cap	(121)	(3,295)	—	—

Net gains (losses) for derivatives not designated as hedging instruments	27,898	(23,057)	(30,686)	—
Losses reclassified from other comprehensive income into income (effective portion)	(1,501)	—	—	—
Losses reclassified from accumulated other comprehensive income into income as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	(2,668)	—	—	—

Total derivative gains (losses) included in change in fair value of derivative instruments	23,729	(23,057)	(30,686)	—

Amounts included in reorganization items:
Losses from interest rate swaps	(80,790)	—	—	—

Amounts included in interest and other expense from joint ventures:
Gains (losses) for derivatives not designated as hedging instruments	7,936	(12,328)	(265)	—
Losses reclassified from other comprehensive income into income (effective portion)	(3,348)	—	—	—
Losses reclassified from accumulated other comprehensive income into income as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur	(394)	—	—	—

Total derivative gains (losses) included in interest and other expense from joint ventures	4,194	(12,328)	(265)	—

Total derivative losses` included in consolidated statements of operations	$(52,867)	$(35,385)	$(30,951)	$—

The difference between amounts received and paid under our interest rate swap agreements, as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Derivative Instruments (Continued)

life of the interest rate swaps. The net effect of the interest rate swaps and interest rate cap resulted in an increase in interest expense of approximately $77.5 million, $35.1 million and $0.4 million for the years ended December 31, 2009 and 2008 and the Successor Period, respectively. In addition, our proportionate share of the net effect of interest rate swaps of our 50% owned joint ventures is reflected as an increase (decrease) in interest and other expense from joint ventures in our consolidated statements of operations, and totaled approximately $10.6 million. $17.3 million and $(0.7) million for the years ended December 31, 2009 and 2008 and the Successor Period, respectively.

The fair values of our outstanding derivative instruments are recorded in our consolidated balance sheet as follows (amounts in thousands):

	Fair Value at
Balance Sheet Classification	December 31, 2009	December 31, 2008
Derivatives designated as hedging instruments:
Interest rate swaps:
Other long-term liabilities	$—	$6,148
Derivatives not designated as hedging instruments:
Interest rate swaps:
Liabilities subject to compromise	141,793	—
Accrued expenses and other current liabilities	8,937	5,960
Other long-term liabilities	—	87,163

Total interest rate swaps not designated as hedging instruments	150,730	93,123

Total liability derivatives	$150,730	$99,271

Interest rate cap:
Other assets, net	$42	$163

Total asset derivatives	$42	$163

13. Commitments and Contingencies

Leases

Boulder Station Lease

We entered into a ground lease for 27 acres of land on which Boulder Station is located. We lease this land from KB Enterprises, a company owned by the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust (the “Related Lessor”). Frank J. Fertitta, Jr. and Victoria K. Fertitta are the parents of Frank J. Fertitta III, Chairman, Chief Executive Officer and President of Station and Lorenzo J. Fertitta, Vice Chairman of Station. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $222,933 through May 2018. In June 2013, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. In June 2018, and every ten years thereafter, the rent will be adjusted by a cost of living factor. Pursuant to the ground lease, we

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

have an option, exercisable at five-year intervals with the next option in June 2013, to purchase the land at fair market value. Our leasehold interest in the property is subject to a lien to secure borrowings under the CMBS Loan Documents.

Texas Station Lease

We entered into a ground lease for 47 acres of land on which Texas Station is located. We lease this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. The lease has a maximum term of 65 years, ending in July 2060. The lease provides for monthly rental payments of $337,417 through June 2010. In July 2010, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In July 2015, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, we have an option, exercisable at five-year intervals with the next option in May 2010, to purchase the land at fair market value. Our leasehold interest in the property is subject to a lien to secure borrowings under the Credit Agreement.

Wild Wild West Lease

We amended the lease and purchase agreement for the 19-acre parcel of land on which the Wild Wild West is located in December 2008. Under the amended agreement, we have an option to purchase the land on or before December 28, 2011 for a purchase price of $36 million. The amended lease also includes options to purchase the land in July 2023, 2044 and 2065 for a purchase price equal to fair market value as of July 2022, 2043 and 2064, respectively. No amounts related to these purchase options have been recorded on our consolidated balance sheets at December 31, 2009 and 2008. Additionally, the annual lease expense was increased from $1.6 million for the year ended December 31, 2008 to $2.1 million and $2.4 million for the years ended December 31, 2009 and 2010, respectively. In July 2013, and every three years thereafter, the rent will be adjusted by changes in the consumer price index, not to exceed 12% and shall at no time be decreased.

CMBS Lease

In connection with the financing of the CMBS Loans, certain Station subsidiaries (the “Operating Subsidiaries”) entered into an amended and restated purchase and sale agreement with a wholly-owned subsidiary of Station, which immediately prior to the closing of the CMBS Loans, assigned its rights and obligations under the amended and restated purchase and sale agreement to a newly created subsidiary of the Company, the CMBS Borrower. Pursuant to this purchase and sale agreement, the CMBS Property was sold to the CMBS Borrower. Immediately following the sale, such CMBS Property was leased back to the Company pursuant to a master lease with an initial term of fifteen years and extension terms for an aggregate of ten additional years. The Company in turn subleased each parcel of the CMBS Property back to the Operating Subsidiaries, with each such sublease having the same term as the master lease. All transactions related to this lease are intercompany in nature and as such eliminate upon consolidation.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

Operating Leases

We lease several parcels of land, buildings and equipment used in our operations. Leases on various parcels ranging from 2.5 acres to 47 acres have terms expiring between September 2010 and August 2103. Future minimum lease payments required under these operating leases and other non-cancelable operating leases are as follows (amounts in thousands):

Years ending December 31,
2010	$9,491
2011	9,460
2012	9,461
2013	9,372
2014	9,354
Thereafter	430,532

Total	$477,670

Rent expense totaled approximately $9.7 million, $9.9 million, $1.2 million and $8.5 million for the years ended December 31, 2009 and 2008, the Successor Period and the Predecessor Period, respectively.

During the year ended December 31, 2009, the Debtors rejected two operating leases related to unoccupied office space. Under Section 365 of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject executory contracts and unexpired leases, including real property and equipment leases with the approval of the Bankruptcy Court and under certain other conditions. Rejection constitutes a court-authorized termination of the lease or contract in question and, subject to certain exceptions, relieves the Debtors of future obligations under such lease or contract, but creates a pre-petition claim for damages caused by such termination, subject to the Debtors’ right to review and contest such claim. Parties whose contracts or leases are rejected may file claims against the Debtors for damages. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure all prior defaults under such executory contract or unexpired lease, including all pre-petition arrearages, and to provide adequate assurance of future performance. In this regard, the Debtors’ financial statements include amounts classified as “liabilities subject to compromise” that the Debtors believe that the Bankruptcy Court will allow as claim amounts as a result of the Debtors’ rejection of various executory contracts and unexpired leases. Additional amounts may be included in “liabilities subject to compromise” in future periods if additional executory contracts and unexpired leases are rejected. Conversely, the Debtors would expect that the assumption of certain executory contracts and unexpired leases may convert certain liabilities shown in future financial statements as subject to compromise to post-petition liabilities. Due to the uncertain nature of many of the potential claims, the Debtors are unable to project the magnitude of such claims with any degree of certainty.

Regulation and Taxes

On March 27, 2008, in the matter captioned Sparks Nugget, Inc. vs. State ex rel. Department of Taxation, the Nevada Supreme Court ruled that complimentary meals provided to employees and patrons are not subject to Nevada use tax. We have filed refunds for the periods from April 2000 through February 2008. The amount subject to these refunds is approximately $15.3 million plus interest. Any amount refunded to us would be reduced by a contingent fee owed to a third party advisory firm. On

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

April 15, 2008, the Department of Taxation filed a motion for rehearing of the Supreme Court’s decision. On July 16, 2008, the Nevada Supreme Court denied the Department of Taxation’s motion for rehearing. The Company is currently evaluating the impact of the Nevada Supreme Court’s decision not to rehear the case. Accordingly, we have not recorded a receivable related to a refund for previously paid use tax on complimentary employee and patron meals in the accompanying consolidated balance sheets as of December 31, 2009 and 2008, respectively. However, we began claiming this exemption on sales and use tax returns for periods subsequent to February 2008 given the Nevada Supreme Court decision.

Las Vegas Development

Rancho Road

In December 2006, we entered into an amended and restated operating agreement with FBLV Holding Company LLC (“FBLV”). Pursuant to the amended and restated operating agreement, the parties contributed approximately 52 acres (with approximately 20 acres contributed by us for our 50% ownership and approximately 32 acres contributed by FBLV for their 50% ownership) of improved and unimproved real property located along Rancho Road south of Palace Station in Las Vegas, Nevada into a joint venture. It is anticipated that the joint venture will develop, construct and manage, pursuant to a master development plan, a mixed-use residential, retail and entertainment project on all or a portion of such property. The timing, cost and scope of the project have yet to be determined. Through December 31, 2009, we have contributed an additional $43.7 million to fund the acquisition of additional property as well as design and development costs.

Native American Development

The Federated Indians of Graton Rancheria

We have entered into Development and Management Agreements with the Federated Indians of Graton Rancheria (the “FIGR”), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected us to assist them in designing, developing and financing their project and, upon opening, we will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and we will receive a management fee equal to 24% of the facility’s net income in years 1 through 4 and 27% of the facility’s net income in years 5 through 7. We will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. In August 2005, we purchased 270 acres of land just west of the Rohnert Park city limits in Sonoma County, California. In March 2006, we purchased an additional 4.7 acres adjacent to the previously acquired property. The property purchased is approximately one-quarter mile from Highway 101 and approximately 43 miles from downtown San Francisco. In March 2008, it was determined that approximately 247 acres of the 270-acre site purchased in August 2005 would be taken into trust, with the remaining 23 acres retained by Station. As a result, the estimated cost of the remaining 23 acres was reclassified from Native American development costs to land held for development during the year ended December 31, 2008. Over the period of May 2007 through June 2008, we purchased an additional 11 acres of land adjacent to the 23 acres, bringing the total land held for development to 34 acres. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals,

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior (the “DOI”) accepting a portion of the land into trust on behalf of the FIGR and approval of the Management Agreement by the National Indian Gaming Commission (the “NIGC”). Prior to obtaining third-party financing, we will contribute significant financial support to the project. Through December 31, 2009, we have advanced approximately $144.5 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on our consolidated balance sheets. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the FIGR’s gaming revenues. In addition, we have agreed to pay approximately $11.3 million upon achieving certain milestones, which will not be reimbursed. Through December 31, 2009, approximately $2.0 million of these payments had been made and were expensed as incurred. The timing and feasibility of the project are dependent upon the receipt of the necessary governmental and regulatory approvals. The Company plans to continue contributing significant financial support to the project, even though there can be no assurances as to when or if the necessary approvals will be obtained.

On May 7, 2008, the DOI published in the Federal Register a Notice of Final Agency Determination (the “Determination”) to take certain land into trust for the benefit of the FIGR. The publication commenced a thirty-day period in which interested parties could seek judicial review of the Determination. On June 6, 2008, the Stop The Casino 101 Coalition and certain individuals filed a complaint (the “Complaint”) in the United States District Court for the Northern District of California seeking declaratory and injunctive relief against the DOI and officials of the DOI. The Complaint sought judicial review of the Determination. On September 10, 2008, the U.S. Attorney representing the DOI exercised her right to have the case reassigned from a magistrate to an Article III judge, and the FIGR subsequently intervened in the lawsuit. On November 17, 2008, the federal defendants and the FIGR filed their respective motions to dismiss the complaint for lack of jurisdiction and failure to state a claim. In response, the plaintiffs filed a motion for leave to amend their complaint which was granted on January 26, 2009. The Company believes that the allegations contained in the Complaint are without merit. The DOI and the FIGR filed motions to dismiss the amended complaint on February 20, 2009, and on March 27, 2009, a hearing was held to argue such motions. On April 21, 2009, the DOI and FIGR’s motions to dismiss were granted. On June 8, 2009, the plaintiffs filed an appeal (the “Appeal”) in the United States Court of Appeals for the Ninth Circuit Appeals, and the DOI agreed to voluntarily stay the taking of the site into trust pending resolution of the appeal. The plaintiffs, including several who are now represented separately by a second attorney, filed their opening briefs on October 26, 2009. On November 4, 2009, DOI filed an unopposed motion to expedite the oral argument. DOI and FIGR then filed their answering briefs on November 25, 2009. The plaintiffs responded by filing reply briefs on December 28, 2009. The court clerk initially rejected the motion to expedite oral argument, but following FIGR’s motion for reconsideration, the court has scheduled oral argument for April 15, 2010. As with all litigation, no assurances can be provided as to the outcome of this lawsuit.

On February 19, 2009, a Notice of Availability of a Final Environmental Impact Statement (the “EIS”) was filed in the Federal Register, leaving only the issuance of the Record of Decision (the “ROD”) to complete the environmental process for the FIGR project. Issuance of the ROD will initiate a 30-day period in which opponents of the project will have the right to seek judicial review of the ROD.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

Gun Lake Tribe

On November 13, 2003, we agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company (“MPM”). Concurrently with our agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe (“Gun Lake”), entered into amended Development and Management Agreements, pursuant to which MPM agreed to assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan. On July 29, 2005, MPM and Gun Lake entered into amended and restated Development and Management Agreements. We have agreed to pay $6.0 million for our 50% interest in MPM, which is payable upon achieving certain milestones and is not reimbursable. As of December 31, 2009, payments totaling $6.0 million had been made and were expensed as incurred. An additional $12.0 million in total may be paid by us in years six and seven of the Third Amended and Restated Management Agreement, subject to certain contingencies. Under the terms of the Third Amended and Restated Development Agreement, we have agreed to arrange financing for the ongoing development costs and construction of the project. Through December 31, 2009, we have advanced approximately $53.6 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project, which is included on our consolidated balance sheets. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from Gun Lake’s gaming revenues. The Third Amended and Restated Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project’s net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, our portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The project will be located on approximately 147 acres on U.S, Highway 131 and 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project will include slot machines, table games and various dining options. Construction of the project includes the conversion of a portion of an existing 192,000 square-foot building into the casino and entertainment facility. Development of the gaming and entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, approval of the Management Agreement by the NIGC.

On February 27, 2004, the DOI issued a Finding of No Significant Impact with respect to the proposed project. On May 13, 2005, the DOI published in the Federal Register a Notice of Final Agency Determination (the “Determination”) to take certain land into trust for the benefit of Gun Lake. On June 13, 2005, Michigan Gambling Opposition (the “MGO Plaintiffs”) filed a complaint (the “MGO Complaint”) in the United States District Court, District of Columbia (the “District Court”), seeking declaratory and injunctive relief against the DOI and officials of the DOI. The MGO Complaint sought judicial review of the Determination. On January 6, 2006, Gun Lake filed a motion for judgment on the pleadings or, in the alternative, for summary judgment. Also on January 6, 2006, the DOI filed a motion to dismiss or, in the alternative, for summary judgment.

On February 23, 2007, the District Court issued its decision in favor of the DOI and Gun Lake, finding that there were no facts which would entitle the MGO Plaintiffs to any relief on the four issues raised in the MGO Complaint, and granted the parties’ motion to dismiss or, in the alternative for summary judgment (the “Dispositive Motions”). On March 1, 2007, the MGO Plaintiffs filed a motion for

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

stay pending appeal with the District Court. On March 5, 2007, the District Court granted the MGO Plaintiffs’ motion for stay pending appeal, thereby precluding the DOI from taking the site into trust for the benefit of Gun Lake until the District Court’s decision granting the Dispositive Motions had been reviewed on appeal. On May 21, 2007, the MGO Plaintiffs filed their appellate brief in the United States Court of Appeal for the District of Columbia (the “Court of Appeals”) appealing the District Court’s decision. On July 6, 2007, the DOI and Gun Lake filed their responsive briefs. On July 30, 2007, the MGO Plaintiffs filed their reply brief. Oral arguments were heard on October 19, 2007. On April 29, 2008, the Court of Appeals affirmed the District Court’s dismissal of the lawsuit filed by the MGO Plaintiffs.

On May 13, 2008, the MGO Plaintiffs filed a petition for rehearing en banc with the Court of Appeals. On July 25, 2008, the Court of Appeals denied the MGO Plaintiffs’ petition for rehearing en banc. On July 29, 2008, the MGO Plaintiffs filed an emergency motion for stay of mandate pending petition for certiorari. On August 1, 2008, the DOI and Gun Lake filed their responses to the emergency motion for stay of mandate. On August 15, 2008, the Court of Appeals granted the emergency motion for stay of mandate. On October 23, 2008, the MGO Plaintiffs filed a petition for certiorari seeking review of the Court of Appeals’ decision by the United States Supreme Court. On January 21, 2009, the United States Supreme Court denied the petition for certiorari and on January 27, 2009, the appellate court issued a mandate that dissolved the stay. On January 30, 2009, the DOI accepted approximately 147 acres of real property into trust in Allegan County, Michigan, for the benefit of Gun Lake. On August 18, 2009, the Secretary of Interior issued an Initial Reservation Proclamation proclaiming that the 147-acre parcel is Gun Lake’s reservation.

On August 1, 2008, David Patchak filed a complaint (the “Patchak Complaint”) seeking declaratory and injunctive relief against the DOI and officials of the DOI. On October 6, 2008, Gun Lake filed a motion for judgment on the pleadings. The Patchak Complaint also seeks judicial review of the Determination. On October 7, 2008, the DOI filed a motion to dismiss. On October 17, 2008, the plaintiff filed a motion to stop the DOI from taking land into trust for Gun Lake, which was denied by the District Court on January 26, 2009. The District Court filed an order that gave the plaintiff 21 days to submit a memorandum addressing whether the District Court still has jurisdiction in this case in light of the DOI accepting the land in trust for the benefit of Gun Lake. The DOI and Gun Lake filed their memoranda addressing this issue on April 6, 2009. On August 19, 2009, the DOI’s motion to dismiss and motion for judgment on the pleadings was granted and the plaintiff’s motions for preliminary injunctive relief were denied. On September 15, 2009, plaintiff filed a notice of appeal with the United States Court of Appeals for the District of Columbia Circuit. On November 6, 2009, Gun Lake filed a Motion to Dismiss the appeal in part. The Motion has been referred to the panel of judges to whom the case will be assigned for decision. On January 8, 2010, the Court ordered the Court Clerk to enter a briefing schedule. To date, no briefing schedule has been issued. The Company believes that the appeal is without merit. As with all litigation, no assurances can be provided as to the outcome of this lawsuit.

On March 9, 2007, Gun Lake and the State of Michigan entered into a tribal-state Class III gaming compact. The compact was subject to approval by the Michigan Legislature and, if approved, would regulate gaming at Gun Lake’s proposed gaming and entertainment project to be developed on the site. On August 8, 2007, the Michigan House of Representatives ratified the compact. On February 11, 2009, the Michigan Senate passed a resolution approving the compact. On February 19, 2009, the Michigan House of Representatives passed a similar resolution approving the Compact and the Compact was submitted to the Secretary of Interior for his approval. On April 22, 2009, the Compact became effective

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

by publication in the Federal Register. Prior to obtaining third-party financing, we will contribute significant financial support to the project. Construction on the project began in September 2009.

Mechoopda Indian Tribe

We have entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the “MITCR”), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the MITCR in developing and operating a gaming and entertainment facility to be located on a portion of an approximately 650-acre site in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the MITCR’s gaming revenues. Through December 31, 2009, we have advanced approximately $11.9 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project. In addition, we have agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. Through December 31, 2009, $50,000 of these payments had been made and were expensed as incurred. Although the Company continues to fund advances to MITCR, given the recent recession and thus the revised expected potential of the project, as of December 31, 2009 the Company has fully impaired the associated long-term asset. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility’s net income. As currently contemplated, the facility will include slot machines, table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

On January 17, 2008, the Bureau of Indian Affairs (the “BIA”) issued a Finding of No Significant Impact with respect to the proposed project. On May 8, 2008, the DOI published in the Federal Register a Notice of Final Agency Determination (the “Determination”) to take certain land into trust for the benefit of MITCR. On March 26, 2008, Butte County, California (the “Plaintiff”) filed a complaint in the United States District Court for the District of Columbia (the “District Court”) seeking declaratory and injunctive relief against the NIGC. On May 19, 2008, the Plaintiff filed a first amended complaint (the “Amended Complaint”) in the District Court seeking declaratory and injunctive relief against the NIGC, the DOI and officials of the DOI. The Amended Complaint sought judicial review of the Determination and the NIGC’s approval of the tribal-gaming ordinance. On May 13, 2008, MITCR filed a motion to intervene in that lawsuit which was granted by the District Court on June 16, 2008. On June 30, 2008, MITCR filed an answer to the Amended Complaint. On September 12, 2008, the U.S. Department of Justice on behalf of the NIGC and DOI, and MITCR each filed a motion to dismiss the Plaintiff’s Amended Complaint. The Plaintiff’s opposition to MITCR’s motion to dismiss and the Plaintiff’s dispositive motion were filed on October 24, 2008, and the NIGC, DOI and MITCR briefs concerning the dispositive motions were filed on December 8, 2008. Oral arguments were heard by the District Court on February 13, 2009. On April 13, 2009, the District Court granted the DOI and MITCR’s motion to dismiss. On May 13, 2009, the Plaintiff

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

filed an appeal in the U.S. Court of Appeals for the District of Columbia in Washington DC. The Plaintiff’s brief was filed on September 14, 2009, and the MITCR and DOI’s briefs were filed October 14, 2009. The Plaintiff’s reply brief was filed October 28, 2009, and oral arguments were held on December 10, 2009. The Company believes that the appeal is without merit. As with all litigation, no assurances can be provided as to the outcome of this lawsuit.

North Fork Rancheria of Mono Indian Tribe

We have entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians (the “Mono”), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, we will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have purchased, for the benefit of the Mono, a 305-acre parcel of land located on Highway 99 north of the city of Madera. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the Mono’s gaming revenues. Through December 31, 2009, we have advanced approximately $15.7 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on our consolidated balance sheets. In addition, we have agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed and will be expensed as incurred. Through December 31, 2009, none of these payments had been made. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility’s net income. As currently contemplated, the facility will include slot machines, table games, restaurants, a hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, approval by the California Legislature of the gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC.

On April 28, 2008, the Mono and the State of California entered into a tribal-state Class III gaming compact. The compact is subject to approval by the California Legislature and, if approved, will regulate gaming at the Mono’s proposed gaming and entertainment project to be developed on the site. No assurances can be provided as to whether the California Legislature will approve the compact. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict, and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when, or if, these approvals will be obtained.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Stockholders’ Equity

Successor Period

Common Stock

We are authorized to issue up to 10,000 shares of voting common stock, $0.01 par value per share. At December 31, 2009, there were 41.7 shares of voting common stock issued and outstanding. Each holder of issued and outstanding shares of voting common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our voting common stock have no cumulative voting, conversion or redemption rights. Under the Equityholders Agreement of Station, FCP and Fertitta Partners, as amended, in certain circumstances, FCP VoteCo, as the holder of Station’s voting common stock, shall have the preemptive right to purchase or subscribe to any voting stock to be sold or issued by Station on the terms and conditions as such voting stock is being offered and sold or issued. Certain actions defined as Major Actions in the Equityholders Agreement of Station, FCP and Fertitta Partners, as amended, require the approval of Thomas J. Barrack, Jr. and at least one of Frank J. Fertitta III or Lorenzo J. Fertitta. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of voting common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of our liquidation, dissolution or winding up is entitled to share ratably in all our assets remaining after payment of liabilities.

Non-Voting Common Stock

We are authorized to issue up to 100,000,000 shares of non-voting common stock, $0.01 par value per share. At December 31, 2009, there were 41,674,838 shares of non-voting common stock issued and outstanding. Holders of issued and outstanding shares of non-voting common stock are not entitled to vote on any matters to be voted on by the stockholders of the Company and are not to be included in determining the number of shares voting or entitled to vote. Holders of our non-voting common stock have no cumulative voting, conversion or redemption rights. Under the Equityholders Agreement of Station, FCP and Fertitta Partners, as amended, in certain circumstances, holders of non-voting common stock shall have the preemptive right to purchase or subscribe to any equity interests (other than voting stock) to be sold or issued by Station on the same terms and conditions as such equity interests are being offered and sold or issued. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of non-voting common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of our liquidation, dissolution or winding up is entitled to share ratably in all our assets remaining after payment of liabilities.

Preferred Stock

We are authorized to issue up to 10,000 shares of preferred stock, $0.01 par value per share of which none are issued. The Board of Directors, without further action by the holders of our common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock. The

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Stockholders’ Equity (Continued)

issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of Station or other corporate action.

Predecessor Period

Common Stock

During the Predecessor Period, we paid a quarterly cash dividend of $0.2875 per share to stockholders of record on February 26, 2007, May 21, 2007 and October 5, 2007 for approximately $49.1 million.

Treasury Stock

During the Predecessor Period, we repurchased approximately 1.3 million shares of our common stock for approximately $110.2 million, primarily through open market purchases. As of November 7, 2007, upon consummation of the Merger, all of our treasury stock was cancelled and retired.

Other Comprehensive Loss

The accounting guidance for reporting comprehensive income (loss) requires companies to disclose other comprehensive income (loss) and the components of such income (loss). Comprehensive income (loss) is the total of net income (loss) and all other non stockholder changes in equity. We have recorded the mark-to-market valuation of our interest rate swaps designated as hedging instruments and our 50% interest in the mark-to-market valuation of the interest rate swaps designated as hedging instruments at Green Valley Ranch and Aliante Station, as well as the unrealized gain (loss) on available-for-sale securities and the amortization of the unrecognized pension and postretirement benefit plan liabilities as other comprehensive (loss) income. Comprehensive loss was computed as follows (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Net loss	$(1,679,514)	$(3,268,500)	$(337,900)	$(57,656)
Mark-to-market valuation of interest rate swaps, net of tax	(1,286)	(1,937)	1,314	(7,179)
Unrealized gain (loss) on available-for-sale securities, net of tax	123	(695)	(119)	607
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	816	6,323	3,665	513

Comprehensive loss	$(1,679,861)	$(3,264,809)	$(333,040)	$(63,715)

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Stockholders’ Equity (Continued)

The components of accumulated other comprehensive loss are as follows (amounts in thousands):

	Successor
	December 31,
	2009	2008
Mark-to-market valuation of interest rate swaps, net of tax	$(1,985)	$(8,414)
Unrealized loss on available-for-sale securities, net of tax	(85)	(207)
Amortization of unrecognized pension and postretirement benefit plan liabilities, net of tax	1,148	331

Accumulated other comprehensive loss	$(922)	$(8,290)

The mark-to-market valuation of interest rate swaps, net of tax included in accumulated other comprehensive loss at December 31, 2009 relates to our 50% interest in the mark-to-market valuation of the interest rate swap at Green Valley Ranch that has been de-designated as a cash flow hedge during the year ended December 31, 2009. The deferred net loss of $2.0 million related to this interest rate swap included in accumulated other comprehensive loss at December 31, 2009 is expected to be accreted as an increase in interest expense from joint ventures on our consolidated statement of operations during the first quarter of 2010 as a result of the termination of the swap.

15. Asset Impairments and Write-downs and Other Charges, Net

Included in our statements of operations for the years ended December 31, 2009, 2008, the Successor Period and the Predecessor period are various pretax charges related to impairments of goodwill, intangible assets and other assets, as well as write-downs and other charges, net. Write-downs and other

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Asset Impairments and Write-downs and Other Charges, Net (Continued)

charges, net includes gains or losses on asset disposals, severance expense and other non-routine transactions. Components of asset impairments and write-downs and other charges, net were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Impairment of goodwill (Note 6)	$181,785	$2,594,992	$—	$8,043

Impairment of other intangible assets (Note 6)	$255,263	$327,326	$—	$8,588

Impairments of other assets:
Impairment of land held for development (Note 7)	$617,383	$147,968	$—	$—
Impairment of investments in joint ventures (Note 8)	30,003	272,961	—	—
Impairment of property and equipment (Note 5)	179,430	—	—	—
Impairment of Native American project costs and related capitalized interest	12,997	—	—	—

	$839,813	$420,929	$—	$—

Write-downs and other charges, net:
Write-off of abandoned projects	$2,362	$44,576	$—	$—
Loss (gain) on disposal of assets, net	478	4,546	754	(1,586)
Loss on land disposition (Note 7)	5,091	—	—	—
Severance expense	2,966	4,972	204	240
Management agreement/lease terminations	4,130	4,825	—	3,825
Reserve for note receivable from unconsolidated affiliate	5,261	—	—	—
Write-off of debt offering and restructuring fees	519	3,706	—	—

Write-downs and other charges, net	$20,807	$62,625	$958	$2,479

Impairment of Native American Project Costs and Related Capitalized Interest

During the year ended December 31, 2009, we determined that a total of $13.0 million in advances and capitalized interest related to one of our Native American development agreements was not recoverable, and the carrying value of the project was written down to fair value, which approximates the fair value of the land. The fair value of the land is included in land held for development in our consolidated balance sheet at December 31, 2009.

Write-off of Abandoned Projects

During the years ended December 31, 2009 and 2008, due to the current economic conditions, we decided to abandon several projects at our properties that were in the developmental stage. In conjunction

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Asset Impairments and Write-downs and Other Charges, Net (Continued)

with these decisions, the costs incurred to date on such projects were expensed during the years ended December 31, 2009 and 2008. In addition, during the year ended December 31, 2008, we had various options to purchase land in northern Nevada that we allowed to lapse. The costs of these options, which were previously included in other assets, net were expensed during the year ended December 31, 2008.

Management Agreement/Lease Termination

During the year ended December 31, 2009, we expensed approximately $3.1 million related to the termination of an equipment lease and $1.0 million related to leased office space no longer being utilized. During the year ended December 31, 2008, we expensed approximately $1.7 million to terminate various leases related to land adjacent to the current Wild Wild West property and expensed $3.1 million related to an office space that we currently lease but no longer utilize. During the Predecessor period we incurred approximately $3.8 million in management agreement/lease termination expense primarily due to the termination of the management agreement related to Cherry nightclub at Red Rock.

Reserve for Note Receivable from Unconsolidated Affiliate

During the year ended December 31, 2009, we recognized a $5.3 million expense related to a note receivable from an unconsolidated affiliate that may not be recoverable. See Note 4 for additional information.

Write-off of Debt Offering and Restructuring Fees

Included in write-off of debt offering and restructuring fees is the write-off of fees and costs incurred in connection the termination of a debt restructuring project for one of our non-Debtor subsidiaries during 2009, and the write-off of cancelled debt offering fees and costs incurred to launch a private exchange offer in November 2008 that was subsequently terminated in December 2008.

16. Share-Based Compensation

Successor Period

Long-term incentive compensation is provided in the form of non-voting limited liability company membership interests in FCP and Fertitta Partners pursuant to the Second Amended and Restated Operating Agreement of Fertitta Colony Partners and the Amended and Restated Operating Agreement of Fertitta Partners, respectively (collectively “the Operating Agreements”). The Operating Agreements allow certain officers and members of management of the Company to participate in the long-term growth and financial success of the Company through indirect ownership of Class B Units and direct ownership of Class C Units in FCP and Fertitta Partners. The purpose is to promote the Company’s long-term growth and profitability by aligning the interests of the Company’s management with the interests of the owners of the Company and by encouraging retention.

Upon the consummation of the Merger, certain members of management were awarded indirect ownership of Class B Units and direct ownership of Class C Units in each of FCP and Fertitta Partners. During the year ended December 31, 2008, Class B Units that were previously issued upon consummation of the Merger were transferred to certain officers and management of the Company. During the year ended December 31, 2008, additional Class C Units were issued to certain management of the Company. The Class C Units include certain call and put provisions as defined in the Operating Agreements, such

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Share-Based Compensation (Continued)

that under certain circumstances, within ninety days after termination, in certain cases, of the Class C Unit holder’s employment with Station, FCP and Fertitta Partners can call the Class C Units and the employee that holds the Class C Units can put the Class C Units back to FCP and Fertitta Partners. The conditions that could result in the employee putting the Class C Units back to FCP and Fertitta Partners are either contingent or within the control of the issuer.

At December 31, 2009, we had unearned share-based compensation of approximately $41.1 million associated with Class B Units and Class C Units which is expected to be recognized over a period of approximately 3.75 years. During the year ended December 31, 2009, no Class B Units or Class C Units were granted. Should the Class B Units and the Class C Units be cancelled as a result of the Chapter 11 proceedings, the remaining unearned share-based compensation will be recognized upon cancellation.

At December 31, 2008, we had unearned share-based compensation of approximately $57.1 million associated with Class B Units and Class C Units which is expected to be recognized over a period of approximately 4.7 years. During the year ended December 31, 2008, 0.7 million Class B Units were granted with a weighted average grant date fair value of $17.65, which vest equally over five years. During the Successor Period, 6.9 million Class B Units were granted with a weighted-average grant-date fair value of $44.92, of which 6.4 million units vested immediately and the remaining units vest equally over five years. In addition, 0.3 million and 1.4 million Class C Units were granted during the year ended December 31, 2008 and the Successor Period with a weighted average grant-date fair value of $12.43 and $28.54, respectively. The Class C Units vest equally over five years.

The Company determined the fair value associated with these units taking into account the estimated enterprise value of the Company, expected term of the units (5.5 years and 6.0 years for the years ended December 31, 2008 and 2007, respectively), expected volatility based on expected volatility of equity instruments of comparable companies (22% and 30% for the years ended December 31, 2008 and 2007 respectively) and a risk free rate of 3.33% and 4.01% for the years ended December 31, 2008 and 2007, respectively. The estimated fair value of the units will be recognized in expense on a straight-line basis over the requisite service periods of the awards.

Predecessor Period

Prior to the Merger, the stockholders approved and we adopted the 2005 Stock Compensation Plan (the “2005 Plan”) which provided for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards (collectively, the “Awards”). Individuals eligible to receive Awards under the 2005 Plan included employees, directors and independent contractors of the Company and its subsidiaries and other entities controlled by us. However, incentive stock options could be granted only to an employee of ours or a subsidiary of ours. Upon adoption of the 2005 Plan, no additional grants of awards could be made under the following plans of Station (the “Prior Plans”): (i) the Incentive Stock Option Plan, (ii) the Compensatory Stock Option Plan, (iii) the Restricted Share Plan, (vi) the Non-employee Director Stock Option Plan, (v) the 1999 Compensatory Stock Option Plan, and (vi) the 1999 Share Plan.

Pursuant to the Merger discussed in Note 1, each share of Station restricted stock vested and was cancelled and converted into the right to receive $90.00 in cash, without interest and less any applicable payroll withholding taxes, while each stock option outstanding under Station’s stock plans was cancelled and extinguished, and the holder of any such stock option was entitled to receive an amount in cash equal to the product of (i) the number of shares of Station common stock subject to such stock option and

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Share-Based Compensation (Continued)

(ii) the excess, if any, of $90.00 over the exercise price per share of such stock option, without interest and less any applicable payroll withholding taxes. As a result, $124.9 million in previously unrecognized compensation expense was recognized during the Predecessor Period and is included in merger transaction costs on the consolidated statement of operations. The Predecessor share-based compensation plans were discontinued in connection with the Merger.

Summarized information for the 2005 Plan and Prior Plans, collectively, is as follows:

	Options	Weighted average exercise price	Restricted Shares	Weighted average grant date fair value	Total
Outstanding at December 31, 2006	2,187,107	$12.07	3,027,354	$52.12	5,214,461
Granted	—	—	—	—	—
Exercised/Lapsed	(46,050)	$12.17	(419,223)	$46.67	(465,273)
Canceled	(400)	$16.81	(400)	$64.67	(800)
Accelerated vest	(2,140,657)	$12.06	(2,607,731)	$52.99	(4,748,388)
Outstanding at November 7, 2007	—	$—	—	$—	—
Exercisable at November 7, 2007	—	$—	—	$—	—
Available for grant at November 7, 2007					—

As of December 31, 2006, 2,069,407 of the options were vested and exercisable with a weighted average exercise price of $11.81 and 1,108,632 were available for grant.

Stock Options

No stock options have been issued since 2003 resulting in no assumptions for dividend yield, expected volatility, risk-free interest rate or expected term of option for the year ended December 31, 2007.

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the stock option. Total intrinsic value of stock options exercised was $3.3 million for the Predecessor Period.

Net cash proceeds from the exercise of stock options was $0.6 million for the Predecessor Period, and there was no actual income tax benefit realized from stock option exercises for the Predecessor Period.

Restricted Stock

There were no restricted stock grants in 2007, 2008 or 2009. The total fair value of restricted shares that vested for the Predecessor Period was $35.7 million. The fair value of restricted shares that vested due to the Merger on November 7, 2007 was $234.7 million for the Predecessor Period.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Share-Based Compensation (Continued)

The following table represents where recorded share-based compensation expense was classified in the accompanying consolidated statements of operations (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Total share-based compensation	$14,083	$14,445	$288,130	$143,714
Less compensation costs capitalized	(237)	(234)	—	(599)
Less reimbursed compensation costs	—	(62)	—	—
Share-based compensation recognized as expense	$13,846	$14,149	$288,130	$143,115

Casino expense	$89	$312	$—	$311
Selling, general &administrative	2,264	2,299	542	2,236
Corporate	8,296	8,025	287,145	13,384
Merger transaction costs	—	—	—	124,850
Development	768	1,357	443	1,842
Preopening	2,429	2,094	—	492
Earnings from joint ventures	—	62	—	—
Share-based compensation recognized as expense	13,846	14,149	288,130	143,115
Tax benefit	(4,846)	(4,952)	(100,846)	(50,090)
Share-based compensation expense, net of tax	$9,000	$9,197	$187,284	$93,025

17. Executive Compensation Plans

We have employment agreements with certain of our executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of our normal coverage for employees. In addition, we have adopted a Supplemental Executive Retirement Plan for our Chief Executive Officer and a Supplemental Management Retirement Plan for certain key executives as selected by our Board of Directors. Other executive plans include a Deferred Compensation Plan and a Long-Term Stay-On Performance Incentive Plan.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Reorganization Items, Net

Reorganization items, net represent amounts incurred as a direct result of the Chapter 11 Case and are presented separately in the consolidated statements of operations. The components of reorganization items are as follows (amounts in thousands):

Year Ended December 31, 2009
Professional fees and retainers	$66,522
Write-off of debt discount and debt issuance costs	225,011
Adjustment of swap carrying values to expected amounts of allowed claims	80,790
Other	3,565
Reorganization items, net	$375,888

Professional fees include financial, legal and other services directly associated with the reorganization process. Cash payments for the year ended December 31, 2009 for professional fees and retainers and other reorganization items totaled $59.8 million. In accordance with the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, the Company ceased amortization of debt discounts and deferred debt issuance costs related to the liabilities subject to compromise on the Petition Date. Reorganization items, net for the year ended December 31, 2009 includes losses of $185.7 million and $39.3 million, respectively, representing the write-off of unamortized debt discounts and debt issuance costs related to certain liabilities subject to compromise. The write-off of these amounts resulted in an adjustment of the net carrying value of the related liabilities to the expected amount of the allowed claims.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Fair Value Measurements

The following table presents information about our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (amounts in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Assets
Company-owned life insurance—deferred compensation	$—	$20,089	$—	$20,089
Interest rate caps	—	42	—	42
Available-for-sale securities	394	—	—	394
Total assets measured at fair value on a recurring basis	$394	$20,131	$—	$20,525

Liabilities
Liabilities subject to compromise:
Interest rate swaps	$—	$141,793	$—	$141,793
Deferred compensation liabilities	1,054	—	—	1,054
Liabilities not subject to compromise:
Interest rate swaps	—	8,937	—	8,937
Total liabilities measured at fair value on a recurring basis	$1,054	$150,730	$—	$151,784

The fair values of Company-owned life insurance deferred compensation assets are based on quotes for like instruments with similar credit ratings and terms. The fair values of available-for-sale securities and deferred compensation liabilities are based on quoted prices in active markets. The fair values of interest rate swaps and interest rate caps are based on quoted market prices from various banks for similar instruments. These quoted market prices are based on relevant factors such as the contractual terms of our interest rate swap agreements and interest rate curves and are adjusted for the non-performance risk of either us or our counterparties, as applicable. Certain interest rate swaps have been terminated early, and the fair values of those terminated swaps are based on the close-out amounts quoted by the counterparties.

Certain liabilities that are measured at fair value on a recurring basis have been reclassified to liabilities subject to compromise as a result of the Chapter 11 Case. For these liabilities, the fair values approximate the expected amounts of the allowed claims.

20. Retirement Plans

Effective as of November 30, 1994, we adopted the Supplemental Executive Retirement Plan (the “SERP”), which is an unfunded defined benefit plan for the Chief Executive Officer and President as sole participants. On January 21, 2005, Station amended the SERP (the “First SERP Amendment”). The purpose of the First SERP Amendment was to (i) increase the Early Retirement Date (as defined in the SERP) for participants from age 45 to age 50, (ii) increase the Normal Retirement Date (as defined in the

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Retirement Plans (Continued)

SERP) for the participants from age 55 to age 60, (iii) add the President of the Company as a participant, and (iv) include the average annual bonus (in addition to base salary) earned by participants for the three most recent fiscal years in determining Final Annual Compensation (as defined in the SERP). On November 7, 2007, Station further amended the SERP for the purpose of updating the “Change of Control” definition and confirming that the Merger would not constitute a “Change of Control” for purposes of the plan. On April 17, 2008, the Company executed the third amendment of the SERP to increase the Early Retirement Date (as defined in the SERP) for participants from age 50 to age 60 and increase the Normal Retirement Date (as defined in the SERP) for participants from age 60 to age 65.

Effective as of November 30, 1994, we adopted the Supplemental Management Retirement Plan (the “SMRP”), which is an unfunded defined benefit plan. Certain key executives (other than the Chief Executive Officer and President) as selected by the Board of Directors are able to participate in the SMRP. On November 7, 2007, Station amended the SMRP for the purpose of updating the “Change of Control” definition under the plan and confirming that the Merger would not constitute a “Change of Control” for purposes of the plan. On April 17, 2008, the Company executed the second amendment of the SMRP to increase the Early Retirement Date (as defined in the SMRP) for participants from age 55 to age 60 and increase the Normal Retirement Date (as defined in the SMRP) for participants from age 60 to age 65.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Retirement Plans (Continued)

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of the plan assets and the funded status is as follows (in thousands):

	Successor
	December 31,
	2009	2008
Change in pension benefit obligation:
Benefit obligation at beginning of year	$20,159	$28,580
Service cost	2,115	1,850
Interest cost	1,217	1,253
Plan amendments	—	(6,556)
Net actuarial gain	(1,318)	(73)
Benefits paid	(171)	(293)
Curtailment	—	(4,602)
Benefit obligation at end of year	$22,002	$20,159

Change in plan assets:
Contribution by Station	$171	$293
Benefits paid	(171)	(293)
Fair value of plan assets at end of year	$—	$—

Funded status of the plan (underfunded)	$(22,002)	$(20,159)
Unrecognized net actuarial loss	—	—
Unrecognized actuarial loss	—	—
Net amount recognized	$(22,002)	$(20,159)

Amounts recognized in the consolidated balance sheet consist of:
Current liabilities (a)	$(293)	$(293)
Accrued pension costs (a)	(23,474)	(20,376)
Accumulated other comprehensive income	1,765	510
Net amount recognized	$(22,002)	$(20,159)

Weighted average assumptions:
Discount rate	5.50%	5.50%
Salary rate increase	5.00%	5.00%

(a)

As a result of the Chapter 11 Case, the current liabilities and the accrued pension costs at December 31, 2009 are classified as liabilities subject to compromise in the accompanying consolidated balance sheets.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Retirement Plans (Continued)

The components of the net periodic pension benefit cost consist of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Service cost	$2,115	$1,850	$303	$1,747
Interest cost	1,217	1,253	276	1,589
Amortization of prior service (credit) cost	(63)	(70)	46	265
Amortization actuarial losses	—	92	94	541
Net periodic pension cost	3,269	3,125	719	4,142
Curtailment charge	—	(1,525)	(20)	—
Total pension cost	$3,269	$1,600	$699	$4,142

We expect benefits of approximately $0.3 million to be paid in each of the next five years and approximately $1.5 million to be paid in aggregate for the five years thereafter. These estimates are based on assumptions about future events and as such, actual payments may vary significantly from these estimates.

401(k) Plan

We have a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50% of the first 4% of each participating employee’s compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. In December 2008, we announced that we had elected to suspend the employer contribution effective January 1, 2009 therefore there were no matching contributions during the year ended December 31, 2009. Our matching contributions were approximately $3.7 million, $0.4 million, and $3.2 million for the years ended December 31, 2008, the Successor Period and the Predecessor Period, respectively.

21. Income Taxes

We file a consolidated federal income tax return. For financial reporting purposes, we recorded income tax benefit of $289.9, $381.3 million, $26.7 million and $15.3 million for the years ended December 31, 2009 and 2008, the Successor Period and the Predecessor Period, respectively.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Income Taxes (Continued)

The (benefit) provision for income taxes attributable to net (loss) income consists of the following (amounts in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Current	$(1,217)	$(585)	$(8,768)	$(8,399)
Deferred	(288,655)	(380,760)	(17,968)	(6,936)
Total income taxes	$(289,872)	$(381,345)	$(26,736)	$(15,335)

The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from November 8, 2007 Through December 31, 2007	Period from January 1, 2007 Through November 7, 2007
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
Valuation adjustment	(15.8)	(0.9)	—	—
Lobbying and political	—	—	—	(0.3)
Goodwill impairment	(3.0)	(23.5)	—	—
Reversal of reserves for unrecognized tax benefits	—	(0.1)	—	—
Credits earned, net	—	—	—	1.2
Nondeductible officers compensation	—	—	—	1.8
Nondeductible transaction costs	—	—	—	(10.8)
Vesting of Class B and Class C Units	(0.2)	(0.2)	(27.7)	—
Golden parachute	—	—	—	(5.3)
Restructuring costs	(1.2)	—	—	—
Other, net	(0.1)	0.1	—	(0.6)
Effective tax rate	14.7%	10.4%	7.3%	21.0%

We recorded $0, $2.0 million, $23.3 million, and $0 as increases to contributed capital for certain tax benefits from employee share-based compensation for the year ended December 31, 2009 and 2008, the Successor Period and the Predecessor Period, respectively. As part of the purchase accounting adjustment, $76.2 million of tax benefits from employee share- based compensation were recorded as a deferred tax asset related to net operating losses.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Income Taxes (Continued)

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows (amounts in thousands):

	Successor
	December 31,
	2009	2008
Deferred tax assets:
Accrued vacation, bonuses and group insurance	$5,656	$6,066
Preopening and other costs, net of amortization	7,417	10,629
Accrued benefits	8,069	7,339
Comprehensive income adjustments	46	112
Net operating loss carryover	290,840	187,604
Financing arrangements	102,054	73,558
FICA credits	7,816	8,304
Minimum tax credit carryover	26,087	26,798
Other deferred tax assets	41,137	9,060
Valuation allowance	(343,714)	(32,277)
Total deferred tax assets	$145,408	$297,193
Deferred tax liabilities:
Prepaid expenses and other	$(16,805)	$(18,358)
Temporary differences related to property and equipment	(173,539)	(421,024)
Goodwill	—	—
Long term debt (fair market value adjustment)	—	(73,152)
Intangibles	(74,044)	(185,113)
Total deferred tax liabilities	(264,388)	$(697,647)
Net	$(118,980)	$(400,454)

At December 31, 2009, the Company had an Alternative Minimum Tax (“AMT”) credit carryover of approximately $26.1 million. AMT credits are available to be carried forward indefinitely and may be utilized against regular U.S. corporate tax to the extent that they do not exceed computed AMT calculations. The Company expects to utilize all of its AMT credits.

At December 31, 2009, the Company had a general business credit (“GBC”) carryover for U.S. federal income tax purposes of approximately $7.8 million. The GBC carryover will begin expiring in 2022. The accounting guidance for income taxes requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise a valuation allowance is applied. Based on the future reversal of existing temporary differences, the Company believes it will be unable to utilize the GBC carryover on a more likely than not basis and has recorded a full valuation allowance for this credit in the current year.

As of December 31, 2009, the Company has a tax net operating loss carryover of approximately $854.6 million that expires in 2027, 2028 and 2029. Management believes that the realization of a portion of this deferred tax asset is more likely than not based on the future reversal of existing temporary differences. At December 31, 2009 and December 31, 2008, a valuation allowance was established against the portion of net operating loss that is more likely than not unrealizable. We did not record a valuation

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Income Taxes (Continued)

allowance at December 31, 2007 relating to recorded tax benefits because all benefits were more likely than not to be realized. At December 31, 2009, the Company has an income tax receivable of $18.7 million as a result of net operating loss carryback to the year 2006.

Station or our subsidiaries file income tax returns as prescribed by the laws of the jurisdictions in which we operate. We are no longer subject to U.S. federal tax examination for years before 2003.

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were approximately $0.6 million at January 1, 2008 and $3.3 million at December 31, 2008. As of December 31, 2009, this amount was $0.7 million. The liability for unrecognized tax benefits was $8.9 million for the year ended December 31, 2008 and $10.3 million at December 31, 2009.

We recognize accrued interest and penalties related to our unrecognized tax benefits in income tax expense. As of January 1, 2008, we had $0.4 million accrued for the payment of interest. Our liability for the payment of interest on our unrecognized tax benefits increased to $1.4 million as of December 31, 2008. The liability was reduced to zero as of December 31, 2009 because the net operating losses exceed taxable income including the unrecognized tax benefits. We do not anticipate any penalty assessments associated with our liability for unrecognized tax benefits. In the next twelve months, the Company does not expect the liability for the unrecognized benefits to change significantly.

A summary of the changes in the gross amount of unrecognized tax benefit is shown below (in millions):

	Successor
	December 31,
	2009	2008
Balance at the beginning of the year	$8.9	$3.3
Additions based on tax positions related to the prior year	1.4	6.8
Reductions based on tax positions related to prior years	—	(0.3)
Additions based on tax positions related to the current year	—	0.2
Statute expirations	—	(1.1)

Balance at the end of the year	$10.3	$8.9

22. Legal Matters

Station and its subsidiaries are defendants in various lawsuits relating to routine matters incidental to their business. As with all litigation, no assurance can be provided as to the outcome of the following matters and litigation inherently involves significant costs. Following is a summary of key litigation impacting Station. Station believes that the plaintiffs’ claims are without merit and does not expect that the lawsuits will have a material adverse effect on the financial position or results of operations.

Luckevich, Scott and St. Cyr Litigation

On February 4, 2008, Josh Luckevich, Cathy Scott and Julie St. Cyr filed a purported class action complaint against the Company and certain of its subsidiaries in the United States District Court for the District of Nevada, Case No. CV-00141 (the “Federal Court Action”). The plaintiffs are all former employees of the Company or its subsidiaries. The complaint alleged that the Company (i) failed to pay its

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Legal Matters (Continued)

employees for all hours worked, (ii) failed to pay overtime, (iii) failed to timely pay wages and (iv) unlawfully converted certain earned wages. The complaint in the Federal Court Action sought, among other relief, class certification of the lawsuit, compensatory damages in excess of $5,000,000, punitive damages and an award of attorneys’ fees and expenses to plaintiffs’ counsel.

On October 31, 2008, the Company filed a motion for judgment on the pleadings. During a hearing on that motion, the United States District Court questioned whether it had jurisdiction to adjudicate the matter. After briefing regarding the jurisdiction question, on May 16, 2009, the United States District Court dismissed the Federal Court Action for lack of jurisdiction and entered a judgment in the Company’s favor. Subsequently, on July 21, 2009, the plaintiffs filed a purported class action complaint against the Company and certain of its subsidiaries in the District Court of Clark County, Nevada, Case No. A-09-595614-C (the “State Court Action”). The complaint in the State Court Action alleges substantially the same claims that were alleged in the complaint in the Federal Court Action.

On August 19, 2009, the corporate defendants, other than the Company, filed an answer responding to the complaint. Subsequently, on August 27, 2009, the corporate defendants, other than the Company, filed a motion to stay the State Court Action pending the resolution of the Company’s bankruptcy petition. That motion was granted on September 30, 2009.

The Company believes that the allegations in the complaint in the State Court Action are without merit and intends to vigorously defend the same.

Chapter 11 Case

On July 28, 2009, the Company and its affiliates FCP Holding Inc., FCP VoteCo, LLC, Fertitta Partners, LLC, FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC and Reno Land Holdings, LLC (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under chapter 11 of title 11 of the United States Code. These chapter 11 cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the “Chapter 11 Case”).

On February 10, 2010, the Company’s wholly owned subsidiary, GV Ranch Station, Inc. (“GV Ranch”), filed a Voluntary Petition for Chapter 11 Protection in the United States Bankruptcy Court, District of Nevada, Case No. 10-50381-gwz. GV Ranch and its joint venture partner, GCR Gaming, LLC (“GCR”), each own a 50% equity interest in Green Valley Ranch Gaming, LLC, an entity that holds as its asset the Green Valley Ranch Resort and Casino, located in Henderson Nevada (“GVR”). GV Ranch manages GVR under an operating agreement executed between the GV Ranch, GCR, and Green Valley Ranch Gaming, LLC (the “Operating Agreement”). On February 18, 2010, GCR filed a motion in the Bankruptcy Court seeking (i) dismissal of the G.V. Ranch Chapter 11 case as a bad faith filing; or, in the alternative (ii) rejection of the Operating Agreement; or, in the alternative (iii) relief from the automatic stay to enforce its rights under the Operating Agreement. In its motion, GCR alleges that GV Ranch mismanaged the property by, among other things, diverting business from GVR to another Station-managed property. The motion, along with a motion for joint administration of the case with Station’s

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Legal Matters (Continued)

bankruptcy cases in the same court, will be heard on April 19, 2010. The Company vigorously denies any and all of GCR’s allegations.

23. Debtor Condensed Combined Financial Statements

As discussed in Note 1, on July 28, 2009 the Company and certain of its affiliates filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, under chapter 11 of title 11 of the United States Code.

The following condensed combined balance sheet as of December 31, 2009, condensed combined statement of operations and condensed combined statements of cash flows for the post-petition period from July 28, 2009 through December 31, 2009 are presented on a combined basis for Station Casinos, Inc. and its wholly owned subsidiaries that are debtors in the Chapter 11 Case. Station Casinos, Inc.’s investments in non-debtor subsidiaries are accounted for under the equity method in the following condensed financial statements of the debtors. The debtor entities included in the following condensed combined financial statements are Station Casinos, Inc., FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC and Reno Land Holdings, LLC.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Debtor Condensed Combined Financial Statements (Continued)

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED BALANCE SHEETS

(amounts in thousands, except share data)

December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$2,283
Restricted cash	95,783
Receivables, net	24,373
Inventories	12
Prepaid expenses	5,567

Total current assets	128,018
Property and equipment, net	1,832,068
Intangible assets, net	5,975
Land held for development	24,192
Investments in subsidiaries	2,923,274
Other assets, net	69,137

Total assets	$4,982,664

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Debtor-in-possession financing	$193,151
Accounts payable	544
Accrued interest payable	3,818
Accrued expenses and other current liabilities	22,856

Total current liabilities	220,369
Intercompany payables to non-debtors, net	934,789
Deferred income tax, net	123,828
Other long-term liabilities, net	6,957

Total liabilities not subject to compromise	1,285,943
Liabilities subject to compromise	6,032,109

Total liabilities	7,318,052

Commitments and contingencies
Stockholders’ deficit:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417
Additional paid-in capital	2,951,031
Accumulated other comprehensive loss	(922)
Accumulated deficit	(5,285,914)

Total stockholders’ deficit	(2,335,388)

Total liabilities and stockholders’ deficit	$4,982,664

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Debtor Condensed Combined Financial Statements (Continued)

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(amounts in thousands)

For the period from July 28, 2009 through December 31, 2009
Operating revenues:
Other	$107,344
Management fees	10,537

Total revenues	117,881

Operating costs and expenses:
Corporate, selling, general and administrative expenses	4,065
Development	902
Depreciation and amortization	17,972
Preopening	92
Impairment of goodwill	—
Impairment of other assets	71,023
Write-downs and other charges, net	3,128

97,182

Operating income	20,699

Equity in pretax losses of non-debtor subsidiaries	(1,427,156)

Operating income and equity in pretax losses of non-debtor subsidiaries	(1,406,457)

Other (expense) income:
Interest expense, net	(56,073)
Change in fair value of derivative instruments	6,762

(49,311)

Loss before reorganization items and income taxes	(1,455,768)

Reorganization items, net	(381,620)

Loss before income taxes	(1,837,388)
Income tax benefit	287,822

Net loss	$(1,549,566)

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Debtor Condensed Combined Financial Statements (Continued)

STATION CASINOS, INC. AND CONSOLIDATED DEBTOR ENTITIES

(Debtor-In-Possession)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(amounts in thousands)

For the period from July 28, 2009 through December 31, 2009
Cash flows from operating activities:
Net loss	$(1,549,566)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,972
Change in fair value of derivative instruments	(6,762)
Share-based compensation	6,178
Impairment of other assets	71,023
Write-downs and other charges, net	3,128
Equity in pretax losses of non-debtor subsidiaries	1,427,156
Reorganization items	381,620
Changes in assets and liabilities:
Restricted cash	(47,588)
Receivables, net	(11,804)
Inventories, prepaid expenses and other assets	(2,328)
Deferred income taxes	(296,432)
Accounts payable	322
Accrued interest	(3,094)
Accrued expenses and other current liabilities	15,583
Other, net	33,816

Total adjustments	1,588,790

Net cash provided by operating activities before reorganization items	39,224

Net cash used for reorganization items	(25,449)

Net cash provided by operating activities	13,775

Cash flows from investing activities:
Capital expenditures	(3,698)
Proceeds from sale of land, property and equipment	615
Investments in subsidiaries	(200,282)
Other, net	(2,180)

Net cash used in investing activities	(205,545)

Cash flows from financing activities:
Borrowings under DIP Facility	124,651
Borrowings under Unsecured Revolving Loan Promissory Note	68,500
Other, net	(1,255)

Net cash provided by financing activities	191,896

Cash and cash equivalents:
Increase in cash and cash equivalents	126
Balance, beginning of period	2,157

Balance, end of period	$2,283

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Subsequent Events

Subsequent to December 31, 2009, we did not make scheduled interest payments totaling $3.1 million on the Land Loan.

On February 10, 2010, GV Ranch Station, Inc., a wholly-owned subsidiary of Station Casinos, Inc., filed a voluntary petition in the Bankruptcy Court under chapter 11 of title 11 of the United States Code.

On March 24, 2010, the Debtors filed a joint plan of reorganization under Chapter 11 of the Bankruptcy Code. As part of the Joint Plan of Reorganization, the mortgage lenders to FCP Propco, LLC, holding debt secured by Red Rock Casino Resort Spa, Palace Station, Boulder Station, and Sunset Station, will become the equity owners of a newly-formed company and will sell 46% of the equity in that new company to an affiliate of Fertitta Gaming LLC, a newly-formed entity owned by Frank Fertitta III and Lorenzo Fertitta, who will make a significant new investment to purchase their equity in the new company. The remaining equity will be owned primarily by the Propco Lenders and Colony Capital, who will also be making a new investment in the company. Fertitta Gaming, an entity owned by the Fertittas, will also manage the Propco Properties under a long-term management agreement.  The Joint Plan of Reorganization also calls for the Company to seek to conduct a sale process for the remaining assets of the Company, under the supervision of the Bankruptcy Court.

The Joint Plan of Reorganization and the disclosure statement have not yet been approved by the Bankruptcy Court and are subject to further negotiations with creditors of the Company and its subsidiaries. As a result, the Joint Plan of Reorganization and the disclosure statement may be materially modified before approval. In addition to customary Chapter 11 proceedings, the completion of the transaction is subject to Hart-Scott-Rodino and other antitrust reviews and customary closing conditions.

We evaluated all activity of the Company and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

25. Quarterly Financial Information (Unaudited)

	Successor
	Year ended December 31, 2009
(amounts in thousands)	First Quarter (a)	Second Quarter (b)	Third Quarter (c)	Fourth Quarter (d)
Net revenues	$282,748	$267,161	$255,725	$256,515
Operating income (loss)	27,730	15,888	8,543	(1,264,700)
Loss before income taxes	(10,924)	(75,491)	(432,597)	(1,450,374)
Net loss	(33,709)	(65,331)	(455,400)	(1,125,074)

	Successor
	Year ended December 31, 2008
(amounts in thousands)	First Quarter (e)	Second Quarter (f)	Third Quarter (g)	Fourth Quarter (h)
Net revenues	$352,317	$339,102	$316,968	$289,764
Operating income (loss)	59,921	50,950	41,419	(3,369,142)
(Loss) income before income taxes	(96,585)	20,941	(38,074)	(3,536,127)
Net (loss) income	(70,864)	18,589	(23,434)	(3,192,791)

(a)                     Includes a gain on early retirement of debt of $40.3 million and an increase in fair value of derivative instruments of $19.0 million.

STATION CASINOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Quarterly Financial Information (Unaudited) (Continued)

(b)	Includes an increase in fair value of derivative instruments of $14.6 million.

(c)	Includes reorganization items, net of $370.7 million related to the Chapter 11 Case, and an increase in fair value of derivative instruments of $1.5 million.

(d)

Includes impairment losses totaling $1.28 billion, including $181.8 million for goodwill, $255.3 million for other intangible assets, $617.4 million for land held for development, $179.4 for property and equipment, and $43.0 million for other assets. Also included in fourth quarter results are reorganization items, net of $5.2 million related to the Chapter 11 Case, and a decrease in fair value of derivative instruments of $11.4 million.

(e)	Includes a decrease in fair value of derivative instruments of $58.4 million.

(f)	Includes an increase in fair value of derivative instruments of $65.1 million.

(g)	Includes an increase in fair value of derivative instruments of $16.2 million.

(h)	Includes asset impairments and write-downs and other charges, net of $3.40 billion and a decrease in fair value of derivative instruments of $46.0 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed consolidated financial statements are presented to give effect to:

•      the consummation of the Plan; and

•      the implementation of the Restructuring Transactions.

The unaudited pro forma condensed consolidated balance sheet and statements of operations have been derived from Station Casinos, Inc. (“STN”) and its subsidiaries (collectively with STN, “Station”) financial statements included elsewhere in this Registration Statement.  Preparation of the unaudited pro forma condensed consolidated financial statements is based on estimates and assumptions deemed appropriate by the Company’s management which are set forth in the following notes.

The Plan, as confirmed by the Bankruptcy Court, contains various elements, including the Propco Restructuring and the Opco Acquisition.  As all of the elements are part of the same plan, management evaluated the Plan as one transaction. In accordance with Accounting Standards Codification (“ASC”) 852 — Reorganizations, the Company will be required to adopt fresh-start reporting upon the Effective Date. Under fresh-start reporting, a new reporting entity is deemed created and, generally, all assets and liabilities are revalued to their fair values.

Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value to its assets and liabilities pursuant to accounting guidance related to business combinations as of the effective date of the applicable transaction. A fair value assessment of Station’s assets and liabilities is currently in process and will result in amounts different from those estimated and reflected in the accompanying unaudited pro forma condensed consolidated balance sheet. A valuation of these assets and liabilities is being performed by management as of the Effective Date and, upon completion of the valuation, a final allocation will be determined. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized, and actual results could vary materially.

The description of the capital structure, governance and terms of the debt and equity of the Company and Station Holdco contained herein, including the expected principal amount of outstanding debt and percentage ownership interests following the Effective Date, are estimates based on the terms of the Plan and the current understanding with respect to the reorganization of Station.  For example, the amount of the debt and equity financing that will be required will depend on a number of factors, including the amount of cash Station holds as of the Effective Date after payment of reorganization expenses and the estimated cash needs going forward.  The capital structure, governance and terms of the debt and equity of the Company and Station Holdco may be subject to change as the reorganization of Station is finalized and implemented.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2010 is presented as if the implementation of the Plan and the Restructuring Transactions had occurred on September 30, 2010.  The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2010 and the fiscal year ended December 31, 2009 have been prepared as if the implementation of the Plan and the Restructuring Transactions had occurred on January 1, 2010 and January 1, 2009, respectively.

The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated as of the dates indicated, nor does it purport to represent the financial position and results of operations for future periods.  The pro forma adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable.  All costs and expenses not directly affected by the Restructuring Transactions, including impairment charges of $242.2 million for the nine months ended September 30, 2010 and $1.1 billion for the year ended December 31, 2009, have not been removed in the pro forma adjustments. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Item 2. Financial Information— Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Item 2. Financial Information—Selected Financial Data” and “Item 15. Financial Statements and Exhibits—Station Casinos, Inc. Consolidated Financial Statements” included in this Registration Statement.

Station Casinos LLC

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2010

(in thousands)

				Pro Forma
	Station			Station Casinos LLC
	September 30,	Pro Forma		September 30,
	2010	Adjustments		2010
ASSETS
Current assets:
Cash and cash equivalents	$189,526	$(86,348	)(a)	$103,178
Restricted cash	255,828	(237,730	)(a)	18,098
Receivables, net	15,090	—		15,090
Inventories	6,992	—		6,992
Prepaid gaming tax	17,034	—		17,034
Prepaid expenses	15,271	—		15,271
Debt issue costs, current	684	—		684
Total current assets	500,425	(324,078)		176,347
Property and equipment, net	2,530,313	(891,982	)(b)	1,638,331
Goodwill	124,313	52,660	(c)	176,973
Restricted cash, noncurrent	15,003	—		15,003
Intangible assets, net	275,905	(57,886	)(b)	218,019
Land held for development	257,470	7,030	(d)	264,500
Investments in joint ventures	8,946	54	(d)	9,000
Native American development costs	183,110	(87,910	)(d)	95,200
Other assets, net	102,552	(46,509	)(d)	56,043
Total assets	$3,998,037	$(1,348,621)		$2,649,416

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)/MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$242,362	$(242,021	)(e)	$341
Accounts payable	11,085	(1,047	)(f)	10,038
Construction contracts payable	296	—		296
Accrued interest payable	17,139	(17,039	)(g)	100
Accrued expenses and other current liabilities	106,469	(39,487	)(h)	66,982
Total current liabilities	377,351	(299,594)		77,757
Long-term debt, less current portion	8,816	2,359,771	(i)	2,368,587
Deferred income tax, net	102,283	(102,283	)(j)	—
Investments in joint ventures, deficit	212,085	(212,085	)(k)	—
Other long-term liabilities, net	5,849	(5,849	)(j)	—
Total liabilities not subject to compromise	706,384	1,739,960		2,446,344
Total liabilities subject to compromise	6,003,832	(6,003,832	)(l)	—
Total liabilities	6,710,216	(4,263,872)		2,446,344

Stockholders’ (deficit)/members’ equity:
Common stock, par value $0.01; authorized 10,000 shares; 41.7 shares issued	—	—	(m)	—
Non-voting common stock, par value $0.01; authorized 100,000,000 shares; 41,674,838 shares issued	417	(417	)(m)	—
Additional paid-in capital	2,961,333	(2,961,333	)(m)	—
Accumulated other comprehensive income	957	(957	)(m)	—
Accumulated deficit	(5,673,214)	5,673,214	(m)	—
Members’ equity	—	203,072	(n)	203,072
Noncontrolling interest	(1,672)	1,672	(m)	—
Total stockholders’ (deficit)/members’ equity	(2,712,179)	2,915,251		203,072
Total liabilities and stockholders’ (deficit)/members’ equity	$3,998,037	$(1,348,621)		$2,649,416

Station Casinos LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2010

(in thousands)

				Pro Forma
	Station			Station Casinos LLC
	Nine months ended			Nine months ended
	September 30,	Pro Forma		September 30,
	2010	Adjustments		2010
Operating revenues:
Casino	$520,493	$—		$520,493
Food and beverage	120,049	—		120,049
Room	55,358	—		55,358
Other	45,304	—		45,304
Management fees	22,221	—		22,221
Gross revenues	763,425	—		763,425
Promotional allowances	(53,431)	—		(53,431)
Net revenues	709,994	—		709,994

Operating costs and expenses:
Casino	213,392	(103	)(o)	213,289
Food and beverage	78,269	—		78,269
Room	24,397	—		24,397
Other	14,821	—		14,821
Selling, general and administrative	167,870	(1,583	)(o)	166,287
Corporate	28,759	(26,534	)(p)	2,225
Development and preopening	7,485	(4,251	)(q)	3,234
Depreciation and amortization	120,016	(65,609	)(b)	54,407
Impairment of goodwill	60,386	—		60,386
Impairment of other intangible assets	181,773	—		181,773
Write-downs and other charges, net	8,094	—		8,094
Management fees	—	24,976	(r)	24,976
	905,262	(73,104)		832,158
Operating loss	(195,268)	73,104		(122,164)
Earnings (losses) from joint ventures	(2,762)	3,048	(k)	286
Operating loss and earnings (losses) from joint ventures	(198,030)	76,152		(121,878)
Other expense:
Interest expense, net	(79,345)	14,417	(s)	(64,928)
Interest and other expense from joint ventures	(55,750)	53,998	(k)	(1,752)
Change in fair value of derivative instruments	(42)	42	(t)	—
	(135,137)	68,457		(66,680)
Loss before reorganization items and income taxes	(333,167)	144,609		(188,558)
Reorganization items, net	(78,465)	78,465	(u)	—
Loss before income taxes	(411,632)	223,074		(188,558)
Income tax benefit	22,660	(22,660	)(v)	—
Net loss	(388,972)	200,414		(188,558)
Less net loss applicable to noncontrolling interest	(1,672)	—		(1,672)
Net loss applicable to Station Casinos, Inc. stockholders/Station Casinos LLC members	$(387,300)	$200,414		$(186,886)

Station Casinos LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2009

(in thousands)

				Pro Forma
	Station			Station Casinos LLC
	Year ended			Year ended
	December 31,	Pro Forma		December 31,
	2009	Adjustments		2009
Operating revenues:
Casino	$764,639	$—		$764,639
Food and beverage	189,917	—		189,917
Room	82,282	—		82,282
Other	64,732	—		64,732
Management fees	52,447	(8,545	)(k)	43,902
Gross revenues	1,154,017	(8,545)		1,145,472
Promotional allowances	(91,868)	—		(91,868)
Net revenues	1,062,149	(8,545)		1,053,604

Operating costs and expenses:
Casino	324,373	(89	)(o)	324,284
Food and beverage	116,932	—		116,932
Room	34,182	—		34,182
Other	20,121	—		20,121
Selling, general and administrative	229,200	(5,455	)(w)	223,745
Corporate	33,018	(30,052	)(x)	2,966
Depreciation and amortization	207,180	(134,638	)(b)	72,542
Development and preopening	12,014	(4,690	)(y)	7,324
Impairment of goodwill	181,785	—		181,785
Impairment of other intangibles assets	255,263	(126,433	)(k)	128,830
Impairment of other assets	839,813	(23,158	)(k)	816,655
Write-downs and other charges, net	20,807	(5,261	)(k)	15,546
Management fees	—	38,146	(r)	38,146
	2,274,688	(291,630)		1,983,058
Operating loss	(1,212,539)	283,085		(929,454)
Losses from joint ventures	(127,643)	21,018	(k)	(106,625)
Operating loss and losses from joint ventures	(1,340,182)	304,103		(1,036,079)
Other (expense) income:
Interest expense, net	(276,591)	206,558	(s)	(70,033)
Interest and other expense from joint ventures	(40,802)	35,639	(k)	(5,163)
Change in fair value of derivative instruments	23,729	(31,999	)(t)	(8,270)
Gain on early retirement of debt	40,348	—		40,348
	(253,316)	210,198		(43,118)
Loss before reorganization items and income taxes	(1,593,498)	514,301		(1,079,197)
Reorganization items, net	(375,888)	375,888	(u)	—
Loss before income taxes	(1,969,386)	890,189		(1,079,197)
Income tax benefit	289,872	(289,872	)(v)	—
Net loss	$(1,679,514)	$600,317		$(1,079,197)

Notes To Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Description of Restructuring Transactions

On November 7, 2007, STN completed a going private transaction that was sponsored by Frank J. Fertitta III and Lorenzo J. Fertitta and certain affiliates of Colony Capital, LLC (“Colony”) (such going private transaction is referred to herein as, the “Merger”).  In connection with the Merger, STN’s subsidiary, FCP Propco, LLC (“Propco”), and certain other subsidiaries of STN that directly or indirectly own interests in Propco (the “Propco Debtors”) entered into a mortgage loan and related mezzanine financings in an aggregate principal amount of $2.475 billion (the “CMBS Loans”).  The CMBS Loans were secured by substantially all fee and leasehold real property comprising Palace Station, Boulder Station, Sunset Station and Red Rock (collectively, the “Propco Properties”).  In addition, STN, as borrower, entered into a $900 million senior secured credit agreement (the “Credit Agreement”) which was secured by substantially all of the assets of STN and its subsidiaries, other than Propco and the Propco Debtors.  STN’s $450 million 6% senior notes due April 1, 2012, $400 million 7¾% senior notes due August 15, 2016, $450 million 6½% senior subordinated notes due February 1, 2014, $700 million 6 7/8% senior subordinated notes due March 1, 2016 and $300 million 6 5/8% senior subordinated notes due March 15, 2018 (collectively, “Senior and Senior Subordinated Notes”) remained outstanding following consummation of the Merger.  On February 7, 2008, a wholly owned, indirect subsidiary of STN (“Landco”), as borrower, entered into a $250 million delay-draw term loan collateralized by land located on the southern end of Las Vegas Boulevard at Cactus Avenue and land surrounding Wild Wild West in Las Vegas, Nevada (the “Land Loan”).

On July 28, 2009 (the “Petition Date”), STN and its affiliates FCP Holding Inc., FCP VoteCo, LLC, Fertitta Partners, LLC, FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower VII, LLC, FCP MezzCo Borrower VI, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower I, LLC, FCP PropCo, LLC, Northern NV Acquisitions, LLC, Tropicana Station, LLC, River Central, LLC and Reno Land Holdings, LLC (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under Chapter 11 of the Bankruptcy Code.  These cases are being jointly administered under the caption In re Station Casinos, Inc., et al Debtors Case No. 09-52470 (the “Chapter 11 Case”).

On August 27, 2010, the Bankruptcy Court entered an order confirming the Debtors joint plan of reorganization (the “Plan”).  Under the Plan, the Company, as designee of German American Capital Corporation and JP Morgan Chase Bank, N.A., as holders of $1.8 billion in CMBS Loans (the “Mortgage Lenders”), is expected to acquire the Propco Properties and certain related assets in satisfaction of the Mortgage Lenders’ existing secured claims against Propco. In conjunction with these transfers to the Company, under the Plan: (i) our Voting Units are expected to be issued to Station Voteco, which is expected to be owned by (a) Robert A. Cashell Jr. and Stephen J. Greathouse, who are expected to be designated by the Mortgage Lenders as members of our Board of Managers and owners of Station Voteco, and (b) an entity owned by affiliates of Frank J. Fertitta III, our Chief Executive Officer, President and a member of our Board of Managers, and Lorenzo J. Fertitta, a member of our Board of Managers, (ii) our Non-Voting Units are expected to be issued to Station Holdco, which is expected to be owned by the Mortgage Lenders, FI Station Investor LLC, a newly formed limited liability company owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta (“FI Station Investor”) and the holders of the Senior and Senior Subordinated Notes; and (iii) the Company is expected to enter into a new credit agreement (the “Propco Credit Agreement”) with the Mortgage Lenders consisting of a term loan facility in the principal amount of  $1.6 billion and a revolving credit facility in the amount of $100 million, which revolving credit facility will increase to $150 million upon the prepayment of $50 million of outstanding principal amount under the term loan (the transactions described in clauses (i) through (iii) collectively referred to herein as, the “Propco Restructuring”).

In addition, Station Holdco will issue two classes of warrants to the Mortgage Lenders permitting the Mortgage Lenders to purchase a total of 5% of the non-voting equity of Station Holdco at exercise prices based upon a multiple of the share value of Station Holdco on the Effective Date (the “Mortgage Lender Warrants”).  The Mortgage Lenders will sell to FI Station Investor one of the classes of warrants with the right to purchase up to 2.5% of the non-voting equity (the “Fertitta Warrants”) and will transfer the remaining 2.5% of the Mortgage Lender Warrants to holders of the mezzanine portion of the CMBS Loans.  On or about the Effective Date, FI Station Investor is expected to assign the Fertitta Warrants to an affiliate of Colony.  The Mortgage Lender Warrants will have a per unit exercise price equal to two and one-half times the value of the Non-Voting Units on the Effective Date (as defined below) that will increase by 15% on each of the third through seventh anniversaries of the Effective Date.  The Fertitta Warrants will have a per unit exercise price equal to three times the value of the Non-Voting Units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date.  For purposes of determining the exercise price of the Mortgage Lender Warrants and the Fertitta Warrants, the per unit value of the Non-Voting Units will be determined based on a total equity value of Station Holdco equal to $200 million, plus the amount of any additional equity issued or capital contributions made as of the Effective Date, plus the amount of any reduction in the debt agreed to by the Mortgage Lenders in exchange for Station Holdco equity (the “Plan Value”).   The Mortgage Lender Warrants and the Fertitta Warrants may only be exercised following the earlier of (i) the six and one-half year anniversary of the Effective Date and (ii) the occurrence of a capital raising transaction by Station Holdco that involves a determination of the equity value of Station Holdco (other than the transactions contemplated by the Plan) and expire on the seventh anniversary of the Effective Date.

In addition, pursuant to the terms of the Plan, STN and certain of its subsidiaries have entered into an Asset Purchase Agreement dated as of June 7, 2010, as amended (the “Asset Purchase Agreement”) with FG Opco Acquisitions LLC, an entity that is currently owned in whole or in part by Fertitta Entertainment LLC, which is owned by affiliates of Frank J. Fertitta III and Lorenzo J. Fertitta (“Fertitta Entertainment”) and the Mortgage Lenders and will be owned by the Company upon consummation of the transactions contemplated by the Asset Purchase Agreement (the “Opco Purchaser”).  Pursuant to the terms of the Asset Purchase Agreement, the Opco Purchaser will acquire substantially all of the assets of STN and certain of its subsidiaries, including Santa Fe Station, Texas Station, Fiesta Henderson, Fiesta Rancho and interests in certain Native American gaming projects (the “Opco Assets”), for a purchase price of $772 million, consisting of the following: (i) an amount in cash equal to $317 million, subject to adjustment pursuant to the terms of the Asset Purchase Agreement, and (ii) $455 million in aggregate principal amount of term loans, subject to adjustment pursuant to the terms of the Asset Purchase Agreement (together with a $25 million revolving credit facility, the “Opco Credit Agreement”) (the transactions described in this paragraph, collectively referred to herein as the “Opco Acquisition”). The lenders under the Opco Credit Agreement will be the same lenders as under Station’s existing Credit Agreement.

Pursuant to the terms of the Plan, the proceeds of the sale of the Opco Assets will be distributed to secured creditors of STN in full satisfaction of their claims against Station.  The Plan also provides that certain general unsecured creditors of STN (“Opco Unsecured Creditors”) will receive warrants (the “Unsecured Creditor Warrants”) exercisable for 2.5% of the total equity of Station Holdco.  The Unsecured Creditor Warrants will have a per unit exercise price equal to two and one-half times the value of the Non-Voting Units on the Effective Date that will increase by 15% on each of the third through seventh anniversaries of the Effective Date.  For purposes of determining the exercise price of the Unsecured Creditor Warrants, the per unit value of the Non-Voting Units will be determined based on the Plan Value.  The Unsecured Creditor Warrants may only be exercised following the earlier of (i) the six and one-half year anniversary of the Effective Date and (ii) the occurrence of a capital raising transaction by Station Holdco that involves a determination of the equity value of Station Holdco (other than the transactions contemplated by the Plan), and expire on the seventh anniversary of the Effective Date.

In addition, Opco Unsecured Creditors that are “accredited investors” (as defined in the Securities Act of 1933, as amended) will have an opportunity to participate in a rights offering (“Rights Offering”) under which they may subscribe for and purchase their pro rata share of 15% of the Non-Voting Units of Station Holdco for an aggregate amount of $35.3 million.  The Rights Offering may be increased to fund (i) the payment of $50 million pay-down under the Propco Credit Agreement, (ii) a portion of the Opco Acquisition and (iii) the acquisition of Green Valley Ranch, Aliante Station, or any other material gaming operations located with a 100-mile radius of Las Vegas, provided that the aggregate purchase price payable for additional units so offered in the Rights Offering will not exceed $64.7 million.  Certain affiliates of Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, LP (the “Put Parties”) will purchase at least one-half of the Non-Voting Units offered pursuant to the Rights Offering and have committed to purchase the remainder of the Non-Voting Units offered pursuant to the Rights Offering on or before June 30, 2011, to the extent that such units are not purchased by other Opco Unsecured Creditors (the “Equity Put”).  In consideration for their agreement to purchase units that are not purchased by other Opco Unsecured Creditors, the Put Parties will receive a $3 million cash payment on the Effective Date and reimbursement of expenses in an amount of up to $1.7 million.

Additionally, pursuant to the terms of the Propco Restructuring, Wild Wild West may be acquired by the Company, and the pro forma financial statements have been prepared based on the assumption that Wild Wild West is acquired.  Claimants with respect to the Land Loan are expected to enter into an amended and restated credit agreement related to the Land Loan (the “Restructured Land Loan”). Pursuant to the terms of the Restructured Land Loan, the principal outstanding may be reduced substantially in exchange for warrants in Landco exercisable for nominal consideration (the “Landco Warrants” and together with the Mortgage Lender Warrants, the Fertitta Warrants and the Unsecured Creditor Warrants, the “Warrants”).  However, there can be no assurance that the principal amount of the Restructured Land Loan will be reduced.

Following consummation of the Plan it is expected that the Company and its subsidiaries will enter into long-term management contracts with affiliates of Fertitta Entertainment to manage the Propco Properties and the Opco Assets (the “Management Agreements”). The Propco Restructuring, the Opco Acquisition, the issuance of the Warrants, the Rights Offering, the Equity Put, entry into the Management Agreements and the Restructured Land Loan are referred to herein collectively as the “Restructuring Transactions.”

Although the Plan was confirmed by the Bankruptcy Court on August 27, 2010, consummation of the Plan is subject to the satisfaction of certain conditions precedent, including among other things, (i) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of the Debtors, (ii) all documents necessary to implement the Restructuring Transactions contemplated by the Plan, including but not limited to the equityholders agreement to be entered into upon emergence from bankruptcy among the Company, its equityholders and its subsidiaries (the “Equityholders Agreement”), the Opco Credit Agreement,

the Propco Credit Agreement, the Restructured Land Loan and the Warrants, shall be in form and substance reasonably acceptable to the Debtors, and (iii) all necessary regulatory approvals, including but not limited to necessary approvals of the Nevada Gaming Authorities (as defined herein),  will have been obtained (the date upon which the actions described in clauses (i) through (iii) are completed is referred to herein as the “Effective Date”).  The Company currently expects that the Effective Date will occur in the first half of 2011, although the Company cannot assure you that the required regulatory approvals will be obtained, that conditions to consummation of the Plan will be satisfied by that date, or at all, or that Station will be successful in implementing the Plan in the form contemplated, or at all.  In addition, many non-debtor subsidiaries of Station are expected to file voluntary chapter 11 cases in the Bankruptcy Court for the purposes of effectuating the sale or transfer of all or a portion of their assets pursuant to the Plan.

Following the consummation of the Plan, STN and certain of the other Debtors will be dissolved and, except to the extent set forth in the Plan, none of the Company, Fertitta Entertainment or FI Station Investor nor any of their respective affiliates will succeed to the assets or liabilities of STN or the other Debtors.

2.             Basis of Presentation

The Plan, as confirmed by the Bankruptcy Court, contains various elements including the Propco Restructuring and the Opco Acquisition.  As all of the elements are part of the same plan, management evaluated the Plan as one transaction. In accordance with Accounting Standards Codification (“ASC”) 852 — Reorganizations, the Company will be required to adopt fresh-start reporting upon the Effective Date. Under fresh-start reporting, a new reporting entity is deemed created and, generally, all assets and liabilities are revalued to their fair values. The Company will be required to apply the provisions of fresh-start reporting to its financial statements because (i) the reorganization value of the assets of the emerging entity immediately before the date of confirmation will be less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the existing voting shares of Station common stock immediately before confirmation will receive less than 50% of the voting shares of the emerging entity.

Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value to its assets and liabilities pursuant to accounting guidance related to business combinations as of the effective date of the applicable transaction. A fair value assessment of Station’s assets and liabilities is currently in process and will result in amounts different from those reported on the accompanying unaudited pro forma condensed consolidated balance sheet. An independent third-party appraiser is assisting management in performing a valuation of these assets and liabilities as of the Effective Date, and upon completion of the valuation, a final allocation will be determined. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially.

As set forth in the Plan, the reorganization value of the Propco Restructuring was estimated to be $1.8 billion and the Opco Acquisition was $772 million.  The reorganization value was estimated using various valuation methods, including (i) a calculation of the present value of the future cash flows of the Company based on its financial projections; and (ii) a comparison of the Company and its projected performance to the market values of comparable companies.  Based on this analysis, the Company concluded that approximately $2.6 billion is an appropriate reorganization value for Station for purposes of preparing the accompanying unaudited pro forma condensed consolidated financial statements. The reorganization value of $2.6 billion does not necessarily reflect the price that would be paid for these assets in a transaction involving a willing seller and buyer, with each party possessing full information regarding the Company and with neither party being under any compulsion to buy or sell.

Based on the reorganization value of $2.6 billion, the Company’s preliminary allocation of the fair value of the assets and liabilities is as follows (in thousands):

Current assets	$176,347
Property and equipment	1,638,331
Intangible assets	218,019
Land held for development	264,500
Investments in joint ventures	9,000
Native American development costs	95,200
Other noncurrent assets	71,046
Current liabilities excluding current portion of long-term debt	(77,416)
Total identifiable assets	2,395,027
Goodwill	176,973
Total reorganization value	$2,572,000

3.             Pro Forma Adjustments

(a)—Reflects pro forma adjustments to cash and cash equivalents and restricted cash as a result of the Restructuring Transactions as follows (in thousands):

Propco Revolver (i)	$76,000
Opco Credit Agreement (ii)	435,704
Equity contributions (iii)	77,100
Proceeds from Rights Offering (iv)	48,900
Restricted cash no longer restricted (v)	237,730
Propco Term Loan payment (vi)	(50,000)
Opco Acquisition (vii)	(772,000)
Payment of expenses related to Restructuring Transactions (viii)	(54,573)
Payment to Mortgage Lenders (ix)	(85,209)
Total pro forma adjustment to cash and cash equivalents	$(86,348)

(i)                                     In accordance with the Plan, the Company is expected to enter into a revolving credit facility in the amount of $100 million (the “Propco Revolver”) which would increase to $150 million upon the prepayment of $50.0 million outstanding principal amount under the Propco Term Loan on the Effective Date as noted in pro forma adjustment (i) and (a)(vi) below.  Amount reflects the estimated outstanding balance, which is the maximum amount that may be drawn under the Propco Revolver on the Effective Date to fund a portion of the Opco Acquisition.

(ii)                                  In accordance with the Plan, a subsidiary of the Company, Opco, as borrower, is expected to enter into the Opco Credit Agreement consisting of (a) a term loan facility in the principal amount of approximately $430 million (the “Opco Term Loan”), (b) a term loan facility in the principal amount of approximately $25 million with respect to which interest may be paid in kind (i.e. capitalized as principal) for the first five years of the term of the Opco Credit Agreement (the “PIK Term Loan”) and (c) a new “super priority” revolving credit facility in the maximum amount of $25 million, (the “Opco Revolver”).  Amount reflects the $25 million outstanding balance under the PIK Term Loan and the estimated outstanding balance of the $410.7 million under the Opco Term Loan, which reflects the reduction of $19.3 million as a result of reimbursements from Gun Lake.  Upon the Effective Date, no amounts are anticipated to be outstanding under the Opco Revolver.

(iii)                               Amount includes approximately $64.6 million which is expected to be received to complete the Opco Acquisition and $12.5 million for the Propco Restructuring which will come from FI Station Investor and the Mortgage Lenders in the amount of $46.7 million and $30.4 million, respectively.

(iv)                              In accordance with the Rights Offering, the Opco Unsecured Creditors that are “accredited investors” are expected to purchase $2.2 million in addition to their initial commitment of approximately $35.3 million for their pro rata share of approximately 15% of the equity interests in Station Holdco as well as approximately $11.4 million to complete the Opco Acquisition.

(v)                                 Station’s restricted cash related to its debt and treasury management activities is expected to be released and no longer be restricted and, as a result, may be utilized by the Company, together with other unrestricted cash, for general corporate purposes or to fund the Restructuring Transactions of which approximately $30.0 million from the Propco Properties and $135.0 million from the Opco Assets is anticipated to be utilized for the Opco Acquisition.

(vi)                              Pursuant to the terms of the Propco Credit Agreement, a $50.0 million principal prepayment is due on the closing date.

(vii)                           Pursuant to the Asset Purchase Agreement, the Opco Assets will be purchased by the Company for $772 million of which the proceeds of the sale will be distributed to secured creditors of STN in full satisfaction of their claims against Station.

(viii)                        Amount includes estimated success fees, the Debtors’ administrative claims and other expenses that are expected to be paid upon consummation of the Restructuring Transactions.

(ix)                                Pursuant to the Propco Restructuring, amount reflects the cash recovery to the Mortgage Lenders.

(b)—Reflects the pro forma adjustments to property and equipment and intangible assets as a result of the preliminary estimated fair values in connection with fresh-start reporting. The following table sets forth the estimated fair values for property and equipment and intangible assets and the aggregate pro forma adjustments based on the Company’s preliminary valuation (in thousands, except average remaining useful lives):

	Historical Net Book Value	Pro Forma Adjustment	Estimated Fair Value	Average Remaining Useful Life	Nine Months Expense	Annual Expense
				(years)
Property and equipment:
Land	$413,933	$(235,433)	$178,500	—	$—	$—
Building	1,894,189	(669,282)	1,224,907	42	21,873	29,164
Land improvements	—	68,252	68,252	14	3,656	4,875
Furniture, fixtures and equipment	201,989	(55,519)	146,470	4	27,464	36,618
Construction-in-progress	20,202	—	20,202	—	—	—
Total property and equipment	$2,530,313	$(891,982)	$1,638,331		52,993	70,657
Intangible assets:
Brands	$99,554	$1,576	$101,130	Indefinite	—	—
License rights	3,531	(2,531)	1,000	Indefinite	—	—
Customer relationships	8,805	13,005	21,810	25	654	872
Management contracts	164,015	(71,015)	93,000	7 - 20	113	150
Other	—	1,079	1,079	1¼	647	863
Total intangible assets	$275,905	$(57,886)	$218,019		1,414	1,885
Total pro forma depreciation and amortization expense					54,407	72,542
Less historical depreciation and amortization expense					(120,016)	(207,180)
Total pro forma adjustment to depreciation and amortization expense					$(65,609)	$(134,638)

(c)— Reflects the net of the elimination of historical goodwill and the amount in excess of the reorganization value allocated to the identifiable assets as detailed in Note 2.

(d)— Reflects the pro forma adjustments to land held for development, investments in joint ventures, Native American development costs and other assets as a result of the preliminary estimated fair values in connection with fresh-start reporting.

(e)—Reflects the reclassification of the principal amount of the Land Loan from current portion of long-term debt to long-term debt based on the expected terms of the Restructured Land Loan.

(f)—Reflects the estimated payment of the Debtors’ administrative claims upon consummation of the Restructuring Transactions.

(g)—Reflects the reclassification of approximately $17.0 million in accrued interest related to the Land Loan to long-term debt based on the expected terms of the Restructured Land Loan and approximately $0.1 million for the estimated payment of the Debtors’ administrative claims upon consummation of the Restructuring Transactions.

(h)—Reflects approximately $30.6 million for the estimated payment of administrative claims upon consummation of the Restructuring Transactions and approximately $8.9 million related to the reclassification of the Land Loan interest rate swap liability to long-term debt based on the expected terms of the Restructured Land Loan.

(i)—Reflects pro forma adjustments to long-term debt upon the Effective Date as follows (in thousands):

Propco Term Loan (i)	$1,550,000
Propco Revolver	76,000
Opco Credit Agreement	435,704
Restructured Land Loan (ii)	267,950
Other (iii)	30,117
Total pro forma adjustment to long-term debt	$2,359,771

(i)                                     In accordance with the Plan, the Company is expected to enter into a term loan facility in the principal amount of $1.6 billion (the “Propco Term Loan”) under the Propco Credit Agreement, which is reduced upon prepayment of $50.0 million of outstanding principal amount on the closing date.

(ii)                                  Balance reflects the reclassification of approximately $242.0 million for the principal amount of the Land Loan from current portion of long-term debt, $17.0 million from accrued interest payable and $8.9 million for the interest rate swap liability from accrued expenses and other current liabilities to long-term debt but does not reflect any potential reduction of the principal amount of the loan pursuant to the expected terms of the Restructured Land Loan (pro forma adjustments (e), (g) and (h)).

(iii)                               Includes other debt which will be assumed from Station and is reclassified from liabilities subject to compromise.

(j)—Reflects the elimination of Station’s deferred income tax liability and other long term liabilities.

(k)—Reflects the elimination of Station’s joint venture investments at Green Valley Ranch and Aliante Station. On February 10, 2010, GV Ranch Station, Inc., a wholly owned subsidiary of STN that owns 50% of and manages Green Valley Ranch, filed a voluntary petition in the Bankruptcy Court under Chapter 11 of the Bankruptcy Code. The joint venture that owns Green Valley Ranch has commenced discussions with its own lenders about restructuring alternatives.  In addition, Station owns the manager of, and a 50% interest in the joint venture that owns Aliante Station.   The joint venture that owns Aliante Station has commenced discussions with its own lenders about restructuring alternatives.  None of Aliante Station, Green Valley Ranch nor Station’s indirect equity interest in the joint ventures that own Aliante Station and Green Valley Ranch are subject to the Plan.

(l)—Reflects the discharge of the Station’s liabilities subject to compromise in accordance with the Plan which includes the acquisition of the Propco Properties by the Company in satisfaction of the Mortgage Lenders $1.8 billion secured claims against Propco and the reclassification of debt to be assumed as noted above in pro forma adjustment (i).

(m)— Reflects the elimination of Station’s common stock, additional paid-in capital, accumulated other comprehensive income, accumulated deficit and noncontrolling interest as a result of fresh-start reporting.

(n)— Reflects the issuance of Voting Units, Non-Voting Units and Warrants of the Company which is calculated as follows:

Reorganization value	$2,572,000
Less long-term debt	(2,368,928)
Members’ equity	$203,072

(o)—Reflects the elimination of historical share-based compensation expense of Station.

(p)— Reflects the elimination of approximately $6.1 million in historical share-based compensation expense of Station and approximately $20.4 million in costs eliminated as a result of the restructuring.

(q)— Reflects the elimination of approximately $2.3 million in historical share-based compensation expense of Station and approximately $1.9 million in costs eliminated as a result of the restructuring.

(r)—Reflects the management fee payable to affiliates of Fertitta Entertainment.  Pursuant to the terms of the Management Agreements, affiliates of Fertitta Entertainment will manage and operate the casinos that the Company will acquire from Station and will receive a base management fee equal to two percent of the gross revenues attributable to the properties and an incentive management fee equal to five percent of earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the Management Agreements, with respect to each fiscal year, to the extent such EBITDA is positive.

(s)—Reflects pro forma adjustment to interest expense as a result of the Company and its subsidiaries entering into the Propco Credit Agreement and Opco Credit Agreement and the elimination of historical interest expense related to the CMBS Loans, Credit Agreement and Senior and Senior Subordinated Notes, calculated as follows (in thousands):

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Interest expense on Propco Term Loan	$(38,759)	$(51,678)
Interest expense on Propco Revolver (i)	(2,178)	(2,904)
Interest expense on Opco Credit Agreement (ii)	(11,083)	(14,777)
Amortization of deferred financing costs (iii)	—	—
Total interest expense related to Restructuring Transactions	(52,020)	(69,359)
Less historical interest expense (iv)	66,437	275,917
Total pro forma adjustment to interest expense	$14,417	$206,558

(i)                                     Includes the undrawn commitment fees of approximately $0.3 million and approximately $0.4 million for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

(ii)                                  Includes the Opco Revolver undrawn commitment fees of approximately $0.1 million for both the nine months ended September 30, 2010 and the year ended December 31, 2009.

(iii)                               Amortization of deferred financing costs was assumed to be zero.

(iv)                              Reflects historical interest expense related to the CMBS Loans, Credit Agreement and Senior and Senior Subordinated Notes.

(t)—Reflects the elimination of the change in fair value of derivative instruments related to the CMBS Loans.

(u)—Reflects the elimination of reorganization items of Station.

(v) —Reflects the elimination of Station income tax provision or benefit as the Company will be a pass-through entity for federal and state income tax purposes.  As a pass-through entity, the tax attributes of the Company will pass through to its members, who owe any related income taxes.  As a result, no provision for income taxes has been recorded.

(w)—Reflects the elimination of approximately $2.3 million in historical share-based compensation expense of Station and the elimination of approximately $3.2 million related to reserves for uncollectable management fees of Green Valley Ranch and Aliante Station.

(x)—Reflects the elimination of approximately $8.3 million in historical share-based compensation expense of Station and approximately $21.8 million in costs eliminated as a result of the restructuring.

(y)—Reflects the elimination of approximately $3.2 million in historical share-based compensation expense of Station and approximately $1.5 million in costs eliminated as a result of the restructuring.